FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Press Release regarding First Quarter 2017 Results

2	January - March 2017 Financial Report

3	Financial Information for January - March 2017

4	First Quarter 2017 Earnings Presentation

Item 1

Santander earns €1,867 million in attributable profit during Q1 2017 (up 14%)

Profit before tax was €3,311 million, up 17% excluding

currency movements

Madrid, 26 April 2017—PRESS RELEASE

∎	The Group has earned the loyalty of a further 1.5 million customers since Q1’16, with lending and customer funds increasing by 2% and 7% respectively.

∎	The Group continues to be well diversified with Europe contributing 52% of profit and the Americas 48% (Brazil 26%). Attributable profit increased in nine of the Group’s ten core markets, excluding currency movements.

∎	During the first quarter of 2017 the Group’s common equity tier 1 capital ratio increased by 11 basis points to 10.66%, while cost/income ratio improved to 46.1% from 48.1%.

∎	Since Q1 2016, return on tangible equity, a key measure of profitability, has increased by 100 basis points to 12.1%, among the best of our peers. Tangible net asset value per share increased by 5% to €4.26, and earnings per share increased by 14% to €0.122.

Banco Santander Group Executive Chairman, Ana Botín, said:

“It’s been a strong start to the year with positive momentum across all markets and particularly good growth in Latin America, Spain and our consumer finance business. We are earning the loyalty of more customers, delivering ahead of our targets, and maintaining our position as one of the most efficient, profitable, and predictable banks in the world.

“While the environment continues to be challenging for the banking sector, the outlook for Santander is positive. The economies of all our core markets are expected to grow this year and we are confident that our business model, combined with the consistent execution of our strategy, position us well to continue delivering for our customers and teams while growing profitably in the years ahead.”

Income Statement

	Q1’17 (m)	Q1’17 v Q1’16	Q1’17 v Q1’16 (EX FX)
GROSS INCOME	€12,029	+12.1%	+6.2%
OPERATING EXPENSES	€-5,543	+7.5%	+3.1%
OPERATING INCOME	€6,486	+16.4%	+8.9%
NET LOAN-LOSS PROVISIONS	€-2,400	-0.4%	-9.1%
PROFIT BEFORE TAX	€3,311	+21.2%	+16.8%
ATTRIBUTABLE PROFIT	€1,867	+14.3%	+10.0%

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Telf.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Results Summary

Banco Santander delivered an attributable profit of €1,867 million during the first quarter of 2017, +14% compared to Q1 2016. Excluding currency movements, profit before tax increased by 17% to €3,311 million.

The underlying business performance was strong, with positive trends in all markets and particularly good growth in Latin America, Spain and Santander Consumer Finance. Excluding the impact of currency movements, attributable profits increased in nine of the Group’s ten core markets.

Santander’s differential business model continues to provide strong diversification across both mature and developing markets. In the first quarter of 2017 Europe contributed 52% of Group profit and the Americas 48%. The lending book is also well diversified across business segments and geographies.

1.	Excluding corporate centre and Spain real estate activities 2. Loans excluding repos.

During the quarter the Group continued to help people and businesses prosper across all its markets. Lending and customer funds increased by 2% and 7% respectively over the past 12 months while the number of loyal customers (people who see Santander as their main bank) increased by 1.5 million to 15.5 million.

The Group’s ongoing investment in technology helped increase the number of digital customers by 4.2 million since Q1 2016 to 22.1 million, while also increasing customer satisfaction. Santander ranks among the top three highest rated banks for customer satisfaction in eight of its nine core geographies.

As well as improving customer satisfaction, the progression in digital transformation, combined with strong cost discipline, allowed Santander to further strengthen its position as one of the most efficient banks in the world, with the cost/income ratio improving to 46.1% from 48.1% during the quarter.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Telf.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Credit quality also continued to improve with non-performing loans reducing to 3.74% of total lending, from 4.33% at Q1 2016. The Group’s coverage ratio increased to 75% from 74%, while the cost of credit reduced to 1.17% from 1.22%.

The Group delivered strong growth across its key shareholder measures and continued to meet all strategic targets. Since Q1 2016 return on tangible equity, a key measure of profitability, has increased by 100 basis points to 12.1%, among the best of our peers. Tangible net asset value per share increased by 5% to €4.26, and earnings per share increased by 14% to €0.122.

Strong profitability allowed the Group to further strengthen its capital during the quarter with the common equity tier 1 capital ratio increasing by 11 basis points to 10.66%. This is significantly higher than the Group’s expected minimum regulatory capital requirement for 2019 (9.5%).

Country Summary

Attributable profit to the Group		/ 1Q’16
€ million	1Q’17%		% w/o FX

Continental Europe	774	9.5	9.0

o/w: Spain	362	17.7	17.7

Santander Consumer Finance	314	25.1	23.4

Poland	59	(7.6)	(8.5)

Portugal	125	3.8	3.8

United Kingdom	416	(8.1)	(2.6)

Latin America	1,050	49.3	30.3

o/w: Brazil	634	76.8	37.7

Mexico	163	14.3	24.1

Chile	147	21.1	9.4

USA	95	16.3	12.4

Operating areas	2,335	20.1	16.4

Corporate Centre	(468)	50.3	50.3

Total Group	1,867	14.3	10.0

In Brazil attributable profit was €634 million, an increase of 77% compared to Q1 2016 driven in part by a strengthening Brazilian Real but also strong business performance. Excluding the currency impact attributable profits grew by 38% with an increase in loyal customers stimulating strong growth in income, and prudent risk management leading to a reduction in loan loss provisions. The proportion of non-performing loans in Brazil continued to be lower than private sector peers.

In the UK attributable profit reduced by 8% to €416 million with solid underlying performance, very strong credit quality and disciplined cost control, offset by both the depreciation of the pound against the euro, and one off costs, including an additional provision for PPI claims of £32 million. Excluding the currency impact, attributable profit increased by 3%.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Telf.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

In Santander Spain attributable profit increased to €362 million, up 18% compared to the same period in 2016 as provisions normalised and the cost of credit improved for the 12th consecutive quarter. The successful delivery of the 1|2|3 strategy led to a significant increase in loyal customers (+350,000 since Q1 2016), while the bank’s leading position in wholesale markets helped drive good growth in fee income.

Santander Consumer Finance (SCF) again delivered strong growth in attributable profit, up 25% compared to the same period last year to €314 million (+23% excluding currency movements) driven by an increase in lending across all markets and historically low non-performing loans.

In Mexico an increase in interest rates coupled with good growth in loans and demand deposits helped drive strong growth in income. Attributable profits increased by 14% to €163 million (+24% excluding currency movements). Provisions increased due to an increase in lending and the sale of a non-performing portfolio. The cost of credit remained stable.

In Chile an increase in both lending and deposits since Q1 2016, combined with good cost control and improvements across all credit quality metrics helped drive an increase in attributable profit of 21% to €147 million (+9% excluding currency movements).

In Portugal attributable profit increased by 4% to €125 million compared to Q1 2016 with growth in loyal customers, lower cost of credit and strong cost control offsetting a reduction in revenues due to portfolio sales made in 2016.

In the US attributable profit increased by 16.3% to €95 million compared to Q1 2016 (+12% excluding currency impact). Income at Santander Consumer US fell due to a change in customer risk profile, however, this was offset by an increase in net interest income and lower cost of funds at Santander Bank, as well as lower loan loss provisions.

In Argentina attributable profit increased by 61% to €108 million (+69% excluding currency movements) with strong growth in business volumes pushing up net interest income and fee income, combined with a reduction in the cost of credit and non-performing loans. The profit and loss figures do not include the Citi integration which took place on 31 March 2017.

In Poland attributable profit fell 8% during the same period to €59 million (-9% excluding currency impact) due to higher taxes on profit and the negative impact of the banking asset tax (applied from 1 Feb 2016). Excluding these effects, PBT increased by 20% (+18% excluding currency movements).

About Banco Santander

Banco Santander is the largest bank in the eurozone with a market capitalisation of €83.8 billion. It has a strong and focused presence in 10 core markets across Europe and the Americas with just under 4 million shareholders and 188,000 employees serving 128 million customers.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Telf.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Key Consolidated Data

Balance sheet (€ million)	Mar’17	Dec’16%		Mar’16%		Dec’16

Total assets	1,351,956	1,339,125	1.0	1,324,200	2.1	1,339,125
Net customer loans	795,312	790,470	0.6	773,452	2.8	790,470
Customer deposits	705,786	691,111	2.1	670,627	5.2	691,111
Customer funds	898,110	873,618	2.8	836,377	7.4	873,618
Total equity	104,869	102,699	2.1	98,781	6.2	102,699

Income statement (€ million)	1Q’17	4Q’16%		1Q’16%		2016

Net interest income	8,402	8,096	3.8	7,624	10.2	31,089
Gross income	12,029	11,288	6.6	10,730	12.1	43,853
Net operating income	6,486	5,835	11.2	5,572	16.4	22,766
Underlying profit before taxes	3,311	2,838	16.7	2,732	21.2	11,288
Underlying attributable profit to the Group	1,867	1,766	5.7	1,633	14.3	6,621
Attributable profit to the Group	1,867	1,598	16.9	1,633	14.3	6,204

Variations w/o FX: Quarterly: Nil: +1.4%; Gross income: +4.2%; Net operating income: +8.6%; Underlying attributable profit: +3.7%; Attributable profit: +13.9%

Year-on-year: Nil: +4.0%; Gross income: +6.2%: Net operating income: +8.9%; Underlying attributable profit: +10.0%; Attributable profit: +10.0%

EPS, profitability and efficiency (%)	1Q’17	4Q’16%		1Q’16%		2016

Underlying EPS (euro) *	0.122	0.116	5.3	0.108	13.6	0.436
EPS (euro)	0,122	0.104	17.0	0.108	13.6	0.407
RoE	8.19	7.66		7.46		6.99
Underlying RoTE*	12.13	11.57		11.13		11.08
RoTE	12.13	11.29		11.13		10.38
RoA	0.65	0.61		0.58		0.56
Underlying RoRWA*	1.48	1.42		1.33		1.36
RoRWA	1.48	1.38		1.33		1.29
Efficiency ratio (with amortisations)	46.1	48.3		48.1		48.1

Solvency and NPL ratios (%)	Mar’17	Dec’l6%		Mar’16%		Dec’16

CET1 fully-loaded	10.66	10.55		10.27		10.55
CET1 phase-in	12.12	12.53		12.36		12.53
NPL ratio	3.74	3.93		4.33		3.93
Coverage ratio	74.6	73.8		74.0		73.8

Market capitalisation and shares	Mar’17	Dec’16%		Mar’16%		Dec’16

Shares (millions)	14,582	14,582	-	14,434	1.0	14,582
Share price (euros)	5.745	4.959	15.8	3.874	48.3	4.959
Market capitalisation (€ million)	83,776	72,314	15.8	55,919	49.8	72,314
Tangible book value (euro)	4.26	4.22		4.07		4.22
Price / Tangible book value (X)	1.35	1.17		0.95		1.17
P/E ratio (X)	11.74	12.18		8.99		12.18

Other data	Mar’17	Dec’16%		Mar’16%		Dec’16

Number of shareholders	3,957,838	3,928,950	0.7	3,682,927	7.5	3,928,950
Number of employees	188,182	188,492	(0.2)	194,519	(3.3)	188,492
Number of branches	12,117	12,235	(1.0)	12,962	(6.5)	12,235

(*).- Excluding non-recurring net capital gains and provisions

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 25 2017, following a favourable report from the Audit Committee on April 19, 2017. The Audit Committee verified that the information for 2017 was based on the same principles and practices as those used to draw up the annual financial statements.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid) Telf.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Item 2

MAXI

FINANCIAL REPORT
January - March 2017

We want to
help people and
businesses prosper

Santander

Santander

January - March

2017 Financial report

3 Key consolidated data

4 Santander aim

6 Highlights of the period

9 General background

10 Income statement and balance sheet

16 Solvency ratios

17 Risk management

19 Business information

35 Corporate Governance

36 Corporate Social Responsibility

37 The Santander share

38 Financial information. Appendix

55 Glossary

All customers, shareholders and the general public can use Santander's official social network channels in all the countries in which the Bank operates.

JANUARY - MARCH    » Key consolidated data

KEY CONSOLIDATED DATA

Balance sheet (€ million)	Mar’17	Dec’16%		Mar’16%		Dec’16
Total assets	1,351,956	1,339,125	1.0	1,324,200	2.1	1,339,125
Net customer loans	795,312	790,470	0.6	773,452	2.8	790,470
Customer deposits	705,786	691,111	2.1	670,627	5.2	691,111
Customer funds	898,110	873,618	2.8	836,377	7.4	873,618
Total equity	104,869	102,699	2.1	98,781	6.2	102,699

Income statement (€ million)	1Q’17	4Q’16%		1Q’16%		2016
Net interest income	8,402	8,096	3.8	7,624	10.2	31,089
Gross income	12,029	11,288	6.6	10,730	12.1	43,853
Net operating income	6,486	5,835	11.2	5,572	16.4	22,766
Underlying profit before taxes	3,311	2,838	16.7	2,732	21.2	11,288
Underlying attributable profit to the Group	1,867	1,766	5.7	1,633	14.3	6,621
Attributable profit to the Group	1,867	1,598	16.9	1,633	14.3	6,204

Variations w/o FX:

Quarterly: NII: +1.4%; Gross income: +4.2%; Net operating income: +8.6%; Underlying attributable profit: +3.7%; Attributable profit: +13.9%

Year-on-year: NII: +4.0%; Gross income: +6.2%; Net operating income: +8.9%; Underlying attributable profit: +10.0%; Attributable profit: +10.0%

EPS, profitability and efficiency (%)	1Q’17	4Q’16%		1Q’16%		2016
Underlying EPS (euro) *	0.122	0.116	5.3	0.108	13.6	0.436
EPS (euro)	0.122	0.104	17.0	0.108	13.6	0.407
RoE	8.19	7.66		7.46		6.99
Underlying RoTE*	12.13	11.57		11.13		11.08
RoTE	12.13	11.29		11.13		10.38
RoA	0.65	0.61		0.58		0.56
Underlying RoRWA*	1.48	1.42		1.33		1.36
RoRWA	1.48	1.38		1.33		1.29
Efficiency ratio (with amortisations)	46.1	48.3		48.1		48.1

Solvency and NPL ratios (%)	Mar’17	Dec’16%		Mar’16%		Dec’16
CET1 fully-loaded	10.66	10.55		10.27		10.55
CET1 phase-in	12.12	12.53		12.36		12.53
NPL ratio	3.74	3.93		4.33		3.93
Coverage ratio	74.6	73.8		74.0		73.8

Market capitalisation and shares	Mar’17	Dec’16%		Mar’16%		Dec’16
Shares (millions)	14,582	14,582	—	14,434	1.0	14,582
Share price (euros)	5.745	4.959	15.8	3.874	48.3	4.959
Market capitalisation (€ million)	83,776	72,314	15.8	55,919	49.8	72,314
Tangible book value (euro)	4.26	4.22		4.07		4.22
Price / Tangible book value (X)	1.35	1.17		0.95		1.17
P/E ratio (X)	11.74	12.18		8.99		12.18

Other data	Mar’17	Dec’16%		Mar’16%		Dec’16
Number of shareholders	3,957,838	3,928,950	0.7	3,682,927	7.5	3,928,950
Number of employees	188,182	188,492	(0.2)	194,519	(3.3)	188,492
Number of branches	12,117	12,235	(1.0)	12,962	(6.5)	12,235

(*).- Excluding non-recurring net capital gains and provisions

Note:

The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 25 2017, following a favourable report from the Audit Committee on April, 19 2017. The Audit Committee verified that the information for 2017 was based on the same principles and practices as those used to draw up the annual financial statements.

FINANCIAL REPORT 2017	3

JANUARY - MARCH    » Santander aim

Helping people and businesses prosper

79%* of employees perceive Banco Santander as Simple. Personal and Fair

78%* engaged employees

15.5 (+10%) million loyal customers

22.1 (+24%) million digital customers

Employees
188,182
professionals

Customers
128
million

Our aim is to be the **best retail and commercial bank** that earns the lasting loyalty of our people. customers. shareholders and communities

Communities*
1.7
million people helped in 2016

Shareholders
4.0
million

36,684* scholarships granted in 2016

1,183* agreements with universities and academic institutions in 21 countries

+17.1% Total shareholder return (TSR) in the quarter

+5% expected dividend growth in 2017

(*) 2016 data

Simple | Personal | Fair

4	FINANCIAL REPORT 2017

JANUARY - MARCH    » Santander aim

FIRST QUARTER HIGHLIGHTS

  We launched MyContribution, the new corporate model of performance management that strengthens the Bank’s culture as the driver of transformation. MyContribution balances the objectives on behaviour (40%) and business and performance (60%) for the Corporate Centre.

  In Flexiworking, the programme aimed at creating a new way of working, new spaces are being forged that strengthen cooperation.

  Development of the first phase of StarmeUp, the first global recognition network to spur cooperation and recognise those employees who apply the corporate behaviour to their daily working. Employee participation was 47%.

  The BeHealthy week was held throughout the Group, in order to promote a healthier life style based on the four points of the programme: Know your numbers, Eat, Move, Be balanced.

  The commercial transformation programme started in 2015 continues to drive growth in the number of customers (+1.5 million loyal ones and +4.2 million digital ones in the last 12 months).

  Our goal is to keep on improving customer satisfaction. In eight of our core countries we are already among the Top 3 in local rankings. We continue to promote various initiatives, such as opening innovative WorkCafé branches in Chile or Smart Red in Spain and other countries.

  In customer loyalty, the 1|2|3 strategy is doing well in various countries, with differentiated value proposals. Also noteworthy was the launch and consolidation of other loyalty products, such as the American Airlines cards, AAdvantage in Brazil and Santander Aeroméxico.

  Of note in digitalisation was the continuous development of our value offer, with new proposals such as the Investment Hub in the UK (online funds platform) and the good functioning of ContaSuper in Brazil, a digital account and card for those without a bank

  The Annual General Meeting was attended by shareholders accounting for 64.03% of the Bank’s share capital, the highest attendance rate of the Bank’s recent history. The Bank’s corporate management received more than 97% support from those at the meeting.

  Banco Santander is the first bank to receive the AENOR certificate for management of sustainable events, which certifies the sustainability of its general shareholders’ meeting.

  Institutional Investor, one of the most prestigious publications in the investor and finance world, assessed our shareholders and investors section in our corporate web as the second best in Europe.

  The World Innovation Summit for Education (WISE) was held at the Group’s headquarters in Madrid. WISE is the main global initiative for fostering innovation and cooperation in education.

  Santander Impact, a digital space, was created. It shows the initiatives of Santander Universities in all the countries in which it operates, visualising the impact of its academic, social and sponsorship projects on people’s progress.

  In Poland, a financial education portal was launched, which is easy to access and adapted for people with sight difficulties. In Spain, Santander was the first Spanish company to obtain the certificate of excellence in management of corporate volunteering in the category of Excellence Plus.

FINANCIAL REPORT 2017	5

JANUARY - MARCH    » Highlights of the period

HIGHLIGHTS OF THE PERIOD

The commercial transformation is driving growth in loyal and digital customers

The number of lo al customers rose by 1.5 million in the last 12 months, with individuals up 10% and companies 16%.

Digital customers increased by more than 4 million since March 2016, underscoring the strength of the multi channel strategy.

Digital log-ins grew 34% and cash transactions 31%.

Results: solid profit growth with a good performance in gross income, expenses and provisions

The first quarter attributable profit as 1,867 million, up from €1,633 million in the same period of 2016 (+14% in euros and +10% in constant euros), due to:

•	Gross income increased, both net interest income and fee income. Good performance also of those from the markets.

•	Operating expenses declined in real terms, the fruit of the efficiency plans developed in 2016.

•	Loan-loss provisions continued to fall and the Group’s cost of credit and that of most units improved.

Attributable profit was 17% higher (+14%, in constant euros) than in the fourth quarter, a period affected by non-recurring results and the contribution to the Deposit Guarantee Fund.

Profitability, earnings and dividend per share. Creation of value for our shareholders

Both the RoTE and RoRWA, were among the best of our peers. They were both higher than in the first and fourth quarters of 2016.

Earnings per share (EPS) were 14% higher than the first quarter of 2016.

The total dividend per share charged to 2016’s earnings increased 5% (+8% in cash). We envisage similar rises for 2017.

6	FINANCIAL REPORT 2017

JANUARY - MARCH    » Highlights of the period

HIGHLIGHTS OF THE PERIOD

Santander maintains growth in commercial activity in almost all markets

Lending rose 2% year-on-year and funds 7%. These increases include a small positive exchange rate impact of 1 p.p. in loans and 2 p.p. in funds.

Excluding this impact:

•	Loans increased in the main segments and in 7 of the 10 core units.

•	Funds grew thanks to demand deposits and mutual funds. They increased in the 10 core units.

Solid funding structure and liquidity. The net loan-to-deposit ratio was 113% (115% in March 2016).

All credit quality ratios improved

Non-performing loans fell 4% in the quarter and 11% year-on-year.

The NPL ratio dropped further in the quarter (-19 b.p.), with all units performing well (lowest ratios since the first half of 2011).

The cost of credit was 5 b.p. lower than in March 2016. Excluding Santander Consumer USA, the cost was 0.83% (-5 b.p.).

Solid capital ratios and adjusted to the business model, balance sheet structure and risk profile

Full loaded CET1 of 10.66%, 11 b.p. higher than the fourth quarter of 2016 (+39 b.p. year-on-year), due to ordinary generation of 7 b.p. together with some non-recurring impacts which accounted for an additional 4 b.p.

Total capital ratio of 14.10%, 23 b.p. more than at the end of 2016, due to issuance plans. The full loaded leverage ratio remained at 5.0%.

Tangible capital per share increased for the fourth straight quarter.

FINANCIAL REPORT 2017	7

JANUARY - MARCH    » Highlights of the period

HIGHLIGHTS OF THE PERIOD

Business areas: (more details on pages 19-34 and in the appendix)

  (Changes in constant euros)

  EUROPE

•  Continental Europe posted an attributable profit of €774 million, 9% higher year-on-year. Growth was mainly due to lower provisions, a reduction in costs and better fee income stemming from greater customer loyalty. Net interest income was stable.

Profit was 25% more than in the fourth quarter (a period impacted by the contribution to the Deposit Guarantee Fund).

All units except for Poland (impacted by higher taxes and regulatory issues) generated higher profits than in the first and fourth quarters of 2016. Excluding the impacts, Poland’s profit would have registered double-digit growth.

•  United Kingdom generated a profit of €416 million, 3% higher than the first quarter of 2016. Gross income increased 6%, costs were under control and provisions though higher were still at low levels.

Profit was 21% above the fourth quarter (a period affected by one-off impacts).

  THE AMERICAS

•  Latin America: profit of €1,050 million 30% higher year-on-year, driven by gross income (+18%) and the good performance of net interest income, fee income and gains on financial transactions. This reflected the stronger growth in volumes, better spreads, greater customer loyalty and a good environment in the markets.

Provisions were still flat, which improved the cost of credit, and costs were in line with inflation rates.

The chart shows notable growth in countries, with three of them surpassing 20%.

Profit was 5% higher than the fourth quarter, maintaining the upward trend.

•  United States: profit was €95 million, 12% more than in the first quarter of 2016. It was also higher than the fourth quarter (affected by some non-recurring impacts).

Net interest income was more stable than in previous quarters because of growth in Santander Bank, as Santander Consumer USA is still affected by the change of business mix. Costs were also more stable, although still at high levels, and provisions were lower than in the first quarter of 2016 when there were charges for Oil & Gas.

8	FINANCIAL REPORT 2017

JANUARY - MARCH    » General background

» GENERAL BACKGROUND

Grupo Santander carried out its business in a somewhat more benign environment, with prospects of synchronised economic growth in different parts of the world for the first time in a long while. Mature economies are growing faster and the latest indicators for developing ones point to an improved performance in Latin America, particularly Brazil and Argentina.

US interest rates have begun to rise, although they are still at lows in most mature economies and with it the consequent impact on banking activity.

Country	GDP* var.	Economic performance
Euro zone	+1.7%

The improvement in confidence is reflected in the faster pace of economic growth. Inflation has risen and with it the expectations of market interest rate hikes, although the European Central Bank is holding to its monetary policy.

Spain	+3.2%	Growth remained notable, driven by domestic demand and the continued good performance of exports. Job creation is still strong which will result in the unemployment rate coming down.
Poland	+2.8%

GDP slowdown in 2016. Inflation rose to 2.0% in March although there are no signs of underlying pressures. As a result, the central bank is expected to hold its interest rates unchanged in the coming months.

Portugal	+1.4%	The economy gained momentum in the second half of 2016, after growing 0.6% quarter-on-quarter in the fourth quarter. The fiscal deficit stood at 2.1% of GDP, the lowest in 40 years.
United Kingdom	+1.8%

The economy remained resilient in the face of uncertainties, as underscored by GDP growth in 2016. Inflation was 2.3% in March, after rising rapidly. The jobless rate was 4.7% (slightly above its long-term equilibrium level).

Brazil	-3.6%

The central bank continued to cut the key Selic rate, to 12.25%. Inflation eased to 4.6% (6.3% in December 2016) and expectations are below 4.5%. The real continued to strengthen, appreciating 2.9% against the dollar and 1.5% against the euro.

Mexico	+2.3%

Inflation rose to 5.4% in March, due to higher fuel prices and the delayed impact of the peso’s depreciation. The central bank raised its benchmark rate to 6.25%. The peso appreciated 10.3% against the dollar (8.8% against the euro), returning to pre-US election levels.

Chile	+1.6%

Inflation below 3% in the quarter, with expectations to remain firm. The central bank cut its key rate to 3.0% and maintained the downward bias. The peso appreciated 1.0% against the dollar and depreciated 0.4% against the euro.

Argentina	-2.3%

Economic policies continued to focus on correcting macroeconomic imbalances and strengthening the external position. Inflation has stabilised at close to 2% a month, international reserves increased 9% and GDP grew 1.1% year-on-year in January.

United States	+1.6%

Growth was more moderate, but with almost full employment, high confidence and inflation moving toward the goal. The Federal Reserve raised its federal funds rate by 25 b.p. and looks as if it will keep on increasing the rate gradually this year.

(*) 2016 year-on-year change

 Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	1Q’17	1Q’16	31.03.17	31.12.16	31.03.16
US$	1.065	1.102	1.069	1.054	1.139
Pound sterling	0.860	0.770	0.856	0.856	0.792
Brazilian real	3.346	4.296	3.380	3.431	4.117
Mexican peso	21.577	19.877	20.018	21.772	19.590
Chilean peso	697.904	772.566	710.337	707.612	762.943
Argentine peso	16.682	15.890	16.424	16.705	16.666
Polish zloty	4.320	4.363	4.227	4.410	4.258

FINANCIAL REPORT 2017	9

JANUARY - MARCH    » Consolidated financial report

  GRUPO SANTANDER RESULTS

The good trend was maintained. The first quarter profit amounted to €1,867 million, 14% higher than in the first quarter of 2016 and 10% in constant euros, largely due to:

•	Growth in commercial revenues, underpinned by net interest income as well as fee income, and a good quarter in gains on financial transactions.

•	Costs under control, mainly due to the savings from the measures taken during 2016 to streamline and simplify the structures.

•	The cost of credit came down from 1.22% in March 2016 to 1.17%, thanks to the improvement in the quality of portfolios.

The efficiency ratio improved to 46.1%, among the best of our competitors.

The RoTE was 100 b.p. higher at 12.13%, among the best of comparable banks.

Earnings per share rose 14% year-on-year to €0.122.

 Income statement

    € million

			Change			Change
	1Q’17	4Q’16	%	% w/o FX	1Q’16	%	% w/o FX
Net interest income	8,402	8,096	3.8	1.4	7,624	10.2	4.0
Net fee income	2,844	2,637	7.8	5.0	2,397	18.6	12.1
Gains (losses) on financial transactions	573	412	39.0	42.0	504	13.6	14.4
Other operating income	211	142	47.8	41.4	204	3.0	(1.0)
Dividends	41	124	(67.1)	(68.9)	44	(6.6)	(7.7)
Income from equity-accounted method	133	130	2.5	(1.5)	83	60.2	47.8
Other operating income/expenses	37	(112)	—	—	78	(52.7)	(53.2)
Gross income	12,029	11,288	6.6	4.2	10,730	12.1	6.2
Operating expenses	(5,543)	(5,453)	1.6	(0.5)	(5,158)	7.5	3.1
General administrative expenses	(4,915)	(4,828)	1.8	(0.4)	(4,572)	7.5	3.0
Personnel	(2,912)	(2,876)	1.3	(0.8)	(2,683)	8.5	4.1
Other general administrative expenses	(2,002)	(1,952)	2.6	0.0	(1,889)	6.0	1.5
Depreciation and amortisation	(629)	(626)	0.5	(1.1)	(586)	7.3	3.7
Net operating income	6,486	5,835	11.2	8.6	5,572	16.4	8.9
Net loan-loss provisions	(2,400)	(2,406)	(0.3)	(3.5)	(2,408)	(0.4)	(9.1)
Impairment losses on other assets	(68)	(159)	(57.2)	(57.0)	(44)	56.1	46.0
Other income	(707)	(432)	63.6	58.6	(389)	81.8	63.5
Underlying profit before taxes	3,311	2,838	16.7	14.9	2,732	21.2	16.8
Tax on profit	(1,125)	(767)	46.7	46.1	(810)	38.8	35.0
Underlying profit from continuing operations	2,186	2,071	5.6	3.6	1,922	13.8	9.3
Net profit from discontinued operations	—	0	(100.0)	(100.0)	—	—	—
Underlying consolidated profit	2,186	2,072	5.5	3.6	1,922	13.8	9.3
Minority interests	319	305	4.6	2.7	288	10.7	5.0
Underlying attributable profit to the Group	1,867	1,766	5.7	3.7	1,633	14.3	10.0
Net capital gains and provisions	—	(169)	(100.0)	(100.0)	—	—	—
Attributable profit to the Group	1,867	1,598	16.9	13.9	1,633	14.3	10.0

Underlying EPS (euros)	0.122	0.116	5.3		0.108	13.6
Underlying diluted EPS (euros)	0.122	0.116	5.2		0.107	13.7

EPS (euros)	0.122	0.104	17.0		0.108	13.6
Diluted EPS (euros)	0.122	0.104	16.9		0.107	13.7

Pro memoria:
Average total assets	1,353,495	1,340,897	0.9		1,335,115	1.4
Average stockholders’ equity	91,174	90,054	1.2		87,571	4.3

(*).- In 4Q’16, PPI UK (-€137 million) and restatement Santander Consumer USA (-€32 million).

10	FINANCIAL REPORT 2017

JANUARY - MARCH    »  Consolidated financial report

First quarter 2017 compared to fourth quarter of 2016

The first quarter attributable profit was €1,867 million, 17% more than the fourth quarter of 2016 (+14% in constant euros). That quarter was affected by two non-recurring impacts: a €137 million charge to a fund to cover eventual complaints related to payment protection insurance (PPI) in the UK and €32 million for re-statement of Santander Consumer USA figures.

Eliminating these impacts and taxes (+46% in the first quarter), pre-tax profit was 17% higher (+15% in constant euros). Growth was due to:

•

Good evolution of all the revenue lines, mainly fee income, reflecting greater activity and customer loyalty, and gains on financial transactions, benefiting from market conditions. Another factor was the impact of the contribution to the Deposit Guarantee Fund in the fourth quarter.

•	Operating expenses were lower (-1% in constant euros), with all units under control.

•	Loan-loss provisions fell again (-4% in constant euros), reflecting a further improvement in the cost of credit.

First quarter 2017 compared to the same period of 2016

Attributable profit rose 14% year-on-year and 10% in constant euros. The performance of the main lines is set out below, with all changes without the exchange rate impact.

 Gross income

•

The structure of our gross income, where net interest income and fee income account for 93% of total revenues, well above the average of our competitors, continues to enable us to grow in a consistent and recurring way. Gross income increased 6%, as follows:

–	Net interest income rose 4%, due to greater lending and higher deposits, mainly in developing countries, and management of spreads.

All units increased their net interest income except for Spain, because of the impact of reduced volumes and interest rate pressure on loans, Portugal, due to sales of public debt and loan portfolios in 2016, and the US, impacted by the fall in auto finance balances and the change of mix toward a lower risk profile (higher FICO).

–

Fee income was up 12%, a faster pace than in previous years, reflecting greater activity and customer loyalty. Double-digit growth in income from commercial and retail banking (86% of the total) as well as from GCB.

–	Gains on financial transactions (only 5% of revenues) rose 14% thanks to the good environment in markets. Of note were Brazil’s good treasury results.

 Operating expenses

•

Operating expenses rose 3% as a result of higher inflation in some countries, investments in transformation and costs linked to regulations. In real terms and on a like-for-like basis, the Group’s costs were 1.6% lower, with eight units with flat costs or falling. Of note were Spain (-5%), Portugal (-11%) and Argentina (-10%). The Corporate Centre’s costs fell 5%. Only Mexico’s rose because of the investment plan announced at the end of 2016. Costs also increased in the US.

FINANCIAL REPORT 2017	11

JANUARY - MARCH    » Consolidated financial report

In short, we kept up our focus on operational excellence in order to remain a reference in the sector in terms of efficiency, while we continued to enhance the customer experience.

We took measures in 2016 to streamline and simplify structures, mainly in Spain’s network and the Corporate Centre, enabling us to keep on investing in the commercial transformation (commercial tools, simpler processes, new branch models), while fulfilling our efficiency plans.

 Loan-loss provisions

•	Good evolution of credit quality ratios, which were better than in 2016, and loan-loss provisions fell 9%. By countries:

–	Significant reduction in all euro zone units and Poland.

–	The UK maintained cost of credit levels close to zero.

–

Latin America remained broadly stable within a context of greater lending, as all big units maintained or improved their cost of credit. Of note was the change in Brazil’s trend. Its provisions were lower than in the previous two quarters.

–	In the US, provisions fell partly because of those made in the first quarter of 2016 for Oil & Gas.

•	The cost of credit dropped from 1.22% in March 2016 to 1.17% a year later, and is within the goal we announced at the Investor Day.

 Other results and provisions

•

Other results and provisions were €775 million negative, higher than in 2016. This item records different kinds of provisions, as well as capital gains, capital losses and asset impairment. The rise over 2016 is diluted by concepts and countries with the largest increases in Brazil and the UK.

 Profit and profitability

•	Pre-tax profit rose 17% and attributable profit 10%. The difference was due to the higher tax rate, which rose from around 30% to 34%.

•	RoTE was 12.13%, RoRWA 1.48% and earnings per share (EPS) €0.122. All were higher year-on-year (earnings per share +14%).

12	FINANCIAL REPORT 2017

JANUARY - MARCH    »  Consolidated financial report

 Balance sheet

    € million

Assets	31.03.17	31.03.16	Change amount	%	31.12.16
Cash, cash balances at central banks and other demand deposits	74,804	67,545	7,259	10.7	76,454
Financial assets held for trading	143,109	151,550	(8,441)	(5.6)	148,187
Debt securities	46,944	50,060	(3,116)	(6.2)	48,922
Equity instruments	16,174	14,584	1,590	10.9	14,497
Loans and advances to customers	11,375	6,866	4,509	65.7	9,504
Loans and advances to central banks and credit institutions	3,449	3,397	52	1.5	3,221
Derivatives	65,167	76,643	(11,476)	(15.0)	72,043
Financial assets designated at fair value	46,026	48,771	(2,745)	(5.6)	31,609
Loans and advances to customers	17,865	13,884	3,981	28.7	17,596
Loans and advances to central banks and credit institutions	24,038	30,714	(6,676)	(21.7)	10,069
Other (debt securities an equity instruments)	4,123	4,173	(50)	(1.2)	3,944
Available-for-sale financial assets	118,195	118,298	(103)	(0.1)	116,774
Debt securities	112,946	113,656	(710)	(0.6)	111,287
Equity instruments	5,249	4,642	607	13.1	5,487
Loans and receivables	844,804	824,174	20,630	2.5	840,004
Debt securities	12,901	12,487	414	3.3	13,237
Loans and advances to customers	766,072	752,702	13,370	1.8	763,370
Loans and advances to central banks and credit institutions	65,831	58,985	6,846	11.6	63,397
Held-to-maturity investments	14,268	4,566	9,702	212.5	14,468
Investments in subsidiaries, joint ventures and associates	5,275	3,350	1,925	57.5	4,836
Tangible assets	22,807	25,465	(2,658)	(10.4)	23,286
Intangible assets	29,645	28,693	952	3.3	29,421
o/w: goodwill	26,939	26,209	730	2.8	26,724
Other assets	53,023	51,788	1,235	2.4	54,086
Total assets	1,351,956	1,324,200	27,756	2.1	1,339,125

Liabilities and shareholders’ equity
Financial liabilities held for trading	99,550	108,567	(9,017)	(8.3)	108,765
Customer deposits	10,649	9,570	1,079	11.3	9,996
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	644	976	(332)	(34.0)	1,395
Derivatives	67,580	78,608	(11,028)	(14.0)	74,369
Other	20,677	19,413	1,264	6.5	23,005
Financial liabilities designated at fair value	56,606	63,404	(6,798)	(10.7)	40,263
Customer deposits	27,495	28,484	(989)	(3.5)	23,345
Debt securities issued	3,373	3,445	(72)	(2.1)	2,791
Deposits by central banks and credit institutions	25,738	31,474	(5,736)	(18.2)	14,127
Other	—	1	(1)	(100.0)	—
Financial liabilities measured at amortized cost	1,048,447	1,012,407	36,040	3.6	1,044,240
Customer deposits	667,642	632,573	35,069	5.5	657,770
Debt securities issued	218,019	218,143	(124)	(0.1)	226,078
Deposits by central banks and credit institutions	137,029	138,323	(1,294)	(0.9)	133,876
Other	25,757	23,368	2,389	10.2	26,516
Liabilities under insurance contracts	635	656	(21)	(3.2)	652
Provisions	14,411	14,292	119	0.8	14,459
Other liabilities	27,438	26,093	1,345	5.2	28,047
Total liabilities	1,247,087	1,225,419	21,668	1.8	1,236,426
Shareholders’ equity	107,706	103,264	4,442	4.3	105,977
Capital stock	7,291	7,217	74	1.0	7,291
Reserves	100,215	94,414	5,801	6.1	94,149
Attributable profit to the Group	1,867	1,633	234	14.3	6,204
Less: dividends	(1,667)	—	(1,667)	—	(1,667)
Accumulated other comprehensive income	(15,122)	(15,949)	827	(5.2)	(15,039)
Minority interests	12,285	11,466	819	7.1	11,761
Total equity	104,869	98,781	6,088	6.2	102,699
Total liabilities and equity	1,351,956	1,324,200	27,756	2.1	1,339,125

FINANCIAL REPORT 2017	13

JANUARY - MARCH    »  Consolidated financial report

  GRUPO SANTANDER BALANCE SHEET

Small positive impact of exchange rates on customer balances: less than 1 p.p. in the quarter and +1/+2 p.p. in 12 months.

Lending, without the exchange rate impact, remained stable in the quarter, while funds increased 1%. The Group has a comfortable net loan-to-deposit ratio of 113%.

In relation to March 2016 and without the exchange rate impact:

•	Loans rose 1% with rises in the combined retail and consumer credit and in 7 of the 10 core units.

•	Funds increased 5%, spurred by demand deposits and mutual funds. Growth in the 10 core units.

The appreciation/depreciation against the euro of the different currencies in which the Group operates had little impact on the evolution of the Group’s customer balances (less than 1 p.p. positive in the quarter and +1/+2 p.p. in 12 months).

 Gross customer lending

•	Gross lending excluding repos showed a balanced structure: individuals (48%), consumer credit (16%), SMEs and companies (24%) and GCB (12%).

•	Over the fourth quarter of 2016, lending without the exchange rate remained stable, as follows by countries:

–	Growth in Argentina (+14%, due to Citi’s incorporation), in Chile (+2%) and Poland (+1%).

–

Drop of 3% in the US due to the strategy to improve the risk profile and the sale of some portfolios in Santander Consumer USA, and the lower GCB balances in Santander Bank. Drop of 2% in Mexico largely because of lower government balances, as consumer credit and lending to SMEs and companies increased.

–	In Spain, Santander Consumer Finance and Portugal, the falls were less than 1%, but new lending in the first quarter was higher than in the fourth quarter of 2016 (+18%, +3% and +12%, respectively).

•	The Group’s total lending in constant euros was 1% higher in the first quarter year-on-year:

–	Increases in seven of the 10 core countries, with significant growth in Argentina, SCF, Mexico, Chile and Poland.

–	Lending in Brazil rose 4%, improving the trend of previous quarters.

–

Falls in Spain (-3%) and Portugal (-4%), mainly due to balances in institutions and mortgages in Spain and the sale of a portfolio in Portugal, and in the US (-5%), largely because of fewer originations and the change towards a lower risk portfolio in SCUSA and the sale of portfolios.

–	Lastly, lending to the real estate sector in Spain was down 37% year-on-year.

14	FINANCIAL REPORT 2017

JANUARY - MARCH    » Consolidated financial report

 Customer funds

•	Total funds (deposits excluding repos and mutual funds) rose 1% in the quarter excluding the exchange rate impact. Growth in Argentina (+22%), Brazil (+3%), Spain and SCF (+2%) and the UK (+1%).

•	Growth of 5% over March 2016, excluding the exchange rate impact, as follows:

–	The strategy of loyalty and management of costs helped produce a 12% increase in demand deposits and 11% in mutual funds and a 13% fall in time deposits.

–	After this performance, the funds structure is as follows: demand deposits (59%), time (22%) and mutual funds (19%).

–	Growth in the 10 core units. The largest rise was in Argentina (+68%, partly due to Citi’s incorporation), while SCF, Poland, Brazil, Mexico and Chile each grew 7%.

•

As well as capturing deposits, the Santander Group attaches strategic importance to maintaining a selective policy of issuance in international fixed income markets, seeking to adapt the frequency and volume of market operations to each unit’s structural liquidity needs, as well as to the receptiveness of each market.

•	In the first quarter, the following issues were made:

–	Medium and long-term senior debt of €4,520 million.

–	Securitisations placed in the market amounted to €3,492 million.

–	Eligible TLAC issues (Total Loss-Absorbing Capacity) to strengthen the Group’s position by a total amount of €4,625 million. (senior non-preferred: €3,575 million, subordinated debt: €1,050 million).

–	Medium and long term debt maturities of €14,300 million.

•	The net loan-to-deposit ratio was 113% (115% in March 2016) and the ratio of deposits plus medium and long term funding to the Group’s loans was 114%, underscoring the comfortable funding structure.

 Other balance sheet items

•	Securities representing debt classified as available for sale amounted to €112,946 million, €710 million less year-on-year.

•

Investments held to maturity amounted to €14,268 million, with a significant rise over the last 12 months, mainly due to the purchase of a €7,765 million portfolio of UK sovereign debt securities, whose objective is placed within management of the balance sheet of ALCO activity.

•	Tangible assets were €22,807 million, down €2,658 million year-on-year, due to the deconsolidation of assets from the merger of Metrovacesa and Merlín.

•	Lastly, goodwill was €26,939 million (+€730 million year-on-year), largely due to exchange rates impact.

FINANCIAL REPORT 2017	15

JANUARY - MARCH    »  Solvency ratios

  SOLVENCY RATIOS

The fully loaded CET1 rose 11 b.p. in the first quarter to 10.66%.

Tangible equity per share increased 5% year-on-year to €4.26.

The fully loaded leverage ratio is 5.0%, in line with December 2016.

•

We continued to improve our solvency ratios. The fully loaded common equity tier 1 (CET1) was 11 b.p. higher at 10.66%, 7 b.p. of which came from ordinary generation and management of risk assets, and 4 b.p. came from some non-recurring impacts such as a negative one from Citi’s incorporation in Argentina and positive from the portfolios available for sale.

•	When calculating the ratio €84 million was deducted for the remuneration of the contingent-convertible preferred shares, as well as treasury stock, which at the end of March was irrelevant.

•	The total fully loaded ratio was 14.10% (+23 b.p.), benefiting from the eligible issues made in the first quarter.

•	This continued improvement in the capital ratios reflects the different measures taken by the Group, including improving and deepening a more active culture of managing capital at all levels. Of note:

–	More teams dedicated to managing capital and greater coordination between the Corporate Centre and local teams

–	A greater weight of capital in incentives.

–	All countries and business units developed their individual capital plans, focusing on having a business that consumes less capital per unit of return in the future.

•

In regulatory terms, the total capital ratio is 14.62% and the CET1 phase-in 12.12%. The minimum ratios required by the European Central Bank for the Santander Group on a consolidated basis for 2017 are 11.25% for the total ratio and 7.75% for the CET1.

 Eligible capital. March 2017

    € million

	Phase-in	Fully-loaded
CET1	72,365	63,680
Basic capital	73,553	69,424
Eligible capital	87,274	84,195
Risk-weighted assets	597,123	597,123

CET1 capital ratio	12.12	10.66
T1 capital ratio	12.32	11.63
Total capital ratio	14.62	14.10

16	FINANCIAL REPORT 2017

JANUARY - MARCH    »  Management risk

  RISK MANAGEMENT

The Group’s NPL ratio continued to improve and dropped to 3.74% (-59 b.p. year-on-year; -19 b.p. in the quarter), thanks to the good performance of portfolios in most countries. Of note were Brazil, Spain, Poland and Portugal.

The coverage ratio remained stable at 75%.

The cost of credit was 1.17%, 5 b.p. lower than in March 2016, after improving in 8 of the 10 large units.

Loan-loss provisions were €2,400 million, 9% lower year-on-year, excluding the exchange rate impact.

 Credit risk management

•

Net NPL entries in the first quarter were €1,583 million. Non-performing loans amounted to €32,158 million at March 31, 4% lower than at the end of 2016 and 11% year-on-year. The NPL ratio was 3.74%, 59 b.p. better than March 2016 and 19 b.p. below the end of last year.

•

Loan-loss provisions to cover these loans amounted to €24,002 million (75%). In order to properly view this figure, it should be remembered that the UK and Spain NPL ratios are affected by the weight of mortgage balances, which require fewer provisions as they have guarantees.

•	The cost of credit (1.17%) was lower than in the first and fourth quarters of 2016 . This ratio is already within the goal set at the Investor Day for 2016-2018

The NPL and coverage ratios of the main countries where the Group operates are set out below:

•

Spain’s NPL ratio was 5.22%, (19 b.p. lower than at the end of 2016). The favourable trend continue thanks to the positive performance of the portfolio, as well as active management of it. Coverage was 49%.

The Real Estate unit in Spain ended March with a NPL ratio of 93% and coverage of 57%.The total coverage ratio, including the balance outstanding, and coverage of assets foreclosed was also 57%.

•	Santander Consumer Finance’s NPL ratio was 2.62%. This was 6 b.p. better than in the fourth quarter of 2016, due to the good performance of Germany and Italy. Coverage was 109%.

•	In Poland the NPL ratio improved to 5.20% (-22 b.p. in the quarter), mainly due to the good performance of the portfolios of SMEs and individuals, as well as that of companies. Coverage was 61%.

•	Portugal’s NPL ratio was 8.47%. This was-34 b.p. better in the quarter, due to the good trend in companies and SMEs, as well as the good management of both portfolios. Coverage was 62%.

•	In the UK, the NPL ratio was 1.31%. The various portfolios continued to perform well, particularly individuals and companies. Coverage was 34% (78% of the balance are mortgages).

 Credit risk management*

    € million

	31,03,17	31,03,16	Var, %	31,12,16
Non-performing loans	32,158	36,148	(11.0)	33,643
NPL ratio (%)	3.74	4.33		3.93
Loan-loss allowances	24,002	26,756	(10.3)	24,835
For impaired assets	14,636	17,817	(17.9)	15,466
For other assets	9,366	8,940	4.8	9,369
Coverage ratio (%)	74.6	74.0		73.8
Cost of credit (%) **	1.17	1.22		1.18

(*).- Excluding country-risk

(**).- 12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

FINANCIAL REPORT 2017	17

JANUARY - MARCH    » Management risk

 Non-performing loans by quarter

    € million

	2016				2017
	1Q	2Q	3Q	4Q	1Q
Balance at beginning of period	37,094	36,148	36,291	34,646	33,643
Net additions	1,668	2,221	1,763	1,710	1,583
Increase in scope of consolidation	13	664	21	36	18
Exchange rate differences and other	72	869	(44)	315	536
Write-offs	(2,699)	(3,612)	(3,385)	(3,063)	(3,623)
Balance at period-end	36,148	36,291	34,646	33,643	32,158

•

Brazil’s NPL ratio improved to 5.36% (-54 b.p. in the quarter), consolidating a downward trend. Of note was the good performance of individuals and SMEs. Coverage rose to 98% from 93% at the end of 2016.

•	Mexico’s NPL ratio remained stable at 2.77%. Coverage was 105%.

•	Chile’s, NPL ratio was 4.93% (5.05% in December 2016). Coverage remained at 59%

•	In the United States, the NPL ratio was 2.43% (+15 b.p. in the quarter) and coverage was 202%.

-	Santander Bank’s NPL ratio was 27 b.p. lower than at the end of 2016 at 1.06%. Positive evolution of companies, mainly the commercial real estate portfolio. Coverage was 115%.

-	Santander Consumer USA’s NPL ratio rose to 4.78%, mainly due to the forbearance portfolio. Coverage was 267%.

 Structural FX

•	As regards structural exchange rate risk, Santander maintains a fully-loaded CET1 coverage level of around 100% in order to protect itself from currency movements.

 Market risk

•

The risk of trading activity in the first quarter of global corporate banking, measured in daily VaR terms at 99%, fluctuated between €13.6 million and €36.0 million. These figures are low compared to the size of the Group’s balance sheet and activity.

•	The average VaR increased during the quarter as a result of the rise in exposure and volatility in the markets, mainly in the interest rate risk factor as well as exchange rates in Latin America.

•	In addition, there are other positions classified for accounting purposes as trading. The total VaR of trading of this accounting perimeter at the end of March was €38.8 million.

 Trading portfolios*. VaR by region

    € million

	2017		2016
First quarter	Average	Latest	Average

Total	23.9	35.3	15.0
Europe	8.0	8.4	10.9
USA and Asia	2.6	2.5	1.0
Latin America	20.4	30.3	9.7
Global activities	0.6	0.6	0.8

(*) Activity performance in Global Corporate Banking financial markets

 Trading portfolios*. VaR by market factor

    € million

First quarter	Min	Avg	Max	Last
VaR total	13.6	23.9	36.0	35.3
Diversification effect	(4.1)	(8.4)	(14.3)	(6.8)
Interest rate VaR	12.6	18.3	29.7	20.4
Equity VaR	1.4	3.8	5.9	5.9
FX VaR	2.1	6.3	12.4	12.4
Credit spreads VaR	2.8	3.9	5.1	3.4
Commodities VaR	0.0	0.0	0.1	0.0

(*) Activity performance in Global Corporate Banking financial markets

18	FINANCIAL REPORT 2017

JANUARY - MARCH    » Business information

» DESCRIPTION OF THE BUSINESSES

In 2017 Grupo Santander is maintaining the same general criteria applied in 2016, as well as the business segments, with the following exceptions:

•

In the second quarter of 2016, and in order to make it comparable with the same period of 2015, the contribution to the Single Resolution Fund (SRF) of €120 million net was reclassified to “Net capital gains and provisions” from “Other operating results.” In the fourth quarter, this reclassification was reversed. In the information presented here, and in order to facilitate the quarterly comparison, the contribution to the SRF is recorded in “Other operating results”. This change affects the composition of the consolidated Group accounts, Spain, Santander Consumer Finance and Portugal, but not the attributable profit.

•

Assigning to the various countries and global segments the capital gains and non-recurring provisions that were being presented in the Corporate Centre. They relate to the second and fourth quarters of 2016 and affect the attributable profit of the units of Spain (-€216 million), Santander Consumer Finance (+€25 million), Poland (+€29 million), United Kingdom (-€30 million), United States (-€32 million) and, as a counterpart of all of them, the Corporate Centre itself (+€231 million). The Group’s total attributable profit does not change.

•	Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Global Corporate Banking. This change has no impact on the geographic businesses.

The financial statements of each business unit have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units integrated in each segment, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Geographic businesses. The operating units are segmented by geographical areas. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

Continental Europe. This covers all businesses in the area. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

United Kingdom. This includes the businesses developed by the Group’s various units and branches in the country.

Latin America. This embraces all the Group’s financial activities conducted via its banks and subsidiaries in the region. The financial statements of Brazil, Mexico and Chile are set out.

United States Includes the holding Santander Holding USA (SHUSA) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International, Santander Investment Securities and the New York branch.

Global businesses. The activity of the operating units is distributed by the type of business: Retail Banking, Santander Global Corporate Banking and Spain Real Estate Activity.

Retail Banking. This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through the Global Customer Relationship Model. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

Santander Global Corporate Banking (SGCB). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with commercial banking customers), as well as equities business.

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the area of Corporate Centre. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity via issues.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s various units have been drawn up in accordance with these criteria, and so do not coincide individually with those published by each unit.

FINANCIAL REPORT 2017	19

JANUARY - MARCH    » Business information by geography

Net operating income		/ 4Q’16		/ 1Q’16
€ million	1Q’17	%	% w/o FX	%	% w/o FX
Continental Europe	1,694	14.2	13.9	5.4	4.9
o/w: Spain	741	41.8	41.8	4.9	4.9
Santander Consumer Finance	616	7.4	7.2	9.6	8.4
Poland	175	(7.8)	(9.0)	5.4	4.3
Portugal	155	(3.5)	(3.5)	(15.3)	(15.3)
United Kingdom	709	(4.5)	(4.7)	(1.5)	9.9
Latin America	3,501	15.0	10.4	45.7	24.6
o/w: Brazil	2,403	27.7	20.1	67.6	30.5
Mexico	505	0.2	1.5	7.3	16.5
Chile	381	(6.3)	(9.2)	18.7	7.3
USA	1,042	10.2	9.5	(12.5)	(15.4)
Operating areas	6,946	11.7	9.3	17.3	10.2
Corporate Centre	(460)	20.7	20.7	31.7	31.7
Total Group	6,486	11.2	8.6	16.4	8.9

Attributable profit to the Group		/ 4Q’16		/ 1Q’16
€ million	1Q’17	%	% w/o FX	%	% w/o FX
Continental Europe	774	25.8	25.5	9.5	9.0
o/w: Spain	362	52.4	52.4	17.7	17.7
Santander Consumer Finance	314	16.6	16.3	25.1	23.4
Poland	59	(6.1)	(7.4)	(7.6)	(8.5)
Portugal	125	18.4	18.4	3.8	3.8
United Kingdom	416	23.3	20.7	(8.1)	2.6
Latin America	1,050	9.1	5.1	49.3	30.3
o/w: Brazil	634	24.3	16.5	76.8	37.7
Mexico	163	(3.2)	(1.8)	14.3	24.1
Chile	147	7.7	4.6	21.1	9.4
USA	95	—	—	16.3	12.4
Operating areas	2,335	23.1	20.5	20.1	16.4
Corporate Centre	(468)	56.7	56.7	50.3	50.3
Total Group	1,867	16.9	13.9	14.3	10.0

Gross customer loans w/o repos		/ 4Q’16		/ 1Q’16
€ million	1Q’17	%	% w/o FX	%	% w/o FX
Continental Europe	302,922	0.1	(0.2)	0.8	0.6
o/w: Spain	150,703	(0.2)	(0.2)	(3.5)	(3.5)
Santander Consumer Finance	87,006	(0.8)	(0.9)	9.9	9.5
Poland	21,903	5.8	1.4	7.0	6.2
Portugal	28,770	(0.9)	(0.9)	(4.2)	(4.2)
United Kingdom	242,581	0.0	(0.0)	(7.3)	0.2
Latin America	163,536	2.8	0.4	19.8	6.8
o/w: Brazil	81,184	1.1	(0.4)	27.1	4.3
Mexico	29,996	7.1	(1.6)	4.3	6.6
Chile	39,259	1.2	1.6	14.4	6.5
USA	85,906	(4.2)	(2.8)	1.2	(5.0)
Operating areas	794,945	0.1	(0.3)	1.4	1.0
Total Group	799,927	0.2	(0.2)	1.6	1.2

Customer funds (deposits w/o repos + mutual funds)		/ 4Q’16		/ 1Q’16
€ million	1Q’17	%	% w/o FX	%	% w/o FX
Continental Europe	328,747	1.9	1.5	4.1	3.9
o/w: Spain	228,917	1.8	1.8	3.9	3.9
Santander Consumer Finance	35,680	1.8	1.7	7.5	7.1
Poland	26,379	1.9	(2.4)	7.7	6.9
Portugal	31,297	(0.4)	(0.4)	2.3	2.3
United Kingdom	213,052	1.2	1.1	(1.5)	6.5
Latin America	197,257	5.2	2.6	22.6	9.0
o/w: Brazil	104,309	4.5	3.0	29.8	6.5
Mexico	39,155	7.5	(1.2)	5.1	7.4
Chile	34,262	(0.9)	(0.5)	15.4	7.4
USA	71,818	(3.2)	(1.8)	8.8	2.2
Operating areas	810,874	2.0	1.4	6.8	5.6
Total Group	811,198	1.9	1.3	6.6	5.5

20	FINANCIAL REPORT 2017

JANUARY - MARCH    » Business information by geography

SPAIN

  FIRST QUARTER HIGHLIGHTS

  The 1|2|3 strategy continues to yield solid results, including customer capturing and loyalty. The new strategy in means of payment was well received and is reflected in cards’ turnover.

  Strong growth in new mortgages and consumer credit. Digital sales increased in all products.

  Santander Spain received the Top Employers 2017 certification, underscoring the Group’s commitment to become the best bank to work for.

  Attributable profit was 18% higher year-on-year, driven by the lower cost of credit, reduced expenses and higher fee income.

Commercial activity

•   Thanks to our 1l2l3 strategy, customer loyalty continued to grow at a fast pace.

•   As a result of our new means of payment strategy, there was a significant rise in issuance of cards, which was reflected in the turnover in credit cards (+34%).

•   Digital customers rose 8% year-on-year, following a record quarter. We now have more than one million mobile banking customers and the digital contribution to sales increased in all products (8 p.p. in COMEX, 4 p.p. in consumer credit and 3 p.p. in credit cards).

•   We are leaders in wholesale business operations. In 2016, for the third year running, we were ranked first in the bond and loan market. Santander was the only bank in leading positions in the three IPOs carried out in the first quarter of 2017.

Business evolution

•   The stock of credit remained stable in the quarter, as new lending continued to recover, particularly mortgages and consumer credit (+34% and +15%, respectively).

•   Year-on-year and quarter-on-quarter growth in deposits (+10% in demand deposits, in line with our 1l2l3 strategy).

•   Good evolution in mutual funds (+12% year-on-year) and in new insurance premiums (+13%).

Results

Attributable profit was up 18% year-on-year at €362 million.

•   Good performance of fee income and the income from the equity accounted method offset the pressure on net interest income. Of note in fee income growth in that from GCB (+19%) as well as from retail business (+5%).

•   Operating expenses continued to fall, the fruit of the efficiency plan in 2016.

•   Sharp fall in provisions which continued to normalise. Further reduction in the cost of credit for the 12th consecutive quarter to 0.33% from 0.54% in March 2016. The NPL ratio dropped to 5.22% (-114 b.p. year-on-year).

Profit was 52% higher than in the fourth quarter of 2016 due to stable net interest income, the good performance of gains on financial transactions and fee income. Another factor was the impact in the fourth quarter of the contribution to the Deposit Guarantee Fund.

Detailed financial information on page 43

FINANCIAL REPORT 2017	21

JANUARY - MARCH    » Business information by geography

SANTANDER CONSUMER FINANCE

  FIRST QUARTER HIGHLIGHTS (changes in constant euros)

  Year-on-year increase in new loans in our core countries.

  We continued to gain market share, underpinned by a solid business model: diversification, critical mass in key products, efficiency and credit quality.

  Attributable profit rose 23% year-on-year, driven by gross income and a lower cost of credit.

Commercial activity

•   Santander Consumer continued to grow its profits, underpinned by geographic diversification, leading positions and solid business model. It is consolidating a series of agreements with important car manufaturers and shops in Europe, backed by a highly competitive value proposition, high operational efficiency and excellent risk management.

•   The focuses of management in the first quarter were:

–  Boost auto finance through pro-active management of brand agreements and development of digital projects.

–  Sustainable growth, optimising the risk-adjusted profitability.

–  Increase consumer finance business via a stronger presence in digital channels.

Business evolution

•   New lending increased 10% year-on-year, spurred by auto finance (+14%). Business grew in all countries, most notably in Spain, the Nordic countries and Italy.

•   The fall in the stock in the first quarter was due to seasonal issues, because of the larger sales to dealers at the end of 2016.

•   Customer deposits were up 7% at more than €35,000 million, differentiating us from our competitors.

•   Recourse to wholesale funding was €3,287 million in the first quarter, via senior issues and securitisations. Deposits and medium and long term issues-securitisations covered 76% of net lending

Results

Attributable profit increased 23% year-on-year to €314 million. Of note were:

•   Higher gross income, mainly due to net interest income (+8% due to greater volumes).

•   Operating expenses rose at half the pace of gross income, enabling the efficiency ratio to improve by 130 b.p. to 44.9%.

•   Loan-loss provisions fell and sharply lowered the cost of credit (to 0.39% from 0.64% in the first quarter of 2016), thanks to the good performance of lending. The NPL ratio was 2.62% (-66 b.p.) and coverage 109% (-3 p.p.).

•   Profit growth particularly in Spain, the Nordic countries and Italy.

Profit was higher than in the fourth quarter of 2016 due to net interest income and fee income, as well as reduced provisions.

Detailed financial information on page 44

22	FINANCIAL REPORT 2017

JANUARY - MARCH    » Business information by geography

POLAND

  FIRST QUARTER HIGHLIGHTS (changes in constant euros)

  Santander continues to be the market leader in mobile and online banking.

  In activity, focus on mortgages, SMEs, leasing and corporates on the assets side, and on current accounts on the liabilities side.

  Attributable profit affected by the higher tax rate, higher impact of the tax on assets and the extraordinary contribution to the Deposit Guarantee Fund (BGF).

  Despite the above, profit before tax rose 12% y-o-y fuelled by the good performance of net interest income, costs and provisions.

Commercial activity

•   The Bank´s main goal is to become the bank of first choice, predicting and responding to customer expectations and needs. Transformation goals focus on increasing sales productiveness, cost-efficiency and innovation.

•   We remained the leading bank in mobile and online banking, the second in the number of active credit cards and the fourth in the number of current accounts in Poland.

•   In order to enhance our positioning and the customer experience, several actions were launched or strengthened, such as: a programme to increase exports, improvements in cards for companies, the 4Sure programme to improve insurance penetration and boost sales via digital channels.

•   Both digital and loyal customers rose in the last twelve months. Increase of 12% in loyal companies.

Business evolution

•   Loans grew broadly: to individuals rose 9%, notably mortgages (+10%) and cards (+9%). Companies increased 4%, with SMEs up 7%, corporates 3% and GCB 12%, partially offset by the drop in real estate (-11%).

•   Deposits grew 7% year-on-year driven by individuals (+6%), SMEs (+12%) and corporates (+13%). The strategy to reduce the cost of funding reflected the 18% increase in demand deposits and the 8% decline of term deposits.

•   This evolution maintained our solid funding structure (net loan-to-deposit ratio of 92%).

Results

Attributable profit of €59 million in the first quarter of 2017, down 9% year-on-year impacted by the higher tax rate, the extraordinary contribution to the BGF and the higher impact of tax on assets, which in the first quarter of 2016 affected only two months.

Profit before tax up 12% driven by the following positive effects:

•   Net interest income rose 10%, fuelled by higher volumes and management of spreads

•   Costs declined slightly due to drop in general costs (-4%).

•   Sharp drop in loan-loss provisions reflected the lower NPL ratio and cost of credit, which dropped from 0.82% in March 2016 to 0.66% in March 2017.

Attributable profit declined over the fourth quarter of 2016, mainly due to the impacts already mentioned and some seasonal component.

Detailed financial information on page 45

FINANCIAL REPORT 2017	23

JANUARY - MARCH    » Business information by geography

PORTUGAL

  FIRST QUARTER HIGHLIGHTS

  Strategy to transform the commercial model in order to improve the quality of service.

  Lending was affected by the sale of some portfolios, while deposits continued to grow and focused on demand deposits (+39%).

  Profit was higher than in the first quarter of 2016, despite lower gross income from the sale of ALCO portfolios, thanks to costs and provisions.

  In April a tentative agreement was reached with the Portuguese State to end the litigation relating to a set of interest rate swap contracts signed with public transport companies.

Commercial activity

•   The Bank is maintaining its strategy of transforming the commercial model, streamlining processes and developing new multi channel distribution solutions in order to improve the quality of customer service and efficiency.

•   Activity in banking for individuals continues to be underpinned by the 1|2|3 World programme, which continued to evolve positively, and doubled number of accounts, credit cards and protection insurance. This was because 48% of customers were not credit card holders, 64% did not have insurance and 41% did not have direct debiting from their accounts.

•   The focus in companies remained on increasing the number of customers and the volume of business, with various initiatives to achieve greater proximity to customers such as Santander Advance’s non-financial offer.

•   All these measures are reflected in the strong growth of the customer base and increased loyalty, (individuals: +24%), companies (+47%).

Business evolution

•   Significant increases in new loans to individuals and companies, with gains in market share. Of note were mortgages, whose market share rose by almost half a point over the last year to 19.7%.

•   This growth is not yet reflected in the year-on-year stock of credit, which fell, as it was eroded, partly, by the sale of some portfolios. Compared to December 2016, however, mortgages, consumer credit and loans to companies were stable.

•   Demand deposits increased 39% year-on-year, reflecting the strategy adopted to improve the cost of funding, which fell from 0.68% in March 2016 to 0.30% a year later. Mutual funds up 5%.

Results

Attributable profit of €125 million, higher than in the first quarter of 2016.

By lines:

•   Revenues affected by lower balances from the sale of loan and ALCO portfolios in 2016.

•   Fall in operating expenses from the policy of optimizing the commercial structure in order to adjust it to the business environment.

•   Recovery of provisions from the sale of loan portfolios.

•   Improved credit quality. NPL ratio of 8.47%, down from the peak of 10.5% at the time of Banif’s incorporation in 2016.

Profit was 18% higher than the fourth quarter’s due to fee income and loan-loss recoveries.

Detailed financial information on page 46

24	FINANCIAL REPORT 2017

JANUARY - MARCH    » Business information by geography

UNITED KINGDOM

  FIRST QUARTER HIGHLIGHTS (changes in constant euros)

  Strong business performance, cost discipline and good credit quality supported by still robust UK economic growth.

  Solid growth in loans to corporates in a competitive and uncertain operating environment.

  Digital transformation continued to support operational efficiency and improve customer experience.

  Higher revenues and broadly stable costs produced a 10% increase in net operating income, which did not feed through to profit because of higher provisions for PPI.

Commercial activity

Santander UK is well positioned to succeed despite the changeable macro environment.

•   Leverage the 1|2|3 World strategy, which has transformed our business. 1|2|3 World customers increased by 21,000 to 5.1 million since the end of 2016. Retail current account balances were up by £1,000 million, and continue to show positive net inflows

•   We continue to develop our digital proposition: self-service investment platform (Investment Hub), online mortgage application process and the expansion of mobile payment capabilities to include Android Pay.

•   Loyal customers increased since December 2016, and digital customers reached 4.7 million (+4% in the quarter).

As regards banking reform, our implementation is well advanced, with the chosen model minimising the impact on customers and maintaining long-term flexibility in the changeable macro environment.

Business evolution

•   Customer lending was broadly flat since the end of 2016, with good evolution in lending to companies, (+3%, in both quarter-on-quarter and year-on-year terms).

•   New gross mortgage lending was £5,300 million, including 4,570 first- time home buyers. It was lower than in the first quarter of 2016, which saw a spike in buy-to-let mortgages ahead of the April 2016 stamp duty increase.

•   Customer deposits excluding repos increased 6% driven by 1|2|3 World. The strategy of reducing time deposits and growing current accounts continues.

Results

Attributable profit for the quarter was €416 million, up 3% year-on-year.

•   Net interest income was up 6% year-on-year, driven by the lower cost of the 1|2|3 account, partially offset by SVR attrition and new asset margin pressures.

•   Operating expenses were broadly flat, as efficiency improvements absorbed investments in business growth, the continued enhancements to our digital channels and the banking reform costs of £25 million.

•   Credit quality remained strong in all loan portfolios. The NPL ratio improved to 1.31%, and the cost of credit remained low.

•   Provisions of £32 million for PPI to respond to the Financial Conduct Authority (FCA) guidance published in March 2017.

Attributable profit rose 21% over the fourth quarter of 2016, due to lower one-off items.

Detailed financial information on page 47

FINANCIAL REPORT 2017	25

JANUARY - MARCH    » Business information by geography

BRAZIL

  FIRST QUARTER HIGHLIGHTS (changes in constant euros)

  We continued to advance in our strategic priorities: customer loyalty and satisfaction, digital transformation and operational excellence.

  Continued positive trend in gross income (net interest income and fee income), reflecting our revenue recurrence.

  Lower loan-loss provisions in the first quarter than in the fourth quarter of 2016 and in year-on-year terms. Better NPL and coverage ratios and lower cost of credit in the quarter.

  Attributable profit rose 77% year-on-year in euros (+38% in constant euros), with clear improvement in profitability (RoTE: 16.52%).

Commercial activity

Of note among the strategic measures taken in the first quarter were:

•   Launching the digital process for opening an account, the new website for individuals and the app for customers of the securities company. Santander Way, the app for integral management of credit and debit cards, was downloaded more than two million times.

•   All these actions pushed up the number of digital customers by 2 million year-on-year, with biometric identification (+6.7 million) and digital transactions.

•   Focus on operational excellence and enhancing the customer experience after extending the CERTO model to the Contact Centre and adopting the net promoter score (NPS) indicator to measure the level of customer satisfaction.

•   Agreement to begin the marketing of credit cards of the American Airlines programme (AAdvantage) in April.

•   In consumer finance, we continued to increase profitability, following the implementation of the new digital model.

•   Leadership in GCB: ECM, M&A, FX, financial advisory and fixed income.

Business evolution

•   Lending recovered the pace of year-on-year growth, absorbing a negative impact on balances in dollars (excluding this +6%). Loans to individuals rose 9% (mortgages, +2% and personal loans, +12%) and consumer finance 12%. Credit growth to SMEs also turned positive (+3%), due to the measures developed for this segment.

•   Funds increased driven by savings and time deposits, agribusiness credit notes and mutual funds.

Results

Attributable profit of €634 million (+38% year-on-year). Of note:

•   Gross income rose fuelled by net interest income (+10%) and the excellent evolution of virtually all fee income lines (+27%), mainly from cards (+53%), securities (+24%), current accounts (+24%) and cash management (+23%). In wholesale business, we benefited from dynamic capital markets, lower inflation and reduced interest rates.

•   We remained disciplined in costs (which rose in line with average inflation) and improved the efficiency ratio (-4.4 p.p.) to 35.4%.

•   Loan-loss provisions declined and the cost of credit (4.84%) was lower than in the previous two quarters. The NPL ratio (5.36%) and coverage (98%) were also notably better.

Profit was 16% higher than the fourth quarter, driven by growth in gross income and lower costs and provisions.

Detailed financial information on page 49

26	FINANCIAL REPORT 2017

JANUARY - MARCH    » Business information by geography

MEXICO

  FIRST QUARTER HIGHLIGHTS (changes in constant euros)

  Strategy centred on being the main bank of our customers, increasing attraction and loyalty and the use of digital channels.

  Commercial focus on the Santander Plus programme and on the shared brand card Santander-Aeroméxico.

  The strategy is reflected in growth in deposits (+13%), with a positive trend in all products. Loans also increased, mainly to SMEs and companies.

  Attributable profit up 24% year-on-year. Of note net interest income (+14%) and fee income (+13%).

Commercial activity

New measures were launched in the first quarter and existing actions strengthened:

•   We continued to drive the Santander Plus programme (more than 1.5 million customers so far, 52% of which are new).

•   We continued to promote the use of digital channels via improvements in the Portal Público, SuperNet and SuperMóvil, and also with the Supercuenta Go, which enables an account to be opened and managed entirely digitally. We now have more than 1.5 million digital customers.

•   The Santander Aeroméxico card has more than 500,000 users (34% of whom are new customers).

•   In demand deposits, we relaunched Dinero Creciente, with simpler processes and competitive rates. In mortgages, alliances with housing developers were strengthened.

•   The strategy in companies and institutions of attracting the payroll of large corporate clients from different sectors was maintained and in SMEs we continued to offer packets of products with tailored conditions.

Business evolution

•   All these measures were reflected in a year-on-year rise in lending, both to individuals (+6%) and companies up 9% and SMEs 10%. By products: consumer credit (+8%), mortgages (+4%) and credit cards (+6%). The only drop was in loans to public institutions (-20%).

•   Customer funds also increased and their structure improved. Demand deposits of individuals rose 17%.

Results

Attributable profit grew 24% year-on-year to €163 million:

•   Net interest income rose 14%, due to growth in loans and demand deposits, as well as higher interest rates. Fee income increased 13%, mainly from transactional banking, financial advisory and IPOs.

•   Operating expenses were higher because of new commercial projects to attract customers and increase their loyalty, as well as ongoing investments. All of it consistent with an improvement in the efficiency ratio of 1.9 p.p. to 38.8%.

•   Loan-loss provisions increased because of greater lending and the sale of a non-performing portfolio. The cost of credit remained stable.

Attributable profit was 2% lower than in the fourth quarter of 2016, as the good performance of net interest income, fee income and costs was absorbed by lower gains on financial transactions and higher provisions.

Detailed financial information on page 50

FINANCIAL REPORT 2017	27

JANUARY - MARCH    » Business information by geography

CHILE

  FIRST QUARTER HIGHLIGHTS (changes in constant euros)

  Continued progress in transforming the traditional network into a new branch model.

  The growth strategy in low risk segments produced improvements in the quality of the portfolio and in the cost of credit.

  Attributable profit up 21% (+9% on constant euros), spurred by dynamic commercial revenues and control of costs and provisions (the lowest of the last four quarters).

Commercial activity

The Group maintained its strategy of offering long-term profitability in a scenario of lower spreads and greater regulations.

•   The Bank continued to centre on improving the quality of customer attention and transforming the commercial and retail banking segment, particularly in business with medium-high income clients and SMEs.

•   Transformation of the traditional network toward a new branch model continued, with new openings of WorkCafé branches. There are now seven and another 20-25 are expected to be opened this year. These branches are more productive and improve customer satisfaction over traditional ones.

•   Digitalisation is producing an increase in digital customers. Their number is now 979,000. Some 35% of consumer credit was granted digitally via the 123 Click, a new functionality which pushed up Santander’s app to the first position in customer satisfaction.

Business evolution

•   Activity focused on maintaining the business dynamism in order to avoid the seasonal impact and an economic environment in a downswing.

•   Lending rose year-on-year due to high income clients (+13%) and SMEs (+8%). Of note was the 14% growth in consumer credit, while mortgages grew at a slower pace after rising extraordinarily in 2015-2016.

•   Demand deposits rose 4% and mutual funds 46%.

Results

The first quarter profit was €147 million (+9% year-on-year), thanks to the good performance of commercial revenues, costs control and provisions.

•   Net interest income was higher due to greater activity in target segments and management of the cost of funds. Of note in fee income was that from insurance, mutual funds and advisory services in GCB.

•   The effort to become more efficient and the rolling out of the digital strategy is reflected in control of costs. The efficiency ratio improved by 1.4 p.p. to 40.9%.

•   All credit quality indicators improved. The cost of credit was 1.42%, the NPL ratio 4.93% and coverage 59%.

Profit was higher than in the fourth quarter, due to lower costs and provisions, which more than offset the seasonal impact on net interest income.

Detailed financial information on page 51

28	FINANCIAL REPORT 2017

JANUARY - MARCH    » Business information by geography

ARGENTINA

  FIRST QUARTER HIGHLIGHTS (changes in constant euros)

  Citibank’s retail banking was integrated on March 31 following the central bank’s approval.

  Focus on Santander Select and Pymes Advance, on exploiting intermediation growth and on becoming a digital bank.

  Attributable profit was 69% higher year-on-year, driven by net interest income and fee income.

Commercial activity and Business evolution

•	After taking control of Citi’s retail network, the main goal in the coming months is its integration and to achieve the highest customer and employee satisfaction. Our market share has risen to 11%.

•	In order to keep on improving the quality of service and strengthen our leadership position, we maintained the focus on multi channels, Select and Pymes Advance.

•

The branch transformation plan continued, with 253 branches transformed so far (62% of the total network). Penetration of the Santander Río Mobile app increased (588,000 users, 24% of active customers).

•	All these actions produced growth in the number of loyal (+8%) and digital (+17%) customers, and are increasing crossed selling, loyalty of transaction banking customers and profitability.

•

Lending rose 53% year-on-year and deposits 55% (due to demand deposits). These figures have a perimeter impact of around 15 p.p. due to Citi’s entry. Excluding it, there was notable growth in consumer credit and in UVA mortgages indexed to inflation. Santander Río is the leader in new lending, with a market share of 30%.

Results

Attributable profit of €108 million (+69% year-on-year). These figures do not include the impact of Citi’s integration which occurred on the last day of the first quarter.

•

The commercial strategy and the greater business volumes pushed up net interest income by 48% and fee income by 49%. Of note was fee income from maintaining accounts, securities, mutual funds and foreign currency.

•

Operating expenses increased less than gross income, despite the impact of the salary agreement, the expansion of the branch network and investments in transformation and technology. Net operating income rose 54% and the efficiency ratio improved by more than 4 p.p. to 54.5%.

•	Loan-loss provisions increased less than lending, which maintained the high credit quality. The NPL ratio was 1.82% and coverage 134%.

The first quarter profit was almost the same as the fourth quarter’s. Of note was the 19% rise in fee income.

FIRST QUARTER HIGHLIGHTS (changes in constant euros) Business continued to grow, mainly loans. Attributable profit up 5% year-on-year

Commercial activity and business evolution

•	The strategy remains focused on the corporate segment, large companies and the Group’s global clients.

•	The auto finance company continued to consolidate its activity. A leasing portfolio was bought for €51 million, which helped to increase lending by 12% year-on-year

Results

•	The first quarter profit was €8 million. Gross income rose 5% driven by gains on financial transactions. Operating expenses were stable. The efficiency ratio improved to 34.1%.

•	High credit quality (NPL ratio of 0.57% and coverage of 384%) and a lower cost of credit.

•	Compared to the fourth quarter of 2016, profit was affected by the seasonal nature of fee income, as both net interest income and costs improved.

FINANCIAL REPORT 2017	29

JANUARY - MARCH    » Business information by geography

URUGUAY

  FIRST QUARTER HIGHLIGHTS (changes in constant euros)

  Lending to target segments and products grew (SMEs and consumer credit).

  Attributable profit increased, thanks to net interest income and fee income.

Commercial activity and Business evolution

The Group is the country’s largest private sector bank. It concentrates on growing retail banking and enhancing efficiency and the quality of service.

•

Santander continues to focus on improving customer satisfaction and increasing customer loyalty. The Verano Select Experience, a new way of relating to our Select customers, was launched in the first quarter.

•

As part of the process to digitalise and modernise channels, we launched the Buzonera Inteligente. These on-line deposit terminals cover 30% of the bank’s network. The finance companies launched the second version of APP, via which customers can access all services, including loans. This system distinguishes us from our competitors.

•	The growth strategy in digital customers produced a 35% rise year-on-year to 133,000 and a greater degree of penetration.

•

Total lending declined 6% impacted by the peso’s appreciation on foreign currency balances and a strategy that favours capital and profitability. Consumer credit and credit cards, however, grew 13%. Deposits fell 17%, due to the drop in demand deposits caused by the outflow of non-resident deposits and the strategy of lowering the cost of funds captured.

Results

•

The first quarter attributable profit was 11% higher year-on-year at €28 million. Gross income increased 7%, underpinned by net interest income and fee income (+11%). Gains on financial transactions were 38% lower due to the evolution of exchange rates.

•	Operating expenses rose at below the inflation rate, thanks to the ongoing efficiency plan. The efficiency ratio continued to improve, to 48.7% (-1.2 p.p. year-on-year).

•	The NPL ratio remained at a low level (1.81%), coverage was 162% and the cost of credit 1.72%.

•	Attributable profit was 8% higher than the fourth quarter’s, due to higher net interest income and lower costs.

  COLOMBIA

  Our bank in Colombia focuses on growing business with Latin American companies, multinational companies, international desk and large and medium-sized local companies. We also provide treasury solutions, risk coverage, foreign trade and confirming, as well developing investment banking products and supporting the country’s infrastructure plan.

  Premier Credit, the auto finance company, focused on increasing its volume of operations by signing commercial agreements with dealer networks. It launched the project that will give Banco Santander de Negocios Colombia the capacity to finance loans originated by Premier Credit.

  The first quarter posted gross operating income of €7 million and an attributable profit of €2 million.

30	FINANCIAL REPORT 2017

JANUARY - MARCH    » Business information by geography

UNITED STATES

  FIRST QUARTER HIGHLIGHTS (changes in constant euros)

  Continued investments targeted at improving business operations and complying with regulatory expectations.

  Santander Bank focused on improving profitability by changing business mix, increasing efficiency and optimizing the balance sheet.

  Santander Consumer USA maintained its strategy to reduce funding costs, maintaining a strong capital position and building its prime origination platform.

  First quarter 2017 attributable profit of €95 million, growing 12% year-on-year.

Commercial activity

•   Santander US, which includes Santander Bank (SBNA), Santander Consumer USA (SC), Banco Santander International (Miami) and Puerto Rico, continued to make progress in addressing its regulatory issues and meeting regulatory expectations, and in its transformation programme to improve risk management practices and technology infrastructure.

•   Santander Bank remains focused on improving the customer experience and deepening customer relationships through greater cooperation between business lines, enhancing product offerings and digital capabilities, such as the introduction of Apple Pay.

•   Santander Consumer USA’s strategy is focused on optimising the performance of assets retained on the balance sheet, lowering the cost of funds and on realising the full value of the agreement with Fiat Chrysler.

Business evolution

•   Core deposits at Santander Bank increased 6% year-on-year, supported by consumer checking account and commercial deposit growth, reflecting the success of our strategy to deepen retail and commercial customer relationships.

•   Loans fell 5% year-on-year driven by sale of consumer lending portfolio from SC during 2016 and reduction of commercial loan originations at SBNA and disciplined pricing targeted at improving profitability in SBNA.

•   SBNA net interest margin has increased to its highest level since 2014, reaching 2.42% in the first quarter of 2017.

Results

The first quarter attributable profit was 12% higher y-o-y at €95 million.

•   Gross income fell 8%, impacted by lower net interest income at Santander Consumer USA driven by change in customer risk profile, partly offset by lower provisions.

•   Santander Bank, on the other hand, benefited from the rise in interest rates and its lower cost of funds following balance sheet optimization efforts in 2016.

•   Fee income declined because of lower servicing, while Other Income increased driven by higher leasing volumes.

•   Operating expenses rose 4%, largely due to investments in Santander Consumer USA while Santander Bank’s costs remained flat.

•   Loan-loss provisions fell 9% as a result of improved credit performance in SBNA and continued shift in SCs customer risk profile

Compared to the fourth quarter, recovery in revenues and profits due to the normalisation of the main P&L lines.

Detailed financial information on page 52

FINANCIAL REPORT 2017	31

JANUARY - MARCH    » Business information by geography

CORPORATE CENTRE

  FIRST QUARTER HIGHLIGHTS

  The centre’s objective is to contribute value-added to the operating units, transferring the Group’s best practices. It also develops functions related to financial and capital management.

  Gross income hit by higher costs associated with hedging of exchange rates, which have a positive impact on the business areas.

  Operating expenses fell 5% as a result of adopting streamlining and simplification measures in the second quarter of 2016.

Strategy and functions

The corporate centre contributes value to the Group in various ways:

•	It makes the Group’s governance more solid, through global control frameworks and supervision, and making strategic decisions.

•	It makes the Group’s units more efficient, fostering the exchange of best practices in management of costs and economies of scale. This enables us to be one of the most efficient banks.

•	By sharing the best commercial practices, launching global initiatives and driving digitalisation, the Corporate Centre contributes to the Group’s revenue growth.

It also develops functions related to financial and capital management, as follows:

•	Financial Management functions:

–

Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units.

–

This activity is carried out by diversifying the different funding sources (issues and other), maintaining an adequate profile at each moment in volumes, maturities and costs. The price at which these operations are made with other Group units is the market rate (euribor or swap) plus the premium, in the concept of liquidity, the Group supports by immobilising funds during the term of the operation.

–

Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via derivatives of high credit quality, very liquid and low consumption of capital.

–

Strategic management of the exposure to exchange rates on equity and dynamic on the countervalue of the units’ results in euros for the next 12 months. Net investments in equity are currently covered by €21,901 million (mainly Brazil, UK, Mexico, Chile, US, Poland and Norway) with different instruments (spot, forex, forwards).

•	Management of total capital and reserves: capital allocated to each of the units.

–	Lastly, and marginally, the Corporate Centre reflects the stakes of a financial nature that the Group makes under its policy of optimising investments.

Results

Loss of €468 million, higher than in previous quarters because of the greater costs associated with exchange rate hedging whose positive impact is reflected in the business areas.

In addition, net interest income was hit by higher financial costs due to the issues made.

Costs, on the other hand, were 5% lower, as a result of the streamlining and simplification measures adopted at the Corporate Centre in the second quarter of 2016.

 Corporate Centre. € million

	1Q’17	4Q’16	Var. %	1Q’16	Var. %
Gross income	(341)	(282)	21.0	(223)	52.6
Net operating income	(460)	(381)	20.7	(349)	31.7
Underlying attributable profit to the Group	(468)	(299)	56.5	(311)	50.3
Attributable profit to the Group	(468)	(299)	56.7	(311)	50.3

Detailed financial information on page 53

32	FINANCIAL REPORT 2017

JANUARY - MARCH    » Information by global business

RETAIL BANKING

  FIRST QUARTER HIGHLIGHTS (changes in constant euros)

  Continued transformation of our commercial model into a model that is increasingly Simple, Personal and Fair.

  Focus on three main priorities: customer loyalty and satisfaction, digital transformation and operational excellence.

  The Group had 15.5 million loyal customers and 22.1 million digital ones at the end of March.

  Euromoney chose Santander as the Best Bank in the World for SMEs in 2016.

Commercial activity

The commercial transformation programme is structured around three main elements:

1.  Continuously improve the loyalty and satisfaction of our customers. Of note in the first quarter were:

–  The 1l2l3 strategy continues at a good pace in most countries, mainly Spain, UK and Mexico (the latter with Santander Plus).

–  We continued to launch loyalty products such as the cards programme of American Airlines, AAdvantage in Brazil and Argentina, the Santander Aeroméxico card in Mexico (more than 500,000 units) and the WorldMember Limited card in Chile.

2.  Drive the digital transformation of our channels, products and services. Of note:

–  Supported by various initiatives in all countries, the Group continued to increase the number of digital customers and their contribution to the sale of all products.

–  Since January Google Optimize has been part of the alliance Banco Santander has with Google and Tealium. These are key tools to increase sales and enhance the customer experience in their digital channels.

3.  Keep on improving the satisfaction and experience of our customers by working on operational excellence, with new processes that are simpler, more efficient and omnichannel. Of note.

–  Dinero Creciente was relaunched in Mexico, with simpler processes and competitive rates.

–  In Brazil, we increased our team of commercial managers for SMEs, while promoting packets of products with tailored conditions.

–  In Chile, we are opening WorkCafé  branches, an innovative model, with co-working areas, a coffee shop and financial services.

As a result of these initiatives, we are among the Top 3 in customer satisfaction rankings in eight of the countries where the Group operates.

Results (in constant euros)

Attributable profit amounted to €1,795 million, (+11% year-on-year), driven by net interest income (+5%) and fee income (+12%) coupled with lower loan-loss provisions. Attributable profit was 20% higher than the fourth quarter, with identical qualitative comments by line, together with the recording of non-recurring negative results in the fourth quarter of 2016.

Detailed financial information on page 54

FINANCIAL REPORT 2017	33

JANUARY - MARCH    » Information by global business

GLOBAL CORPORATE BANKING

  FIRST QUARTER HIGHLIGHTS (changes in constant euros)

  Reference positions in cash management, export finance, trade, working capital solutions, corporate loans and structured financing, among others, in Europe and Latin America.

  Positive evolution of revenues while maintaining control of costs, leveraged on the strengths of our business model.

  Attributable profit of €610 million, 33% higher year-on-year.

Commercial activity and business evolution

•   Cash Management: winning various regional mandates in Latin America and Europe confirmed the leadership of our Santander Cash Nexus platform. With around 450,000 transactions a month, the regional cash management platform facilitates connectivity of multinationals and comprehensive management of their international payments.

•   Export Finance: solid leadership position in our core markets – first in the ranking according to specialised media (TXF and Dealogic) for Latin America and Spain and second in the Middle East where the strong activity begun last year is already bearing fruit.

•   Trade & Working Capital Solutions: the Group has consolidated itself as the reference trade finance bank in our core markets. Significant increase in receivables purchase programmes following the improved offer of products.

•   Corporate Finance: we led the main operations in Spain, Continental Europe and Latin America.

•   Capital markets: we maintained our leadership in Latin America. Of note in Europe and the US was the issue of Glencore in dollars and in euros for Credit Agricole HL SFH.

•   Syndicated corporate loans: Santander continues to play a significant role in the main M&A operations. Of note in the first quarter was leading the $21.2 billion loan to Reckitt Benckiser for the potential acquisition of Mead Johnson in the US and the €4 billion to Safran for the potential purchase of Zodiac.

•   Structured financing: Santander maintains its leadership in Latin America, Spain and the UK. It was the sole coordinator and underwriting bank in the first quarter for Banks Group, the first hybrid structure executed in the British market.

•   Markets: positive evolution of revenues from sales with strong growth in Spain. Greater year-on-year contribution in management of books, notably in the UK, Mexico and Chile.

Results (in constant euros)

Attributable profit of €610 million, 33% higher year-on-year. Results were underpinned by the strength and diversification of customer revenues (86% of the total). The area accounted in the first quarter for 13% of gross income and 25% of attributable profit of the Group’s operating areas.

•   Gross income increased due to global markets, thanks to the good performance of Mexico, Chile, UK and, particularly, Spain and of financing solutions & advisory which remained stable despite the large operations in 2016.

•   Operating expenses were flat and provisions fell particularly in Spain, Portugal and the US.

•   Profit was 10% higher than in the fourth quarter of 2016.

Detailed financial information on page 54

34	FINANCIAL REPORT 2017

JANUARY - MARCH    » Corporate Governance

» Corporate Governance

Santander has a solid corporate governance, based on a strong culture and values and an adequate control of risks, which ensures that management is aligned with the interests of our shareholders, investors, employees, suppliers, customers and other stakeholders.

  Institutional information

In order to encourage the informed participation of shareholders at this year’s annual general meeting of shareholders, on the occasion of the meeting’s calling, all proposed agreements, the relevant reports of administrators and other necessary legal documents regarding the meeting, as well as the Group’s 2016 annual report, and the reports of the auditing, appointments, remuneration, risk supervision, regulation and compliance committees, as well as the sustainability report, were published on the Group’s website (www.santander.com),

These reports set out the main activities of the board and its committees in 2016, including detailed information on the rules and procedures on which the Bank’s corporate governance model is based.

  Annual general meeting of shareholders

The meeting was held on April 7 and attended (those present and represented) by 641,150 shareholders owning 9,336,283,351 shares, giving a quorum of 64.025% of the Bank’s share capital.

The agreements submitted to a vote were approved on average by 96.561% of favourable votes. The bank’s corporate management during 2016 was approved by 97.735% of votes.

The directors’ remuneration policy for 2017, 2018 and 2019 was submitted to binding approval at the meeting and received 93.828% of votes in favour. This policy covers directors’ remuneration, because of their status as such and for the exercise of their executive functions, for these years, setting out the amount of annual fixed remuneration, as well as the parameters for setting the variable components of the remuneration of executive directors. It also includes the main terms and conditions of the contracts of executive directors.

Investors and analysts positively assessed the continuity that was carried out in 2016 regarding the structure of the variable components of remuneration, as well as implementing the clawback clauses, in accordance with Bank of Spain circular 2/2016 of February 2.

Among the agreements adopted was the re-election of Ana Patricia Botín-Sanz de Sautuola y O’Shea, José Antonio Álvarez Álvarez, Rodrigo Echenique Gordillo, Belén Romana García and Esther Giménez-Salinas i Colomer, the first three as executive directors and the rest as independent directors. The appointment of Ms. Homaira Akbari as an independent director was also submitted to the shareholders’ meeting. Currently, six women serve on the board of directors (40% of the total members).

As a result of these ratification and re-election agreements, for a period of three years, the board has 15 members, four of whom are executive directors and 11 non-executive. Of the latter, eight are independent, one is proprietary and two are neither proprietary nor independent.

Full information on the agreements adopted at the meeting can be found at www.santander.com.

FINANCIAL REPORT 2017	35

JANUARY - MARCH    » Corporate Social Responsibility

» Corporate Social Responsibility

Santander is committed to helping people and businesses prosper:

Grupo Santander continued to develop new measures within its corporate social responsibility commitment. The main ones in the first quarter were:

  Sustainability Report

Santander published its 2016 Sustainability Report. The report, which can be downloaded from the Bank’s website, highlights the achievements in generating value for employees, customers, shareholders and communities.

Santander invested €209 million in community support programmes in 2016, of which €157 million was for higher education and €52 million for programmes in the sphere of children’s education, entrepreneurship, financial education, art and culture.

  Sustainability policies

Banco Santander’s board approved the annual updating of the Group’s sustainability policies: the general one, defence, energy, soft commodities, climate change, volunteering and human rights.

The updating included the Bank’s commitment to financial education and to the principles of its consumer protection policy for customers. The climate change policy was revised in order to bring it into line with the ISO14001:2015 rule. It also describes the activity of the working group on social, environmental, reputational, corporate and local risk, and of the Climate Finance Task Force. This policy is now called the Environmental and Climate Change Management Policy.

  Environment and climate change

Energy consumption in 2016 was 8% less than in 2015, CO2 emissions were down 7% and paper consumption cut by 24%. Also noteworthy was the financing of renewable energy projects, a sector where the Bank has a leading position globally. Santander participated in 2016 financing 7,082 MW of projects.

  Notable initiatives of investment in the community

Santander Río Universities concluded the XII edition of the Premio Jóvenes Emprendedores, which promotes university-based business ideas in order to foster an entrepreneurial culture.

Bank Zachodni WBK launched a financial education portal to help parents and teachers introduce children to the world of finances and entrepreneurship. It is the only portal of its type in Poland and offers comfortable access from intelligent phones and tablets and includes materials for people with sight problems.

Banco Santander obtained the certificate of excellence in employee volunteer management in the excellence plus category. Santander is the first Spanish company to be awarded this certificate, which accords the recognition by Voluntare of the Group’s employee volunteer programme in Spain. Voluntare is an association of the most active companies and non-profit making entities in this sphere.

Lastly, the World Innovation Summit for Education (WISE), a global reference in innovation and cooperation in education, held a meeting at Grupo Santander headquarters in Madrid.

36	FINANCIAL REPORT 2017

JANUARY - MARCH    » The Santander share

» The share

  Shareholder remuneration

Shareholders received in February the third interim dividend in cash of €0.055 per share charged to 2016’s earnings.

The board approved the payment of a fourth dividend in cash of €0.055 per share to be paid as of May 2, bringing the total shareholder remuneration in 2016 to €0.21 per share.

It is the board’s intention to increase the dividend per share to be charged to 2017 earnings up to €0.22 euros per share, and so it will be proposed at the 2018 AGM.

  Share price performance

The markets performed positively in the first quarter against a backdrop of greater optimism stemming from the prospects for deregulation and the expected tax reform in the US, the quarter point rise in interest rates by the Federal Reserve and the improved economic outlook. The Dutch elections, the upcoming ones in France and the rise in oil prices, which pushed up inflation, added volatility to the stock markets, which ended the quarter with increases.

In this context, the Santander share ended March at €5.745, up 15.8% and ahead of the main indexes. The Ibex 35 rose 11.9%, the increases in DJ Stoxx Banks, MSCI World Banks and the DJ Stoxx 50 were 5.1%, 5.6% and 5.0% respectively.

The total shareholder return (share price+dividend) was 17.1%, putting us among the Top 3 among our global peers and ahead of the main indexes.

  Capitalisation and trading

Santander was the euro zone’s largest bank by capitalisation at March 31 and the 15th in the world (€83,776 million). The share’s weighting in the DJ Stoxx 50 was 2.3%, 8.0% in the DJ Stoxx Banks and 15.4% in the Ibex-35.

A total of 5,847 million Santander shares were traded in the first quarter for an effective value of €30.907, the highest figure among the shares that comprise Eurostoxx (liquidity ratio of 40%). The daily trading volume was 89.9 million shares (€475.5 million).

  Shareholder base

The total number of Santander shareholders at March 31 was 3,957,838, of which 3,764,053 were European (78.9% of the capital stock) and 177,920 from the Americas (20.4%). Excluding the board of Grupo Santander, which holds 1.2% of the Bank’s capital stock, individuals hold 42.4% and institutional shareholders 56.4%.

 The Santander share. March 2017

Shareholders and trading data
Shareholders (number)	3,957,838
Shares (number)	14,582,340,701
Average daily turnover (no. of shares)	89,947,372
Share liquidity (%) (Number of shares traded during the year / number of shares)	40

Price movements during the year
Highest	5.795
Lowest	4.919
Last (31.03.17)	5.745
Market capitalisation (millions) (31.03.17)	83,776

Stock market indicators
Price / Tangible book value (X)	1.35
P/E ratio (X)	11.74
Yield* (%)	3.97

(*).-2016 total dividend / 1Q’17 average share price

FINANCIAL REPORT 2017	37

JANUARY - MARCH    » Appendix

38	FINANCIAL REPORT 2017

JANUARY - MARCH    » Appendix

 Quarterly income statement

    € million

	2016				2017
	1Q	2Q	3Q	4Q	1Q
Net interest income	7,624	7,570	7,798	8,096	8,402
Net fee income	2,397	2,549	2,597	2,637	2,844
Gains (losses) on financial transactions	504	366	440	412	573
Other operating income	204	270	245	142	211
Dividends	44	209	37	124	41
Income from equity-accounted method	83	112	119	130	133
Other operating income/expenses	78	(51)	90	(112)	37
Gross income	10,730	10,755	11,080	11,288	12,029
Operating expenses	(5,158)	(5,227)	(5,250)	(5,453)	(5,543)
General administrative expenses	(4,572)	(4,632)	(4,692)	(4,828)	(4,915)
Personnel	(2,683)	(2,712)	(2,726)	(2,876)	(2,912)
Other general administrative expenses	(1,889)	(1,920)	(1,966)	(1,952)	(2,002)
Depreciation and amortisation	(586)	(595)	(558)	(626)	(629)
Net operating income	5,572	5,528	5,831	5,835	6,486
Net loan-loss provisions	(2,408)	(2,205)	(2,499)	(2,406)	(2,400)
Impairment losses on other assets	(44)	(29)	(16)	(159)	(68)
Other income	(389)	(515)	(376)	(432)	(707)
Underlying profit before taxes	2,732	2,779	2,940	2,838	3,311
Tax on profit	(810)	(915)	(904)	(767)	(1,125)
Underlying profit from continuing operations	1,922	1,864	2,036	2,071	2,186
Net profit from discontinued operations	—	0	(0)	0	—
Underlying consolidated profit	1,922	1,864	2,036	2,072	2,186
Minority interests	288	338	341	305	319
Underlying attributable profit to the Group	1,633	1,526	1,695	1,766	1,867
Net capital gains and provisions*	—	(248)	—	(169)	—
Attributable profit to the Group	1,633	1,278	1,695	1,598	1,867

Underlying EPS (euros)	0.108	0.100	0.112	0.116	0.122
Underlying diluted EPS (euros)	0.107	0.100	0.112	0.116	0.122

EPS (euros)	0.108	0.083	0.112	0.104	0.122
Diluted EPS (euros)	0.107	0.083	0.112	0.104	0.122

(*) Including :

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million) and restructuring costs (-€475 million).

–	In 4Q’16 PPI UK (-€137 million) and restatement Santander Consumer USA (-€32 million).

 Net fee income. Consolidated

    € million

	1Q’17	4Q’16	Var, %	1Q’16	Var, %
Fees from services	1,785	1,636	9.1	1,449	23.2
Mutual & pension funds	196	191	2.6	182	7.7
Securities and custody	270	249	8.5	224	20.5
Insurance	592	561	5.6	542	9.3
Net fee income	2,844	2,637	7.8	2,397	18.6

FINANCIAL REPORT 2017	39

JANUARY - MARCH    » Appendix

 Operating expenses. Consolidated

    € million

	1Q’17	4Q’16	Var. %	1Q’16	Var. %
Personnel expenses	2,912	2,876	1.3	2,683	8.5
General expenses	2,002	1,952	2.6	1,889	6.0
Information technology	317	262	20.9	289	9.7
Communications	131	122	7.5	130	0.8
Advertising	169	205	(17.3)	146	15.6
Buildings and premises	449	400	12.2	437	2.7
Printed and office material	34	43	(21.8)	34	(1.8)
Taxes (other than profit tax)	124	134	(7.4)	119	4.1
Other expenses	779	786	(1.0)	733	6.2
Personnel and general expenses	4,915	4,828	1.8	4,572	7.5
Depreciation and amortisation	629	626	0.5	586	7.3
Total operating expenses	5,543	5,453	1.6	5,158	7.5

 Operating means. Consolidated

		Employees			Branches
	31.03.17	31.03.16	Var.	31.03.17	31.03.16	Var.
Continental Europe	56,910	58,090	(1,180)	4,719	5,487	(768)
o/w: Spain	22,900	24,204	(1,304)	2,881	3,433	(552)
Santander Consumer Finance	14,862	14,675	187	568	584	(16)
Poland	11,909	11,387	522	631	700	(69)
Portugal	6,232	6,579	(347)	627	752	(125)
United Kingdom	25,954	26,084	(130)	845	854	(9)
Latin America	85,919	90,142	(4,223)	5,789	5,848	(59)
o/w: Brazil	46,420	49,604	(3,184)	3,420	3,439	(19)
Mexico	17,580	17,869	(289)	1,389	1,386	3
Chile	11,858	12,468	(610)	416	471	(55)
USA	17,679	18,229	(550)	764	773	(9)
Operating areas	186,462	192,545	(6,083)	12,117	12,962	(845)
Corporate Centre	1,720	1,974	(254)
Total Group	188,182	194,519	(6,337)	12,117	12,962	(845)

 Net loan-loss provisions. Consolidated

    € million

	1Q’17	4Q’16	Var. %	1Q’16	Var. %
Non performing loans	2,873	2,916	(1.4)	2,771	3.7
Country-risk	4	3	34.8	(3)	—
Recovery of written-off assets	(478)	(513)	(6.9)	(360)	32.9
Total	2,400	2,406	(0.3)	2,408	(0.4)

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Customer loans. Consolidated
€ million
	31.03.17	31.03.16	Change amount	%	31.12.16
Commercial bills	22,654	16,777	5,876	35.0	23,894
Secured loans	454,881	462,213	(7,332)	(1.6)	454,563
Other term loans	236,224	222,180	14,044	6.3	232,289
Finance leases	25,703	22,755	2,948	13.0	25,357
Receivable on demand	8,017	8,387	(371)	(4.4)	8,102
Credit cards receivable	21,306	19,222	2,084	10.8	21,363
Impaired assets	31,143	35,442	(4,298)	(12.1)	32,687
Gross customer loans (w/o repos)	799,927	786,976	12,952	1.6	798,254
Repos	18,866	12,631	6,234	49.4	16,609
Gross customer loans	818,793	799,607	19,186	2.4	814,863
Loan-loss allowances	23,481	26,155	(2,673)	(10.2)	24,393
Net customer loans	795,312	773,452	21,859	2.8	790,470

Customer funds. Consolidated
€ million
	31.03.17	31.03.16	Change amount	%	31.12.16
Demand deposits	478,629	432,268	46,361	10.7	467,261
Time deposits	176,798	198,480	(21,683)	(10.9)	181,089
Mutual funds	155,772	129,899	25,872	19.9	147,416
Customer deposits w/o repos + Mutual funds	811,198	760,648	50,550	6.6	795,766
Pension funds	11,344	11,103	241	2.2	11,298
Managed portfolios	25,208	24,748	461	1.9	23,793
Subtotal	847,750	796,499	51,252	6.4	830,858
Repos	50,359	39,878	10,481	26.3	42,761
Customer funds	898,110	836,377	61,733	7.4	873,618

Eligible capital (fully loaded)
€ million
	31.03.17	31.03.16	Change amount	%	31.12.16
Capital stock and reserves	105,043	101,763	3,281	3.2	101,437
Attributable profit	1,867	1,633	234	14.3	6,204
Dividends	(688)	(609)	(80)	13.1	(2,469)
Other retained earnings	(15,767)	(17,455)	1,689	(9.7)	(16,116)
Minority interests	7,158	6,190	968	15.6	6,784
Goodwill and intangible assets	(28,591)	(27,590)	(1,001)	3.6	(28,405)
Other deductions	(5,343)	(5,184)	(158)	3.0	(5,368)
Core CET1	63,680	58,748	4,932	8.4	62,068
Preferred shares and other eligibles T1	5,745	5,494	251	4.6	5,767
Tier1	69,424	64,241	5,183	8.1	67,834
Generic funds and eligible T2 instruments	14,771	11,410	3,361	29.5	13,749
Eligible capital	84,195	75,651	8,544	11.3	81,584
Risk-weighted assets	597,123	571,916	25,207	4.4	588,088

CET1 capital ratio	10.66	10.27	0.39		10.55
T1 capital ratio	11.63	11.23	0.40		11.53
Total capital ratio	14.10	13.23	0.87		13.87

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 Continental Europe (€ million)

		/ 4Q’16		/ 1Q’16
Income statement	1Q’17	%	% w/o FX	%	% w/o FX
Net interest income	2,063	0.3	0.1	0.8	0.3
Net fee income	920	9.4	9.2	4.9	4.6
Gains (losses) on financial transactions	297	25.5	25.0	(3.1)	(3.3)
Other operating income	98	—	—	(4.9)	(4.3)
Gross income	3,379	7.5	7.2	1.4	1.0
Operating expenses	(1,685)	1.5	1.3	(2.4)	(2.8)
General administrative expenses	(1,567)	1.4	1.2	(3.0)	(3.3)
Personnel	(813)	2.2	1.9	(1.5)	(1.9)
Other general administrative expenses	(754)	0.7	0.5	(4.5)	(4.9)
Depreciation and amortisation	(118)	2.6	2.2	6.2	5.6
Net operating income	1,694	14.2	13.9	5.4	4.9
Net loan-loss provisions	(262)	(3.4)	(3.6)	(40.0)	(40.1)
Other income	(247)	(3.8)	(4.1)	115.8	115.1
Underlying profit before taxes	1,185	24.0	23.7	12.2	11.6
Tax on profit	(334)	29.4	29.2	18.7	18.1
Underlying profit from continuing operations	851	22.1	21.7	9.8	9.2
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	851	22.1	21.7	9.8	9.2
Minority interests	78	(6.0)	(6.6)	12.5	12.0
Underlying attributable profit to the Group	774	25.8	25.5	9.5	9.0
Net capital gains and provisions	—	—	(100.0)	—	—
Attributable profit to the Group	774	25.8	25.5	9.5	9.0

Balance sheet
Customer loans	298,441	0.4	0.1	3.0	2.8
Cash, central banks and credit institutions	91,471	18.4	18.4	0.6	0.2
Debt securities	78,778	(2.3)	(2.7)	(7.8)	(7.9)
o/w: available for sale	54,197	(0.5)	(1.0)	(3.8)	(4.1)
Other financial assets	37,617	(7.5)	(7.6)	(23.3)	(23.3)
Other assets	24,211	(0.6)	(0.7)	(14.9)	(15.3)
Total assets	530,518	2.0	1.8	(2.4)	(2.6)
Customer deposits	273,480	1.3	0.9	2.5	2.3
Central banks and credit institutions	121,278	15.3	15.4	(4.9)	(5.4)
Debt securities issued	50,929	(4.0)	(4.1)	0.3	0.1
Other financial liabilities	42,788	(12.8)	(12.8)	(21.5)	(21.5)
Other liabilities	8,898	(5.9)	(6.3)	10.3	10.1
Total liabilities	497,373	2.2	2.0	(2.0)	(2.3)
Total equity	33,145	(1.0)	(1.5)	(7.3)	(7.8)

Other managed and marketed customer funds	77,372	5.1	4.9	9.8	9.7
Mutual funds	57,159	5.8	5.6	11.7	11.7
Pension funds	11,344	0.4	0.4	2.2	2.2
Managed portfolios	8,869	6.6	6.8	7.8	7.2

Pro memoria:
Loans w/o repos	302,922	0.1	(0.2)	0.8	0.6
Funds (customer deposits w/o repos + mutual funds)	328,747	1.9	1.5	4.1	3.9

Ratios (%) and operating means
RoTE	10.60	2.36		1.59
Efficiency ratio (with amortisations)	49.9	(2.9)		(1.9)
NPL ratio	5.62	(0.30)		(1.46)
NPL coverage	60.6	0.6		(4.8)
Number of employees	56,910	(0.6)		(2.0)
Number of branches	4,719	(1.8)		(14.0)

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 Spain (€ million)

Income statement	1Q’17	%/ 4Q’16	%/ 1Q’16
Net interest income	747	(0.0)	(8.9)
Net fee income	459	1.8	8.3
Gains (losses) on financial transactions	230	46.9	2.7
Other operating income	103	—	36.4
Gross income	1,539	16.2	(0.3)
Operating expenses	(798)	(0.5)	(4.6)
General administrative expenses	(752)	(1.9)	(6.1)
Personnel	(399)	(2.1)	(3.7)
Other general administrative expenses	(352)	(1.6)	(8.7)
Depreciation and amortisation	(46)	28.5	29.2
Net operating income	741	41.8	4.9
Net loan-loss provisions	(163)	91.2	(29.4)
Other income	(64)	(33.6)	72.7
Underlying profit before taxes	514	50.9	17.2
Tax on profit	(146)	50.5	16.0
Underlying profit from continuing operations	367	51.1	17.7
Net profit from discontinued operations	—	—	—
Underlying consolidated profit	367	51.1	17.7
Minority interests	6	(5.4)	13.8
Underlying attributable profit to the Group	362	52.4	17.7
Net capital gains and provisions	—	—	—
Attributable profit to the Group	362	52.4	17.7

Balance sheet
Customer loans	153,060	0.1	(1.2)
Cash, central banks and credit institutions	64,609	19.2	1.0
Debt securities	57,207	(1.5)	(7.5)
o/w: available for sale	39,551	2.1	(1.2)
Other financial assets	34,822	(7.7)	(24.6)
Other assets	8,889	(6.2)	11.5
Total assets	318,588	2.0	(4.8)
Customer deposits	178,633	1.0	1.5
Central banks and credit institutions	66,905	28.5	(3.6)
Debt securities issued	17,702	(15.2)	(23.4)
Other financial liabilities	40,838	(13.0)	(22.5)
Other liabilities	3,457	(17.4)	48.0
Total liabilities	307,535	2.2	(5.0)
Total equity	11,054	(3.9)	(1.2)

Other managed and marketed customer funds	70,076	5.1	10.8
Mutual funds	70,076	5.1	10.8
Pension funds	62,572	4.8	10.5
Managed portfolios	52,176	5.7	12.3

Pro memoria:
Loans w/o repos	150,703	(0.2)	(3.5)
Funds (customer deposits w/o repos + mutual funds)	228,917	1.8	3.9

Ratios (%) and operating means
RoTE	12.67	4.45	2.12
Efficiency ratio (with amortisations)	51.8	(8.7)	(2.4)
NPL ratio	5.22	(0.19)	(1.14)
NPL coverage	49.1	0.8	(1.1)
Number of employees	22,900	(0.5)	(5.4)
Number of branches	2,881	(1.0)	(16.1)

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 Santander Consumer Finance (€ million)

		/ 4Q’16		/ 1Q’16
Income statement	1Q’17	%	% w/o FX	%	% w/o FX
Net interest income	889	2.5	2.3	9.7	8.4
Net fee income	232	25.6	25.6	0.6	0.2
Gains (losses) on financial transactions	(2)	(4.5)	(6.0)	56.0	75.8
Other operating income	(1)	—	—	—	—
Gross income	1,118	5.5	5.3	7.0	5.9
Operating expenses	(502)	3.3	3.1	3.9	3.0
General administrative expenses	(458)	4.8	4.7	5.3	4.4
Personnel	(210)	1.9	1.7	4.3	3.3
Other general administrative expenses	(248)	7.5	7.4	6.3	5.4
Depreciation and amortisation	(44)	(10.6)	(10.9)	(8.7)	(9.6)
Net operating income	616	7.4	7.2	9.6	8.4
Net loan-loss provisions	(61)	(29.7)	(30.0)	(46.6)	(47.3)
Other income	(37)	(29.0)	(29.1)	(3.3)	(3.5)
Underlying profit before taxes	518	19.2	19.0	26.5	25.0
Tax on profit	(148)	28.5	28.4	26.6	25.2
Underlying profit from continuing operations	370	15.9	15.6	26.4	24.9
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	370	15.9	15.6	26.4	24.9
Minority interests	56	12.0	11.9	34.4	34.2
Underlying attributable profit to the Group	314	16.6	16.3	25.1	23.4
Net capital gains and provisions	—	—	(100.0)	—	—
Attributable profit to the Group	314	16.6	16.3	25.1	23.4

Balance sheet
Customer loans	84,523	(0.8)	(0.8)	10.9	10.4
Cash, central banks and credit institutions	6,543	(8.4)	(8.3)	11.4	10.7
Debt securities	3,780	(3.7)	(4.2)	5.2	4.4
o/w: available for sale	3,778	(1.2)	(1.7)	5.2	4.4
Other financial assets	33	(14.3)	(14.1)	(51.2)	(51.9)
Other assets	3,426	2.8	2.6	(1.4)	(1.7)
Total assets	98,305	(1.3)	(1.4)	10.1	9.7
Customer deposits	35,679	1.8	1.7	7.5	7.1
Central banks and credit institutions	20,511	(12.2)	(12.2)	(0.9)	(1.4)
Debt securities issued	28,991	3.9	3.9	29.2	28.6
Other financial liabilities	828	(4.9)	(5.0)	37.6	37.3
Other liabilities	3,395	3.5	3.4	7.4	7.1
Total liabilities	89,403	(1.2)	(1.2)	11.6	11.1
Total equity	8,902	(2.8)	(2.9)	(2.7)	(3.1)

Other managed and marketed customer funds	7	(2.0)	(2.0)	1.6	1.6
Mutual funds	2	(12.6)	(12.6)	(10.0)	(10.0)
Pension funds	6	1.3	1.3	5.2	5.2
Managed portfolios	—	—	—	—	—

Pro memoria:
Loans w/o repos	87,006	(0.8)	(0.9)	9.9	9.5
Funds (customer deposits w/o repos + mutual funds)	35,680	1.8	1.7	7.5	7.1

Ratios (%) and operating means
RoTE	17.10	2.56		4.26
Efficiency ratio (with amortisations)	44.9	(1.0)		(1.3)
NPL ratio	2.62	(0.06)		(0.66)
NPL coverage	108.9	(0.2)		(3.0)
Number of employees	14,862	(0.4)		1.3
Number of branches	568	0.2		(2.7)

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 Poland (€ million)

		/ 4Q’16		/ 1Q’16
Income statement	1Q’17	%	% w/o FX	%	% w/o FX
Net interest income	218	(1.9)	(3.2)	10.6	9.5
Net fee income	101	(0.3)	(1.6)	5.1	4.1
Gains (losses) on financial transactions	16	8.9	7.2	(37.4)	(38.0)
Other operating income	(13)	60.7	59.3	105.5	103.5
Gross income	321	(2.5)	(3.8)	3.2	2.2
Operating expenses	(146)	4.8	3.4	0.6	(0.3)
General administrative expenses	(132)	6.4	5.0	0.7	(0.3)
Personnel	(77)	1.4	0.0	3.8	2.8
Other general administrative expenses	(55)	14.3	12.7	(3.4)	(4.3)
Depreciation and amortisation	(14)	(8.3)	(9.5)	0.2	(0.8)
Net operating income	175	(7.8)	(9.0)	5.4	4.3
Net loan-loss provisions	(27)	(23.0)	(24.1)	(18.6)	(19.4)
Other income	(23)	(8.6)	(9.7)	4.5	3.5
Underlying profit before taxes	125	(3.6)	(4.9)	12.7	11.6
Tax on profit	(39)	1.0	(0.2)	69.8	68.2
Underlying profit from continuing operations	86	(5.5)	(6.8)	(2.1)	(3.1)
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	86	(5.5)	(6.8)	(2.1)	(3.1)
Minority interests	27	(4.2)	(5.5)	12.9	11.8
Underlying attributable profit to the Group	59	(6.1)	(7.4)	(7.6)	(8.5)
Net capital gains and provisions	—	—	(100.0)	—	—
Attributable profit to the Group	59	(6.1)	(7.4)	(7.6)	(8.5)

Balance sheet
Customer loans	21,174	6.0	1.6	7.9	7.2
Cash, central banks and credit institutions	1,860	(7.9)	(11.8)	46.7	45.7
Debt securities	5,824	(7.6)	(11.4)	(3.1)	(3.8)
o/w: available for sale	5,390	(6.7)	(10.6)	2.7	2.0
Other financial assets	564	5.1	0.8	(17.0)	(17.6)
Other assets	953	1.2	(3.0)	(2.3)	(3.0)
Total assets	30,375	2.0	(2.3)	6.4	5.6
Customer deposits	22,981	0.9	(3.3)	7.7	7.0
Central banks and credit institutions	778	(5.6)	(9.5)	16.2	15.3
Debt securities issued	608	20.5	15.5	11.1	10.3
Other financial liabilities	538	5.2	0.9	(10.6)	(11.2)
Other liabilities	878	(4.3)	(8.3)	(4.0)	(4.7)
Total liabilities	25,781	1.0	(3.2)	7.1	6.4
Total equity	4,594	8.3	3.8	2.4	1.6

Other managed and marketed customer funds	3,482	8.7	4.2	7.2	6.4
Mutual funds	3,398	9.0	4.2	7.6	6.4
Pension funds	—	—	4.4	—	6.8
Managed portfolios	84	(0.0)	4.4	(8.1)	6.8

Pro memoria:
Loans w/o repos	21,903	5.8	1.4	7.0	6.2
Funds (customer deposits w/o repos + mutual funds)	26,379	1.9	(2.4)	7.7	6.9

Ratios (%) and operating means
RoTE	9.68	(1.07)		(1.04)
Efficiency ratio (with amortisations)	45.5	3.2		(1.1)
NPL ratio	5.20	(0.22)		(0.73)
NPL coverage	61.2	0.2		(5.8)
Number of employees	11,909	(0.8)		4.6
Number of branches	631	(4.1)		(9.9)

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 Portugal (€ million)

Income statement	1Q’17	% / 4Q’16	% / 1Q’16
Net interest income	172	(5.7)	(6.1)
Net fee income	89	29.2	(1.2)
Gains (losses) on financial transactions	34	(12.2)	(36.3)
Other operating income	(1)	—	—
Gross income	294	(3.5)	(12.9)
Operating expenses	(139)	(3.4)	(9.9)
General administrative expenses	(129)	(3.4)	(11.0)
Personnel	(83)	(0.5)	(5.1)
Other general administrative expenses	(46)	(8.1)	(19.9)
Depreciation and amortisation	(10)	(3.5)	6.6
Net operating income	155	(3.5)	(15.3)
Net loan-loss provisions	10	—	—
Other income	(14)	171.7	525.9
Underlying profit before taxes	151	3.2	(4.7)
Tax on profit	(25)	(37.5)	(32.5)
Underlying profit from continuing operations	126	18.4	3.7
Net profit from discontinued operations	—	—	—
Underlying consolidated profit	126	18.4	3.7
Minority interests	1	(0.2)	(23.4)
Underlying attributable profit to the Group	125	18.4	3.8
Net capital gains and provisions	—	—	—
Attributable profit to the Group	125	18.4	3.8

Balance sheet
Customer loans	27,215	(0.4)	(1.6)
Cash, central banks and credit institutions	3,544	44.1	(15.6)
Debt securities	10,786	(7.2)	(9.5)
o/w: available for sale	4,538	(20.1)	(25.1)
Other financial assets	1,612	(3.3)	(14.5)
Other assets	1,945	11.5	(2.4)
Total assets	45,102	0.6	(5.3)
Customer deposits	29,784	(0.7)	2.2
Central banks and credit Institutions	7,256	7.6	(24.7)
Debt securities issued	3,628	(4.6)	(22.8)
Other financial liabilities	325	(7.0)	(9.8)
Other liabilities	704	19.3	(18.6)
Total liabilities	41,697	0.5	(6.7)
Total equity	3,405	2.2	16.1

Other managed and marketed customer funds	2,886	4.2	5.1
Mutual funds	1,513	5.4	4.8
Pension funds	942	1.0	4.4
Managed portfolios	431	7.2	7.9

Pro memoria:
Loans w/o repos	28,770	(0.9)	(4.2)
Funds (customer deposits w/o repos + mutual funds)	31,297	(0.4)	2.3

Ratios (%) and operating means
RoTE	15.30	2.48	(1.90)
Efficiency ratio (with amortisations)	47.2	0.0	1.5
NPL ratio	8.47	(0.34)	(0.08)
NPL coverage	61.7	(2.0)	(26.0)
Number of employees	6,232	(1.2)	(5.3)
Number of branches	627	(4.6)	(16.6)

46	FINANCIAL REPORT 2017

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 United Kingdom (€ million)

		/ 4Q’16		/ 1Q’16
Income statement	1Q’17	%	% w/o FX	%	% w/o FX
Net interest income	1,096	2.2	1.5	(5.1)	6.0
Net fee income	254	7.9	6.5	(9.5)	1.1
Gains (losses) on financial transactions	71	(22.3)	(22.0)	4.7	16.9
Other operating income	12	(56.8)	(55.7)	5.6	17.9
Gross income	1,432	0.5	(0.2)	(5.4)	5.6
Operating expenses	(723)	5.9	4.7	(8.8)	1.8
General administrative expenses	(644)	6.7	5.4	(10.3)	0.2
Personnel	(344)	0.4	(0.4)	(7.3)	3.5
Other general administrative expenses	(300)	15.0	12.8	(13.5)	(3.4)
Depreciation and amortisation	(79)	0.0	(0.3)	4.6	16.8
Net operating income	709	(4.5)	(4.7)	(1.5)	9.9
Net loan-loss provisions	(15)	—	—	134.8	162.1
Other income	(105)	(15.1)	(13.5)	78.4	99.1
Underlying profit before taxes	588	(13.4)	(13.2)	(10.1)	0.4
Tax on profit	(165)	(15.9)	(16.0)	(14.0)	(4.0)
Underlying profit from continuing operations	423	(12.3)	(12.1)	(8.4)	2.2
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	423	(12.3)	(12.1)	(8.4)	2.2
Minority interests	7	(19.2)	(19.8)	(25.7)	(17.0)
Underlying attributable profit to the Group	416	(12.2)	(11.9)	(8.1)	2.6
Net capital gains and provisions*	—	(100.0)	(100.0)	—	—
Attributable profit to the Group	416	23.3	20.7	(8.1)	2.6

(*).- In 4Q’16, PPI (-€137 million)

Balance sheet
Customer loans	253,322	0.8	0.7	(5.3)	2.3
Cash, central banks and credit institutions	34,186	(6.7)	(6.8)	(9.0)	(1.6)
Debt securities	27,859	(0.7)	(0.7)	38.8	50.0
o/w: available for sale	11,595	(5.0)	(5.1)	(0.3)	7.7
Other financial assets	25,582	(4.6)	(4.7)	(10.8)	(3.6)
Other assets	11,551	(5.3)	(5.4)	8.8	17.6
Total assets	352,499	(0.7)	(0.8)	(3.3)	4.5
Customer deposits	215,724	1.7	1.6	(0.7)	7.3
Central banks and credit institutions	21,971	1.8	1.7	44.5	56.1
Debt securities issued	66,375	(6.7)	(6.7)	(13.4)	(6.4)
Other financial liabilities	26,895	(3.6)	(3.7)	(10.5)	(3.2)
Other liabilities	5,230	0.2	0.1	(14.8)	(8.0)
Total liabilities	336,196	(0.5)	(0.6)	(2.6)	5.2
Total equity	16,303	(4.2)	(4.3)	(15.4)	(8.5)

Other managed and marketed customer funds	8,683	1.4	1.3	(1.2)	6.8
Mutual funds	8,566	1.4	1.3	(1.1)	6.9
Pension funds	—	—	—	—	—
Managed portfolios	117	(0.2)	(0.3)	(5.1)	2.5

Pro memoria:
Loans w/o repos	242,581	0.0	(0.0)	(7.3)	0.2
Funds (customer deposits w/o repos + mutual funds)	213,052	1.2	1.1	(1.5)	6.5

Ratios (%) and operating means
RoTE	11.27	(0,38)		1.12
Efficiency ratio (with amortisations)	50.5	2.6		(1.9)
NPL ratio	1.31	(0.10)		(0.18)
NPL coverage	33.8	0.9		(2.7)
Number of employees	25,954	1.0		(0.5)
Number of branches	845	0.1		(1.1)

FINANCIAL REPORT 2017	47

JANUARY - MARCH    »  Appendix

Latin America (€ million)

		/ 4Q’16		/ 1Q’16
Income statement	1Q’17	%	% w/o FX	%	% w/o FX
Net interest income	3,947	6.5	2.2	29.7	11.1
Net fee income	1,401	6.4	1.3	45.8	25.4
Gains (losses) on financial transactions	329	124.1	137.5	132.6	129.3
Other operating income	3	(88.4)	(90.8)	—	—
Gross income	5,680	9.4	4.9	37.2	18.0
Operating expenses	(2,179)	1.4	(2.9)	25.5	8.8
General administrative expenses	(1,973)	0.7	(3.6)	24.5	8.0
Personnel	(1,092)	0.3	(4.1)	25.7	8.8
Other general administrative expenses	(882)	1.1	(3.1)	23.1	7.1
Depreciation and amortisation	(205)	9.5	4.9	35.7	16.5
Net operating income	3,501	15.0	10.4	45.7	24.6
Net loan-loss provisions	(1,306)	(1.7)	(6.1)	18.2	(0.0)
Other income	(360)	45.8	37.4	90.5	50.6
Underlying profit before taxes	1,835	24.9	21.0	65.3	45.2
Tax on profit	(590)	76.7	74.1	119.4	92.3
Underlying profit from continuing operations	1,245	9.6	5.7	48.0	30.1
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	1,245	9.6	5.7	48.0	30.1
Minority interests	195	12.6	8.9	41.6	28.8
Underlying attributable profit to the Group	1,050	9.1	5.1	49.3	30.3
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	1,050	9.1	5.1	49.3	30.3

Balance sheet
Customer loans	156,743	3.0	0.7	18.9	6.2
Cash, central banks and credit institutions	68,922	2.3	(0.5)	28.2	12.3
Debt securities	64,130	1.3	(1.6)	13.4	0.3
o/w: available for sale	30,460	4.2	1.3	14.2	0.5
Other financial assets	18,202	(2.6)	(6.6)	35.2	25.9
Other assets	19,666	2.6	0.3	14.3	(1.4)
Total assets	327,664	2.1	(0.5)	20.1	6.6
Customer deposits	153,207	6.6	3.9	22.2	9.0
Central banks and credit institutions	47,793	0.4	(2.4)	14.1	1.8
Debt securities issued	45,108	(4.9)	(6.7)	14.7	(0.9)
Other financial liabilities	39,120	(5.5)	(8.8)	25.3	13.7
Other liabilities	11,564	2.4	(0.2)	26.6	10.1
Total liabilities	296,792	1.8	(0.8)	20.2	6.7
Total equity	30,872	5.3	2.9	19.0	5.6

Other managed and marketed customer funds	87,794	7.7	5.4	28.7	11.0
Mutual funds	81,009	8.0	5.6	28.0	10.4
Pension funds	—	—	—	—	—
Managed portfolios	6,785	4.7	3.9	38.0	19.0

Pro memoria:
Loans w/o repos	163,536	2.8	0.4	19.8	6.8
Funds (customer deposits w/o repos + mutual funds)	197,257	5.2	2.6	22.6	9.0

Ratios (%) and operating means
RoTE	17.40	1.13		3.09
Efficiency ratio (with amortisations)	38.4	(3.0)		(3.6)
NPL ratio	4.50	(0.31)		(0.38)
NPL coverage	90.5	3.2		10.8
Number of employees	85,919	(0.5)		(4.7)
Number of branches	5,789	(0.5)		(1.0)

48	FINANCIAL REPORT 2017

JANUARY - MARCH    » Appendix

 Brazil (€ million)

		/ 4Q’16		/ 1Q’16
Income statement	1Q’17	%	% w/o FX	%	% w/o FX
Net interest income	2,522	11.1	4.3	40.7	9.6
Net fee income	934	5.3	(1.9)	63.0	27.0
Gains (losses) on financial transactions	247	—	—	—	—
Other operating income	15	(66.6)	(70.2)	18.9	(7.4)
Gross income	3,717	16.6	9.5	56.1	21.6
Operating expenses	(1,314)	0.7	(5.9)	38.8	8.1
General administrative expenses	(1,182)	(0.4)	(6.9)	38.0	7.5
Personnel	(665)	0.3	(6.3)	40.7	9.6
Other general administrative expenses	(517)	(1.2)	(7.6)	34.6	4.8
Depreciation and amortisation	(132)	11.2	4.6	46.5	14.1
Net operating income	2,403	27.7	20.1	67.6	30.5
Net loan-loss provisions	(910)	(4.5)	(10.4)	26.4	(1.6)
Other income	(358)	85.8	74.7	102.0	57.3
Underlying profit before taxes	1,135	54.1	45.5	111.6	64.8
Tax on profit	(422)	161.5	154.6	208.0	139.9
Underlying profit from continuing operations	713	24.0	16.1	78.6	39.1
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	713	24.0	16.1	78.6	39.1
Minority interests	79	21.7	13.3	94.1	51.2
Underlying attributable profit to the Group	634	24.3	16.5	76.8	37.7
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	634	24.3	16.5	76.8	37.7

Balance sheet
Customer loans	76,522	1.4	(0.1)	26.5	3.9
Cash, central banks and credit institutions	40,441	(2.2)	(3.6)	28.6	5.6
Debt securities	42,078	(1.0)	(2.5)	24.3	2.1
o/w: available for sale	18,401	13.1	11.4	16.7	(4.2)
Other financial assets	9,106	7.3	5.7	111.4	73.5
Other assets	13,603	(0.5)	(2.0)	13.0	(7.3)
Total assets	181,749	0.1	(1.3)	27.9	5.0
Customer deposits	75,858	4.7	3.1	27.0	4.2
Central banks and credit institutions	25,841	(5.1)	(6.5)	20.3	(1.2)
Debt securities issued	29,075	(8.2)	(9.6)	9.8	(9.8)
Other financial liabilities	24,921	(0.2)	(1.7)	68.6	38.4
Other liabilities	7,836	3.6	2.1	32.2	8.5
Total liabilities	163,530	(0.2)	(1.7)	27.4	4.6
Total equity	18,218	3.6	2.1	32.7	9.0

Other managed and marketed customer funds	63,852	7.1	5.5	31.3	7.8
Mutual funds	59,638	7.0	5.4	30.5	7.2
Pension funds	—	—	—	—	—
Managed portfolios	4,214	8.1	6.5	43.7	18.0

Pro memoria:
Loans w/o repos	81,184	1.1	(0.4)	27.1	4.3
Funds (customer deposits w/o repos + mutual funds)	104,309	4.5	3.0	29.8	6.5

Ratios (%) and operating means
RoTE	16.52	2.59		3.01
Efficiency ratio (with amortisations)	35.4	(5.6)		(4.4)
NPL ratio	5.36	(0.54)		(0.57)
NPL coverage	98.1	5.0		14.4
Number of employees	46,420	(0.7)		(6.4)
Number of branches	3,420	(0.3)		(0.6)

FINANCIAL REPORT 2017	49

JANUARY - MARCH    » Appendix

Mexico (€ million)

		/ 4Q’16		/ 1Q’16
Income statement	1Q’17	%	% w/o FX	%	% w/o FX
Net interest income	624	1.5	2.8	5.1	14.0
Net fee income	180	0.4	1.6	3.9	12.7
Gains (losses) on financial transactions	33	(37.8)	(36.3)	(2.6)	5.7
Other operating income	(13)	(31.2)	(29.1)	41.6	53.7
Gross income	824	(0.5)	0.8	4.0	12.9
Operating expenses	(319)	(1.6)	(0.4)	(0.8)	7.7
General administrative expenses	(291)	(3.1)	(1.9)	(0.7)	7.8
Personnel	(150)	(4.1)	(2.9)	(1.7)	6.7
Other general administrative expenses	(141)	(2.1)	(0.9)	0.4	9.0
Depreciation and amortisation	(29)	17.2	18.1	(2.0)	6.3
Net operating income	505	0.2	1.5	7.3	16.5
Net loan-loss provisions	(233)	14.9	16.0	5.4	14.4
Other income	(4)	(44.9)	(44.3)	(32.9)	(27.1)
Underlying profit before taxes	267	(8.8)	(7.4)	10.1	19.6
Tax on profit	(56)	(25.2)	(23.8)	2.2	10.9
Underlying profit from continuing operations	211	(3.1)	(1.7)	12.5	22.1
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	211	(3.1)	(1.7)	12.5	22.1
Minority interests	47	(2.6)	(1.4)	6.6	15.7
Underlying attributable profit to the Group	163	(3.2)	(1.8)	14.3	24.1
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	163	(3.2)	(1.8)	14.3	24.1

Balance sheet
Customer loans	29,316	7.3	(1.3)	2.1	4.4
Cash, central banks and credit institutions	14,760	10.5	1.6	35.6	38.6
Debt securities	16,200	14.7	5.5	(4.4)	(2.3)
o/w: available for sale	6,978	(1.6)	(9.5)	24.0	26.7
Other financial assets	6,575	(14.8)	(21.7)	1.1	3.3
Other assets	2,958	14.2	5.0	13.6	16.1
Total assets	69,809	7.2	(1.4)	6.4	8.7
Customer deposits	33,971	17.5	8.0	20.4	23.0
Central banks and credit institutions	13,283	17.9	8.4	15.3	17.9
Debt securities issued	5,429	0.7	(7.4)	(0.4)	1.8
Other financial liabilities	9,785	(22.6)	(28.9)	(22.4)	(20.7)
Other liabilities	1,842	(9.5)	(16.8)	8.5	10.9
Total liabilities	64,311	6.7	(1.9)	8.1	10.5
Total equity	5,498	13.2	4.1	(10.6)	(8.7)

Other managed and marketed customer funds	10,905	6.5	(2.1)	(6.2)	(4.2)
Mutual funds	10,905	6.5	(2.1)	(6.2)	(4.2)
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—

Pro memoria:
Loans w/o repos	29,996	7.1	(1.6)	4.3	6.6
Funds (customer deposits w/o repos + mutual funds)	39,155	7.5	(1.2)	5.1	7.4

Ratios (%) and operating means
RoTE	18.75	1.30		5.81
Efficiency ratio (with amortisations)	38.8	(0.4)		(1.9)
NPL ratio	2.77	0.01		(0.29)
NPL coverage	104.8	1.0		7.3
Number of employees	17,580	(0.2)		(1.6)
Number of branches	1,389	—		0.2

50	FINANCIAL REPORT 2017

JANUARY - MARCH    » Appendix

Chile (€ million)

		/ 4Q’16		/ 1Q’16
Income statement	1Q’17	%	% w/o FX	%	% w/o FX
Net interest income	485	(7.0)	(9.9)	15.1	4.0
Net fee income	107	17.0	13.9	22.3	10.5
Gains (losses) on financial transactions	49	(22.4)	(25.1)	1.4	(8.4)
Other operating income	4	—	—	—	—
Gross income	645	(4.1)	(6.9)	16.0	4.8
Operating expenses	(264)	(0.6)	(3.5)	12.2	1.3
General administrative expenses	(238)	(0.1)	(2.9)	10.4	(0.3)
Personnel	(140)	(5.4)	(8.0)	9.7	(0.9)
Other general administrative expenses	(98)	8.6	5.6	11.3	0.5
Depreciation and amortisation	(26)	(5.3)	(8.5)	32.4	19.6
Net operating income	381	(6.3)	(9.2)	18.7	7.3
Net loan-loss provisions	(122)	(7.0)	(9.4)	11.7	0.9
Other income	2	—	—	41.9	28.2
Underlying profit before taxes	261	8.5	5.4	22.5	10.7
Tax on profit	(47)	2.3	(1.0)	17.7	6.3
Underlying profit from continuing operations	214	9.9	6.9	23.6	11.7
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	214	9.9	6.9	23.6	11.7
Minority interests	67	15.2	12.1	29.6	17.1
Underlying attributable profit to the Group	147	7.7	4.6	21.1	9.4
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	147	7.7	4.6	21.1	9.4

Balance sheet
Customer loans	38,137	1.3	1.7	14.4	6.5
Cash, central banks and credit institutions	5,755	(3.4)	(3.0)	8.6	1.1
Debt securities	4,494	(16.0)	(15.6)	20.8	12.5
o/w: available for sale	3,951	(17.5)	(17.1)	12.3	4.6
Other financial assets	2,501	1.1	1.5	(4.5)	(11.1)
Other assets	2,067	0.1	0.5	8.9	1.4
Total assets	52,954	(1.0)	(0.6)	12.9	5.1
Customer deposits	26,340	(3.6)	(3.2)	6.7	(0.6)
Central banks and credit institutions	6,678	(6.9)	(6.5)	6.2	(1.1)
Debt securities issued	10,258	0.8	1.2	40.9	31.2
Other financial liabilities	3,384	21.1	21.6	11.6	3.9
Other liabilities	1,218	(0.6)	(0.2)	5.1	(2.2)
Total liabilities	47,877	(1.7)	(1.3)	12.8	5.0
Total equity	5,077	5.3	5.7	14.1	6.2

Other managed and marketed customer funds	10,545	6.5	6.9	49.3	39.0
Mutual funds	7,974	8.9	9.3	57.0	46.2
Pension funds	—	—	—	—	—
Managed portfolios	2,571	(0.4)	(0.0)	29.6	20.6

Pro memoria:
Loans w/o repos	39,259	1.2	1.6	14.4	6.5
Funds (customer deposits w/o repos + mutual funds)	34,262	(0.9)	(0.5)	15.4	7.4

Ratios (%) and operating means
RoTE	17.07	(0.13)		0.63
Efficiency ratio (with amortisations)	40.9	1.4		(1.4)
NPL ratio	4.93	(0.12)		(0.52)
NPL coverage	58.9	(0.2)		4.3
Number of employees	11,858	(1.2)		(4.9)
Number of branches	416	(4.4)		(11.7)

FINANCIAL REPORT 2017	51

JANUARY - MARCH    » Appendix

United States (€ million)

		/ 4Q’16		/ 1Q’16
Income statement	1Q’17	%	% w/o FX	%	% w/o FX
Net interest income	1,489	2.7	1.6	(3.8)	(7.0)
Net fee income	273	6.1	5.2	(3.5)	(6.8)
Gains (losses) on financial transactions	(5)	(65.8)	(67.8)	—	—
Other operating income	122	4.6	3.7	5.3	1.7
Gross income	1,879	3.9	2.9	(4.5)	(7.7)
Operating expenses	(837)	(3.1)	(4.4)	7.8	4.1
General administrative expenses	(757)	(2.6)	(3.9)	7.7	4.1
Personnel	(445)	7.4	6.1	7.0	3.4
Other general administrative expenses	(312)	(13.9)	(15.3)	8.7	5.0
Depreciation and amortisation	(80)	(7.3)	(8.7)	8.2	4.6
Net operating income	1,042	10.2	9.5	(12.5)	(15.4)
Net loan-loss provisions	(811)	(6.5)	(7.7)	(5.9)	(9.1)
Other income	(32)	301.2	324.4	(50.7)	(52.4)
Underlying profit before taxes	199	179.9	206.3	(24.5)	(27.1)
Tax on profit	(61)	266.3	329.2	(40.6)	(42.6)
Underlying profit from continuing operations	138	153.3	171.5	(14.2)	(17.1)
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	138	153.3	171.5	(14.2)	(17.1)
Minority interests	43	5.4	7.2	(45.8)	(47.6)
Underlying attributable profit to the Group	95	585.4	772.3	16.3	12.4
Net capital gains and provisions*	—	(100.0)	(100.0)	—	—
Attributable profit to the Group	95	—	—	16.3	12.4

(*).- In 4Q’16, restatement Santander Consumer USA (-€32 million).

Balance sheet
Customer loans	81,841	(4.2)	(2.8)	1.2	(4.9)
Cash, central banks and credit institutions	20,457	20.5	22.3	(1.6)	(7.6)
Debt securities	19,059	6.2	7.8	(0.3)	(6.3)
o/w: available for sale	16,704	8.2	9.7	(3.9)	(9.8)
Other financial assets	3,041	(14.7)	(13.5)	(2.0)	(7.9)
Other assets	13,269	(1.9)	(0.5)	10.2	3.5
Total assets	137,669	0.2	1.6	1.3	(4.9)
Customer deposits	63,101	(2.1)	(0.7)	6.0	(0.5)
Central banks and credit institutions	22,240	(0.1)	1.3	(30.6)	(34.8)
Debt securities issued	28,241	7.2	8.7	26.0	18.3
Other financial liabilities	3,032	4.3	5.8	16.0	9.0
Other liabilities	4,493	(5.8)	(4.5)	4.8	(1.6)
Total liabilities	121,108	0.3	1.7	0.2	(5.9)
Total equity	16,561	(0.5)	0.9	10.5	3.7

Other managed and marketed customer funds	18,423	(2.1)	(0.8)	0.7	(5.4)
Mutual funds	8,986	(9.7)	(8.4)	31.9	23.9
Pension funds	—	—	—	—	—
Managed portfolios	9,437	6.3	7.8	(17.8)	(22.8)

Pro memoria:
Loans w/o repos	85,906	(4.2)	(2.8)	1.2	(5.0)
Funds (customer deposits w/o repos + mutual funds)	71,818	(3.2)	(1.8)	8.8	2.2

Ratios (%) and operating means
RoTE	2.81	2.74		0.11
Efficiency ratio (with amortisations)	44.6	(3.2)		5.1
NPL ratio	2.43	0.15		0.24
NPL coverage	202.4	(12.0)		(18.7)
Number of employees	17,679	1.0		(3.0)
Number of branches	764	(0.5)		(1.2)

52	FINANCIAL REPORT 2017

JANUARY - MARCH    » Appendix

Corporate Centre (€ million)

Income statement	1Q’17	4Q’16%		1Q’16%
Net interest income	(194)	(189)	2.5	(169)	15.1
Net fee income	(4)	(14)	(68.8)	(5)	(2.2)
Gains (losses) on financial transactions	(119)	(47)	153.1	(32)	270.1
Other operating income	(23)	(31)	(24.9)	(18)	29.1
Gross income	(341)	(282)	21.0	(223)	52.6
Operating expenses	(119)	(99)	20.1	(126)	(5.2)
Net operating income	(460)	(381)	20.7	(349)	31.7
Net loan-loss provisions	(5)	0	—	1	—
Other income	(32)	44	—	(5)	525.3
Underlying profit before taxes	(497)	(337)	47.3	(353)	40.7
Tax on profit	26	39	(31.8)	36	(26.6)
Underlying profit from continuing operations	(471)	(299)	57.5	(317)	48.3
Net profit from discontinued operations	—	0	(100.0)	—	—
Underlying consolidated profit	(471)	(298)	57.8	(317)	48.3
Minority interests	(3)	0	—	(6)	(54.2)
Underlying attributable profit to the Group	(468)	(299)	56.5	(311)	50.3
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	(468)	(299)	56.7	(311)	50.3

Balance sheet
Debt securities	781	1,374	(43.1)	3,178	(75.4)
Goodwill	26,939	26,724	0.8	26,209	2.8
Capital assigned to Group areas	83,902	78,537	6.8	82,637	1.5
Other financial assets	10,661	9,872	8.0	9,470	12.6
Other assets	15,115	15,648	(3.4)	14,761	2.4
Total assets	137,398	132,154	4.0	136,255	0.8
Debt securities issued	30,740	30,922	(0.6)	32,459	(5.3)
Other financial liabilities	2,469	4,042	(38.9)	4,903	(49.6)
Other liabilities	12,299	12,422	(1.0)	13,410	(8.3)
Total liabilities	45,507	47,387	(4.0)	50,772	(10.4)
Total equity	91,891	84,768	8.4	85,483	7.5

Other managed and marketed customer funds	52	—	—	—	—
Mutual funds	52	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—

Resources
Number of employees	1,720	1,724	(0.2)	1,974	(12.9)

FINANCIAL REPORT 2017	53

JANUARY - MARCH    » Appendix

Retail Banking (€ million)

		/ 4Q’16		/ 1Q’16
Income statement	1Q’17	%	% w/o FX	%	% w/o FX
Net interest income	7,948	4.7	2.5	10.6	4.7
Net fee income	2,448	6.6	3.6	19.1	12.3
Gains (losses) on financial transactions	225	(25.6)	(27.0)	23.6	48.1
Other operating income	185	408.6	427.2	5.7	2.5
Gross income	10,806	5.7	3.3	12.6	6.9
Operating expenses	(4,888)	0.8	(1.4)	8.7	3.8
Net operating income	5,918	10.1	7.6	16.0	9.7
Net loan-loss provisions	(2,242)	(2.5)	(5.9)	3.8	(5.5)
Other income	(686)	30.9	28.0	65.1	48.5
Underlying profit before taxes	2,991	17.1	15.7	18.4	16.7
Tax on profit	(920)	39.2	38.2	34.6	33.9
Underlying profit from continuing operations	2,070	9.4	7.9	12.4	10.4
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	2,070	9.4	7.9	12.4	10.4
Minority interests	276	6.9	5.1	8.1	4.5
Underlying attributable profit to the Group	1,795	9.8	8.3	13.1	11.4
Net capital gains and provisions*	—	(100.0)	(100.0)	—	—
Attributable profit to the Group	1,795	22.5	20.0	13.1	11.4

Pro memoria:
Loans w/o repos	695,240	0.5	0.1	1.7	1.8
Funds (customer deposits w/o repos + mutual funds)	743,261	2.0	1.5	7.0	6.1

(*).-	In 4Q’16, PPI (-€137 million) and restatement Santander Consumer USA (-€32 million).

Global Corporate Banking (€ million)

			/ 4Q’16		/ 1Q’16
Income statement	1Q’17	%	% w/o FX	%	% w/o FX
Net interest income	656	(7.1)	(9.7)	6.2	(1.9)
Net fee income	399	12.6	10.9	15.7	10.8
Gains (losses) on financial transactions	467	217.0	251.4	31.8	22.7
Other operating income	43	(65.0)	(67.1)	13.5	10.5
Gross income	1,565	17.6	15.9	15.5	8.1
Operating expenses	(487)	6.2	4.3	1.6	(0.4)
Net operating income	1,078	23.6	22.0	23.2	12.4
Net loan-loss provisions	(132)	141.8	147.3	(40.8)	(45.7)
Other income	(14)	(62.7)	(63.8)	—	—
Underlying profit before taxes	932	19.4	17.7	43.2	30.5
Tax on profit	(265)	38.3	39.3	40.5	27.4
Underlying profit from continuing operations	667	13.2	10.9	44.3	31.7
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	667	13.2	10.9	44.3	31.7
Minority interests	57	18.0	15.1	39.0	19.6
Underlying attributable profit to the Group	610	12.8	10.5	44.8	33.0
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	610	12.8	10.5	44.8	33.0

Pro memoria:
Loans w/o repos	96,025	(1.6)	(2.4)	2.0	(2.1)
Funds (customer deposits w/o repos + mutual funds)	67,553	1.7	0.4	4.9	1.4

54	FINANCIAL REPORT 2017

JANUARY - MARCH    » Glossary

» Glossary - Definitions

PROFITABILITY AND EFFICIENCY

•	RoE: Return on Equity: Group’s attributable profit / average of: capital + reserves + retained profit + accumulated other comprehensive income

•	RoTE: Return on tangible equity: Group’s attributable profit / average of: capital + reserves + retained profit + accumulated other comprehensive income - goodwill - intangible assets

•	Underlying RoTE: Return on tangible equity: Group’s underlying profit / average of: capital + reserves + retained profit + accumulated other comprehensive income - goodwill - intangible assets

•	RoA: Return on assets: consolidated profit / average total assets

•	RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets

•	Underlying RoRWA: Return on risk-weighted assets: underlying consolidated profit / average risk-weighted assets

•	Efficiency (with amortisations): Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations

CREDIT RISK

•

NPL ratio: Loans and advances to customers and non-performing contingent liabilities (excluding country-risk) / total lending. Lending defined as total loans and advances to customers and contingent liabilities (excluding country-risk)

•

NPL coverage ratio: Provisions to cover losses due to impairment of loans and advances to customers and contingent liabilities (excluding country-risk) / total loans and advances to customers and non-performing contingent liabilities (excluding country-risk)

•	Cost of credit: 12 month loan-loss provisions / 12 month average lending

CAPITALISATION

•

Tangible net asset value per share – TNAV: Tangible stockholders’ equity / number of shares (excluding treasury shares). Tangible stockholders’ equity calculated as shareholders equity + accumulated other comprehensive income - goodwill - intangible assets

SANTANDER GLOBAL CORPORATE BANKING

•	Global Transaction Banking: includes the business of cash management, trade finance, basic financing and custody

•

Financing Solutions & Advisory: includes the units of origination and distribution of corporate loans and structured financings, bond and securitisation origination teams, corporate finance units (mergers and acquisitions, primary markets of equities, investment solutions for corporate clients via derivatives), and asset & based finance

•

Global Markets: includes the sale and distribution of fixed income and equity derivatives, interest rates and inflation; the trading and hedging of exchange rates, and short-term money markets for the Group’s wholesale and retail clients; management of books associated with distribution; and brokerage of equities, and derivatives for investment and hedging solutions

Notes:	1) The average figures to calculate RoE, RoTE, RoA and RoRWA, include in the denominators, are calculated considering the four months from December to March, when relating to the first quarter data

2) In periods under a year, and when there are non-recurring results, the profit used to calculate the RoE and RoTE, is the annualised underlying attributable profit (excluding non-recurring results), to which the non-recurring results without annualising are added

3) In periods under a year, and where there are non-recurring results, the profit used to calculate the RoA and RoRWA, is the annualised consolidated profit (excluding non-recurring results), to which the non-recurring results without annualising are added

4) The risk-weighted assets included in the RoRWA denominator are calculated according to the criteria defined in the CRR (Capital Requirements Regulation)

FINANCIAL REPORT 2017	55

JANUARY - MARCH

Important information

Banco Santander, S.A. (“Santander”) cautions that this report contains forward-looking statements. Forward-looking statements contained in this report include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental, political and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; (5) transaction, commercial and operating factors; and (6) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated and will indicate in our past and future filings and reports, including those with the Spanish Securities Commission (“CNMV”) and the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance and should be considered in evaluating any forward-looking statements contained herein. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forwardlooking statements.

Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. These statements are only predictions and are not guarantees of future performance, results, actions or events. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this report should be construed as a profit forecast.

56	FINANCIAL REPORT 2017

JANUARY - MARCH    »

FINANCIAL REPORT 2017	57

Investor Relations
Ciudad Grupo Santander
Edificio Marisma, 0 floor
Avda de Cantabria, o/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Tel: 34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, o/n 28660 Boadilla del Monte, Madrid (Spain)

Santander

www.santander.com

Item 3

Key consolidated data

			Change
	1Q ‘17	1Q ‘16	Amount	%	2016
Balance sheet (€ million)
Total assets	1,351,956	1,324,200	27,756	2.1	1,339,125
Net customer loans	795,312	773,452	21,859	2.8	790,470
Customer deposits	705,786	670,627	35,159	5.2	691,111
Customer funds	898,110	836,377	61,733	7.4	873,618
Total equity	104,869	98,781	6,088	6.2	102,699

Income statement (€ million)
Net interest income	8,402	7,624	778	10.2	31,089
Gross income	12,029	10,730	1,299	12.1	43,853
Net operating income	6,486	5,572	914	16.4	22,766
Underlying profit before taxes	3,311	2,732	579	21.2	11,288
Underlying attributable profit to the Group	1,867	1,633	234	14.3	6,621
Attributable profit to the Group	1,867	1,633	234	14.3	6,204

(*).- Change in constant euro

Net interest income: +4.0%; Gross income: +6.2%; Net operating income: +8.9%; Underlying attributable profit: +10.0%; Attributable profit: +10.0%

EPS, profitability and efficiency (%)
Underlying EPS (euro) *	0.122	0.108	0.02	13.6	0.436
EPS (euro)	0.122	0.108	0.02	13.6	0.407
RoE	8.19	7.46			6.99
Underlying RoTE *	12.13	11.13			11.08
RoTE	12.13	11.13			10.38
RoA	0.65	0.58			0.56
Underlying RoRWA *	1.48	1.33			1.36
RoRWA	1.48	1.33			1.29
Efficiency ratio (with amortisations)	46.1	48.1			48.1

Solvency and NPL ratios (%)
CET1 fully-loaded	10.66	10.27			10.55
CET1 phase-in	12.12	12.36			12.53
NPL ratio	3.74	4.33			3.93
Coverage ratio	74.6	74.0			73.8

Market capitalisation and shares
Shares (millions)	14,582	14,434	148	1.0	14,582
Share price (euros)	5.745	3.874	1.871	48.3	4.959
Market capitalisation (€ million)	83,776	55,919	27,856	49.8	72,314
Tangible book value (euro)	4.26	4.07			4.22
Price / Tangible book value (X)	1.35	0.95			1.17
P/E ratio (X)	11.74	8.99			12.18

Other data
Number of shareholders	3,957,838	3,682,927	274,911	7.5	3,928,950
Number of employees	188,182	194,519	(6,337)	(3.3)	188,492
Number of branches	12,117	12,962	(845)	(6.5)	12,235

(*).-	Excluding non-recurring net capital gains and provisions

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 25 2017, following a favourable report from the Audit Committee on April, 19 2017. The Audit Committee verified that the information for 2017 was based on the same principles and practices as those used to draw up the annual financial statements.

Income statement

€ million

			Change
	1Q 17	1Q 16	Amount	%

Net interest income	8,402	7,624	778	10.2
Net fee income	2,844	2,397	446	18.6
Gains (losses) on financial transactions	573	504	68	13.6
Other operating income	211	204	6	3.0
Dividends	41	44	(3)	(6.6)
Income from equity-accounted method	133	83	50	60.2
Other operating income/expenses	37	78	(41)	(52.7)
Gross income	12,029	10,730	1,299	12.1
Operating expenses	(5,543)	(5,158)	(386)	7.5
General administrative expenses	(4,915)	(4,572)	(343)	7.5
Personnel	(2,912)	(2,683)	(229)	8.5
Other general administrative expenses	(2,002)	(1,889)	(113)	6.0
Depreciation and amortisation	(629)	(586)	(43)	7.3
Net operating income	6,486	5,572	914	16.4
Net loan-loss provisions	(2,400)	(2,408)	9	(0.4)
Impairment losses on other assets	(68)	(44)	(24)	56.1
Other income	(707)	(389)	(318)	81.8
Underlying profit before taxes	3,311	2,732	579	21.2
Tax on profit	(1,125)	(810)	(315)	38.8
Underlying profit from continuing operations	2,186	1,922	265	13.8
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	2,186	1,922	265	13.8
Minority interests	319	288	31	10.7
Underlying attributable profit to the Group	1,867	1,633	234	14.3
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,867	1,633	234	14.3

Underlying EPS (euros)	0.122	0.108	0.015	13.6
Underlying diluted EPS (euros)	0.122	0.107	0.015	13.7

EPS (euros)	0.122	0.108	0.015	13.6
Diluted EPS (euros)	0.122	0.107	0.015	13.7
Pro memoria:
Average total assets	1,353,495	1,335,115	18,380	1.4
Average stockholders’ equity	91,171	87,571	3,600	4.1

Quarterly income statement

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17

Net interest income	7,624	7,570	7,798	8,096	8,402
Net fee income	2,397	2,549	2,597	2,637	2,844
Gains (losses) on financial transactions	504	366	440	412	573
Other operating income	204	270	245	142	211
Dividends	44	209	37	124	41
Income from equity-accounted method	83	112	119	130	133
Other operating income/expenses	78	(51)	90	(112)	37
Gross income	10,730	10,755	11,080	11,288	12,029
Operating expenses	(5,158)	(5,227)	(5,250)	(5,453)	(5,543)
General administrative expenses	(4,572)	(4,632)	(4,692)	(4,828)	(4,915)
Personnel	(2,683)	(2,712)	(2,726)	(2,876)	(2,912)
Other general administrative expenses	(1,889)	(1,920)	(1,966)	(1,952)	(2,002)
Depreciation and amortisation	(586)	(595)	(558)	(626)	(629)
Net operating income	5,572	5,528	5,831	5,835	6,486
Net loan-loss provisions	(2,408)	(2,205)	(2,499)	(2,406)	(2,400)
Impairment losses on other assets	(44)	(29)	(16)	(159)	(68)
Other income	(389)	(515)	(376)	(432)	(707)
Underlying profit before taxes	2,732	2,779	2,940	2,838	3,311
Tax on profit	(810)	(915)	(904)	(767)	(1,125)
Underlying profit from continuing operations	1,922	1,864	2,036	2,071	2,186
Net profit from discontinued operations	—	0	(0)	0	—
Underlying consolidated profit	1,922	1,864	2,036	2,072	2,186
Minority interests	288	338	341	305	319
Underlying attributable profit to the Group	1,633	1,526	1,695	1,766	1,867
Net capital gains and provisions*	—	(248)	—	(169)	—
Attributable profit to the Group	1,633	1,278	1,695	1,598	1,867

Underlying EPS (euros)	0.108	0.100	0.112	0.116	0.122
Underlying diluted EPS (euros)	0.107	0.100	0.112	0.116	0.122

EPS (euros)	0.108	0.083	0.112	0.104	0.122
Diluted EPS (euros)	0.107	0.083	0.112	0.104	0.122

(*).- Including

–       In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million) and restructuring costs (-€475 million).

–       In 4Q’16 PPI UK (-€137 million) and restatement Santander Consumer USA (-€32 million).

Income statement

Constant € million

			Change
	1Q 17	1Q 16	Amount	%

Net interest income	8,402	8,080	322	4.0
Net fee income	2,844	2,536	307	12.1
Gains (losses) on financial transactions	573	501	72	14.4
Other operating income	211	213	(2)	(1.0)
Dividends	41	44	(3)	(7.7)
Income from equity-accounted method	133	90	43	47.8
Other operating income/expenses	37	78	(42)	(53.2)
Gross income	12,029	11,330	700	6.2
Operating expenses	(5,543)	(5,377)	(167)	3.1
General administrative expenses	(4,915)	(4,770)	(144)	3.0
Personnel	(2,912)	(2,798)	(115)	4.1
Other general administrative expenses	(2,002)	(1,973)	(30)	1.5
Depreciation and amortisation	(629)	(606)	(23)	3.7
Net operating income	6,486	5,953	533	8.9
Net loan-loss provisions	(2,400)	(2,640)	240	(9.1)
Impairment losses on other assets	(68)	(47)	(21)	46.0
Other income	(707)	(433)	(275)	63.5
Underlying profit before taxes	3,311	2,834	477	16.8
Tax on profit	(1,125)	(833)	(292)	35.0
Underlying profit from continuing operations	2,186	2,001	185	9.3
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	2,186	2,001	185	9.3
Minority interests	319	304	15	5.0
Underlying attributable profit to the Group	1,867	1,697	170	10.0
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,867	1,697	170	10.0

Quarterly income statement

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17

Net interest income	8,080	7,930	8,053	8,283	8,402
Net fee income	2,536	2,677	2,676	2,709	2,844
Gains (losses) on financial transactions	501	382	464	404	573
Other operating income	213	279	250	149	211
Dividends	44	211	37	131	41
Income from equity-accounted method	90	117	122	135	133
Other operating income/expenses	78	(50)	90	(118)	37
Gross income	11,330	11,268	11,442	11,544	12,029
Operating expenses	(5,377)	(5,410)	(5,393)	(5,572)	(5,543)
General administrative expenses	(4,770)	(4,798)	(4,821)	(4,936)	(4,915)
Personnel	(2,798)	(2,810)	(2,801)	(2,935)	(2,912)
Other general administrative expenses	(1,973)	(1,988)	(2,020)	(2,002)	(2,002)
Depreciation and amortisation	(606)	(612)	(572)	(636)	(629)
Net operating income	5,953	5,858	6,049	5,972	6,486
Net loan-loss provisions	(2,640)	(2,384)	(2,627)	(2,487)	(2,400)
Impairment losses on other assets	(47)	(30)	(16)	(158)	(68)
Other income	(433)	(543)	(376)	(446)	(707)
Underlying profit before taxes	2,834	2,900	3,031	2,880	3,311
Tax on profit	(833)	(956)	(932)	(770)	(1,125)
Underlying profit from continuing operations	2,001	1,944	2,099	2,111	2,186
Net profit from discontinued operations	—	0	(0)	0	—
Underlying consolidated profit	2,001	1,944	2,099	2,111	2,186
Minority interests	304	355	351	311	319
Underlying attributable profit to the Group	1,697	1,589	1,748	1,800	1,867
Net capital gains and provisions*	—	(258)	3	(161)	—
Attributable profit to the Group	1,697	1,331	1,751	1,639	1,867

(*).- Including

-	In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

-	In 4Q’16 PPI UK and restatement Santander Consumer USA.

Exchange rates: 1 euro / currency parity

	Average		Period-end
	1Q 17	1Q 16	31.03.17	31.12.16	31.03.16

US$	1.065	1.102	1.069	1.054	1.139
Pound sterling	0.860	0.770	0.856	0.856	0.792
Brazilian real	3.346	4.296	3.380	3.431	4.117
Mexican peso	21.577	19.877	20.018	21.772	19.590
Chilean peso	697.904	772.566	710.337	707.612	762.943
Argentine peso	16.682	15.890	16.424	16.705	16.666
Polish zloty	4.320	4.363	4.227	4.410	4.258

Net fee income

€ million

			Change
	1Q 17	1Q 16	Amount	%
Fees from services	1,785	1,449	336	23.2
Mutual & pension funds	196	182	14	7.7
Securities and custody	270	224	46	20.5
Insurance	592	542	50	9.3
Net fee income	2,844	2,397	446	18.6

Operating expenses

€ million

			Change
	1Q 17	1Q 16	Amount	%
Personnel expenses	2,912	2,683	229	8.5
General expenses	2,002	1,889	113	6.0
Information technology	317	289	28	9.7
Communications	131	130	1	0.8
Advertising	169	146	23	15.6
Buildings and premises	449	437	12	2.7
Printed and office material	34	34	(1)	(1.8)
Taxes (other than profit tax)	124	119	5	4.1
Other expenses	779	733	45	6.2
Personnel and general expenses	4,915	4,572	343	7.5
Depreciation and amortisation	629	586	43	7.3
Total operating expenses	5,543	5,158	386	7.5

Net loan-loss provisions

€ million

			Change
	1Q 17	1Q 16	Amount	%

Non performing loans	2,873	2,771	103	3.7
Country-risk	4	(3)	7	—
Recovery of written-off assets	(478)	(360)	(118)	32.9
Total	2,400	2,408	(9)	(0.4)

Balance sheet

€ million

			Change
	31.03.17	31.03.16	Amount	%	31.12.16
Assets
Cash, cash balances at central banks and other demand deposits	74,804	67,545	7,259	10.7	76,454
Financial assets held for trading	143,109	151,550	(8,441)	(5.6)	148,187
Debt securities	46,944	50,060	(3,116)	(6.2)	48,922
Equity instruments	16,174	14,584	1,590	10.9	14,497
Loans and advances to customers	11,375	6,866	4,509	65.7	9,504
Loans and advances to central banks and credit institutions	3,449	3,397	52	1.5	3,221
Derivatives	65,167	76,643	(11,476)	(15.0)	72,043
Financial assets designated at fair value	46,026	48,771	(2,745)	(5.6)	31,609
Loans and advances to customers	17,865	13,884	3,981	28.7	17,596
Loans and advances to central banks and credit institutions	24,038	30,714	(6,676)	(21.7)	10,069
Other (debt securities an equity instruments)	4,123	4,173	(50)	(1.2)	3,944
Available-for-sale financial assets	118,195	118,298	(103)	(0.1)	116,774
Debt securities	112,946	113,656	(710)	(0.6)	111,287
Equity instruments	5,249	4,642	607	13.1	5,487
Loans and receivables	844,804	824,174	20,630	2.5	840,004
Debt securities	12,901	12,487	414	3.3	13,237
Loans and advances to customers	766,072	752,702	13,370	1.8	763,370
Loans and advances to central banks and credit institutions	65,831	58,985	6,846	11.6	63,397
Held-to-maturity investments	14,268	4,566	9,702	212.5	14,468
Investments in subsidaries, joint ventures and associates	5,275	3,350	1,925	57.5	4,836
Tangible assets	22,807	25,465	(2,658)	(10.4)	23,286
Intangible assets	29,645	28,693	952	3.3	29,421
o/w: goodwill	26,939	26,209	730	2.8	26,724
Other assets	53,023	51,788	1,235	2.4	54,086
Total assets	1,351,956	1,324,200	27,756	2.1	1,339,125

Liabilities and shareholders’ equity
Financial liabilities held for trading	99,550	108,567	(9,017)	(8.3)	108,765
Customer deposits	10,649	9,570	1,079	11.3	9,996
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	644	976	(332)	(34.0)	1,395
Derivatives	67,580	78,608	(11,028)	(14.0)	74,369
Other	20,677	19,413	1,264	6.5	23,005
Financial liabilities designated at fair value	56,606	63,404	(6,798)	(10.7)	40,263
Customer deposits	27,495	28,484	(989)	(3.5)	23,345
Debt securities issued	3,373	3,445	(72)	(2.1)	2,791
Deposits by central banks and credit institutions	25,738	31,474	(5,736)	(18.2)	14,127
Other	—	1	(1)	(100.0)	—
Financial liabilities measured at amortized cost	1,048,447	1,012,407	36,040	3.6	1,044,240
Customer deposits	667,642	632,573	35,069	5.5	657,770
Debt securities issued	218,019	218,143	(124)	(0.1)	226,078
Deposits by central banks and credit institutions	137,029	138,323	(1,294)	(0.9)	133,876
Other	25,757	23,368	2,389	10.2	26,516
Liabilities under insurance contracts	635	656	(21)	(3.2)	652
Provisions	14,411	14,292	119	0.8	14,459
Other liabilities	27,438	26,093	1,345	5.2	28,047
Total liabilities	1,247,087	1,225,419	21,668	1.8	1,236,426
Shareholders’ equity	107,706	103,264	4,442	4.3	105,977
Capital stock	7,291	7,217	74	1.0	7,291
Reserves	100,215	94,414	5,801	6.1	94,149
Attributable profit to the Group	1,867	1,633	234	14.3	6,204
Less: dividends	(1,667)	—	(1,667)	—	(1,667)
Accumulated other comprehensive income	(15,122)	(15,949)	827	(5.2)	(15,039)
Minority interests	12,285	11,466	819	7.1	11,761
Total equity	104,869	98,781	6,088	6.2	102,699
Total liabilities and equity	1,351,956	1,324,200	27,756	2.1	1,339,125

Balance sheet

€ million

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Assets
Cash, cash balances at central banks and other demand deposits	67,545	65,368	63,717	76,454	74,804
Financial assets held for trading	151,550	157,497	152,814	148,187	143,109
Debt securities	50,060	45,077	41,233	48,922	46,944
Equity instruments	14,584	14,237	14,764	14,497	16,174
Loans and advances to customers	6,866	8,747	9,390	9,504	11,375
Loans and advances to central banks and credit institutions	3,397	2,161	3,671	3,221	3,449
Derivatives	76,643	87,275	83,756	72,043	65,167
Financial assets designated at fair value	48,771	42,846	45,158	31,609	46,026
Loans and advances to customers	13,884	13,928	15,433	17,596	17,865
Loans and advances to central banks and credit institutions	30,714	24,810	25,645	10,069	24,038
Other (debt securities an equity instruments)	4,173	4,108	4,080	3,944	4,123
Available-for-sale financial assets	118,298	116,385	113,947	116,774	118,195
Debt securities	113,656	111,672	109,241	111,287	112,946
Equity instruments	4,642	4,713	4,706	5,487	5,249
Loans and receivables	824,174	842,878	828,539	840,004	844,804
Debt securities	12,487	13,672	13,396	13,237	12,901
Loans and advances to customers	752,702	760,781	748,467	763,370	766,072
Loans and advances to central banks and credit institutions	58,985	68,425	66,676	63,397	65,831
Held-to-maturity investments	4,566	4,820	12,276	14,468	14,268
Investments in subsidaries, joint ventures and associates	3,350	3,411	3,481	4,836	5,275
Tangible assets	25,465	26,314	25,979	23,286	22,807
Intangible assets	28,693	29,146	28,748	29,421	29,645
o/w: goodwill	26,209	26,541	26,148	26,724	26,939
Other assets	51,788	54,241	54,879	54,086	53,023
Total assets	1,324,200	1,342,906	1,329,538	1,339,125	1,351,956

Liabilities and shareholders’ equity
Financial liabilities held for trading	108,567	118,582	116,249	108,765	99,550
Customer deposits	9,570	8,755	5,943	9,996	10,649
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	976	960	2,393	1,395	644
Derivatives	78,608	87,254	85,407	74,369	67,580
Other	19,413	21,613	22,506	23,005	20,677
Financial liabilities designated at fair value	63,404	48,548	47,149	40,263	56,606
Customer deposits	28,484	25,425	24,465	23,345	27,495
Debt securities issued	3,445	2,995	2,965	2,791	3,373
Deposits by central banks and credit institutions	31,474	20,127	19,718	14,127	25,738
Other	1	1	1	—	—
Financial liabilities measured at amortized cost	1,012,407	1,031,650	1,021,138	1,044,240	1,048,447
Customer deposits	632,573	637,723	637,031	657,770	667,642
Debt securities issued	218,143	227,991	225,709	226,078	218,019
Deposits by central banks and credit institutions	138,323	138,366	134,590	133,876	137,029
Other	23,368	27,570	23,808	26,516	25,757
Liabilities under insurance contracts	656	644	665	652	635
Provisions	14,292	15,174	14,883	14,459	14,411
Other liabilities	26,093	27,962	28,332	28,047	27,438
Total liabilities	1,225,419	1,242,560	1,228,416	1,236,426	1,247,087
Shareholders’ equity	103,264	103,637	105,221	105,977	107,706
Capital stock	7,217	7,217	7,217	7,291	7,291
Reserves	94,414	94,303	94,192	94,149	100,215
Attributable profit to the Group	1,633	2,911	4,606	6,204	1,867
Less: dividends	—	(794)	(794)	(1,667)	(1,667)
Accumulated other comprehensive income	(15,949)	(15,027)	(16,326)	(15,039)	(15,122)
Minority interests	11,466	11,736	12,227	11,761	12,285
Total equity	98,781	100,346	101,122	102,699	104,869
Total liabilities and equity	1,324,200	1,342,906	1,329,538	1,339,125	1,351,956

Customer loans

€ million

			Change
	31.03.17	31.03.16	Amount	%	31.12.16
Commercial bills	22,654	16,777	5,876	35.0	23,894
Secured loans	454,881	462,213	(7,332)	(1.6)	454,563
Other term loans	236,224	222,180	14,044	6.3	232,289
Finance leases	25,703	22,755	2,948	13.0	25,357
Receivable on demand	8,017	8,387	(371)	(4.4)	8,102
Credit cards receivable	21,306	19,222	2,084	10.8	21,363
Impaired assets	31,143	35,442	(4,298)	(12.1)	32,687
Gross customer loans (w/o repos)	799,927	786,976	12,952	1.6	798,254
Repos	18,866	12,631	6,234	49.4	16,609
Gross customer loans	818,793	799,607	19,186	2.4	814,863
Loan-loss allowances	23,481	26,155	(2,673)	(10.2)	24,393
Net customer loans	795,312	773,452	21,859	2.8	790,470

Customer loans

€ million

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Commercial bills	16,777	20,318	19,789	23,894	22,654
Secured loans	462,213	458,218	450,754	454,563	454,881
Other term loans	222,180	228,827	225,974	232,289	236,224
Finance leases	22,755	23,296	24,402	25,357	25,703
Receivable on demand	8,387	9,096	8,098	8,102	8,017
Credit cards receivable	19,222	19,990	19,554	21,363	21,306
Impaired assets	35,442	35,370	33,753	32,687	31,143
Gross customer loans (w/o repos)	786,976	795,116	782,324	798,254	799,927
Repos	12,631	14,054	15,568	16,609	18,866
Gross customer loans	799,607	809,170	797,892	814,863	818,793
Loan-loss allowances	26,155	25,713	24,602	24,393	23,481
Net customer loans	773,452	783,457	773,290	790,470	795,312

Credit risk management *

€ million

			Change
	31.03.17	31.03.16	Amount	%	31.12.16

Non-performing loans	32,158	36,148	(3,990)	(11.0)	33,643
NPL ratio (%)	3.74	4.33	(0.59 p. )		3.93
Loan-loss allowances	24,002	26,756	(2,755)	(10.3)	24,835
For impaired assets	14,636	17,817	(3,181)	(17.9)	15,466
For other assets	9,366	8,940	426	4.8	9,369
Coverage ratio (%)	74.6	74.0	0.6 p.		73.8
Cost of credit (%) **	1.17	1.22	(0.05 p. )		1.18

(*).-	Excluding country-risk
(**).-	12 months net loan-loss provisions / average lending

Note:	NPL ratio: Non-performing loans / computable assets

Credit risk management *

€ million

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Non-performing loans	36,148	36,291	34,646	33,643	32,158
NPL ratio (%)	4.33	4.29	4.15	3.93	3.74
Loan-loss allowances	26,756	26,317	25,171	24,835	24,002
For impaired assets	17,817	17,667	16,724	15,466	14,636
For other assets	8,940	8,650	8,447	9,369	9,366
Coverage ratio (%)	74.0	72.5	72.7	73.8	74.6
Cost of credit (%) **	1.22	1.19	1.19	1.18	1.17

(*).-	Excluding country-risk
(**).-	12 months net loan-loss provisions / average lending

Note:	NPL ratio: Non-performing loans / computable assets

Non-performing loans by quarter

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Balance at beginning of the period	37,094	36,148	36,291	34,646	33,643
Net entries	1,668	2,221	1,763	1,710	1,583
Increase in scope of consolidation	13	664	21	36	18
Exchange rate differences and other	72	869	(44)	315	536
Write-offs	(2,699)	(3,612)	(3,385)	(3,063)	(3,623)
Balance at period-end	36,148	36,291	34,646	33,643	32,158

Customer funds

€ million

			Change
	31.03.17	31.03.16	Amount	%	31.12.16
Demand deposits	478,629	432,268	46,361	10.7	467,261
Time deposits	176,798	198,480	(21,683)	(10.9)	181,089
Mutual funds	155,772	129,899	25,872	19.9	147,416
Customer deposits w/o repos + Mutual funds	811,198	760,648	50,550	6.6	795,766
Pension funds	11,344	11,103	241	2.2	11,298
Managed portfolios	25,208	24,748	461	1.9	23,793
Subtotal	847,750	796,499	51,252	6.4	830,858
Repos	50,359	39,878	10,481	26.3	42,761
Customer funds	898,110	836,377	61,733	7.4	873,618

Customer funds

€ million

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Demand deposits	432,268	441,006	445,045	467,261	478,629
Time deposits	198,480	187,446	183,045	181,089	176,798
Mutual funds	129,899	137,428	141,053	147,416	155,772
Customer deposits w/o repos + Mutual funds	760,648	765,880	769,143	795,766	811,198
Pension funds	11,103	10,979	11,034	11,298	11,344
Managed portfolios	24,748	26,073	26,962	23,793	25,208
Subtotal	796,499	802,932	807,138	830,858	847,750
Repos	39,878	43,451	39,349	42,761	50,359
Customer funds	836,377	846,383	846,488	873,618	898,110

Eligible capital (phase-in)

€ million

			Change
	31.03.17	31.03.16	Amount	%	31.12.16
CET1	72,365	70,694	1,670	2.4	73,709
Basic capital	73,553	70,694	2,859	4.0	73,709
Eligible capital	87,274	81,093	6,181	7.6	86,337
Risk-weighted assets	597,123	571,959	25,163	4.4	588,088
CET1 capital ratio	12.12	12.36	(0.24)		12.53
T1 capital ratio	12.32	12.36	(0.04)		12.53
Total capital ratio	14.62	14.18	0.44		14.68

Eligible capital (fully loaded)

€ million

			Change
	31.03.17	31.03.16	Amount	%	31.12.16
Capital stock and reserves	105,043	101,763	3,281	3.2	101,437
Attributable profit	1,867	1,633	234	14.3	6,204
Dividends	(688)	(609)	(80)	13.1	(2,469)
Other retained earnings	(15,767)	(17,455)	1,689	(9.7)	(16,116)
Minority interests	7,158	6,190	968	15.6	6,784
Goodwill and intangible assets	(28,591)	(27,590)	(1,001)	3.6	(28,405)
Other deductions	(5,343)	(5,184)	(158)	3.0	(5,368)
Core CET1	63,680	58,748	4,932	8.4	62,068
Preferred shares and other eligibles T1	5,745	5,494	251	4.6	5,767
Tier 1	69,424	64,241	5,183	8.1	67,834
Generic funds and eligible T2 instruments	14,771	11,410	3,361	29.5	13,749
Eligible capital	84,195	75,651	8,544	11.3	81,584
Risk-weighted assets	597,123	571,916	25,207	4.4	588,088
CET1 capital ratio	10.66	10.27	0.39		10.55
T1 capital ratio	11.63	11.23	0.40		11.53
Total capital ratio	14.10	13.23	0.87		13.87

Key data by principal segments

	Net operating income				Profit to the Group
	1Q 17	1Q 16	Var (%)	Change (%) w/o FX	1Q 17	1Q 16	Var (%)	Change (%) w/o FX
Income statement (€ million)
Continental Europe	1,694	1,608	5.4	4.9	774	706	9.5	9.0
o/w: Spain	741	706	4.9	4.9	362	307	17.7	17.7
Santander Consumer Finance	616	562	9.6	8.4	314	251	25.1	23.4
Poland	175	166	5.4	4.3	59	64	(7.6)	(8.5)
Portugal	155	183	(15.3)	(15.3)	125	121	3.8	3.8
United Kingdom	709	719	(1.5)	9.9	416	453	(8.1)	2.6
Latin America	3,501	2,404	45.7	24.6	1,050	703	49.3	30.3
o/w: Brazil	2,403	1,434	67.6	30.5	634	359	76.8	37.7
Mexico	505	470	7.3	16.5	163	143	14.3	24.1
Chile	381	321	18.7	7.3	147	122	21.1	9.4
USA	1,042	1,191	(12.5)	(15.4)	95	82	16.3	12.4
Operating areas	6,946	5,922	17.3	10.2	2,335	1,944	20.1	16.4
Corporate Centre	(460)	(349)	31.7	31.7	(468)	(311)	50.3	50.3
Total Group	6,486	5,572	16.4	8.9	1,867	1,633	14.3	10.0

	Gross loans w/o repos				Customer deposits w/o repos + mutual funds
	31.03.17	31.03.16	Var (%)	Change (%) w/o FX	31.03.17	31.03.16	Var (%)	Change (%) w/o FX
Activity (€ million)
Continental Europe	302,922	300,441	0.8	0.6	328,747	315,791	4.1	3.9
o/w: Spain	150,703	156,134	(3.5)	(3.5)	228,917	220,295	3.9	3.9
Santander Consumer Finance	87,006	79,136	9.9	9.5	35,680	33,197	7.5	7.1
Poland	21,903	20,467	7.0	6.2	26,379	24,487	7.7	6.9
Portugal	28,770	30,018	(4.2)	(4.2)	31,297	30,589	2.3	2.3
United Kingdom	242,581	261,770	(7.3)	0.2	213,052	216,318	(1.5)	6.5
Latin America	163,536	136,490	19.8	6.8	197,257	160,927	22.6	9.0
o/w: Brazil	81,184	63,875	27.1	4.3	104,309	80,383	29.8	6.5
Mexico	29,996	28,760	4.3	6.6	39,155	37,245	5.1	7.4
Chile	39,259	34,320	14.4	6.5	34,262	29,702	15.4	7.4
USA	85,906	84,897	1.2	(5.0)	71,818	65,983	8.8	2.2
Operating areas	794,945	783,599	1.4	1.0	810,874	759,018	6.8	5.6
Total Group	799,927	787,033	1.6	1.2	811,198	760,647	6.6	5.5

Key data by principal segments

	RoTE (%)		Efficiency ratio
	1Q 17	1Q 16	1Q 17	1Q 16
Profitability and efficiency (%)
Continental Europe	10.60	9.01	49.9	51.8
o/w: Spain	12.67	10.55	51.8	54.2
Santander Consumer Finance	17.10	12.83	44.9	46.2
Poland	9.68	10.71	45.5	46.6
Portugal	15.30	17.21	47.2	45.7
United Kingdom	11.27	10.15	50.5	52.4
Latin America	17.40	14.31	38.4	41.9
o/w: Brazil	16.52	13.50	35.4	39.8
Mexico	18.75	12.95	38.8	40.7
Chile	17.07	16.43	40.9	42.3
USA	2.81	2.70	44.6	39.5
Operating areas	11.43	9.60	43.8	45.9
Total Group	12.13	11.13	46.1	48.1

	NPL ratio		Coverage ratio		Cost of credit
	31.03.17	31.03.16	31.03.17	31.03.16	31.03.17	31.03.16
Credit quality (%)
Continental Europe	5.62	7.08	60.6	65.4	0.38	0.60
o/w: Spain	5.22	6.36	49.1	50.2	0.33	0.54
Santander Consumer Finance	2.62	3.28	108.9	111.9	0.39	0.64
Poland	5.20	5.93	61.2	67.0	0.66	0.82
Portugal	8.47	8.55	61.7	87.7	0.07	0.28
United Kingdom	1.31	1.49	33.8	36.5	0.03	0.01
Latin America	4.50	4.88	90.5	79.7	3.36	3.39
o/w: Brazil	5.36	5.93	98.1	83.7	4.84	4.63
Mexico	2.77	3.06	104.8	97.5	2.94	2.95
Chile	4.93	5.45	58.9	54.6	1.42	1.58
USA	2.43	2.19	202.4	221.1	3.63	3.85
Operating areas	3.77	4.36	74.6	73.3	1.18	1.24
Total Group	3.74	4.33	74.6	74.0	1.17	1.22

	Employees		Branches
	31.03.17	31.03.16	31.03.17	31.03.16
Operating means
Continental Europe	56,910	58,090	4,719	5,487
o/w: Spain	22,900	24,204	2,881	3,433
Santander Consumer Finance	14,862	14,675	568	584
Poland	11,909	11,387	631	700
Portugal	6,232	6,579	627	752
United Kingdom	25,954	26,084	845	854
Latin America	85,919	90,142	5,789	5,848
o/w: Brazil	46,420	49,604	3,420	3,439
Mexico	17,580	17,869	1,389	1,386
Chile	11,858	12,468	416	471
USA	17,679	18,229	764	773
Operating areas	186,462	192,545	12,117	12,962
Corporate Centre	1,720	1,974
Total Group	188,182	194,519	12,117	12,962

Operating areas

€ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	8,596	7,792	803	10.3
Net fee income	2,848	2,402	446	18.6
Gains (losses) on financial transactions	692	537	155	28.9
Other operating income	234	223	11	5.1
Gross income	12,370	10,953	1,416	12.9
Operating expenses	(5,424)	(5,032)	(392)	7.8
General administrative expenses	(4,941)	(4,620)	(322)	7.0
Personnel	(2,694)	(2,480)	(213)	8.6
Other general administrative expenses	(2,247)	(2,139)	(108)	5.1
Depreciation and amortisation	(483)	(412)	(71)	17.1
Net operating income	6,946	5,922	1,024	17.3
Net loan-loss provisions	(2,394)	(2,409)	15	(0.6)
Other income	(744)	(428)	(316)	73.9
Underlying profit before taxes	3,808	3,085	723	23.4
Tax on profit	(1,151)	(846)	(305)	36.1
Underlying profit from continuing operations	2,657	2,239	418	18.7
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	2,657	2,239	418	18.7
Minority interests	322	295	27	9.3
Underlying attributable profit to the Group	2,335	1,944	391	20.1
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	2,335	1,944	391	20.1

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	790,347	769,988	20,359	2.6
Cash, central banks and credit institutions	215,037	203,032	12,005	5.9
Debt securities	189,826	181,154	8,672	4.8
o/w: available for sale	112,955	112,059	896	0.8
Other financial assets	84,443	94,254	(9,811)	(10.4)
Other assets	68,698	68,326	372	0.5
Total assets	1,348,350	1,316,754	31,597	2.4
Customer deposits	705,513	668,997	36,516	5.5
Central banks and credit institutions	213,283	216,704	(3,421)	(1.6)
Debt securities issued	190,653	189,130	1,522	0.8
Other financial liabilities	111,836	118,357	(6,522)	(5.5)
Other liabilities	30,185	27,629	2,556	9.3
Total liabilities	1,251,469	1,220,818	30,651	2.5
Total equity	96,881	95,936	945	1.0
Other managed and marketed customer funds	192,272	165,750	26,522	16.0
Mutual funds	155,719	129,899	25,820	19.9
Pension funds	11,344	11,103	241	2.2
Managed portfolios	25,208	24,748	461	1.9
Pro memoria:
Gross customer loans w/o repos	794,945	783,599	11,345	1.4
Funds (customer deposits w/o repos + mutual funds)	810,874	759,018	51,855	6.8
Ratios (%) and other data
RoTE	11.43	9.60	1.83 p.
Efficiency ratio (with amortisations)	43.8	45.9	(2.09 p. )
NPL ratio	3.77	4.36	(0.59 p. )
Coverage ratio	74.6	73.3	1.30 p.
Number of employees	186,462	192,545	(6,083)	(3.2)
Number of branches	12,117	12,962	(845)	(6.5)

Operating areas

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	7,792	7,757	7,993	8,286	8,596
Net fee income	2,402	2,554	2,604	2,651	2,848
Gains (losses) on financial transactions	537	432	537	459	692
Other operating income	223	255	263	173	234
Gross income	10,953	10,999	11,397	11,570	12,370
Operating expenses	(5,032)	(5,106)	(5,145)	(5,354)	(5,424)
General administrative expenses	(4,620)	(4,672)	(4,710)	(4,886)	(4,941)
Personnel	(2,480)	(2,525)	(2,549)	(2,642)	(2,694)
Other general administrative expenses	(2,139)	(2,147)	(2,161)	(2,244)	(2,247)
Depreciation and amortisation	(412)	(434)	(435)	(468)	(483)
Net operating income	5,922	5,893	6,251	6,216	6,946
Net loan-loss provisions	(2,409)	(2,201)	(2,504)	(2,406)	(2,394)
Other income	(428)	(489)	(333)	(635)	(744)
Underlying profit before taxes	3,085	3,203	3,415	3,175	3,808
Tax on profit	(846)	(921)	(965)	(805)	(1,151)
Underlying profit from continuing operations	2,239	2,282	2,450	2,370	2,657
Net profit from discontinued operations	—	0	(0)	—	—
Underlying consolidated profit	2,239	2,282	2,450	2,370	2,657
Minority interests	295	338	343	305	322
Underlying attributable profit to the Group	1,944	1,944	2,107	2,065	2,335
Net capital gains and provisions	—	(62)	—	(169)	—
Attributable profit to the Group	1,944	1,882	2,107	1,896	2,335

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Customer loans	769,988	778,760	768,799	786,040	790,347
Cash, central banks and credit institutions	203,032	202,088	202,697	198,246	215,037
Debt securities	181,154	175,570	178,443	189,938	189,826
o/w: available for sale	112,059	110,255	109,216	111,335	112,955
Other financial assets	94,254	104,697	101,564	89,770	84,443
Other assets	68,326	70,924	71,527	69,258	68,698
Total assets	1,316,754	1,332,039	1,323,029	1,333,252	1,348,350
Customer deposits	668,997	670,842	666,187	690,254	705,513
Central banks and credit institutions	216,704	208,525	205,998	196,591	213,283
Debt securities issued	189,130	195,693	195,108	197,947	190,653
Other financial liabilities	118,357	132,652	129,270	121,257	111,836
Other liabilities	27,629	28,972	29,782	30,734	30,185
Total liabilities	1,220,818	1,236,684	1,226,345	1,236,783	1,251,469
Total equity	95,936	95,355	96,684	96,469	96,881
Other managed and marketed customer funds	165,750	174,480	179,049	182,497	192,272
Mutual funds	129,899	137,428	141,053	147,406	155,719
Pension funds	11,103	10,979	11,034	11,298	11,344
Managed portfolios	24,748	26,073	26,962	23,793	25,208
Pro memoria:
Gross customer loans w/o repos	783,599	790,639	778,265	793,847	794,945
Funds (customer deposits w/o repos + mutual funds)	759,018	764,819	767,891	794,899	810,874
Other information
NPL ratio	4.36	4.32	4.19	3.95	3.77
Coverage ratio	73.3	72.0	72.8	73.5	74.6
Cost of credit	1.24	1.20	1.20	1.19	1.18

Operating areas

Constant € million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	8,596	8,248	348	4.2
Net fee income	2,848	2,541	307	12.1
Gains (losses) on financial transactions	692	533	159	29.8
Other operating income	234	229	5	2.1
Gross income	12,370	11,551	819	7.1
Operating expenses	(5,424)	(5,251)	(173)	3.3
General administrative expenses	(4,941)	(4,818)	(123)	2.6
Personnel	(2,694)	(2,595)	(99)	3.8
Other general administrative expenses	(2,247)	(2,223)	(24)	1.1
Depreciation and amortisation	(483)	(432)	(50)	11.6
Net operating income	6,946	6,301	645	10.2
Net loan-loss provisions	(2,394)	(2,641)	247	(9.3)
Other income	(744)	(474)	(270)	56.8
Underlying profit before taxes	3,808	3,185	622	19.5
Tax on profit	(1,151)	(869)	(282)	32.5
Underlying profit from continuing operations	2,657	2,316	340	14.7
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	2,657	2,316	340	14.7
Minority interests	322	310	12	3.8
Underlying attributable profit to the Group	2,335	2,006	329	16.4
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	2,335	2,006	329	16.4

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	790,347	771,706	18,641	2.4
Cash, central banks and credit institutions	215,037	209,503	5,534	2.6
Debt securities	189,826	188,424	1,402	0.7
o/w: available for sale	112,955	116,107	(3,152)	(2.7)
Other financial assets	84,443	93,322	(8,879)	(9.5)
Other assets	68,698	71,170	(2,472)	(3.5)
Total assets	1,348,350	1,334,125	14,226	1.1
Customer deposits	705,513	672,320	33,193	4.9
Central banks and credit institutions	213,283	223,354	(10,071)	(4.5)
Debt securities issued	190,653	191,173	(521)	(0.3)
Other financial liabilities	111,836	119,491	(7,655)	(6.4)
Other liabilities	30,185	28,835	1,350	4.7
Total liabilities	1,251,469	1,235,174	16,295	1.3
Total equity	96,881	98,951	(2,070)	(2.1)
Other managed and marketed customer funds	192,272	177,252	15,020	8.5
Mutual funds	155,719	139,830	15,889	11.4
Pension funds	11,344	11,103	241	2.2
Managed portfolios	25,208	26,319	(1,110)	(4.2)
Pro memoria:
Gross customer loans w/o repos	794,945	786,866	8,078	1.0
Funds (customer deposits w/o repos + mutual funds)	810,874	767,557	43,317	5.6

Operating areas

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	8,248	8,117	8,247	8,472	8,596
Net fee income	2,541	2,682	2,683	2,724	2,848
Gains (losses) on financial transactions	533	449	561	451	692
Other operating income	229	266	267	180	234
Gross income	11,551	11,514	11,759	11,826	12,370
Operating expenses	(5,251)	(5,289)	(5,289)	(5,473)	(5,424)
General administrative expenses	(4,818)	(4,838)	(4,839)	(4,994)	(4,941)
Personnel	(2,595)	(2,623)	(2,624)	(2,701)	(2,694)
Other general administrative expenses	(2,223)	(2,215)	(2,215)	(2,294)	(2,247)
Depreciation and amortisation	(432)	(451)	(449)	(479)	(483)
Net operating income	6,301	6,225	6,470	6,353	6,946
Net loan-loss provisions	(2,641)	(2,380)	(2,632)	(2,487)	(2,394)
Other income	(474)	(519)	(333)	(648)	(744)
Underlying profit before taxes	3,185	3,326	3,505	3,218	3,808
Tax on profit	(869)	(962)	(993)	(808)	(1,151)
Underlying profit from continuing operations	2,316	2,364	2,513	2,409	2,657
Net profit from discontinued operations	—	0	(0)	—	—
Underlying consolidated profit	2,316	2,364	2,513	2,409	2,657
Minority interests	310	355	353	310	322
Underlying attributable profit to the Group	2,006	2,008	2,160	2,099	2,335
Net capital gains and provisions	—	(72)	3	(161)	—
Attributable profit to the Group	2,006	1,936	2,163	1,938	2,335

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	771,706	781,418	783,379	789,406	790,347
Cash, central banks and credit institutions	209,503	205,234	208,173	199,936	215,037
Debt securities	188,424	178,918	183,243	191,857	189,826
o/w: available for sale	116,107	112,279	112,028	112,245	112,955
Other financial assets	93,322	104,543	103,088	90,554	84,443
Other assets	71,170	72,040	73,471	69,538	68,698
Total assets	1,334,125	1,342,153	1,351,355	1,341,291	1,348,350
Customer deposits	672,320	673,915	679,183	694,198	705,513
Central banks and credit institutions	223,354	211,305	210,074	197,664	213,283
Debt securities issued	191,173	196,751	199,485	198,561	190,653
Other financial liabilities	119,491	133,506	132,316	122,745	111,836
Other liabilities	28,835	29,550	30,781	31,005	30,185
Total liabilities	1,235,174	1,245,026	1,251,840	1,244,172	1,251,469
Total equity	98,951	97,127	99,514	97,119	96,881
Other managed and marketed customer funds	177,252	179,257	185,439	184,145	192,272
Mutual funds	139,830	141,397	146,503	149,139	155,719
Pension funds	11,103	10,979	11,034	11,298	11,344
Managed portfolios	26,319	26,881	27,903	23,708	25,208
Pro memoria:
Gross customer loans w/o repos	786,866	794,113	793,402	797,325	794,945
Funds (customer deposits w/o repos + mutual funds)	767,557	770,252	784,063	799,909	810,874

Continental Europe

€ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	2,063	2,046	17	0.8
Net fee income	920	878	43	4.9
Gains (losses) on financial transactions	297	307	(10)	(3.1)
Other operating income	98	103	(5)	(4.9)
Gross income	3,379	3,333	45	1.4
Operating expenses	(1,685)	(1,726)	41	(2.4)
General administrative expenses	(1,567)	(1,615)	48	(3.0)
Personnel	(813)	(825)	12	(1.5)
Other general administrative expenses	(754)	(789)	36	(4.5)
Depreciation and amortisation	(118)	(111)	(7)	6.2
Net operating income	1,694	1,608	86	5.4
Net loan-loss provisions	(262)	(437)	174	(40.0)
Other income	(247)	(114)	(132)	115.8
Underlying profit before taxes	1,185	1,057	128	12.2
Tax on profit	(334)	(281)	(53)	18.7
Underlying profit from continuing operations	851	776	76	9.8
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	851	776	76	9.8
Minority interests	78	69	9	12.5
Underlying attributable profit to the Group	774	706	67	9.5
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	774	706	67	9.5

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	298,441	289,694	8,747	3.0
Cash, central banks and credit institutions	91,471	90,914	557	0.6
Debt securities	78,778	85,416	(6,638)	(7.8)
o/w: available for sale	54,197	56,361	(2,164)	(3.8)
Other financial assets	37,617	49,021	(11,403)	(23.3)
Other assets	24,211	28,463	(4,252)	(14.9)
Total assets	530,518	543,507	(12,989)	(2.4)
Customer deposits	273,480	266,841	6,640	2.5
Central banks and credit institutions	121,278	127,576	(6,298)	(4.9)
Debt securities issued	50,929	50,784	145	0.3
Other financial liabilities	42,788	54,493	(11,704)	(21.5)
Other liabilities	8,898	8,065	832	10.3
Total liabilities	497,373	507,759	(10,386)	(2.0)
Total equity	33,145	35,748	(2,603)	(7.3)
Other managed and marketed customer funds	77,372	70,481	6,890	9.8
Mutual funds	57,159	51,151	6,007	11.7
Pension funds	11,344	11,103	241	2.2
Managed portfolios	8,869	8,227	642	7.8
Pro memoria:
Gross customer loans w/o repos	302,922	300,441	2,481	0.8
Funds (customer deposits w/o repos + mutual funds)	328,747	315,791	12,955	4.1
Ratios (%) and other data
RoTE	10.60	9.01	1.59 p.
Efficiency ratio (with amortisations)	49.9	51.8	(1.91 p. )
NPL ratio	5.62	7.08	(1.46 p. )
Coverage ratio	60.6	65.4	(4.80 p. )
Number of employees	56,910	58,090	(1,180)	(2.0)
Number of branches	4,719	5,487	(768)	(14.0)

Continental Europe

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	2,046	2,019	2,038	2,057	2,063
Net fee income	878	883	895	842	920
Gains (losses) on financial transactions	307	108	166	237	297
Other operating income	103	93	128	7	98
Gross income	3,333	3,103	3,227	3,143	3,379
Operating expenses	(1,726)	(1,710)	(1,685)	(1,659)	(1,685)
General administrative expenses	(1,615)	(1,605)	(1,578)	(1,545)	(1,567)
Personnel	(825)	(829)	(806)	(796)	(813)
Other general administrative expenses	(789)	(775)	(772)	(748)	(754)
Depreciation and amortisation	(111)	(106)	(107)	(115)	(118)
Net operating income	1,608	1,393	1,542	1,483	1,694
Net loan-loss provisions	(437)	(280)	(354)	(271)	(262)
Other income	(114)	(188)	(112)	(256)	(247)
Underlying profit before taxes	1,057	925	1,075	955	1,185
Tax on profit	(281)	(253)	(292)	(258)	(334)
Underlying profit from continuing operations	776	672	783	698	851
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	776	672	783	698	851
Minority interests	69	80	98	83	78
Underlying attributable profit to the Group	706	592	685	615	774
Net capital gains and provisions	—	(169)	—	—	—
Attributable profit to the Group	706	423	685	615	774

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	289,694	293,891	294,084	297,214	298,441
Cash, central banks and credit institutions	90,914	83,095	88,491	77,232	91,471
Debt securities	85,416	78,657	83,313	80,639	78,778
o/w: available for sale	56,361	53,129	54,353	54,474	54,197
Other financial assets	49,021	51,283	51,800	40,689	37,617
Other assets	28,463	28,129	27,573	24,360	24,211
Total assets	543,507	535,055	545,261	520,134	530,518
Customer deposits	266,841	264,410	268,800	269,934	273,480
Central banks and credit institutions	127,576	118,521	121,783	105,152	121,278
Debt securities issued	50,784	52,056	53,038	53,064	50,929
Other financial liabilities	54,493	57,090	57,538	49,042	42,788
Other liabilities	8,065	8,066	8,295	9,452	8,898
Total liabilities	507,759	500,143	509,454	486,644	497,373
Total equity	35,748	34,912	35,807	33,490	33,145
Other managed and marketed customer funds	70,481	70,180	71,681	73,624	77,372
Mutual funds	51,151	51,444	52,778	54,010	57,159
Pension funds	11,103	10,979	11,034	11,298	11,344
Managed portfolios	8,227	7,757	7,869	8,316	8,869
Pro memoria:
Gross customer loans w/o repos	300,441	303,425	301,781	302,564	302,922
Funds (customer deposits w/o repos + mutual funds)	315,791	312,850	319,232	322,606	328,747
Other information
NPL ratio	7.08	6.84	6.43	5.92	5.62
Coverage ratio	65.4	61.3	61.3	60.0	60.6
Cost of credit	0.60	0.51	0.46	0.44	0.38

Continental Europe

Constant € million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	2,063	2,058	6	0.3
Net fee income	920	880	41	4.6
Gains (losses) on financial transactions	297	307	(10)	(3.3)
Other operating income	98	102	(4)	(4.3)
Gross income	3,379	3,347	32	1.0
Operating expenses	(1,685)	(1,733)	48	(2.8)
General administrative expenses	(1,567)	(1,621)	54	(3.3)
Personnel	(813)	(829)	16	(1.9)
Other general administrative expenses	(754)	(792)	39	(4.9)
Depreciation and amortisation	(118)	(112)	(6)	5.6
Net operating income	1,694	1,614	80	4.9
Net loan-loss provisions	(262)	(437)	175	(40.1)
Other income	(247)	(115)	(132)	115.1
Underlying profit before taxes	1,185	1,062	123	11.6
Tax on profit	(334)	(283)	(51)	18.1
Underlying profit from continuing operations	851	779	72	9.2
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	851	779	72	9.2
Minority interests	78	69	8	12.0
Underlying attributable profit to the Group	774	710	64	9.0
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	774	710	64	9.0

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	298,441	290,446	7,995	2.8
Cash, central banks and credit institutions	91,471	91,256	216	0.2
Debt securities	78,778	85,580	(6,802)	(7.9)
o/w: available for sale	54,197	56,520	(2,323)	(4.1)
Other financial assets	37,617	49,034	(11,416)	(23.3)
Other assets	24,211	28,578	(4,367)	(15.3)
Total assets	530,518	544,893	(14,375)	(2.6)
Customer deposits	273,480	267,278	6,203	2.3
Central banks and credit institutions	121,278	128,192	(6,914)	(5.4)
Debt securities issued	50,929	50,901	28	0.1
Other financial liabilities	42,788	54,507	(11,718)	(21.5)
Other liabilities	8,898	8,081	817	10.1
Total liabilities	497,373	508,958	(11,585)	(2.3)
Total equity	33,145	35,935	(2,789)	(7.8)
Other managed and marketed customer funds	77,372	70,557	6,814	9.7
Mutual funds	57,159	51,179	5,980	11.7
Pension funds	11,344	11,103	241	2.2
Managed portfolios	8,869	8,275	594	7.2
Pro memoria:
Gross customer loans w/o repos	302,922	301,211	1,711	0.6
Funds (customer deposits w/o repos + mutual funds)	328,747	316,256	12,491	3.9

Continental Europe

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	2,058	2,030	2,046	2,062	2,063
Net fee income	880	886	897	843	920
Gains (losses) on financial transactions	307	109	166	238	297
Other operating income	102	93	128	7	98
Gross income	3,347	3,117	3,236	3,150	3,379
Operating expenses	(1,733)	(1,716)	(1,690)	(1,663)	(1,685)
General administrative expenses	(1,621)	(1,610)	(1,583)	(1,548)	(1,567)
Personnel	(829)	(832)	(809)	(798)	(813)
Other general administrative expenses	(792)	(778)	(774)	(750)	(754)
Depreciation and amortisation	(112)	(106)	(107)	(115)	(118)
Net operating income	1,614	1,401	1,546	1,487	1,694
Net loan-loss provisions	(437)	(282)	(355)	(272)	(262)
Other income	(115)	(188)	(112)	(257)	(247)
Underlying profit before taxes	1,062	931	1,079	958	1,185
Tax on profit	(283)	(254)	(293)	(258)	(334)
Underlying profit from continuing operations	779	677	786	700	851
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	779	677	786	700	851
Minority interests	69	80	98	83	78
Underlying attributable profit to the Group	710	597	688	617	774
Net capital gains and provisions	—	(169)	0	0	—
Attributable profit to the Group	710	428	688	617	774

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	290,446	295,328	294,559	298,048	298,441
Cash, central banks and credit institutions	91,256	83,362	88,673	77,278	91,471
Debt securities	85,580	79,002	83,476	80,926	78,778
o/w: available for sale	56,520	53,431	54,502	54,739	54,197
Other financial assets	49,034	51,319	51,817	40,708	37,617
Other assets	28,578	28,243	27,654	24,385	24,211
Total assets	544,893	537,253	546,179	521,345	530,518
Customer deposits	267,278	265,695	269,334	270,924	273,480
Central banks and credit institutions	128,192	118,920	122,047	105,117	121,278
Debt securities issued	50,901	52,160	52,988	53,083	50,929
Other financial liabilities	54,507	57,127	57,556	49,063	42,788
Other liabilities	8,081	8,127	8,317	9,494	8,898
Total liabilities	508,958	502,029	510,241	487,681	497,373
Total equity	35,935	35,225	35,938	33,665	33,145
Other managed and marketed customer funds	70,557	70,366	71,787	73,750	77,372
Mutual funds	51,179	51,598	52,852	54,145	57,159
Pension funds	11,103	10,979	11,034	11,298	11,344
Managed portfolios	8,275	7,790	7,901	8,307	8,869
Pro memoria:
Gross customer loans w/o repos	301,211	304,926	302,280	303,443	302,922
Funds (customer deposits w/o repos + mutual funds)	316,256	314,288	319,840	323,731	328,747

Spain

€ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	747	819	(73)	(8.9)
Net fee income	459	424	35	8.3
Gains (losses) on financial transactions	230	224	6	2.7
Other operating income	103	75	27	36.4
Gross income	1,539	1,543	(4)	(0.3)
Operating expenses	(798)	(837)	39	(4.6)
General administrative expenses	(752)	(801)	49	(6.1)
Personnel	(399)	(415)	15	(3.7)
Other general administrative expenses	(352)	(386)	34	(8.7)
Depreciation and amortisation	(46)	(36)	(10)	29.2
Net operating income	741	706	35	4.9
Net loan-loss provisions	(163)	(231)	68	(29.4)
Other income	(64)	(37)	(27)	72.7
Underlying profit before taxes	514	438	75	17.2
Tax on profit	(146)	(126)	(20)	16.0
Underlying profit from continuing operations	367	312	55	17.7
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	367	312	55	17.7
Minority interests	6	5	1	13.8
Underlying attributable profit to the Group	362	307	55	17.7
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	362	307	55	17.7

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	153,060	154,848	(1,788)	(1.2)
Cash, central banks and credit institutions	64,609	63,966	643	1.0
Debt securities	57,207	61,853	(4,646)	(7.5)
o/w: available for sale	39,551	40,028	(478)	(1.2)
Other financial assets	34,822	46,176	(11,354)	(24.6)
Other assets	8,889	7,970	919	11.5
Total assets	318,588	334,813	(16,225)	(4.8)
Customer deposits	178,633	176,049	2,584	1.5
Central banks and credit institutions	66,905	69,432	(2,527)	(3.6)
Debt securities issued	17,702	23,103	(5,401)	(23.4)
Other financial liabilities	40,838	52,706	(11,868)	(22.5)
Other liabilities	3,457	2,336	1,121	48.0
Total liabilities	307,535	323,626	(16,092)	(5.0)
Total equity	11,054	11,187	(133)	(1.2)
Other managed and marketed customer funds	70,076	63,236	6,840	10.8
Mutual funds	52,176	46,447	5,730	12.3
Pension funds	10,396	10,194	201	2.0
Managed portfolios	7,504	6,594	910	13.8
Pro memoria:
Gross customer loans w/o repos	150,703	156,134	(5,430)	(3.5)
Funds (customer deposits w/o repos + mutual funds)	228,917	220,295	8,621	3.9
Ratios (%) and other data
RoTE	12.67	10.55	2.12 p.
Efficiency ratio (with amortisations)	51.8	54.2	(2.37 p. )
NPL ratio	5.22	6.36	(1.14 p. )
Coverage ratio	49.1	50.2	(1.10 p. )
Number of employees	22,900	24,204	(1,304)	(5.4)
Number of branches	2,881	3,433	(552)	(16.1)

Spain

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	819	783	728	747	747
Net fee income	424	449	456	451	459
Gains (losses) on financial transactions	224	65	149	157	230
Other operating income	75	46	64	(30)	103
Gross income	1,543	1,343	1,398	1,324	1,539
Operating expenses	(837)	(834)	(824)	(802)	(798)
General administrative expenses	(801)	(799)	(791)	(766)	(752)
Personnel	(415)	(410)	(401)	(408)	(399)
Other general administrative expenses	(386)	(389)	(390)	(358)	(352)
Depreciation and amortisation	(36)	(35)	(33)	(36)	(46)
Net operating income	706	509	574	522	741
Net loan-loss provisions	(231)	(129)	(140)	(85)	(163)
Other income	(37)	(82)	(51)	(97)	(64)
Underlying profit before taxes	438	298	382	340	514
Tax on profit	(126)	(85)	(108)	(97)	(146)
Underlying profit from continuing operations	312	213	274	243	367
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	312	213	274	243	367
Minority interests	5	5	5	6	6
Underlying attributable profit to the Group	307	208	270	237	362
Net capital gains and provisions*	—	(216)	—	—	—
Attributable profit to the Group	307	(8)	270	237	362

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	154,848	156,467	153,370	152,850	153,060
Cash, central banks and credit institutions	63,966	56,843	63,234	54,207	64,609
Debt securities	61,853	56,509	60,485	58,084	57,207
o/w: available for sale	40,028	38,174	38,564	38,727	39,551
Other financial assets	46,176	48,144	48,769	37,741	34,822
Other assets	7,970	7,854	7,498	9,473	8,889
Total assets	334,813	325,816	333,355	312,354	318,588
Customer deposits	176,049	174,784	176,272	176,779	178,633
Central banks and credit institutions	69,432	61,363	66,985	52,071	66,905
Debt securities issued	23,103	20,994	20,340	20,863	17,702
Other financial liabilities	52,706	55,133	55,525	46,951	40,838
Other liabilities	2,336	2,208	2,347	4,186	3,457
Total liabilities	323,626	314,482	321,468	300,850	307,535
Total equity	11,187	11,333	11,887	11,504	11,054
Other managed and marketed customer funds	63,236	63,529	64,894	66,649	70,076
Mutual funds	46,447	46,907	48,076	49,357	52,176
Pension funds	10,194	10,079	10,128	10,359	10,396
Managed portfolios	6,594	6,543	6,690	6,932	7,504
Pro memoria:
Gross customer loans w/o repos	156,134	157,337	152,944	150,960	150,703
Funds (customer deposits w/o repos + mutual funds)	220,295	218,687	222,002	224,798	228,917
Other information
NPL ratio	6.36	6.06	5.82	5.41	5.22
Coverage ratio	50.2	47.6	47.6	48.3	49.1
Cost of credit	0.54	0.45	0.41	0.37	0.33

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Santander Consumer Finance

€ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	889	811	79	9.7
Net fee income	232	230	1	0.6
Gains (losses) on financial transactions	(2)	(1)	(1)	56.0
Other operating income	(1)	6	(6)	—
Gross income	1,118	1,045	73	7.0
Operating expenses	(502)	(483)	(19)	3.9
General administrative expenses	(458)	(435)	(23)	5.3
Personnel	(210)	(201)	(9)	4.3
Other general administrative expenses	(248)	(234)	(15)	6.3
Depreciation and amortisation	(44)	(48)	4	(8.7)
Net operating income	616	562	54	9.6
Net loan-loss provisions	(61)	(114)	53	(46.6)
Other income	(37)	(39)	1	(3.3)
Underlying profit before taxes	518	410	108	26.5
Tax on profit	(148)	(117)	(31)	26.6
Underlying profit from continuing operations	370	293	77	26.4
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	370	293	77	26.4
Minority interests	56	42	14	34.4
Underlying attributable profit to the Group	314	251	63	25.1
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	314	251	63	25.1

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	84,523	76,235	8,288	10.9
Cash, central banks and credit institutions	6,543	5,876	668	11.4
Debt securities	3,780	3,593	187	5.2
o/w: available for sale	3,778	3,591	187	5.2
Other financial assets	33	67	(34)	(51.2)
Other assets	3,426	3,476	(49)	(1.4)
Total assets	98,305	89,247	9,058	10.1
Customer deposits	35,679	33,195	2,484	7.5
Central banks and credit institutions	20,511	20,707	(197)	(0.9)
Debt securities issued	28,991	22,433	6,558	29.2
Other financial liabilities	828	601	226	37.6
Other liabilities	3,395	3,162	233	7.4
Total liabilities	89,403	80,099	9,304	11.6
Total equity	8,902	9,148	(246)	(2.7)
Other managed and marketed customer funds	7	7	0	1.6
Mutual funds	2	2	(0)	(10.0)
Pension funds	6	5	0	5.2
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	87,006	79,136	7,870	9.9
Funds (customer deposits w/o repos + mutual funds)	35,680	33,197	2,483	7.5
Ratios (%) and other data
RoTE	17.10	12.83	4.26 p.
Efficiency ratio (with amortisations)	44.9	46.2	(1.31 p. )
NPL ratio	2.62	3.28	(0.66 p. )
Coverage ratio	108.9	111.9	(3.00 p. )
Number of employees	14,862	14,675	187	1.3
Number of branches	568	584	(16)	(2.7)

Santander Consumer Finance

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	811	833	880	867	889
Net fee income	230	228	219	184	232
Gains (losses) on financial transactions	(1)	(5)	(6)	(2)	(2)
Other operating income	6	(6)	13	10	(1)
Gross income	1,045	1,051	1,106	1,060	1,118
Operating expenses	(483)	(468)	(467)	(486)	(502)
General administrative expenses	(435)	(425)	(422)	(437)	(458)
Personnel	(201)	(201)	(201)	(206)	(210)
Other general administrative expenses	(234)	(225)	(220)	(231)	(248)
Depreciation and amortisation	(48)	(43)	(45)	(49)	(44)
Net operating income	562	583	639	574	616
Net loan-loss provisions	(114)	(70)	(116)	(87)	(61)
Other income	(39)	(41)	(36)	(52)	(37)
Underlying profit before taxes	410	472	487	434	518
Tax on profit	(117)	(147)	(142)	(115)	(148)
Underlying profit from continuing operations	293	324	346	319	370
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	293	324	346	319	370
Minority interests	42	43	55	50	56
Underlying attributable profit to the Group	251	282	291	269	314
Net capital gains and provisions*	—	25	—	—	—
Attributable profit to the Group	251	307	291	269	314

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	76,235	79,592	82,525	85,180	84,523
Cash, central banks and credit institutions	5,876	6,086	6,508	7,144	6,543
Debt securities	3,593	3,615	4,021	3,927	3,780
o/w: available for sale	3,591	3,508	3,915	3,823	3,778
Other financial assets	67	47	47	38	33
Other assets	3,476	3,645	3,530	3,333	3,426
Total assets	89,247	92,985	96,632	99,622	98,305
Customer deposits	33,195	32,981	34,339	35,050	35,679
Central banks and credit institutions	20,707	22,287	21,882	23,373	20,511
Debt securities issued	22,433	25,399	27,275	27,892	28,991
Other financial liabilities	601	795	820	870	828
Other liabilities	3,162	3,294	3,505	3,280	3,395
Total liabilities	80,099	84,756	87,821	90,466	89,403
Total equity	9,148	8,229	8,811	9,156	8,902
Other managed and marketed customer funds	7	7	7	7	7
Mutual funds	2	2	2	2	2
Pension funds	5	5	6	6	6
Managed portfolios	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	79,136	82,272	85,215	87,742	87,006
Funds (customer deposits w/o repos + mutual funds)	33,197	32,983	34,340	35,052	35,680
Other information
NPL ratio	3.28	2.95	2.86	2.68	2.62
Coverage ratio	111.9	110.6	110.7	109.1	108.9
Cost of credit	0.64	0.55	0.49	0.47	0.39
(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe.

Santander Consumer Finance

Constant € million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	889	821	69	8.4
Net fee income	232	231	1	0.2
Gains (losses) on financial transactions	(2)	(1)	(1)	75.8
Other operating income	(1)	6	(6)	—
Gross income	1,118	1,056	62	5.9
Operating expenses	(502)	(488)	(15)	3.0
General administrative expenses	(458)	(439)	(19)	4.4
Personnel	(210)	(203)	(7)	3.3
Other general administrative expenses	(248)	(236)	(13)	5.4
Depreciation and amortisation	(44)	(49)	5	(9.6)
Net operating income	616	569	48	8.4
Net loan-loss provisions	(61)	(116)	55	(47.3)
Other income	(37)	(39)	1	(3.5)
Underlying profit before taxes	518	414	104	25.0
Tax on profit	(148)	(118)	(30)	25.2
Underlying profit from continuing operations	370	296	74	24.9
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	370	296	74	24.9
Minority interests	56	42	14	34.2
Underlying attributable profit to the Group	314	255	60	23.4
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	314	255	60	23.4

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	84,523	76,544	7,980	10.4
Cash, central banks and credit institutions	6,543	5,909	635	10.7
Debt securities	3,780	3,622	158	4.4
o/w: available for sale	3,778	3,620	158	4.4
Other financial assets	33	68	(35)	(51.9)
Other assets	3,426	3,485	(58)	(1.7)
Total assets	98,305	89,627	8,678	9.7
Customer deposits	35,679	33,322	2,357	7.1
Central banks and credit institutions	20,511	20,794	(284)	(1.4)
Debt securities issued	28,991	22,546	6,444	28.6
Other financial liabilities	828	603	225	37.3
Other liabilities	3,395	3,170	225	7.1
Total liabilities	89,403	80,436	8,967	11.1
Total equity	8,902	9,191	(289)	(3.1)
Other managed and marketed customer funds	7	7	0	1.6
Mutual funds	2	2	(0)	(10.0)
Pension funds	6	5	0	5.2
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	87,006	79,456	7,551	9.5
Funds (customer deposits w/o repos + mutual funds)	35,680	33,324	2,356	7.1

Santander Consumer Finance

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	821	839	886	869	889
Net fee income	231	229	219	184	232
Gains (losses) on financial transactions	(1)	(5)	(6)	(2)	(2)
Other operating income	6	(6)	13	10	(1)
Gross income	1,056	1,058	1,111	1,062	1,118
Operating expenses	(488)	(471)	(469)	(487)	(502)
General administrative expenses	(439)	(428)	(424)	(438)	(458)
Personnel	(203)	(202)	(203)	(206)	(210)
Other general administrative expenses	(236)	(226)	(221)	(231)	(248)
Depreciation and amortisation	(49)	(43)	(45)	(49)	(44)
Net operating income	569	587	643	575	616
Net loan-loss provisions	(116)	(71)	(117)	(87)	(61)
Other income	(39)	(42)	(36)	(53)	(37)
Underlying profit before taxes	414	475	490	435	518
Tax on profit	(118)	(148)	(142)	(115)	(148)
Underlying profit from continuing operations	296	327	348	320	370
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	296	327	348	320	370
Minority interests	42	43	55	50	56
Underlying attributable profit to the Group	255	284	293	270	314
Net capital gains and provisions*	—	26	(0)	(0)	—
Attributable profit to the Group	255	310	293	270	314

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	76,544	79,895	82,374	85,215	84,523
Cash, central banks and credit institutions	5,909	6,104	6,488	7,133	6,543
Debt securities	3,622	3,652	4,013	3,947	3,780
o/w: available for sale	3,620	3,546	3,907	3,843	3,778
Other financial assets	68	47	46	38	33
Other assets	3,485	3,656	3,530	3,338	3,426
Total assets	89,627	93,354	96,451	99,671	98,305
Customer deposits	33,322	33,131	34,292	35,090	35,679
Central banks and credit institutions	20,794	22,371	21,829	23,370	20,511
Debt securities issued	22,546	25,477	27,214	27,890	28,991
Other financial liabilities	603	797	820	872	828
Other liabilities	3,170	3,305	3,503	3,285	3,395
Total liabilities	80,436	85,081	87,659	90,507	89,403
Total equity	9,191	8,273	8,792	9,164	8,902
Other managed and marketed customer funds	7	7	7	7	7
Mutual funds	2	2	2	2	2
Pension funds	5	5	6	6	6
Managed portfolios	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	79,456	82,599	85,068	87,792	87,006
Funds (customer deposits w/o repos + mutual funds)	33,324	33,133	34,294	35,092	35,680

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe.

Poland

€ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	218	197	21	10.6
Net fee income	101	96	5	5.1
Gains (losses) on financial transactions	16	25	(9)	(37.4)
Other operating income	(13)	(6)	(7)	105.5
Gross income	321	311	10	3.2
Operating expenses	(146)	(145)	(1)	0.6
General administrative expenses	(132)	(131)	(1)	0.7
Personnel	(77)	(74)	(3)	3.8
Other general administrative expenses	(55)	(57)	2	(3.4)
Depreciation and amortisation	(14)	(14)	(0)	0.2
Net operating income	175	166	9	5.4
Net loan-loss provisions	(27)	(33)	6	(18.6)
Other income	(23)	(22)	(1)	4.5
Underlying profit before taxes	125	111	14	12.7
Tax on profit	(39)	(23)	(16)	69.8
Underlying profit from continuing operations	86	88	(2)	(2.1)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	86	88	(2)	(2.1)
Minority interests	27	24	3	12.9
Underlying attributable profit to the Group	59	64	(5)	(7.6)
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	59	64	(5)	(7.6)

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	21,174	19,616	1,558	7.9
Cash, central banks and credit institutions	1,860	1,268	593	46.7
Debt securities	5,824	6,011	(187)	(3.1)
o/w: available for sale	5,390	5,246	144	2.7
Other financial assets	564	680	(116)	(17.0)
Other assets	953	975	(22)	(2.3)
Total assets	30,375	28,549	1,826	6.4
Customer deposits	22,981	21,329	1,652	7.7
Central banks and credit institutions	778	670	108	16.2
Debt securities issued	608	547	61	11.1
Other financial liabilities	538	601	(64)	(10.6)
Other liabilities	878	915	(37)	(4.0)
Total liabilities	25,781	24,061	1,720	7.1
Total equity	4,594	4,488	106	2.4
Other managed and marketed customer funds	3,482	3,249	233	7.2
Mutual funds	3,398	3,158	240	7.6
Pension funds	—	—	—	—
Managed portfolios	84	91	(7)	(8.1)
Pro memoria:
Gross customer loans w/o repos	21,903	20,467	1,437	7.0
Funds (customer deposits w/o repos + mutual funds)	26,379	24,487	1,892	7.7
Ratios (%) and other data
RoTE	9.68	10.71	(1.04 p. )
Efficiency ratio (with amortisations)	45.5	46.6	(1.14 p. )
NPL ratio	5.20	5.93	(0.73 p. )
Coverage ratio	61.2	67.0	(5.80 p. )
Number of employees	11,909	11,387	522	4.6
Number of branches	631	700	(69)	(9.9)

Poland

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	197	200	215	222	218
Net fee income	96	97	106	101	101
Gains (losses) on financial transactions	25	30	14	14	16
Other operating income	(6)	17	(5)	(8)	(13)
Gross income	311	345	330	329	321
Operating expenses	(145)	(146)	(149)	(139)	(146)
General administrative expenses	(131)	(132)	(134)	(124)	(132)
Personnel	(74)	(75)	(77)	(76)	(77)
Other general administrative expenses	(57)	(56)	(57)	(48)	(55)
Depreciation and amortisation	(14)	(14)	(15)	(15)	(14)
Net operating income	166	199	181	190	175
Net loan-loss provisions	(33)	(34)	(43)	(35)	(27)
Other income	(22)	(29)	(6)	(25)	(23)
Underlying profit before taxes	111	136	132	129	125
Tax on profit	(23)	(28)	(32)	(38)	(39)
Underlying profit from continuing operations	88	108	100	91	86
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	88	108	100	91	86
Minority interests	24	33	31	28	27
Underlying attributable profit to the Group	64	75	69	63	59
Net capital gains and provisions*	—	29	—	—	—
Attributable profit to the Group	64	104	69	63	59

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	19,616	19,524	20,226	19,979	21,174
Cash, central banks and credit institutions	1,268	1,952	1,685	2,021	1,860
Debt securities	6,011	5,362	5,597	6,301	5,824
o/w: available for sale	5,246	4,502	4,998	5,774	5,390
Other financial assets	680	599	539	537	564
Other assets	975	945	941	941	953
Total assets	28,549	28,382	28,987	29,779	30,375
Customer deposits	21,329	21,136	22,000	22,780	22,981
Central banks and credit institutions	670	1,030	753	824	778
Debt securities issued	547	528	505	504	608
Other financial liabilities	601	597	550	511	538
Other liabilities	915	988	869	917	878
Total liabilities	24,061	24,279	24,678	25,537	25,781
Total equity	4,488	4,103	4,310	4,243	4,594
Other managed and marketed customer funds	3,249	3,146	3,351	3,202	3,482
Mutual funds	3,158	3,047	3,245	3,118	3,398
Pension funds	—	—	—	—	—
Managed portfolios	91	99	106	84	84
Pro memoria:
Gross customer loans w/o repos	20,467	20,342	21,092	20,697	21,903
Funds (customer deposits w/o repos + mutual funds)	24,487	24,182	25,246	25,898	26,379
Other information
NPL ratio	5.93	5.84	5.71	5.42	5.20
Coverage ratio	67.0	65.8	68.9	61.0	61.2
Cost of credit	0.82	0.75	0.76	0.70	0.66

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Poland

Constant € million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	218	199	19	9.5
Net fee income	101	97	4	4.1
Gains (losses) on financial transactions	16	25	(10)	(38.0)
Other operating income	(13)	(6)	(7)	103.5
Gross income	321	314	7	2.2
Operating expenses	(146)	(146)	1	(0.3)
General administrative expenses	(132)	(133)	0	(0.3)
Personnel	(77)	(75)	(2)	2.8
Other general administrative expenses	(55)	(58)	2	(4.3)
Depreciation and amortisation	(14)	(14)	0	(0.8)
Net operating income	175	168	7	4.3
Net loan-loss provisions	(27)	(33)	6	(19.4)
Other income	(23)	(22)	(1)	3.5
Underlying profit before taxes	125	112	13	11.6
Tax on profit	(39)	(23)	(16)	68.2
Underlying profit from continuing operations	86	89	(3)	(3.1)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	86	89	(3)	(3.1)
Minority interests	27	24	3	11.8
Underlying attributable profit to the Group	59	65	(6)	(8.5)
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	59	65	(6)	(8.5)

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	21,174	19,760	1,414	7.2
Cash, central banks and credit institutions	1,860	1,277	583	45.7
Debt securities	5,824	6,055	(231)	(3.8)
o/w: available for sale	5,390	5,284	105	2.0
Other financial assets	564	685	(121)	(17.6)
Other assets	953	982	(29)	(3.0)
Total assets	30,375	28,759	1,616	5.6
Customer deposits	22,981	21,486	1,495	7.0
Central banks and credit institutions	778	674	103	15.3
Debt securities issued	608	551	57	10.3
Other financial liabilities	538	606	(68)	(11.2)
Other liabilities	878	921	(44)	(4.7)
Total liabilities	25,781	24,238	1,543	6.4
Total equity	4,594	4,521	73	1.6
Other managed and marketed customer funds	3,482	3,273	209	6.4
Mutual funds	3,398	3,181	217	6.8
Pension funds	—	—	—	—
Managed portfolios	84	92	(8)	(8.8)
Pro memoria:
Gross customer loans w/o repos	21,903	20,617	1,286	6.2
Funds (customer deposits w/o repos + mutual funds)	26,379	24,667	1,712	6.9

Poland

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	199	203	216	225	218
Net fee income	97	98	106	102	101
Gains (losses) on financial transactions	25	30	14	15	16
Other operating income	(6)	18	(5)	(8)	(13)
Gross income	314	349	331	333	321
Operating expenses	(146)	(148)	(150)	(141)	(146)
General administrative expenses	(133)	(133)	(134)	(126)	(132)
Personnel	(75)	(76)	(77)	(77)	(77)
Other general administrative expenses	(58)	(57)	(57)	(49)	(55)
Depreciation and amortisation	(14)	(14)	(15)	(15)	(14)
Net operating income	168	201	181	192	175
Net loan-loss provisions	(33)	(35)	(43)	(35)	(27)
Other income	(22)	(29)	(6)	(26)	(23)
Underlying profit before taxes	112	137	133	131	125
Tax on profit	(23)	(28)	(32)	(39)	(39)
Underlying profit from continuing operations	89	109	100	92	86
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	89	109	100	92	86
Minority interests	24	33	31	28	27
Underlying attributable profit to the Group	65	76	70	64	59
Net capital gains and provisions*	—	30	(0)	0	—
Attributable profit to the Group	65	105	69	64	59

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	19,760	20,493	20,669	20,848	21,174
Cash, central banks and credit institutions	1,277	2,048	1,722	2,109	1,860
Debt securities	6,055	5,628	5,720	6,575	5,824
o/w: available for sale	5,284	4,726	5,107	6,026	5,390
Other financial assets	685	628	551	560	564
Other assets	982	992	962	982	953
Total assets	28,759	29,790	29,623	31,074	30,375
Customer deposits	21,486	22,184	22,483	23,771	22,981
Central banks and credit institutions	674	1,081	770	860	778
Debt securities issued	551	554	517	526	608
Other financial liabilities	606	627	562	533	538
Other liabilities	921	1,038	888	957	878
Total liabilities	24,238	25,484	25,219	26,647	25,781
Total equity	4,521	4,307	4,404	4,427	4,594
Other managed and marketed customer funds	3,273	3,302	3,425	3,341	3,482
Mutual funds	3,181	3,198	3,317	3,254	3,398
Pension funds	—	—	—	—	—
Managed portfolios	92	104	108	87	84
Pro memoria:
Gross customer loans w/o repos	20,617	21,351	21,555	21,597	21,903
Funds (customer deposits w/o repos + mutual funds)	24,667	25,382	25,800	27,025	26,379

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Poland

PLN million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	940	858	82	9.5
Net fee income	435	418	17	4.1
Gains (losses) on financial transactions	67	108	(41)	(38.0)
Other operating income	(56)	(27)	(28)	103.5
Gross income	1,386	1,357	29	2.2
Operating expenses	(630)	(632)	2	(0.3)
General administrative expenses	(571)	(572)	2	(0.3)
Personnel	(333)	(324)	(9)	2.8
Other general administrative expenses	(238)	(249)	11	(4.3)
Depreciation and amortisation	(59)	(60)	0	(0.8)
Net operating income	756	724	31	4.3
Net loan-loss provisions	(116)	(144)	28	(19.4)
Other income	(100)	(97)	(3)	3.5
Underlying profit before taxes	539	483	56	11.6
Tax on profit	(167)	(99)	(68)	68.2
Underlying profit from continuing operations	372	384	(12)	(3.1)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	372	384	(12)	(3.1)
Minority interests	115	103	12	11.8
Underlying attributable profit to the Group	257	281	(24)	(8.5)
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	257	281	(24)	(8.5)

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	89,492	83,517	5,976	7.2
Cash, central banks and credit institutions	7,862	5,397	2,465	45.7
Debt securities	24,615	25,592	(977)	(3.8)
o/w: available for sale	22,779	22,334	445	2.0
Other financial assets	2,385	2,895	(511)	(17.6)
Other assets	4,027	4,150	(123)	(3.0)
Total assets	128,380	121,551	6,830	5.6
Customer deposits	97,128	90,810	6,318	7.0
Central banks and credit institutions	3,287	2,851	436	15.3
Debt securities issued	2,569	2,329	239	10.3
Other financial liabilities	2,273	2,560	(287)	(11.2)
Other liabilities	3,709	3,894	(185)	(4.7)
Total liabilities	108,965	102,443	6,522	6.4
Total equity	19,415	19,107	308	1.6
Other managed and marketed customer funds	14,716	13,833	883	6.4
Mutual funds	14,362	13,445	917	6.8
Pension funds	—	—	—	—
Managed portfolios	354	389	(34)	(8.8)
Pro memoria:
Gross customer loans w/o repos	92,574	87,139	5,435	6.2
Funds (customer deposits w/o repos + mutual funds)	111,490	104,255	7,235	6.9

Poland

PLN million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	858	876	931	971	940
Net fee income	418	425	459	442	435
Gains (losses) on financial transactions	108	130	62	63	67
Other operating income	(27)	76	(23)	(35)	(56)
Gross income	1,357	1,507	1,430	1,440	1,386
Operating expenses	(632)	(638)	(647)	(609)	(630)
General administrative expenses	(572)	(576)	(581)	(544)	(571)
Personnel	(324)	(330)	(334)	(332)	(333)
Other general administrative expenses	(249)	(247)	(247)	(211)	(238)
Depreciation and amortisation	(60)	(62)	(66)	(66)	(59)
Net operating income	724	869	783	831	756
Net loan-loss provisions	(144)	(149)	(186)	(153)	(116)
Other income	(97)	(126)	(25)	(111)	(100)
Underlying profit before taxes	483	593	573	566	539
Tax on profit	(99)	(122)	(138)	(167)	(167)
Underlying profit from continuing operations	384	471	434	399	372
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	384	471	434	399	372
Minority interests	103	144	134	122	115
Underlying attributable profit to the Group	281	327	300	277	257
Net capital gains and provisions*	—	128	(0)	0	—
Attributable profit to the Group	281	455	300	277	257

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	83,517	86,614	87,359	88,115	89,492
Cash, central banks and credit institutions	5,397	8,657	7,277	8,912	7,862
Debt securities	25,592	23,788	24,174	27,791	24,615
o/w: available for sale	22,334	19,972	21,586	25,467	22,779
Other financial assets	2,895	2,655	2,328	2,367	2,385
Other assets	4,150	4,193	4,064	4,151	4,027
Total assets	121,551	125,909	125,202	131,336	128,380
Customer deposits	90,810	93,761	95,025	100,469	97,128
Central banks and credit institutions	2,851	4,569	3,253	3,634	3,287
Debt securities issued	2,329	2,343	2,183	2,224	2,569
Other financial liabilities	2,560	2,649	2,374	2,253	2,273
Other liabilities	3,894	4,385	3,754	4,045	3,709
Total liabilities	102,443	107,707	106,589	112,625	108,965
Total equity	19,107	18,202	18,614	18,711	19,415
Other managed and marketed customer funds	13,833	13,957	14,475	14,121	14,716
Mutual funds	13,445	13,516	14,018	13,752	14,362
Pension funds	—	—	—	—	—
Managed portfolios	389	441	457	370	354
Pro memoria:
Gross customer loans w/o repos	87,139	90,241	91,102	91,280	92,574
Funds (customer deposits w/o repos + mutual funds)	104,255	107,278	109,042	114,220	111,490

(*).-	In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Portugal

€ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	172	183	(11)	(6.1)
Net fee income	89	90	(1)	(1.2)
Gains (losses) on financial transactions	34	54	(20)	(36.3)
Other operating income	(1)	10	(12)	—
Gross income	294	337	(43)	(12.9)
Operating expenses	(139)	(154)	15	(9.9)
General administrative expenses	(129)	(145)	16	(11.0)
Personnel	(83)	(88)	4	(5.1)
Other general administrative expenses	(46)	(57)	11	(19.9)
Depreciation and amortisation	(10)	(9)	(1)	6.6
Net operating income	155	183	(28)	(15.3)
Net loan-loss provisions	10	(22)	33	—
Other income	(14)	(2)	(12)	525.9
Underlying profit before taxes	151	158	(8)	(4.7)
Tax on profit	(25)	(37)	12	(32.5)
Underlying profit from continuing operations	126	122	4	3.7
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	126	122	4	3.7
Minority interests	1	1	(0)	(23.4)
Underlying attributable profit to the Group	125	121	5	3.8
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	125	121	5	3.8

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	27,215	27,655	(441)	(1.6)
Cash, central banks and credit institutions	3,544	4,198	(654)	(15.6)
Debt securities	10,786	11,915	(1,129)	(9.5)
o/w: available for sale	4,538	6,055	(1,517)	(25.1)
Other financial assets	1,612	1,886	(274)	(14.5)
Other assets	1,945	1,992	(47)	(2.4)
Total assets	45,102	47,647	(2,544)	(5.3)
Customer deposits	29,784	29,146	638	2.2
Central banks and credit institutions	7,256	9,643	(2,386)	(24.7)
Debt securities issued	3,628	4,700	(1,072)	(22.8)
Other financial liabilities	325	360	(35)	(9.8)
Other liabilities	704	864	(160)	(18.6)
Total liabilities	41,697	44,713	(3,016)	(6.7)
Total equity	3,405	2,933	472	16.1
Other managed and marketed customer funds	2,886	2,745	141	5.1
Mutual funds	1,513	1,444	69	4.8
Pension funds	942	902	40	4.4
Managed portfolios	431	399	31	7.9
Pro memoria:
Gross customer loans w/o repos	28,770	30,018	(1,248)	(4.2)
Funds (customer deposits w/o repos + mutual funds)	31,297	30,589	707	2.3
Ratios (%) and other data
RoTE	15.30	17.21	(1.90 p. )
Efficiency ratio (with amortisations)	47.2	45.7	1.53 p.
NPL ratio	8.47	8.55	(0.08 p. )
Coverage ratio	61.7	87.7	(26.00 p. )
Number of employees	6,232	6,579	(347)	(5.3)
Number of branches	627	752	(125)	(16.6)

Portugal

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	183	188	180	182	172
Net fee income	90	74	80	69	89
Gains (losses) on financial transactions	54	15	4	39	34
Other operating income	10	4	23	14	(1)
Gross income	337	281	287	304	294
Operating expenses	(154)	(149)	(142)	(143)	(139)
General administrative expenses	(145)	(140)	(133)	(133)	(129)
Personnel	(88)	(88)	(80)	(83)	(83)
Other general administrative expenses	(57)	(52)	(52)	(50)	(46)
Depreciation and amortisation	(9)	(9)	(9)	(10)	(10)
Net operating income	183	132	145	161	155
Net loan-loss provisions	(22)	(6)	(16)	(9)	10
Other income	(2)	(21)	(5)	(5)	(14)
Underlying profit before taxes	158	104	124	146	151
Tax on profit	(37)	(24)	(31)	(40)	(25)
Underlying profit from continuing operations	122	81	93	106	126
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	122	81	93	106	126
Minority interests	1	1	1	1	1
Underlying attributable profit to the Group	121	80	92	106	125
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	121	80	92	106	125

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	27,655	27,889	27,595	27,328	27,215
Cash, central banks and credit institutions	4,198	3,535	3,347	2,459	3,544
Debt securities	11,915	11,835	11,865	11,622	10,786
o/w: available for sale	6,055	5,851	5,773	5,683	4,538
Other financial assets	1,886	1,890	1,850	1,667	1,612
Other assets	1,992	1,734	1,780	1,745	1,945
Total assets	47,647	46,883	46,436	44,820	45,102
Customer deposits	29,146	29,964	30,374	30,002	29,784
Central banks and credit institutions	9,643	8,164	7,415	6,743	7,256
Debt securities issued	4,700	4,488	4,221	3,805	3,628
Other financial liabilities	360	312	344	349	325
Other liabilities	864	791	744	590	704
Total liabilities	44,713	43,718	43,098	41,489	41,697
Total equity	2,933	3,165	3,338	3,331	3,405
Other managed and marketed customer funds	2,745	2,686	2,655	2,770	2,886
Mutual funds	1,444	1,389	1,356	1,435	1,513
Pension funds	902	894	900	933	942
Managed portfolios	399	403	400	402	431
Pro memoria:
Gross customer loans w/o repos	30,018	29,918	29,260	29,030	28,770
Funds (customer deposits w/o repos + mutual funds)	30,589	31,353	31,730	31,438	31,297
Other information
NPL ratio	8.55	10.46	9.40	8.81	8.47
Coverage ratio	87.7	61.9	57.8	63.7	61.7
Cost of credit	0.28	0.21	0.17	0.18	0.07

Spain’s real estate activity

€ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	(8)	(12)	4	(31.8)
Net fee income	1	0	0	13.5
Gains (losses) on financial transactions	(0)	0	(0)	—
Other operating income	6	10	(4)	(37.3)
Gross income	(1)	(1)	(0)	40.1
Operating expenses	(49)	(54)	5	(9.6)
General administrative expenses	(47)	(52)	4	(8.5)
Personnel	(10)	(14)	4	(25.5)
Other general administrative expenses	(37)	(38)	1	(2.4)
Depreciation and amortisation	(2)	(3)	1	(29.4)
Net operating income	(50)	(55)	5	(8.8)
Net loan-loss provisions	(21)	(25)	5	(18.0)
Other income	(44)	(11)	(33)	295.9
Underlying profit before taxes	(115)	(92)	(24)	25.7
Tax on profit	35	27	8	29.2
Underlying profit from continuing operations	(81)	(65)	(16)	24.3
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	(81)	(65)	(16)	24.3
Minority interests	(11)	(1)	(9)	645.5
Underlying attributable profit to the Group	(70)	(63)	(6)	9.9
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	(70)	(63)	(6)	9.9

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	1,629	2,551	(922)	(36.1)
Cash, central banks and credit institutions	827	724	103	14.2
Debt securities	240	603	(363)	(60.1)
o/w: available for sale	—	—	—	—
Other financial assets	423	102	321	314.6
Other assets	7,108	11,994	(4,886)	(40.7)
Total assets	10,227	15,974	(5,747)	(36.0)
Customer deposits	56	110	(54)	(48.9)
Central banks and credit institutions	6,526	9,377	(2,851)	(30.4)
Debt securities issued	—	—	—	—
Other financial liabilities	34	77	(43)	(56.3)
Other liabilities	213	577	(364)	(63.1)
Total liabilities	6,829	10,141	(3,312)	(32.7)
Total equity	3,398	5,833	(2,435)	(41.7)
Other managed and marketed customer funds	4	35	(31)	(89.2)
Mutual funds	4	35	(31)	(89.2)
Pension funds	0	1	(1)	(88.8)
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	3,680	5,887	(2,208)	(37.5)
Funds (customer deposits w/o repos + mutual funds)	60	145	(85)	(58.5)

Spain’s real estate activity

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	(12)	(10)	(13)	(8)	(8)
Net fee income	0	(0)	0	0	1
Gains (losses) on financial transactions	0	(1)	(0)	9	(0)
Other operating income	10	22	26	14	6
Gross income	(1)	11	13	16	(1)
Operating expenses	(54)	(54)	(54)	(48)	(49)
General administrative expenses	(52)	(51)	(52)	(46)	(47)
Personnel	(14)	(14)	(13)	(9)	(10)
Other general administrative expenses	(38)	(37)	(38)	(37)	(37)
Depreciation and amortisation	(3)	(3)	(3)	(3)	(2)
Net operating income	(55)	(42)	(42)	(33)	(50)
Net loan-loss provisions	(25)	(51)	(38)	(52)	(21)
Other income	(11)	(25)	(12)	(74)	(44)
Underlying profit before taxes	(92)	(118)	(92)	(159)	(115)
Tax on profit	27	35	28	48	35
Underlying profit from continuing operations	(65)	(83)	(65)	(111)	(81)
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	(65)	(83)	(65)	(111)	(81)
Minority interests	(1)	(2)	8	(2)	(11)
Underlying attributable profit to the Group	(63)	(81)	(72)	(109)	(70)
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	(63)	(81)	(72)	(109)	(70)

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	2,551	2,302	1,932	1,990	1,629
Cash, central banks and credit institutions	724	998	985	1,390	827
Debt securities	603	242	242	239	240
o/w: available for sale	—	—	—	—	—
Other financial assets	102	463	466	423	423
Other assets	11,994	12,018	11,988	6,949	7,108
Total assets	15,974	16,024	15,613	10,991	10,227
Customer deposits	110	114	105	68	56
Central banks and credit institutions	9,377	8,684	8,473	7,262	6,526
Debt securities issued	—	646	696	—	—
Other financial liabilities	77	87	86	35	34
Other liabilities	577	573	579	229	213
Total liabilities	10,141	10,104	9,939	7,595	6,829
Total equity	5,833	5,919	5,674	3,397	3,398
Other managed and marketed customer funds	35	34	30	31	4
Mutual funds	35	33	30	31	4
Pension funds	1	1	0	0	0
Managed portfolios	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	5,887	5,432	4,825	4,230	3,680
Funds (customer deposits w/o repos + mutual funds)	145	147	134	100	60

United Kingdom

€ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	1,096	1,154	(58)	(5.1)
Net fee income	254	280	(26)	(9.5)
Gains (losses) on financial transactions	71	68	3	4.7
Other operating income	12	11	1	5.6
Gross income	1,432	1,513	(81)	(5.4)
Operating expenses	(723)	(794)	70	(8.8)
General administrative expenses	(644)	(718)	74	(10.3)
Personnel	(344)	(371)	27	(7.3)
Other general administrative expenses	(300)	(346)	47	(13.5)
Depreciation and amortisation	(79)	(76)	(4)	4.6
Net operating income	709	719	(11)	(1.5)
Net loan-loss provisions	(15)	(7)	(9)	134.8
Other income	(105)	(59)	(46)	78.4
Underlying profit before taxes	588	654	(66)	(10.1)
Tax on profit	(165)	(192)	27	(14.0)
Underlying profit from continuing operations	423	462	(39)	(8.4)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	423	462	(39)	(8.4)
Minority interests	7	9	(2)	(25.7)
Underlying attributable profit to the Group	416	453	(37)	(8.1)
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	416	453	(37)	(8.1)

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	253,322	267,628	(14,307)	(5.3)
Cash, central banks and credit institutions	34,186	37,563	(3,377)	(9.0)
Debt securities	27,859	20,068	7,790	38.8
o/w: available for sale	11,595	11,633	(39)	(0.3)
Other financial assets	25,582	28,670	(3,089)	(10.8)
Other assets	11,551	10,620	932	8.8
Total assets	352,499	364,549	(12,051)	(3.3)
Customer deposits	215,724	217,282	(1,558)	(0.7)
Central banks and credit institutions	21,971	15,210	6,761	44.5
Debt securities issued	66,375	76,614	(10,239)	(13.4)
Other financial liabilities	26,895	30,038	(3,143)	(10.5)
Other liabilities	5,230	6,142	(912)	(14.8)
Total liabilities	336,196	345,286	(9,090)	(2.6)
Total equity	16,303	19,264	(2,961)	(15.4)
Other managed and marketed customer funds	8,683	8,784	(101)	(1.2)
Mutual funds	8,566	8,661	(95)	(1.1)
Pension funds	—	—	—	—
Managed portfolios	117	124	(6)	(5.1)
Pro memoria:
Gross customer loans w/o repos	242,581	261,770	(19,190)	(7.3)
Funds (customer deposits w/o repos + mutual funds)	213,052	216,318	(3,266)	(1.5)
Ratios (%) and other data
RoTE	11.27	10.15	1.12 p.
Efficiency ratio (with amortisations)	50.5	52.4	(1.93 p. )
NPL ratio	1.31	1.49	(0.18 p. )
Coverage ratio	33.8	36.5	(2.70 p. )
Number of employees	25,954	26,084	(130)	(0.5)
Number of branches	845	854	(9)	(1.1)

United Kingdom

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	1,154	1,136	1,043	1,072	1,096
Net fee income	280	258	259	235	254
Gains (losses) on financial transactions	68	95	64	91	71
Other operating income	11	12	11	27	12
Gross income	1,513	1,501	1,377	1,425	1,432
Operating expenses	(794)	(788)	(703)	(683)	(723)
General administrative expenses	(718)	(705)	(630)	(604)	(644)
Personnel	(371)	(358)	(346)	(343)	(344)
Other general administrative expenses	(346)	(346)	(284)	(261)	(300)
Depreciation and amortisation	(76)	(83)	(73)	(79)	(79)
Net operating income	719	713	675	742	709
Net loan-loss provisions	(7)	(68)	(44)	61	(15)
Other income	(59)	(71)	(85)	(124)	(105)
Underlying profit before taxes	654	574	545	679	588
Tax on profit	(192)	(173)	(175)	(196)	(165)
Underlying profit from continuing operations	462	401	370	483	423
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	462	401	370	483	423
Minority interests	9	11	7	9	7
Underlying attributable profit to the Group	453	390	364	474	416
Net capital gains and provisions*	—	107	—	(137)	—
Attributable profit to the Group	453	497	364	338	416

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	267,628	259,852	250,294	251,250	253,322
Cash, central banks and credit institutions	37,563	36,307	33,754	36,643	34,186
Debt securities	20,068	20,620	26,315	28,045	27,859
o/w: available for sale	11,633	11,837	11,995	12,204	11,595
Other financial assets	28,670	32,832	30,168	26,819	25,582
Other assets	10,620	12,571	13,234	12,202	11,551
Total assets	364,549	362,184	353,764	354,960	352,499
Customer deposits	217,282	212,152	203,785	212,113	215,724
Central banks and credit institutions	15,210	20,933	22,305	21,590	21,971
Debt securities issued	76,614	72,556	73,204	71,108	66,375
Other financial liabilities	30,038	33,799	31,949	27,913	26,895
Other liabilities	6,142	6,120	6,167	5,221	5,230
Total liabilities	345,286	345,560	337,410	337,945	336,196
Total equity	19,264	16,623	16,355	17,014	16,303
Other managed and marketed customer funds	8,784	8,365	8,544	8,564	8,683
Mutual funds	8,661	8,246	8,426	8,447	8,566
Pension funds	—	—	—	—	—
Managed portfolios	124	119	117	118	117
Pro memoria:
Gross customer loans w/o repos	261,770	251,977	241,752	242,510	242,581
Funds (customer deposits w/o repos + mutual funds)	216,318	211,699	206,256	210,611	213,052
Other information
NPL ratio	1.49	1.47	1.47	1.41	1.31
Coverage ratio	36.5	36.5	36.0	32.9	33.8
Cost of credit	0.01	0.03	0.05	0.02	0.03

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

In 4Q’16 PPI.

United Kingdom

Constant € million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	1,096	1,034	62	6.0
Net fee income	254	251	3	1.1
Gains (losses) on financial transactions	71	61	10	16.9
Other operating income	12	10	2	17.9
Gross income	1,432	1,355	77	5.6
Operating expenses	(723)	(711)	(13)	1.8
General administrative expenses	(644)	(643)	(1)	0.2
Personnel	(344)	(332)	(12)	3.5
Other general administrative expenses	(300)	(310)	11	(3.4)
Depreciation and amortisation	(79)	(68)	(11)	16.8
Net operating income	709	645	64	9.9
Net loan-loss provisions	(15)	(6)	(9)	162.1
Other income	(105)	(53)	(52)	99.1
Underlying profit before taxes	588	586	2	0.4
Tax on profit	(165)	(172)	7	(4.0)
Underlying profit from continuing operations	423	414	9	2.2
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	423	414	9	2.2
Minority interests	7	8	(1)	(17.0)
Underlying attributable profit to the Group	416	406	11	2.6
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	416	406	11	2.6

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	253,322	247,614	5,708	2.3
Cash, central banks and credit institutions	34,186	34,754	(568)	(1.6)
Debt securities	27,859	18,567	9,291	50.0
o/w: available for sale	11,595	10,763	831	7.7
Other financial assets	25,582	26,526	(944)	(3.6)
Other assets	11,551	9,825	1,726	17.6
Total assets	352,499	337,287	15,212	4.5
Customer deposits	215,724	201,033	14,692	7.3
Central banks and credit institutions	21,971	14,072	7,899	56.1
Debt securities issued	66,375	70,885	(4,510)	(6.4)
Other financial liabilities	26,895	27,792	(896)	(3.2)
Other liabilities	5,230	5,683	(453)	(8.0)
Total liabilities	336,196	319,464	16,732	5.2
Total equity	16,303	17,823	(1,520)	(8.5)
Other managed and marketed customer funds	8,683	8,127	556	6.8
Mutual funds	8,566	8,013	553	6.9
Pension funds	—	—	—	—
Managed portfolios	117	114	3	2.5
Pro memoria:
Gross customer loans w/o repos	242,581	242,194	387	0.2
Funds (customer deposits w/o repos + mutual funds)	213,052	200,140	12,911	6.5

United Kingdom

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	1,034	1,039	1,033	1,079	1,096
Net fee income	251	236	256	238	254
Gains (losses) on financial transactions	61	87	64	91	71
Other operating income	10	11	11	26	12
Gross income	1,355	1,373	1,363	1,435	1,432
Operating expenses	(711)	(720)	(697)	(691)	(723)
General administrative expenses	(643)	(645)	(625)	(611)	(644)
Personnel	(332)	(328)	(342)	(345)	(344)
Other general administrative expenses	(310)	(317)	(283)	(266)	(300)
Depreciation and amortisation	(68)	(76)	(72)	(80)	(79)
Net operating income	645	652	667	744	709
Net loan-loss provisions	(6)	(62)	(43)	55	(15)
Other income	(53)	(65)	(83)	(121)	(105)
Underlying profit before taxes	586	525	541	678	588
Tax on profit	(172)	(158)	(173)	(196)	(165)
Underlying profit from continuing operations	414	367	368	481	423
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	414	367	368	481	423
Minority interests	8	10	7	9	7
Underlying attributable profit to the Group	406	357	361	473	416
Net capital gains and provisions*	—	96	3	(128)	—
Attributable profit to the Group	406	454	364	345	416

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	247,614	251,035	251,903	251,441	253,322
Cash, central banks and credit institutions	34,754	35,075	33,971	36,671	34,186
Debt securities	18,567	19,921	26,484	28,066	27,859
o/w: available for sale	10,763	11,435	12,072	12,214	11,595
Other financial assets	26,526	31,718	30,362	26,840	25,582
Other assets	9,825	12,145	13,319	12,211	11,551
Total assets	337,287	349,894	356,039	355,229	352,499
Customer deposits	201,033	204,953	205,095	212,274	215,724
Central banks and credit institutions	14,072	20,223	22,448	21,606	21,971
Debt securities issued	70,885	70,094	73,675	71,162	66,375
Other financial liabilities	27,792	32,653	32,154	27,934	26,895
Other liabilities	5,683	5,912	6,206	5,225	5,230
Total liabilities	319,464	333,835	339,579	338,202	336,196
Total equity	17,823	16,059	16,460	17,027	16,303
Other managed and marketed customer funds	8,127	8,081	8,599	8,571	8,683
Mutual funds	8,013	7,966	8,481	8,453	8,566
Pension funds	—	—	—	—	—
Managed portfolios	114	115	118	118	117
Pro memoria:
Gross customer loans w/o repos	242,194	243,427	243,306	242,694	242,581
Funds (customer deposits w/o repos + mutual funds)	200,140	204,516	207,582	210,771	213,052
(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

In 4Q’16 PPI.

United Kingdom

£ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	942	889	53	6.0
Net fee income	218	216	2	1.1
Gains (losses) on financial transactions	61	52	9	16.9
Other operating income	10	8	2	17.9
Gross income	1,231	1,166	66	5.6
Operating expenses	(622)	(611)	(11)	1.8
General administrative expenses	(554)	(553)	(1)	0.2
Personnel	(296)	(286)	(10)	3.5
Other general administrative expenses	(258)	(267)	9	(3.4)
Depreciation and amortisation	(68)	(59)	(10)	16.8
Net operating income	609	554	55	9.9
Net loan-loss provisions	(13)	(5)	(8)	162.1
Other income	(90)	(45)	(45)	99.1
Underlying profit before taxes	506	504	2	0.4
Tax on profit	(142)	(148)	6	(4.0)
Underlying profit from continuing operations	364	356	8	2.2
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	364	356	8	2.2
Minority interests	6	7	(1)	(17.0)
Underlying attributable profit to the Group	358	349	9	2.6
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	358	349	9	2.6

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	216,724	211,841	4,883	2.3
Cash, central banks and credit institutions	29,247	29,733	(486)	(1.6)
Debt securities	23,834	15,885	7,949	50.0
o/w: available for sale	9,919	9,208	711	7.7
Other financial assets	21,886	22,694	(808)	(3.6)
Other assets	9,882	8,406	1,476	17.6
Total assets	301,573	288,559	13,014	4.5
Customer deposits	184,559	171,990	12,569	7.3
Central banks and credit institutions	18,797	12,039	6,758	56.1
Debt securities issued	56,786	60,644	(3,858)	(6.4)
Other financial liabilities	23,010	23,777	(767)	(3.2)
Other liabilities	4,474	4,862	(387)	(8.0)
Total liabilities	287,626	273,311	14,315	5.2
Total equity	13,948	15,248	(1,300)	(8.5)
Other managed and marketed customer funds	7,429	6,953	475	6.8
Mutual funds	7,328	6,855	473	6.9
Pension funds	—	—	—	—
Managed portfolios	100	98	2	2.5
Pro memoria:
Gross customer loans w/o repos	207,535	207,204	331	0.2
Funds (customer deposits w/o repos + mutual funds)	182,272	171,226	11,046	6.5

United Kingdom

£ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	889	893	888	928	942
Net fee income	216	203	220	205	218
Gains (losses) on financial transactions	52	75	55	78	61
Other operating income	8	10	9	23	10
Gross income	1,166	1,180	1,172	1,234	1,231
Operating expenses	(611)	(619)	(599)	(594)	(622)
General administrative expenses	(553)	(554)	(537)	(526)	(554)
Personnel	(286)	(282)	(294)	(297)	(296)
Other general administrative expenses	(267)	(272)	(243)	(228)	(258)
Depreciation and amortisation	(59)	(65)	(62)	(69)	(68)
Net operating income	554	561	573	640	609
Net loan-loss provisions	(5)	(53)	(37)	48	(13)
Other income	(45)	(56)	(71)	(104)	(90)
Underlying profit before taxes	504	452	465	583	506
Tax on profit	(148)	(136)	(149)	(169)	(142)
Underlying profit from continuing operations	356	316	316	414	364
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	356	316	316	414	364
Minority interests	7	8	6	7	6
Underlying attributable profit to the Group	349	307	311	407	358
Net capital gains and provisions*	—	83	2	(110)	—
Attributable profit to the Group	349	390	313	297	358

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	211,841	214,768	215,511	215,116	216,724
Cash, central banks and credit institutions	29,733	30,008	29,063	31,373	29,247
Debt securities	15,885	17,043	22,658	24,012	23,834
o/w: available for sale	9,208	9,783	10,328	10,449	9,919
Other financial assets	22,694	27,136	25,975	22,962	21,886
Other assets	8,406	10,390	11,395	10,447	9,882
Total assets	288,559	299,345	304,602	303,909	301,573
Customer deposits	171,990	175,343	175,465	181,607	184,559
Central banks and credit institutions	12,039	17,301	19,205	18,485	18,797
Debt securities issued	60,644	59,968	63,031	60,881	56,786
Other financial liabilities	23,777	27,935	27,509	23,899	23,010
Other liabilities	4,862	5,058	5,310	4,470	4,474
Total liabilities	273,311	285,606	290,520	289,342	287,626
Total equity	15,248	13,739	14,082	14,567	13,948
Other managed and marketed customer funds	6,953	6,914	7,356	7,332	7,429
Mutual funds	6,855	6,815	7,255	7,232	7,328
Pension funds	—	—	—	—	—
Managed portfolios	98	98	101	101	100
Pro memoria:
Gross customer loans w/o repos	207,204	208,259	208,156	207,632	207,535
Funds (customer deposits w/o repos + mutual funds)	171,226	174,969	177,592	180,321	182,272

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

In 4Q’16 PPI.

Latin America

€ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	3,947	3,044	903	29.7
Net fee income	1,401	961	440	45.8
Gains (losses) on financial transactions	329	141	187	132.6
Other operating income	3	(7)	10	—
Gross income	5,680	4,139	1,540	37.2
Operating expenses	(2,179)	(1,736)	(443)	25.5
General administrative expenses	(1,973)	(1,584)	(389)	24.5
Personnel	(1,092)	(868)	(223)	25.7
Other general administrative expenses	(882)	(716)	(165)	23.1
Depreciation and amortisation	(205)	(151)	(54)	35.7
Net operating income	3,501	2,404	1,098	45.7
Net loan-loss provisions	(1,306)	(1,105)	(202)	18.2
Other income	(360)	(189)	(171)	90.5
Underlying profit before taxes	1,835	1,110	725	65.3
Tax on profit	(590)	(269)	(321)	119.4
Underlying profit from continuing operations	1,245	841	404	48.0
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,245	841	404	48.0
Minority interests	195	137	57	41.6
Underlying attributable profit to the Group	1,050	703	347	49.3
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,050	703	347	49.3

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	156,743	131,830	24,913	18.9
Cash, central banks and credit institutions	68,922	53,769	15,153	28.2
Debt securities	64,130	56,563	7,568	13.4
o/w: available for sale	30,460	26,683	3,778	14.2
Other financial assets	18,202	13,461	4,742	35.2
Other assets	19,666	17,206	2,460	14.3
Total assets	327,664	272,829	54,836	20.1
Customer deposits	153,207	125,348	27,859	22.2
Central banks and credit institutions	47,793	41,879	5,914	14.1
Debt securities issued	45,108	39,319	5,789	14.7
Other financial liabilities	39,120	31,213	7,907	25.3
Other liabilities	11,564	9,136	2,428	26.6
Total liabilities	296,792	246,896	49,896	20.2
Total equity	30,872	25,933	4,939	19.0
Other managed and marketed customer funds	87,794	68,191	19,604	28.7
Mutual funds	81,009	63,275	17,735	28.0
Pension funds	—	—	—	—
Managed portfolios	6,785	4,916	1,869	38.0
Pro memoria:
Gross customer loans w/o repos	163,536	136,490	27,046	19.8
Funds (customer deposits w/o repos + mutual funds)	197,257	160,927	36,330	22.6
Ratios (%) and other data
RoTE	17.40	14.31	3.09 p.
Efficiency ratio (with amortisations)	38.4	41.9	(3.58 p. )
NPL ratio	4.50	4.88	(0.38 p. )
Coverage ratio	90.5	79.7	10.80 p.
Number of employees	85,919	90,142	(4,223)	(4.7)
Number of branches	5,789	5,848	(59)	(1.0)

Latin America

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	3,044	3,140	3,456	3,706	3,947
Net fee income	961	1,121	1,181	1,317	1,401
Gains (losses) on financial transactions	141	222	297	147	329
Other operating income	(7)	25	(9)	23	3
Gross income	4,139	4,507	4,925	5,193	5,680
Operating expenses	(1,736)	(1,834)	(1,974)	(2,148)	(2,179)
General administrative expenses	(1,584)	(1,666)	(1,796)	(1,960)	(1,973)
Personnel	(868)	(938)	(991)	(1,088)	(1,092)
Other general administrative expenses	(716)	(728)	(805)	(872)	(882)
Depreciation and amortisation	(151)	(168)	(178)	(188)	(205)
Net operating income	2,404	2,673	2,952	3,045	3,501
Net loan-loss provisions	(1,105)	(1,149)	(1,329)	(1,329)	(1,306)
Other income	(189)	(217)	(133)	(247)	(360)
Underlying profit before taxes	1,110	1,308	1,490	1,469	1,835
Tax on profit	(269)	(352)	(407)	(334)	(590)
Underlying profit from continuing operations	841	955	1,083	1,135	1,245
Net profit from discontinued operations	—	0	(0)	—	—
Underlying consolidated profit	841	955	1,083	1,135	1,245
Minority interests	137	152	166	173	195
Underlying attributable profit to the Group	703	803	917	962	1,050
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	703	803	917	962	1,050

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	131,830	141,873	142,414	152,187	156,743
Cash, central banks and credit institutions	53,769	65,061	63,831	67,400	68,922
Debt securities	56,563	57,579	53,519	63,314	64,130
o/w: available for sale	26,683	28,333	29,094	29,219	30,460
Other financial assets	13,461	17,436	16,486	18,696	18,202
Other assets	17,206	17,647	17,986	19,171	19,666
Total assets	272,829	299,596	294,236	320,768	327,664
Customer deposits	125,348	134,898	133,436	143,747	153,207
Central banks and credit institutions	41,879	42,333	39,642	47,585	47,793
Debt securities issued	39,319	45,148	44,278	47,436	45,108
Other financial liabilities	31,213	38,896	37,406	41,395	39,120
Other liabilities	9,136	10,233	10,760	11,291	11,564
Total liabilities	246,896	271,508	265,523	291,454	296,792
Total equity	25,933	28,087	28,713	29,315	30,872
Other managed and marketed customer funds	68,191	76,722	79,125	81,482	87,794
Mutual funds	63,275	70,759	72,890	75,002	81,009
Pension funds	—	—	—	—	—
Managed portfolios	4,916	5,964	6,235	6,480	6,785
Pro memoria:
Gross customer loans w/o repos	136,490	147,770	148,690	159,134	163,536
Funds (customer deposits w/o repos + mutual funds)	160,927	174,157	175,579	187,516	197,257
Other information
NPL ratio	4.88	4.98	4.94	4.81	4.50
Coverage ratio	79.7	81.4	84.5	87.3	90.5
Cost of credit	3.39	3.41	3.42	3.37	3.36

Latin America

Constant € million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	3,947	3,554	393	11.1
Net fee income	1,401	1,117	284	25.4
Gains (losses) on financial transactions	329	143	185	129.3
Other operating income	3	(3)	5	—
Gross income	5,680	4,812	867	18.0
Operating expenses	(2,179)	(2,003)	(176)	8.8
General administrative expenses	(1,973)	(1,827)	(147)	8.0
Personnel	(1,092)	(1,004)	(88)	8.8
Other general administrative expenses	(882)	(823)	(58)	7.1
Depreciation and amortisation	(205)	(176)	(29)	16.5
Net operating income	3,501	2,809	692	24.6
Net loan-loss provisions	(1,306)	(1,307)	0	(0.0)
Other income	(360)	(239)	(121)	50.6
Underlying profit before taxes	1,835	1,264	571	45.2
Tax on profit	(590)	(307)	(283)	92.3
Underlying profit from continuing operations	1,245	957	288	30.1
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	1,245	957	288	30.1
Minority interests	195	151	44	28.8
Underlying attributable profit to the Group	1,050	806	244	30.3
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,050	806	244	30.3

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	156,743	147,563	9,180	6.2
Cash, central banks and credit institutions	68,922	61,359	7,563	12.3
Debt securities	64,130	63,929	202	0.3
o/w: available for sale	30,460	30,313	147	0.5
Other financial assets	18,202	14,458	3,744	25.9
Other assets	19,666	19,948	(282)	(1.4)
Total assets	327,664	307,257	20,408	6.6
Customer deposits	153,207	140,619	12,588	9.0
Central banks and credit institutions	47,793	46,971	823	1.8
Debt securities issued	45,108	45,520	(412)	(0.9)
Other financial liabilities	39,120	34,410	4,710	13.7
Other liabilities	11,564	10,508	1,056	10.1
Total liabilities	296,792	278,028	18,764	6.7
Total equity	30,872	29,229	1,643	5.6
Other managed and marketed customer funds	87,794	79,086	8,708	11.0
Mutual funds	81,009	73,383	7,626	10.4
Pension funds	—	—	—	—
Managed portfolios	6,785	5,703	1,082	19.0
Pro memoria:
Gross customer loans w/o repos	163,536	153,053	10,483	6.8
Funds (customer deposits w/o repos + mutual funds)	197,257	180,894	16,363	9.0

Latin America

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	3,554	3,497	3,642	3,864	3,947
Net fee income	1,117	1,250	1,250	1,383	1,401
Gains (losses) on financial transactions	143	245	320	139	329
Other operating income	(3)	29	(11)	29	3
Gross income	4,812	5,020	5,201	5,414	5,680
Operating expenses	(2,003)	(2,032)	(2,080)	(2,243)	(2,179)
General administrative expenses	(1,827)	(1,844)	(1,892)	(2,047)	(1,973)
Personnel	(1,004)	(1,039)	(1,047)	(1,138)	(1,092)
Other general administrative expenses	(823)	(805)	(845)	(909)	(882)
Depreciation and amortisation	(176)	(188)	(188)	(196)	(205)
Net operating income	2,809	2,988	3,121	3,171	3,501
Net loan-loss provisions	(1,307)	(1,287)	(1,419)	(1,392)	(1,306)
Other income	(239)	(251)	(135)	(262)	(360)
Underlying profit before taxes	1,264	1,450	1,567	1,517	1,835
Tax on profit	(307)	(398)	(432)	(339)	(590)
Underlying profit from continuing operations	957	1,052	1,135	1,177	1,245
Net profit from discontinued operations	—	0	(0)	—	—
Underlying consolidated profit	957	1,052	1,135	1,177	1,245
Minority interests	151	165	172	179	195
Underlying attributable profit to the Group	806	887	963	999	1,050
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	806	887	963	999	1,050

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	147,563	148,715	151,304	155,726	156,743
Cash, central banks and credit institutions	61,359	68,494	68,177	69,255	68,922
Debt securities	63,929	60,562	57,315	65,176	64,130
o/w: available for sale	30,313	29,803	31,073	30,072	30,460
Other financial assets	14,458	18,239	17,663	19,490	18,202
Other assets	19,948	18,593	19,204	19,607	19,666
Total assets	307,257	314,603	313,664	329,254	327,664
Customer deposits	140,619	141,602	141,943	147,444	153,207
Central banks and credit institutions	46,971	44,396	42,332	48,989	47,793
Debt securities issued	45,520	47,567	47,153	48,346	45,108
Other financial liabilities	34,410	40,750	40,125	42,882	39,120
Other liabilities	10,508	10,782	11,498	11,582	11,564
Total liabilities	278,028	285,097	283,052	299,243	296,792
Total equity	29,229	29,506	30,612	30,011	30,872
Other managed and marketed customer funds	79,086	80,858	84,489	83,262	87,794
Mutual funds	73,383	74,585	77,905	76,734	81,009
Pension funds	—	—	—	—	—
Managed portfolios	5,703	6,273	6,584	6,528	6,785
Pro memoria:
Gross customer loans w/o repos	153,053	154,930	157,991	162,807	163,536
Funds (customer deposits w/o repos + mutual funds)	180,894	182,794	186,879	192,282	197,257

Brazil

€ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	2,522	1,793	729	40.7
Net fee income	934	573	361	63.0
Gains (losses) on financial transactions	247	3	244	—
Other operating income	15	13	2	18.9
Gross income	3,717	2,381	1,337	56.1
Operating expenses	(1,314)	(947)	(367)	38.8
General administrative expenses	(1,182)	(857)	(325)	38.0
Personnel	(665)	(473)	(192)	40.7
Other general administrative expenses	(517)	(384)	(133)	34.6
Depreciation and amortisation	(132)	(90)	(42)	46.5
Net operating income	2,403	1,434	969	67.6
Net loan-loss provisions	(910)	(720)	(190)	26.4
Other income	(358)	(177)	(181)	102.0
Underlying profit before taxes	1,135	536	599	111.6
Tax on profit	(422)	(137)	(285)	208.0
Underlying profit from continuing operations	713	399	314	78.6
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	713	399	314	78.6
Minority interests	79	41	38	94.1
Underlying attributable profit to the Group	634	359	275	76.8
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	634	359	275	76.8

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	76,522	60,470	16,052	26.5
Cash, central banks and credit institutions	40,441	31,449	8,991	28.6
Debt securities	42,078	33,845	8,234	24.3
o/w: available for sale	18,401	15,761	2,640	16.7
Other financial assets	9,106	4,308	4,798	111.4
Other assets	13,603	12,042	1,560	13.0
Total assets	181,749	142,114	39,635	27.9
Customer deposits	75,858	59,737	16,121	27.0
Central banks and credit institutions	25,841	21,478	4,363	20.3
Debt securities issued	29,075	26,468	2,607	9.8
Other financial liabilities	24,921	14,777	10,144	68.6
Other liabilities	7,836	5,928	1,908	32.2
Total liabilities	163,530	128,389	35,141	27.4
Total equity	18,218	13,725	4,494	32.7
Other managed and marketed customer funds	63,852	48,621	15,232	31.3
Mutual funds	59,638	45,689	13,949	30.5
Pension funds	—	—	—	—
Managed portfolios	4,214	2,932	1,282	43.7
Pro memoria:
Gross customer loans w/o repos	81,184	63,875	17,309	27.1
Funds (customer deposits w/o repos + mutual funds)	104,309	80,383	23,926	29.8
Ratios (%) and other data
RoTE	16.52	13.50	3.01 p.
Efficiency ratio (with amortisations)	35.4	39.8	(4.42 p. )
NPL ratio	5.36	5.93	(0.57 p. )
Coverage ratio	98.1	83.7	14.40 p.
Number of employees	46,420	49,604	(3,184)	(6.4)
Number of branches	3,420	3,439	(19)	(0.6)

Brazil

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	1,793	1,878	2,123	2,269	2,522
Net fee income	573	704	776	887	934
Gains (losses) on financial transactions	3	97	153	(14)	247
Other operating income	13	23	(2)	46	15
Gross income	2,381	2,703	3,050	3,187	3,717
Operating expenses	(947)	(1,046)	(1,177)	(1,305)	(1,314)
General administrative expenses	(857)	(942)	(1,061)	(1,187)	(1,182)
Personnel	(473)	(523)	(593)	(663)	(665)
Other general administrative expenses	(384)	(418)	(467)	(523)	(517)
Depreciation and amortisation	(90)	(104)	(117)	(119)	(132)
Net operating income	1,434	1,657	1,873	1,882	2,403
Net loan-loss provisions	(720)	(753)	(951)	(953)	(910)
Other income	(177)	(193)	(134)	(193)	(358)
Underlying profit before taxes	536	711	788	736	1,135
Tax on profit	(137)	(231)	(244)	(161)	(422)
Underlying profit from continuing operations	399	481	544	575	713
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	399	481	544	575	713
Minority interests	41	51	56	65	79
Underlying attributable profit to the Group	359	429	488	510	634
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	359	429	488	510	634

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	60,470	68,034	68,140	75,474	76,522
Cash, central banks and credit institutions	31,449	40,881	41,323	41,352	40,441
Debt securities	33,845	36,624	34,717	42,513	42,078
o/w: available for sale	15,761	17,243	17,324	16,275	18,401
Other financial assets	4,308	7,945	6,958	8,486	9,106
Other assets	12,042	12,589	12,787	13,677	13,603
Total assets	142,114	166,074	163,925	181,502	181,749
Customer deposits	59,737	68,672	68,970	72,478	75,858
Central banks and credit institutions	21,478	22,141	20,658	27,226	25,841
Debt securities issued	26,468	31,200	29,685	31,679	29,075
Other financial liabilities	14,777	20,628	20,431	24,974	24,921
Other liabilities	5,928	7,046	7,274	7,561	7,836
Total liabilities	128,389	149,688	147,018	163,917	163,530
Total equity	13,725	16,386	16,907	17,584	18,218
Other managed and marketed customer funds	48,621	55,908	56,698	59,631	63,852
Mutual funds	45,689	52,385	52,955	55,733	59,638
Pension funds	—	—	—	—	—
Managed portfolios	2,932	3,522	3,743	3,898	4,214
Pro memoria:
Gross customer loans w/o repos	63,875	72,096	72,376	80,306	81,184
Funds (customer deposits w/o repos + mutual funds)	80,383	91,507	93,350	99,771	104,309
Other information
NPL ratio	5.93	6.11	6.12	5.90	5.36
Coverage ratio	83.7	85.3	89.3	93.1	98.1
Cost of credit	4.63	4.71	4.87	4.89	4.84

Brazil

Constant € million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	2,522	2,302	220	9.6
Net fee income	934	735	198	27.0
Gains (losses) on financial transactions	247	3	243	—
Other operating income	15	17	(1)	(7.4)
Gross income	3,717	3,057	661	21.6
Operating expenses	(1,314)	(1,216)	(98)	8.1
General administrative expenses	(1,182)	(1,100)	(82)	7.5
Personnel	(665)	(607)	(58)	9.6
Other general administrative expenses	(517)	(494)	(24)	4.8
Depreciation and amortisation	(132)	(116)	(16)	14.1
Net operating income	2,403	1,841	562	30.5
Net loan-loss provisions	(910)	(924)	15	(1.6)
Other income	(358)	(228)	(130)	57.3
Underlying profit before taxes	1,135	689	446	64.8
Tax on profit	(422)	(176)	(246)	139.9
Underlying profit from continuing operations	713	513	200	39.1
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	713	513	200	39.1
Minority interests	79	52	27	51.2
Underlying attributable profit to the Group	634	460	174	37.7
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	634	460	174	37.7

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	76,522	73,662	2,859	3.9
Cash, central banks and credit institutions	40,441	38,310	2,130	5.6
Debt securities	42,078	41,228	850	2.1
o/w: available for sale	18,401	19,200	(799)	(4.2)
Other financial assets	9,106	5,247	3,858	73.5
Other assets	13,603	14,670	(1,067)	(7.3)
Total assets	181,749	173,118	8,631	5.0
Customer deposits	75,858	72,770	3,088	4.2
Central banks and credit institutions	25,841	26,164	(323)	(1.2)
Debt securities issued	29,075	32,242	(3,168)	(9.8)
Other financial liabilities	24,921	18,001	6,920	38.4
Other liabilities	7,836	7,222	615	8.5
Total liabilities	163,530	156,399	7,131	4.6
Total equity	18,218	16,719	1,499	9.0
Other managed and marketed customer funds	63,852	59,228	4,624	7.8
Mutual funds	59,638	55,657	3,982	7.2
Pension funds	—	—	—	—
Managed portfolios	4,214	3,572	642	18.0
Pro memoria:
Gross customer loans w/o repos	81,184	77,810	3,374	4.3
Funds (customer deposits w/o repos + mutual funds)	104,309	97,920	6,389	6.5

Brazil

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	2,302	2,217	2,295	2,417	2,522
Net fee income	735	837	843	951	934
Gains (losses) on financial transactions	3	119	175	(24)	247
Other operating income	17	28	(5)	52	15
Gross income	3,057	3,200	3,308	3,396	3,717
Operating expenses	(1,216)	(1,237)	(1,275)	(1,396)	(1,314)
General administrative expenses	(1,100)	(1,114)	(1,149)	(1,270)	(1,182)
Personnel	(607)	(619)	(643)	(710)	(665)
Other general administrative expenses	(494)	(495)	(505)	(560)	(517)
Depreciation and amortisation	(116)	(123)	(126)	(126)	(132)
Net operating income	1,841	1,963	2,033	2,000	2,403
Net loan-loss provisions	(924)	(888)	(1,038)	(1,016)	(910)
Other income	(228)	(228)	(137)	(205)	(358)
Underlying profit before taxes	689	847	858	780	1,135
Tax on profit	(176)	(277)	(266)	(166)	(422)
Underlying profit from continuing operations	513	570	591	614	713
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	513	570	591	614	713
Minority interests	52	61	61	70	79
Underlying attributable profit to the Group	460	509	530	544	634
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	460	509	530	544	634

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	73,662	72,257	72,999	76,602	76,522
Cash, central banks and credit institutions	38,310	43,419	44,270	41,970	40,441
Debt securities	41,228	38,897	37,192	43,148	42,078
o/w: available for sale	19,200	18,314	18,559	16,518	18,401
Other financial assets	5,247	8,438	7,454	8,612	9,106
Other assets	14,670	13,371	13,699	13,881	13,603
Total assets	173,118	176,382	175,613	184,213	181,749
Customer deposits	72,770	72,935	73,888	73,561	75,858
Central banks and credit institutions	26,164	23,516	22,131	27,633	25,841
Debt securities issued	32,242	33,137	31,802	32,152	29,075
Other financial liabilities	18,001	21,909	21,887	25,347	24,921
Other liabilities	7,222	7,483	7,792	7,674	7,836
Total liabilities	156,399	158,979	157,500	166,366	163,530
Total equity	16,719	17,403	18,113	17,847	18,218
Other managed and marketed customer funds	59,228	59,378	60,741	60,522	63,852
Mutual funds	55,657	55,637	56,731	56,566	59,638
Pension funds	—	—	—	—	—
Managed portfolios	3,572	3,741	4,010	3,956	4,214
Pro memoria:
Gross customer loans w/o repos	77,810	76,571	77,537	81,505	81,184
Funds (customer deposits w/o repos + mutual funds)	97,920	97,187	100,006	101,262	104,309

Brazil

R$ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	8,437	7,701	736	9.6
Net fee income	3,124	2,460	664	27.0
Gains (losses) on financial transactions	825	11	814	—
Other operating income	52	56	(4)	(7.4)
Gross income	12,438	10,227	2,210	21.6
Operating expenses	(4,397)	(4,068)	(329)	8.1
General administrative expenses	(3,956)	(3,682)	(274)	7.5
Personnel	(2,225)	(2,030)	(195)	9.6
Other general administrative expenses	(1,731)	(1,651)	(79)	4.8
Depreciation and amortisation	(441)	(387)	(55)	14.1
Net operating income	8,041	6,159	1,881	30.5
Net loan-loss provisions	(3,045)	(3,093)	49	(1.6)
Other income	(1,198)	(762)	(437)	57.3
Underlying profit before taxes	3,798	2,304	1,494	64.8
Tax on profit	(1,412)	(589)	(823)	139.9
Underlying profit from continuing operations	2,386	1,716	670	39.1
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	2,386	1,716	670	39.1
Minority interests	265	175	90	51.2
Underlying attributable profit to the Group	2,121	1,540	581	37.7
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	2,121	1,540	581	37.7

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	258,643	248,979	9,665	3.9
Cash, central banks and credit institutions	136,689	129,488	7,200	5.6
Debt securities	142,225	139,351	2,873	2.1
o/w: available for sale	62,195	64,895	(2,701)	(4.2)
Other financial assets	30,777	17,736	13,041	73.5
Other assets	45,977	49,584	(3,607)	(7.3)
Total assets	614,310	585,139	29,172	5.0
Customer deposits	256,399	245,962	10,437	4.2
Central banks and credit institutions	87,342	88,435	(1,093)	(1.2)
Debt securities issued	98,272	108,979	(10,707)	(9.8)
Other financial liabilities	84,232	60,843	23,389	38.4
Other liabilities	26,487	24,410	2,077	8.5
Total liabilities	552,733	528,629	24,104	4.6
Total equity	61,577	56,509	5,068	9.0
Other managed and marketed customer funds	215,821	200,192	15,630	7.8
Mutual funds	201,577	188,119	13,458	7.2
Pension funds	—	—	—	—
Managed portfolios	14,244	12,072	2,171	18.0
Pro memoria:
Gross customer loans w/o repos	274,402	262,999	11,403	4.3
Funds (customer deposits w/o repos + mutual funds)	352,564	330,968	21,596	6.5

Brazil

R$ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	7,701	7,417	7,679	8,088	8,437
Net fee income	2,460	2,799	2,821	3,183	3,124
Gains (losses) on financial transactions	11	398	584	(81)	825
Other operating income	56	94	(16)	174	52
Gross income	10,227	10,708	11,067	11,364	12,438
Operating expenses	(4,068)	(4,138)	(4,266)	(4,671)	(4,397)
General administrative expenses	(3,682)	(3,727)	(3,843)	(4,249)	(3,956)
Personnel	(2,030)	(2,072)	(2,152)	(2,376)	(2,225)
Other general administrative expenses	(1,651)	(1,655)	(1,691)	(1,873)	(1,731)
Depreciation and amortisation	(387)	(411)	(423)	(422)	(441)
Net operating income	6,159	6,570	6,801	6,693	8,041
Net loan-loss provisions	(3,093)	(2,972)	(3,473)	(3,398)	(3,045)
Other income	(762)	(763)	(457)	(686)	(1,198)
Underlying profit before taxes	2,304	2,835	2,870	2,609	3,798
Tax on profit	(589)	(926)	(891)	(554)	(1,412)
Underlying profit from continuing operations	1,716	1,908	1,979	2,055	2,386
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	1,716	1,908	1,979	2,055	2,386
Minority interests	175	204	205	234	265
Underlying attributable profit to the Group	1,540	1,704	1,774	1,821	2,121
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	1,540	1,704	1,774	1,821	2,121

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	248,979	244,229	246,736	258,914	258,643
Cash, central banks and credit institutions	129,488	146,756	149,631	141,858	136,689
Debt securities	139,351	131,473	125,708	145,841	142,225
o/w: available for sale	64,895	61,900	62,731	55,832	62,195
Other financial assets	17,736	28,520	25,193	29,110	30,777
Other assets	49,584	45,194	46,302	46,918	45,977
Total assets	585,139	596,171	593,572	622,641	614,310
Customer deposits	245,962	246,520	249,741	248,635	256,399
Central banks and credit institutions	88,435	79,483	74,803	93,399	87,342
Debt securities issued	108,979	112,002	107,490	108,674	98,272
Other financial liabilities	60,843	74,052	73,979	85,672	84,232
Other liabilities	24,410	25,292	26,338	25,938	26,487
Total liabilities	528,629	537,348	532,351	562,318	552,733
Total equity	56,509	58,823	61,221	60,323	61,577
Other managed and marketed customer funds	200,192	200,697	205,304	204,565	215,821
Mutual funds	188,119	188,052	191,749	191,192	201,577
Pension funds	—	—	—	—	—
Managed portfolios	12,072	12,645	13,555	13,373	14,244
Pro memoria:
Gross customer loans w/o repos	262,999	258,811	262,075	275,488	274,402
Funds (customer deposits w/o repos + mutual funds)	330,968	328,491	338,021	342,265	352,564

Mexico

€ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	624	594	30	5.1
Net fee income	180	173	7	3.9
Gains (losses) on financial transactions	33	34	(1)	(2.6)
Other operating income	(13)	(9)	(4)	41.6
Gross income	824	792	32	4.0
Operating expenses	(319)	(322)	3	(0.8)
General administrative expenses	(291)	(293)	2	(0.7)
Personnel	(150)	(152)	3	(1.7)
Other general administrative expenses	(141)	(140)	(1)	0.4
Depreciation and amortisation	(29)	(29)	1	(2.0)
Net operating income	505	470	34	7.3
Net loan-loss provisions	(233)	(221)	(12)	5.4
Other income	(4)	(6)	2	(32.9)
Underlying profit before taxes	267	243	25	10.1
Tax on profit	(56)	(55)	(1)	2.2
Underlying profit from continuing operations	211	187	23	12.5
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	211	187	23	12.5
Minority interests	47	45	3	6.6
Underlying attributable profit to the Group	163	143	20	14.3
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	163	143	20	14.3

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	29,316	28,702	614	2.1
Cash, central banks and credit institutions	14,760	10,883	3,877	35.6
Debt securities	16,200	16,945	(746)	(4.4)
o/w: available for sale	6,978	5,627	1,351	24.0
Other financial assets	6,575	6,502	73	1.1
Other assets	2,958	2,604	354	13.6
Total assets	69,809	65,636	4,173	6.4
Customer deposits	33,971	28,214	5,757	20.4
Central banks and credit institutions	13,283	11,516	1,767	15.3
Debt securities issued	5,429	5,452	(23)	(0.4)
Other financial liabilities	9,785	12,606	(2,821)	(22.4)
Other liabilities	1,842	1,697	145	8.5
Total liabilities	64,311	59,485	4,826	8.1
Total equity	5,498	6,151	(653)	(10.6)
Other managed and marketed customer funds	10,905	11,628	(723)	(6.2)
Mutual funds	10,905	11,628	(723)	(6.2)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	29,996	28,760	1,236	4.3
Funds (customer deposits w/o repos + mutual funds)	39,155	37,245	1,910	5.1
Ratios (%) and other data
RoTE	18.75	12.95	5.81 p.
Efficiency ratio (with amortisations)	38.8	40.7	(1.89 p. )
NPL ratio	2.77	3.06	(0.29 p. )
Coverage ratio	104.8	97.5	7.30 p.
Number of employees	17,580	17,869	(289)	(1.6)
Number of branches	1,389	1,386	3	0.2

Mexico

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	594	579	598	615	624
Net fee income	173	190	169	179	180
Gains (losses) on financial transactions	34	23	38	54	33
Other operating income	(9)	(5)	(9)	(19)	(13)
Gross income	792	786	796	828	824
Operating expenses	(322)	(317)	(311)	(325)	(319)
General administrative expenses	(293)	(289)	(287)	(300)	(291)
Personnel	(152)	(159)	(139)	(156)	(150)
Other general administrative expenses	(140)	(130)	(148)	(144)	(141)
Depreciation and amortisation	(29)	(29)	(24)	(25)	(29)
Net operating income	470	469	486	503	505
Net loan-loss provisions	(221)	(214)	(194)	(203)	(233)
Other income	(6)	(11)	(5)	(8)	(4)
Underlying profit before taxes	243	244	288	293	267
Tax on profit	(55)	(52)	(65)	(75)	(56)
Underlying profit from continuing operations	187	192	223	217	211
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	187	192	223	217	211
Minority interests	45	46	51	49	47
Underlying attributable profit to the Group	143	146	172	169	163
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	143	146	172	169	163

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	28,702	28,215	27,757	27,315	29,316
Cash, central banks and credit institutions	10,883	11,493	11,432	13,362	14,760
Debt securities	16,945	15,801	13,064	14,124	16,200
o/w: available for sale	5,627	6,734	6,590	7,088	6,978
Other financial assets	6,502	6,739	6,923	7,722	6,575
Other assets	2,604	2,379	2,477	2,590	2,958
Total assets	65,636	64,628	61,653	65,112	69,809
Customer deposits	28,214	27,497	25,982	28,910	33,971
Central banks and credit institutions	11,516	10,159	9,820	11,269	13,283
Debt securities issued	5,452	5,410	5,229	5,393	5,429
Other financial liabilities	12,606	14,195	13,216	12,648	9,785
Other liabilities	1,697	1,707	1,941	2,037	1,842
Total liabilities	59,485	58,967	56,188	60,257	64,311
Total equity	6,151	5,661	5,465	4,855	5,498
Other managed and marketed customer funds	11,628	11,359	10,937	10,242	10,905
Mutual funds	11,628	11,359	10,937	10,242	10,905
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	28,760	28,790	28,490	28,017	29,996
Funds (customer deposits w/o repos + mutual funds)	37,245	36,939	34,804	36,438	39,155
Other information
NPL ratio	3.06	3.01	2.95	2.76	2.77
Coverage ratio	97.5	102.3	101.9	103.8	104.8
Cost of credit	2.95	2.96	2.86	2.86	2.94

Mexico

Constant € million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	624	547	77	14.0
Net fee income	180	160	20	12.7
Gains (losses) on financial transactions	33	31	2	5.7
Other operating income	(13)	(9)	(5)	53.7
Gross income	824	730	94	12.9
Operating expenses	(319)	(297)	(23)	7.7
General administrative expenses	(291)	(270)	(21)	7.8
Personnel	(150)	(140)	(9)	6.7
Other general administrative expenses	(141)	(129)	(12)	9.0
Depreciation and amortisation	(29)	(27)	(2)	6.3
Net operating income	505	433	72	16.5
Net loan-loss provisions	(233)	(204)	(29)	14.4
Other income	(4)	(6)	2	(27.1)
Underlying profit before taxes	267	223	44	19.6
Tax on profit	(56)	(51)	(6)	10.9
Underlying profit from continuing operations	211	173	38	22.1
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	211	173	38	22.1
Minority interests	47	41	6	15.7
Underlying attributable profit to the Group	163	132	32	24.1
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	163	132	32	24.1

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	29,316	28,090	1,227	4.4
Cash, central banks and credit institutions	14,760	10,651	4,109	38.6
Debt securities	16,200	16,583	(384)	(2.3)
o/w: available for sale	6,978	5,507	1,471	26.7
Other financial assets	6,575	6,363	212	3.3
Other assets	2,958	2,548	410	16.1
Total assets	69,809	64,235	5,573	8.7
Customer deposits	33,971	27,612	6,359	23.0
Central banks and credit institutions	13,283	11,270	2,013	17.9
Debt securities issued	5,429	5,336	94	1.8
Other financial liabilities	9,785	12,337	(2,552)	(20.7)
Other liabilities	1,842	1,661	181	10.9
Total liabilities	64,311	58,216	6,095	10.5
Total equity	5,498	6,019	(522)	(8.7)
Other managed and marketed customer funds	10,905	11,380	(475)	(4.2)
Mutual funds	10,905	11,380	(475)	(4.2)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	29,996	28,146	1,850	6.6
Funds (customer deposits w/o repos + mutual funds)	39,155	36,450	2,705	7.4

Mexico

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	547	548	579	607	624
Net fee income	160	179	164	177	180
Gains (losses) on financial transactions	31	22	37	52	33
Other operating income	(9)	(5)	(8)	(19)	(13)
Gross income	730	744	772	818	824
Operating expenses	(297)	(300)	(301)	(321)	(319)
General administrative expenses	(270)	(273)	(278)	(296)	(291)
Personnel	(140)	(150)	(135)	(154)	(150)
Other general administrative expenses	(129)	(123)	(143)	(142)	(141)
Depreciation and amortisation	(27)	(27)	(23)	(24)	(29)
Net operating income	433	444	470	497	505
Net loan-loss provisions	(204)	(202)	(188)	(201)	(233)
Other income	(6)	(11)	(5)	(7)	(4)
Underlying profit before taxes	223	231	278	289	267
Tax on profit	(51)	(49)	(62)	(74)	(56)
Underlying profit from continuing operations	173	182	215	215	211
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	173	182	215	215	211
Minority interests	41	44	49	48	47
Underlying attributable profit to the Group	132	138	166	166	163
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	132	138	166	166	163

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	28,090	29,085	30,144	29,709	29,316
Cash, central banks and credit institutions	10,651	11,848	12,415	14,533	14,760
Debt securities	16,583	16,289	14,187	15,362	16,200
o/w: available for sale	5,507	6,941	7,157	7,709	6,978
Other financial assets	6,363	6,947	7,519	8,398	6,575
Other assets	2,548	2,452	2,690	2,817	2,958
Total assets	64,235	66,621	66,954	70,819	69,809
Customer deposits	27,612	28,345	28,216	31,444	33,971
Central banks and credit institutions	11,270	10,472	10,664	12,257	13,283
Debt securities issued	5,336	5,576	5,678	5,866	5,429
Other financial liabilities	12,337	14,632	14,353	13,756	9,785
Other liabilities	1,661	1,759	2,108	2,215	1,842
Total liabilities	58,216	60,785	61,020	65,538	64,311
Total equity	6,019	5,835	5,935	5,281	5,498
Other managed and marketed customer funds	11,380	11,709	11,877	11,140	10,905
Mutual funds	11,380	11,709	11,877	11,140	10,905
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	28,146	29,677	30,940	30,472	29,996
Funds (customer deposits w/o repos + mutual funds)	36,450	38,078	37,797	39,632	39,155

Mexico

Million pesos

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	13,465	11,808	1,657	14.0
Net fee income	3,883	3,445	439	12.7
Gains (losses) on financial transactions	718	679	39	5.7
Other operating income	(286)	(186)	(100)	53.7
Gross income	17,779	15,745	2,034	12.9
Operating expenses	(6,894)	(6,402)	(491)	7.7
General administrative expenses	(6,271)	(5,817)	(454)	7.8
Personnel	(3,233)	(3,030)	(203)	6.7
Other general administrative expenses	(3,038)	(2,787)	(251)	9.0
Depreciation and amortisation	(623)	(586)	(37)	6.3
Net operating income	10,886	9,343	1,543	16.5
Net loan-loss provisions	(5,032)	(4,399)	(633)	14.4
Other income	(90)	(123)	33	(27.1)
Underlying profit before taxes	5,764	4,821	943	19.6
Tax on profit	(1,217)	(1,097)	(120)	10.9
Underlying profit from continuing operations	4,548	3,724	824	22.1
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	4,548	3,724	824	22.1
Minority interests	1,025	886	139	15.7
Underlying attributable profit to the Group	3,523	2,839	684	24.1
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	3,523	2,839	684	24.1

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	586,841	562,286	24,555	4.4
Cash, central banks and credit institutions	295,456	213,208	82,248	38.6
Debt securities	324,275	331,959	(7,684)	(2.3)
o/w: available for sale	139,676	110,231	29,445	26.7
Other financial assets	131,618	127,371	4,248	3.3
Other assets	59,203	51,004	8,199	16.1
Total assets	1,397,394	1,285,828	111,566	8.7
Customer deposits	680,013	552,715	127,298	23.0
Central banks and credit institutions	265,900	225,602	40,299	17.9
Debt securities issued	108,677	106,804	1,873	1.8
Other financial liabilities	195,878	246,965	(51,087)	(20.7)
Other liabilities	36,878	33,251	3,627	10.9
Total liabilities	1,287,346	1,165,337	122,010	10.5
Total equity	110,047	120,491	(10,444)	(8.7)
Other managed and marketed customer funds	218,284	227,797	(9,513)	(4.2)
Mutual funds	218,284	227,797	(9,513)	(4.2)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	600,451	563,420	37,031	6.6
Funds (customer deposits w/o repos + mutual funds)	783,787	729,637	54,150	7.4

Mexico

Million pesos

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	11,808	11,823	12,488	13,099	13,465
Net fee income	3,445	3,867	3,540	3,823	3,883
Gains (losses) on financial transactions	679	474	799	1,127	718
Other operating income	(186)	(110)	(180)	(404)	(286)
Gross income	15,745	16,054	16,647	17,645	17,779
Operating expenses	(6,402)	(6,479)	(6,497)	(6,922)	(6,894)
General administrative expenses	(5,817)	(5,896)	(6,001)	(6,395)	(6,271)
Personnel	(3,030)	(3,246)	(2,905)	(3,329)	(3,233)
Other general administrative expenses	(2,787)	(2,650)	(3,096)	(3,065)	(3,038)
Depreciation and amortisation	(586)	(583)	(496)	(527)	(623)
Net operating income	9,343	9,576	10,151	10,723	10,886
Net loan-loss provisions	(4,399)	(4,364)	(4,062)	(4,337)	(5,032)
Other income	(123)	(233)	(98)	(161)	(90)
Underlying profit before taxes	4,821	4,979	5,990	6,225	5,764
Tax on profit	(1,097)	(1,060)	(1,346)	(1,596)	(1,217)
Underlying profit from continuing operations	3,724	3,919	4,643	4,629	4,548
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	3,724	3,919	4,643	4,629	4,548
Minority interests	886	939	1,067	1,040	1,025
Underlying attributable profit to the Group	2,839	2,979	3,577	3,589	3,523
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	2,839	2,979	3,577	3,589	3,523

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	562,286	582,206	603,403	594,704	586,841
Cash, central banks and credit institutions	213,208	237,163	248,519	290,915	295,456
Debt securities	331,959	326,059	283,998	307,500	324,275
o/w: available for sale	110,231	138,950	143,262	154,318	139,676
Other financial assets	127,371	139,064	150,504	168,114	131,618
Other assets	51,004	49,086	53,837	56,382	59,203
Total assets	1,285,828	1,333,578	1,340,261	1,417,615	1,397,394
Customer deposits	552,715	567,398	564,813	629,430	680,013
Central banks and credit institutions	225,602	209,625	213,469	245,346	265,900
Debt securities issued	106,804	111,627	113,669	117,418	108,677
Other financial liabilities	246,965	292,904	287,306	275,371	195,878
Other liabilities	33,251	35,217	42,204	44,344	36,878
Total liabilities	1,165,337	1,216,771	1,221,461	1,311,908	1,287,346
Total equity	120,491	116,807	118,800	105,707	110,047
Other managed and marketed customer funds	227,797	234,392	237,753	222,986	218,284
Mutual funds	227,797	234,392	237,753	222,986	218,284
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Pro memoria:
Gross customer loans w/o repos	563,420	594,067	619,334	609,973	600,451
Funds (customer deposits w/o repos + mutual funds)	729,637	762,226	756,611	793,325	783,787

Chile

€ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	485	421	64	15.1
Net fee income	107	88	20	22.3
Gains (losses) on financial transactions	49	48	1	1.4
Other operating income	4	(0)	5	—
Gross income	645	556	89	16.0
Operating expenses	(264)	(235)	(29)	12.2
General administrative expenses	(238)	(216)	(22)	10.4
Personnel	(140)	(128)	(12)	9.7
Other general administrative expenses	(98)	(88)	(10)	11.3
Depreciation and amortisation	(26)	(19)	(6)	32.4
Net operating income	381	321	60	18.7
Net loan-loss provisions	(122)	(109)	(13)	11.7
Other income	2	1	1	41.9
Underlying profit before taxes	261	213	48	22.5
Tax on profit	(47)	(40)	(7)	17.7
Underlying profit from continuing operations	214	173	41	23.6
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	214	173	41	23.6
Minority interests	67	52	15	29.6
Underlying attributable profit to the Group	147	122	26	21.1
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	147	122	26	21.1

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	38,137	33,350	4,787	14.4
Cash, central banks and credit institutions	5,755	5,299	457	8.6
Debt securities	4,494	3,721	773	20.8
o/w: available for sale	3,951	3,517	434	12.3
Other financial assets	2,501	2,620	(119)	(4.5)
Other assets	2,067	1,898	168	8.9
Total assets	52,954	46,888	6,066	12.9
Customer deposits	26,340	24,679	1,661	6.7
Central banks and credit institutions	6,678	6,287	391	6.2
Debt securities issued	10,258	7,282	2,976	40.9
Other financial liabilities	3,384	3,032	352	11.6
Other liabilities	1,218	1,159	59	5.1
Total liabilities	47,877	42,438	5,439	12.8
Total equity	5,077	4,450	627	14.1
Other managed and marketed customer funds	10,545	7,063	3,482	49.3
Mutual funds	7,974	5,079	2,895	57.0
Pension funds	—	—	—	—
Managed portfolios	2,571	1,984	587	29.6
Pro memoria:
Gross customer loans w/o repos	39,259	34,320	4,939	14.4
Funds (customer deposits w/o repos + mutual funds)	34,262	29,702	4,560	15.4
Ratios (%) and other data
RoTE	17.07	16.43	0.63 p.
Efficiency ratio (with amortisations)	40.9	42.3	(1.38 p. )
NPL ratio	4.93	5.45	(0.52 p. )
Coverage ratio	58.9	54.6	4.30 p.
Number of employees	11,858	12,468	(610)	(4.9)
Number of branches	416	471	(55)	(11.7)

Chile

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	421	449	472	521	485
Net fee income	88	85	89	91	107
Gains (losses) on financial transactions	48	42	53	63	49
Other operating income	(0)	1	2	(3)	4
Gross income	556	577	616	672	645
Operating expenses	(235)	(237)	(249)	(265)	(264)
General administrative expenses	(216)	(216)	(225)	(238)	(238)
Personnel	(128)	(139)	(142)	(148)	(140)
Other general administrative expenses	(88)	(76)	(83)	(90)	(98)
Depreciation and amortisation	(19)	(21)	(23)	(27)	(26)
Net operating income	321	339	368	407	381
Net loan-loss provisions	(109)	(127)	(146)	(131)	(122)
Other income	1	(1)	6	(35)	2
Underlying profit before taxes	213	211	228	241	261
Tax on profit	(40)	(31)	(42)	(46)	(47)
Underlying profit from continuing operations	173	181	187	195	214
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	173	181	187	195	214
Minority interests	52	55	58	58	67
Underlying attributable profit to the Group	122	126	129	137	147
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	122	126	129	137	147

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	33,350	35,322	35,883	37,662	38,137
Cash, central banks and credit institutions	5,299	6,290	5,327	5,955	5,755
Debt securities	3,721	3,767	4,197	5,348	4,494
o/w: available for sale	3,517	3,241	3,869	4,787	3,951
Other financial assets	2,620	2,722	2,580	2,474	2,501
Other assets	1,898	1,939	1,952	2,065	2,067
Total assets	46,888	50,041	49,939	53,505	52,954
Customer deposits	24,679	25,636	25,460	27,317	26,340
Central banks and credit institutions	6,287	7,305	6,783	7,172	6,678
Debt securities issued	7,282	8,419	9,165	10,174	10,258
Other financial liabilities	3,032	3,299	2,939	2,794	3,384
Other liabilities	1,159	1,112	1,107	1,226	1,218
Total liabilities	42,438	45,771	45,453	48,683	47,877
Total equity	4,450	4,270	4,486	4,822	5,077
Other managed and marketed customer funds	7,063	8,044	9,941	9,903	10,545
Mutual funds	5,079	5,603	7,449	7,321	7,974
Pension funds	—	—	—	—	—
Managed portfolios	1,984	2,441	2,492	2,582	2,571
Pro memoria:
Gross customer loans w/o repos	34,320	36,337	36,945	38,800	39,259
Funds (customer deposits w/o repos + mutual funds)	29,702	31,207	32,850	34,559	34,262
Other information
NPL ratio	5.45	5.28	5.12	5.05	4.93
Coverage ratio	54.6	55.5	58.1	59.1	58.9
Cost of credit	1.58	1.59	1.55	1.43	1.42

Chile

Constant € million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	485	466	19	4.0
Net fee income	107	97	10	10.5
Gains (losses) on financial transactions	49	53	(4)	(8.4)
Other operating income	4	(0)	5	—
Gross income	645	616	29	4.8
Operating expenses	(264)	(260)	(4)	1.3
General administrative expenses	(238)	(239)	1	(0.3)
Personnel	(140)	(142)	1	(0.9)
Other general administrative expenses	(98)	(97)	(1)	0.5
Depreciation and amortisation	(26)	(21)	(4)	19.6
Net operating income	381	355	26	7.3
Net loan-loss provisions	(122)	(121)	(1)	0.9
Other income	2	2	0	28.2
Underlying profit before taxes	261	236	25	10.7
Tax on profit	(47)	(44)	(3)	6.3
Underlying profit from continuing operations	214	192	22	11.7
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	214	192	22	11.7
Minority interests	67	57	10	17.1
Underlying attributable profit to the Group	147	135	13	9.4
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	147	135	13	9.4

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	38,137	35,820	2,317	6.5
Cash, central banks and credit institutions	5,755	5,691	64	1.1
Debt securities	4,494	3,996	498	12.5
o/w: available for sale	3,951	3,778	173	4.6
Other financial assets	2,501	2,814	(313)	(11.1)
Other assets	2,067	2,039	28	1.4
Total assets	52,954	50,360	2,593	5.1
Customer deposits	26,340	26,506	(167)	(0.6)
Central banks and credit institutions	6,678	6,752	(75)	(1.1)
Debt securities issued	10,258	7,821	2,437	31.2
Other financial liabilities	3,384	3,256	127	3.9
Other liabilities	1,218	1,245	(27)	(2.2)
Total liabilities	47,877	45,581	2,296	5.0
Total equity	5,077	4,779	297	6.2
Other managed and marketed customer funds	10,545	7,586	2,959	39.0
Mutual funds	7,974	5,455	2,519	46.2
Pension funds	—	—	—	—
Managed portfolios	2,571	2,131	440	20.6
Pro memoria:
Gross customer loans w/o repos	39,259	36,862	2,397	6.5
Funds (customer deposits w/o repos + mutual funds)	34,262	31,901	2,361	7.4

Chile

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	466	493	500	538	485
Net fee income	97	93	94	94	107
Gains (losses) on financial transactions	53	46	56	65	49
Other operating income	(0)	1	3	(4)	4
Gross income	616	632	653	693	645
Operating expenses	(260)	(260)	(263)	(273)	(264)
General administrative expenses	(239)	(237)	(238)	(245)	(238)
Personnel	(142)	(153)	(150)	(153)	(140)
Other general administrative expenses	(97)	(84)	(88)	(93)	(98)
Depreciation and amortisation	(21)	(24)	(25)	(28)	(26)
Net operating income	355	372	390	420	381
Net loan-loss provisions	(121)	(140)	(155)	(135)	(122)
Other income	2	(1)	7	(37)	2
Underlying profit before taxes	236	232	242	248	261
Tax on profit	(44)	(34)	(44)	(48)	(47)
Underlying profit from continuing operations	192	198	197	200	214
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	192	198	197	200	214
Minority interests	57	60	61	60	67
Underlying attributable profit to the Group	135	138	136	141	147
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	135	138	136	141	147

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	35,820	36,638	37,059	37,518	38,137
Cash, central banks and credit institutions	5,691	6,524	5,502	5,933	5,755
Debt securities	3,996	3,908	4,335	5,327	4,494
o/w: available for sale	3,778	3,362	3,996	4,769	3,951
Other financial assets	2,814	2,824	2,665	2,465	2,501
Other assets	2,039	2,011	2,016	2,057	2,067
Total assets	50,360	51,905	51,576	53,300	52,954
Customer deposits	26,506	26,591	26,295	27,212	26,340
Central banks and credit institutions	6,752	7,577	7,005	7,144	6,678
Debt securities issued	7,821	8,733	9,465	10,135	10,258
Other financial liabilities	3,256	3,422	3,035	2,783	3,384
Other liabilities	1,245	1,153	1,143	1,221	1,218
Total liabilities	45,581	47,476	46,943	48,496	47,877
Total equity	4,779	4,429	4,633	4,804	5,077
Other managed and marketed customer funds	7,586	8,344	10,266	9,865	10,545
Mutual funds	5,455	5,812	7,693	7,293	7,974
Pension funds	—	—	—	—	—
Managed portfolios	2,131	2,532	2,573	2,572	2,571
Pro memoria:
Gross customer loans w/o repos	36,862	37,691	38,156	38,651	39,259
Funds (customer deposits w/o repos + mutual funds)	31,901	32,370	33,926	34,426	34,262

Chile

Ch$ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	338,397	325,329	13,068	4.0
Net fee income	74,713	67,614	7,099	10.5
Gains (losses) on financial transactions	33,923	37,034	(3,111)	(8.4)
Other operating income	3,104	(294)	3,397	—
Gross income	450,136	429,684	20,453	4.8
Operating expenses	(184,039)	(181,590)	(2,449)	1.3
General administrative expenses	(166,097)	(166,585)	488	(0.3)
Personnel	(97,904)	(98,758)	854	(0.9)
Other general administrative expenses	(68,193)	(67,827)	(366)	0.5
Depreciation and amortisation	(17,942)	(15,005)	(2,937)	19.6
Net operating income	266,097	248,094	18,004	7.3
Net loan-loss provisions	(85,110)	(84,383)	(728)	0.9
Other income	1,438	1,122	316	28.2
Underlying profit before taxes	182,425	164,833	17,592	10.7
Tax on profit	(32,967)	(31,008)	(1,959)	6.3
Underlying profit from continuing operations	149,458	133,824	15,634	11.7
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	149,458	133,824	15,634	11.7
Minority interests	46,662	39,853	6,809	17.1
Underlying attributable profit to the Group	102,796	93,971	8,824	9.4
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	102,796	93,971	8,824	9.4

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	27,090,035	25,444,315	1,645,720	6.5
Cash, central banks and credit institutions	4,088,243	4,042,699	45,545	1.1
Debt securities	3,192,349	2,838,770	353,578	12.5
o/w: available for sale	2,806,374	2,683,401	122,972	4.6
Other financial assets	1,776,298	1,998,612	(222,315)	(11.1)
Other assets	1,468,154	1,448,439	19,715	1.4
Total assets	37,615,078	35,772,836	1,842,243	5.1
Customer deposits	18,710,110	18,828,541	(118,431)	(0.6)
Central banks and credit institutions	4,743,311	4,796,453	(53,142)	(1.1)
Debt securities issued	7,286,791	5,555,623	1,731,167	31.2
Other financial liabilities	2,403,501	2,313,004	90,497	3.9
Other liabilities	865,297	884,425	(19,128)	(2.2)
Total liabilities	34,009,009	32,378,046	1,630,963	5.0
Total equity	3,606,069	3,394,789	211,279	6.2
Other managed and marketed customer funds	7,490,536	5,388,674	2,101,862	39.0
Mutual funds	5,664,324	3,874,931	1,789,393	46.2
Pension funds	—	—	—	—
Managed portfolios	1,826,212	1,513,743	312,469	20.6
Pro memoria:
Gross customer loans w/o repos	27,887,238	26,184,564	1,702,674	6.5
Funds (customer deposits w/o repos + mutual funds)	24,337,742	22,660,754	1,676,988	7.4

Chile

Ch$ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	325,329	343,821	348,660	375,384	338,397
Net fee income	67,614	64,888	65,511	65,576	74,713
Gains (losses) on financial transactions	37,034	32,085	39,412	45,272	33,923
Other operating income	(294)	480	1,831	(2,520)	3,104
Gross income	429,684	441,275	455,415	483,712	450,136
Operating expenses	(181,590)	(181,527)	(183,568)	(190,647)	(184,039)
General administrative expenses	(166,585)	(165,096)	(166,393)	(171,048)	(166,097)
Personnel	(98,758)	(106,658)	(105,004)	(106,459)	(97,904)
Other general administrative expenses	(67,827)	(58,438)	(61,389)	(64,589)	(68,193)
Depreciation and amortisation	(15,005)	(16,431)	(17,175)	(19,599)	(17,942)
Net operating income	248,094	259,748	271,847	293,065	266,097
Net loan-loss provisions	(84,383)	(97,590)	(107,930)	(93,949)	(85,110)
Other income	1,122	(391)	4,785	(25,975)	1,438
Underlying profit before taxes	164,833	161,767	168,702	173,141	182,425
Tax on profit	(31,008)	(23,567)	(31,005)	(33,290)	(32,967)
Underlying profit from continuing operations	133,824	138,200	137,697	139,851	149,458
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	133,824	138,200	137,697	139,851	149,458
Minority interests	39,853	41,760	42,527	41,620	46,662
Underlying attributable profit to the Group	93,971	96,441	95,170	98,231	102,796
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the Group	93,971	96,441	95,170	98,231	102,796

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	25,444,315	26,025,341	26,324,073	26,650,173	27,090,035
Cash, central banks and credit institutions	4,042,699	4,634,225	3,908,055	4,214,140	4,088,243
Debt securities	2,838,770	2,775,866	3,079,143	3,784,281	3,192,349
o/w: available for sale	2,683,401	2,388,312	2,838,304	3,387,294	2,806,374
Other financial assets	1,998,612	2,005,901	1,892,773	1,750,803	1,776,298
Other assets	1,448,439	1,428,450	1,432,131	1,461,434	1,468,154
Total assets	35,772,836	36,869,784	36,636,175	37,860,830	37,615,078
Customer deposits	18,828,541	18,888,392	18,677,990	19,329,985	18,710,110
Central banks and credit institutions	4,796,453	5,382,135	4,975,999	5,074,896	4,743,311
Debt securities issued	5,555,623	6,203,020	6,723,315	7,199,090	7,286,791
Other financial liabilities	2,313,004	2,430,858	2,156,011	1,977,197	2,403,501
Other liabilities	884,425	819,257	811,973	867,395	865,297
Total liabilities	32,378,046	33,723,662	33,345,288	34,448,564	34,009,009
Total equity	3,394,789	3,146,121	3,290,887	3,412,267	3,606,069
Other managed and marketed customer funds	5,388,674	5,926,964	7,292,631	7,007,472	7,490,536
Mutual funds	3,874,931	4,128,341	5,464,596	5,180,724	5,664,324
Pension funds	—	—	—	—	—
Managed portfolios	1,513,743	1,798,623	1,828,035	1,826,748	1,826,212
Pro memoria:
Gross customer loans w/o repos	26,184,564	26,772,960	27,103,318	27,455,108	27,887,238
Funds (customer deposits w/o repos + mutual funds)	22,660,754	22,993,327	24,099,193	24,454,122	24,337,742

USA

€ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	1,489	1,548	(59)	(3.8)
Net fee income	273	283	(10)	(3.5)
Gains (losses) on financial transactions	(5)	20	(26)	—
Other operating income	122	116	6	5.3
Gross income	1,879	1,968	(88)	(4.5)
Operating expenses	(837)	(777)	(60)	7.8
General administrative expenses	(757)	(703)	(54)	7.7
Personnel	(445)	(416)	(29)	7.0
Other general administrative expenses	(312)	(287)	(25)	8.7
Depreciation and amortisation	(80)	(74)	(6)	8.2
Net operating income	1,042	1,191	(149)	(12.5)
Net loan-loss provisions	(811)	(861)	51	(5.9)
Other income	(32)	(66)	33	(50.7)
Underlying profit before taxes	199	264	(65)	(24.5)
Tax on profit	(61)	(103)	42	(40.6)
Underlying profit from continuing operations	138	160	(23)	(14.2)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	138	160	(23)	(14.2)
Minority interests	43	79	(36)	(45.8)
Underlying attributable profit to the Group	95	82	13	16.3
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	95	82	13	16.3

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	81,841	80,836	1,006	1.2
Cash, central banks and credit institutions	20,457	20,785	(328)	(1.6)
Debt securities	19,059	19,108	(48)	(0.3)
o/w: available for sale	16,704	17,383	(679)	(3.9)
Other financial assets	3,041	3,103	(61)	(2.0)
Other assets	13,269	12,037	1,232	10.2
Total assets	137,669	135,868	1,800	1.3
Customer deposits	63,101	59,526	3,575	6.0
Central banks and credit institutions	22,240	32,039	(9,798)	(30.6)
Debt securities issued	28,241	22,413	5,828	26.0
Other financial liabilities	3,032	2,613	419	16.0
Other liabilities	4,493	4,286	207	4.8
Total liabilities	121,108	120,877	231	0.2
Total equity	16,561	14,991	1,569	10.5
Other managed and marketed customer funds	18,423	18,293	129	0.7
Mutual funds	8,986	6,813	2,173	31.9
Pension funds	—	—	—	—
Managed portfolios	9,437	11,481	(2,044)	(17.8)
Pro memoria:
Gross customer loans w/o repos	85,906	84,897	1,009	1.2
Funds (customer deposits w/o repos + mutual funds)	71,818	65,983	5,835	8.8
Ratios (%) and other data
RoTE	2.81	2.70	0.11 p.
Efficiency ratio (with amortisations)	44.6	39.5	5.07 p.
NPL ratio	2.43	2.19	0.24 p.
Coverage ratio	202.4	221.1	(18.70 p. )
Number of employees	17,679	18,229	(550)	(3.0)
Number of branches	764	773	(9)	(1.2)

USA

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	1,548	1,462	1,456	1,451	1,489
Net fee income	283	293	268	257	273
Gains (losses) on financial transactions	20	8	10	(16)	(5)
Other operating income	116	126	133	117	122
Gross income	1,968	1,888	1,867	1,809	1,879
Operating expenses	(777)	(774)	(784)	(864)	(837)
General administrative expenses	(703)	(697)	(706)	(777)	(757)
Personnel	(416)	(400)	(406)	(414)	(445)
Other general administrative expenses	(287)	(297)	(299)	(363)	(312)
Depreciation and amortisation	(74)	(77)	(78)	(87)	(80)
Net operating income	1,191	1,114	1,083	946	1,042
Net loan-loss provisions	(861)	(704)	(776)	(867)	(811)
Other income	(66)	(13)	(3)	(8)	(32)
Underlying profit before taxes	264	397	304	71	199
Tax on profit	(103)	(143)	(91)	(17)	(61)
Underlying profit from continuing operations	160	253	213	54	138
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	160	253	213	54	138
Minority interests	79	95	72	40	43
Underlying attributable profit to the Group	82	159	141	14	95
Net capital gains and provisions*	—	—	—	(32)	—
Attributable profit to the Group	82	159	141	(19)	95

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	80,836	83,144	82,007	85,389	81,841
Cash, central banks and credit institutions	20,785	17,625	16,621	16,970	20,457
Debt securities	19,108	18,714	15,296	17,940	19,059
o/w: available for sale	17,383	16,957	13,776	15,437	16,704
Other financial assets	3,103	3,146	3,110	3,566	3,041
Other assets	12,037	12,576	12,733	13,526	13,269
Total assets	135,868	135,205	129,768	137,390	137,669
Customer deposits	59,526	59,382	60,166	64,460	63,101
Central banks and credit institutions	32,039	26,738	22,268	22,264	22,240
Debt securities issued	22,413	25,933	24,588	26,340	28,241
Other financial liabilities	2,613	2,867	2,377	2,907	3,032
Other liabilities	4,286	4,553	4,560	4,770	4,493
Total liabilities	120,877	119,473	113,959	120,740	121,108
Total equity	14,991	15,732	15,809	16,650	16,561
Other managed and marketed customer funds	18,293	19,212	19,699	18,827	18,423
Mutual funds	6,813	6,979	6,958	9,947	8,986
Pension funds	—	—	—	—	—
Managed portfolios	11,481	12,233	12,740	8,880	9,437
Pro memoria:
Gross customer loans w/o repos	84,897	87,467	86,042	89,638	85,906
Funds (customer deposits w/o repos + mutual funds)	65,983	66,113	66,824	74,166	71,818
Other information
NPL ratio	2.19	2.24	2.24	2.28	2.43
Coverage ratio	221.1	220.6	216.2	214.4	202.4
Cost of credit	3.85	3.77	3.80	3.68	3.63

(*).-In 4Q’16 restatement Santander Consumer USA.

USA

Constant € million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	1,489	1,602	(113)	(7.0)
Net fee income	273	293	(20)	(6.8)
Gains (losses) on financial transactions	(5)	21	(27)	—
Other operating income	122	120	2	1.7
Gross income	1,879	2,037	(157)	(7.7)
Operating expenses	(837)	(804)	(33)	4.1
General administrative expenses	(757)	(727)	(30)	4.1
Personnel	(445)	(430)	(15)	3.4
Other general administrative expenses	(312)	(297)	(15)	5.0
Depreciation and amortisation	(80)	(77)	(4)	4.6
Net operating income	1,042	1,232	(190)	(15.4)
Net loan-loss provisions	(811)	(891)	81	(9.1)
Other income	(32)	(68)	36	(52.4)
Underlying profit before taxes	199	273	(74)	(27.1)
Tax on profit	(61)	(107)	46	(42.6)
Underlying profit from continuing operations	138	166	(28)	(17.1)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	138	166	(28)	(17.1)
Minority interests	43	81	(39)	(47.6)
Underlying attributable profit to the Group	95	85	10	12.4
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	95	85	10	12.4

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	81,841	86,083	(4,242)	(4.9)
Cash, central banks and credit institutions	20,457	22,134	(1,677)	(7.6)
Debt securities	19,059	20,348	(1,289)	(6.3)
o/w: available for sale	16,704	18,511	(1,807)	(9.8)
Other financial assets	3,041	3,304	(263)	(7.9)
Other assets	13,269	12,819	451	3.5
Total assets	137,669	144,688	(7,019)	(4.9)
Customer deposits	63,101	63,390	(289)	(0.5)
Central banks and credit institutions	22,240	34,119	(11,878)	(34.8)
Debt securities issued	28,241	23,868	4,373	18.3
Other financial liabilities	3,032	2,783	249	9.0
Other liabilities	4,493	4,564	(71)	(1.6)
Total liabilities	121,108	128,724	(7,616)	(5.9)
Total equity	16,561	15,964	596	3.7
Other managed and marketed customer funds	18,423	19,481	(1,058)	(5.4)
Mutual funds	8,986	7,255	1,731	23.9
Pension funds	—	—	—	—
Managed portfolios	9,437	12,226	(2,789)	(22.8)
Pro memoria:
Gross customer loans w/o repos	85,906	90,408	(4,502)	(5.0)
Funds (customer deposits w/o repos + mutual funds)	71,818	70,266	1,552	2.2

USA

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	1,602	1,552	1,527	1,466	1,489
Net fee income	293	311	281	260	273
Gains (losses) on financial transactions	21	8	10	(17)	(5)
Other operating income	120	133	140	118	122
Gross income	2,037	2,004	1,958	1,827	1,879
Operating expenses	(804)	(821)	(822)	(876)	(837)
General administrative expenses	(727)	(739)	(740)	(788)	(757)
Personnel	(430)	(424)	(426)	(419)	(445)
Other general administrative expenses	(297)	(315)	(314)	(369)	(312)
Depreciation and amortisation	(77)	(82)	(82)	(88)	(80)
Net operating income	1,232	1,183	1,136	951	1,042
Net loan-loss provisions	(891)	(749)	(814)	(879)	(811)
Other income	(68)	(15)	(3)	(8)	(32)
Underlying profit before taxes	273	419	319	65	199
Tax on profit	(107)	(152)	(95)	(14)	(61)
Underlying profit from continuing operations	166	268	224	51	138
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	166	268	224	51	138
Minority interests	81	100	76	40	43
Underlying attributable profit to the Group	85	167	148	11	95
Net capital gains and provisions*	—	—	—	(34)	—
Attributable profit to the Group	85	167	148	(23)	95

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	86,083	86,341	85,612	84,191	81,841
Cash, central banks and credit institutions	22,134	18,303	17,352	16,732	20,457
Debt securities	20,348	19,433	15,968	17,688	19,059
o/w: available for sale	18,511	17,609	14,381	15,221	16,704
Other financial assets	3,304	3,267	3,247	3,516	3,041
Other assets	12,819	13,060	13,293	13,336	13,269
Total assets	144,688	140,403	135,473	135,462	137,669
Customer deposits	63,390	61,665	62,811	63,555	63,101
Central banks and credit institutions	34,119	27,766	23,247	21,951	22,240
Debt securities issued	23,868	26,930	25,669	25,970	28,241
Other financial liabilities	2,783	2,977	2,482	2,866	3,032
Other liabilities	4,564	4,728	4,760	4,703	4,493
Total liabilities	128,724	124,066	118,969	119,046	121,108
Total equity	15,964	16,337	16,504	16,416	16,561
Other managed and marketed customer funds	19,481	19,951	20,565	18,563	18,423
Mutual funds	7,255	7,247	7,264	9,807	8,986
Pension funds	—	—	—	—	—
Managed portfolios	12,226	12,704	13,300	8,755	9,437
Pro memoria:
Gross customer loans w/o repos	90,408	90,830	89,824	88,381	85,906
Funds (customer deposits w/o repos + mutual funds)	70,266	68,654	69,762	73,125	71,818

(*).-In 4Q’16 restatement Santander Consumer USA.

USA

US$ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	1,586	1,706	(120)	(7.0)
Net fee income	291	312	(21)	(6.8)
Gains (losses) on financial transactions	(6)	23	(28)	—
Other operating income	130	128	2	1.7
Gross income	2,001	2,168	(167)	(7.7)
Operating expenses	(891)	(856)	(35)	4.1
General administrative expenses	(806)	(775)	(32)	4.1
Personnel	(474)	(458)	(16)	3.4
Other general administrative expenses	(333)	(317)	(16)	5.0
Depreciation and amortisation	(85)	(82)	(4)	4.6
Net operating income	1,109	1,312	(203)	(15.4)
Net loan-loss provisions	(863)	(949)	86	(9.1)
Other income	(34)	(72)	38	(52.4)
Underlying profit before taxes	212	291	(79)	(27.1)
Tax on profit	(65)	(114)	49	(42.6)
Underlying profit from continuing operations	147	177	(30)	(17.1)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	147	177	(30)	(17.1)
Minority interests	45	87	(41)	(47.6)
Underlying attributable profit to the Group	101	90	11	12.4
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	101	90	11	12.4

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Customer loans	87,497	92,031	(4,535)	(4.9)
Cash, central banks and credit institutions	21,871	23,664	(1,793)	(7.6)
Debt securities	20,376	21,754	(1,378)	(6.3)
o/w: available for sale	17,858	19,790	(1,932)	(9.8)
Other financial assets	3,251	3,532	(281)	(7.9)
Other assets	14,186	13,705	482	3.5
Total assets	147,182	154,686	(7,504)	(4.9)
Customer deposits	67,461	67,771	(309)	(0.5)
Central banks and credit institutions	23,777	36,476	(12,699)	(34.8)
Debt securities issued	30,193	25,517	4,676	18.3
Other financial liabilities	3,242	2,975	267	9.0
Other liabilities	4,803	4,879	(76)	(1.6)
Total liabilities	129,477	137,618	(8,142)	(5.9)
Total equity	17,705	17,067	638	3.7
Other managed and marketed customer funds	19,696	20,827	(1,131)	(5.4)
Mutual funds	9,607	7,756	1,851	23.9
Pension funds	—	—	—	—
Managed portfolios	10,089	13,071	(2,982)	(22.8)
Pro memoria:
Gross customer loans w/o repos	91,842	96,656	(4,814)	(5.0)
Funds (customer deposits w/o repos + mutual funds)	76,781	75,122	1,659	2.2

USA

US$ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	1,706	1,652	1,625	1,561	1,586
Net fee income	312	331	299	276	291
Gains (losses) on financial transactions	23	9	11	(18)	(6)
Other operating income	128	142	149	125	130
Gross income	2,168	2,133	2,085	1,945	2,001
Operating expenses	(856)	(874)	(875)	(932)	(891)
General administrative expenses	(775)	(787)	(788)	(839)	(806)
Personnel	(458)	(452)	(454)	(446)	(474)
Other general administrative expenses	(317)	(335)	(334)	(393)	(333)
Depreciation and amortisation	(82)	(87)	(87)	(93)	(85)
Net operating income	1,312	1,259	1,210	1,013	1,109
Net loan-loss provisions	(949)	(797)	(867)	(935)	(863)
Other income	(72)	(16)	(3)	(8)	(34)
Underlying profit before taxes	291	446	340	69	212
Tax on profit	(114)	(161)	(102)	(15)	(65)
Underlying profit from continuing operations	177	285	238	54	147
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	177	285	238	54	147
Minority interests	87	107	81	42	45
Underlying attributable profit to the Group	90	178	157	12	101
Net capital gains and provisions*	—	—	—	(36)	—
Attributable profit to the Group	90	178	157	(24)	101

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Customer loans	92,031	92,307	91,528	90,009	87,497
Cash, central banks and credit institutions	23,664	19,567	18,551	17,888	21,871
Debt securities	21,754	20,776	17,072	18,910	20,376
o/w: available for sale	19,790	18,826	15,375	16,273	17,858
Other financial assets	3,532	3,492	3,471	3,758	3,251
Other assets	13,705	13,962	14,211	14,257	14,186
Total assets	154,686	150,105	144,834	144,822	147,182
Customer deposits	67,771	65,926	67,151	67,947	67,461
Central banks and credit institutions	36,476	29,685	24,853	23,468	23,777
Debt securities issued	25,517	28,791	27,443	27,765	30,193
Other financial liabilities	2,975	3,183	2,653	3,064	3,242
Other liabilities	4,879	5,055	5,089	5,028	4,803
Total liabilities	137,618	132,639	127,189	127,272	129,477
Total equity	17,067	17,466	17,645	17,550	17,705
Other managed and marketed customer funds	20,827	21,330	21,986	19,845	19,696
Mutual funds	7,756	7,748	7,766	10,485	9,607
Pension funds	—	—	—	—	—
Managed portfolios	13,071	13,581	14,220	9,360	10,089
Pro memoria:
Gross customer loans w/o repos	96,656	97,106	96,031	94,488	91,842
Funds (customer deposits w/o repos + mutual funds)	75,122	73,398	74,583	78,178	76,781

(*).-In 4Q’16 restatement Santander Consumer USA.

Corporate Centre

€ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	(194)	(169)	(25)	15.1
Net fee income	(4)	(5)	0	(2.2)
Gains (losses) on financial transactions	(119)	(32)	(87)	270.1
Other operating income	(23)	(18)	(5)	29.1
Gross income	(341)	(223)	(117)	52.6
Operating expenses	(119)	(126)	7	(5.2)
Net operating income	(460)	(349)	(111)	31.7
Net loan-loss provisions	(5)	1	(6)	—
Other income	(32)	(5)	(27)	525.3
Underlying profit before taxes	(497)	(353)	(144)	40.7
Tax on profit	26	36	(10)	(26.6)
Underlying profit from continuing operations	(471)	(317)	(153)	48.3
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	(471)	(317)	(153)	48.3
Minority interests	(3)	(6)	3	(54.2)
Underlying attributable profit to the Group	(468)	(311)	(157)	50.3
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	(468)	(311)	(157)	50.3

			Change
	31.03.17	31.03.16	Amount	%
Balance sheet
Debt securities	781	3,178	(2,397)	(75.4)
Goodwill	26,939	26,209	730	2.8
Capital assigned to Group areas	83,902	82,637	1,265	1.5
Other financial assets	10,661	9,470	1,191	12.6
Other assets	15,115	14,761	354	2.4
Total assets	137,398	136,255	1,144	0.8
Debt securities issued	30,740	32,459	(1,719)	(5.3)
Other financial liabilities	2,469	4,903	(2,434)	(49.6)
Other liabilities	12,299	13,410	(1,112)	(8.3)
Total liabilities	45,507	50,772	(5,264)	(10.4)
Total equity	91,891	85,483	6,408	7.5
Other managed and marketed customer funds	52	—	52	—
Mutual funds	52	—	52	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Resources
Number of employees	1,720	1,974	(254)	(12.9)

Corporate Centre

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	(169)	(187)	(194)	(189)	(194)
Net fee income	(5)	(5)	(7)	(14)	(4)
Gains (losses) on financial transactions	(32)	(67)	(97)	(47)	(119)
Other operating income	(18)	15	(18)	(31)	(23)
Gross income	(223)	(244)	(316)	(282)	(341)
Operating expenses	(126)	(120)	(104)	(99)	(119)
Net operating income	(349)	(365)	(421)	(381)	(460)
Net loan-loss provisions	1	(5)	5	0	(5)
Other income	(5)	(55)	(59)	44	(32)
Underlying profit before taxes	(353)	(424)	(474)	(337)	(497)
Tax on profit	36	6	61	39	26
Underlying profit from continuing operations	(317)	(418)	(414)	(299)	(471)
Net profit from discontinued operations	—	0	(0)	0	—
Underlying consolidated profit	(317)	(418)	(414)	(298)	(471)
Minority interests	(6)	(0)	(2)	0	(3)
Underlying attributable profit to the Group	(311)	(418)	(412)	(299)	(468)
Net capital gains and provisions*	—	(186)	—	0	—
Attributable profit to the Group	(311)	(604)	(412)	(299)	(468)

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17
Balance sheet
Debt securities	3,178	3,287	1,259	1,374	781
Goodwill	26,209	26,536	26,143	26,724	26,939
Capital assigned to Group areas	82,637	79,973	78,615	78,537	83,902
Other financial assets	9,470	14,494	13,015	9,872	10,661
Other assets	14,761	15,654	15,416	15,648	15,115
Total assets	136,255	139,944	134,447	132,154	137,398
Debt securities issued	32,459	35,292	33,566	30,922	30,740
Other financial liabilities	4,903	4,877	3,731	4,042	2,469
Other liabilities	13,410	14,809	14,098	12,422	12,299
Total liabilities	50,772	54,978	51,394	47,387	45,507
Total equity	85,483	84,966	83,053	84,768	91,891
Other managed and marketed customer funds	—	—	—	—	52
Mutual funds	—	—	—	—	52
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—

(*).- In 2Q’16, capital gains from the disposal of the stake in Visa Europe and restructuring costs.

Retail Banking

€ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	7,948	7,187	761	10.6
Net fee income	2,448	2,056	392	19.1
Gains (losses) on financial transactions	225	182	43	23.6
Other operating income	185	175	10	5.7
Gross income	10,806	9,600	1,206	12.6
Operating expenses	(4,888)	(4,498)	(390)	8.7
General administrative expenses	(4,434)	(4,109)	(325)	7.9
Personnel	(2,397)	(2,197)	(200)	9.1
Other general administrative expenses	(2,037)	(1,912)	(125)	6.5
Depreciation and amortisation	(453)	(389)	(64)	16.5
Net operating income	5,918	5,102	817	16.0
Net loan-loss provisions	(2,242)	(2,161)	(81)	3.8
Other income	(686)	(415)	(270)	65.1
Underlying profit before taxes	2,991	2,525	465	18.4
Tax on profit	(920)	(684)	(236)	34.6
Underlying profit from continuing operations	2,070	1,842	229	12.4
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	2,070	1,842	229	12.4
Minority interests	276	255	21	8.1
Underlying attributable profit to the Group	1,795	1,586	208	13.1
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,795	1,586	208	13.1

Retail Banking

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	7,187	7,220	7,348	7,588	7,948
Net fee income	2,056	2,182	2,269	2,297	2,448
Gains (losses) on financial transactions	182	86	130	303	225
Other operating income	175	136	206	36	185
Gross income	9,600	9,623	9,954	10,223	10,806
Operating expenses	(4,498)	(4,556)	(4,608)	(4,847)	(4,888)
General administrative expenses	(4,109)	(4,146)	(4,199)	(4,404)	(4,434)
Personnel	(2,197)	(2,234)	(2,262)	(2,356)	(2,397)
Other general administrative expenses	(1,912)	(1,912)	(1,937)	(2,048)	(2,037)
Depreciation and amortisation	(389)	(410)	(410)	(442)	(453)
Net operating income	5,102	5,067	5,345	5,376	5,918
Net loan-loss provisions	(2,161)	(1,957)	(2,278)	(2,299)	(2,242)
Other income	(415)	(433)	(314)	(524)	(686)
Underlying profit before taxes	2,525	2,677	2,754	2,553	2,991
Tax on profit	(684)	(770)	(771)	(661)	(920)
Underlying profit from continuing operations	1,842	1,906	1,982	1,892	2,070
Net profit from discontinued operations	—	0	(0)	—	—
Underlying consolidated profit	1,842	1,906	1,982	1,892	2,070
Minority interests	255	301	289	258	276
Underlying attributable profit to the Group	1,586	1,605	1,694	1,634	1,795
Net capital gains and provisions	—	(4)	—	(169)	—
Attributable profit to the Group	1,586	1,601	1,694	1,465	1,795

Retail Banking

Constant € million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	7,948	7,592	356	4.7
Net fee income	2,448	2,180	268	12.3
Gains (losses) on financial transactions	225	152	73	48.1
Other operating income	185	180	4	2.5
Gross income	10,806	10,104	702	6.9
Operating expenses	(4,888)	(4,707)	(181)	3.8
General administrative expenses	(4,434)	(4,299)	(135)	3.1
Personnel	(2,397)	(2,303)	(94)	4.1
Other general administrative expenses	(2,037)	(1,996)	(41)	2.0
Depreciation and amortisation	(453)	(408)	(45)	11.1
Net operating income	5,918	5,397	521	9.7
Net loan-loss provisions	(2,242)	(2,373)	131	(5.5)
Other income	(686)	(462)	(224)	48.5
Underlying profit before taxes	2,991	2,562	428	16.7
Tax on profit	(920)	(687)	(233)	33.9
Underlying profit from continuing operations	2,070	1,875	196	10.4
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	2,070	1,875	196	10.4
Minority interests	276	264	12	4.5
Underlying attributable profit to the Group	1,795	1,611	184	11.4
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,795	1,611	184	11.4

Retail Banking

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	7,592	7,556	7,577	7,754	7,948
Net fee income	2,180	2,295	2,342	2,363	2,448
Gains (losses) on financial transactions	152	73	145	308	225
Other operating income	180	143	211	35	185
Gross income	10,104	10,068	10,274	10,460	10,806
Operating expenses	(4,707)	(4,731)	(4,743)	(4,958)	(4,888)
General administrative expenses	(4,299)	(4,305)	(4,320)	(4,506)	(4,434)
Personnel	(2,303)	(2,325)	(2,330)	(2,410)	(2,397)
Other general administrative expenses	(1,996)	(1,980)	(1,990)	(2,096)	(2,037)
Depreciation and amortisation	(408)	(426)	(423)	(452)	(453)
Net operating income	5,397	5,336	5,531	5,502	5,918
Net loan-loss provisions	(2,373)	(2,107)	(2,391)	(2,382)	(2,242)
Other income	(462)	(463)	(314)	(536)	(686)
Underlying profit before taxes	2,562	2,766	2,826	2,585	2,991
Tax on profit	(687)	(802)	(793)	(666)	(920)
Underlying profit from continuing operations	1,875	1,965	2,032	1,919	2,070
Net profit from discontinued operations	—	0	(0)	—	—
Underlying consolidated profit	1,875	1,965	2,032	1,919	2,070
Minority interests	264	315	297	262	276
Underlying attributable profit to the Group	1,611	1,649	1,735	1,656	1,795
Net capital gains and provisions	—	(14)	3	(161)	—
Attributable profit to the Group	1,611	1,635	1,738	1,495	1,795

Global Corporate Banking

€ million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	656	618	38	6.2
Net fee income	399	345	54	15.7
Gains (losses) on financial transactions	467	354	113	31.8
Other operating income	43	38	5	13.5
Gross income	1,565	1,355	211	15.5
Operating expenses	(487)	(479)	(8)	1.6
General administrative expenses	(460)	(459)	(1)	0.1
Personnel	(286)	(270)	(17)	6.2
Other general administrative expenses	(173)	(189)	16	(8.5)
Depreciation and amortisation	(27)	(20)	(7)	35.5
Net operating income	1,078	875	203	23.2
Net loan-loss provisions	(132)	(223)	91	(40.8)
Other income	(14)	(1)	(13)	—
Underlying profit before taxes	932	651	281	43.2
Tax on profit	(265)	(189)	(76)	40.5
Underlying profit from continuing operations	667	462	205	44.3
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	667	462	205	44.3
Minority interests	57	41	16	39.0
Underlying attributable profit to the Group	610	421	189	44.8
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	610	421	189	44.8

Global Corporate Banking

€ million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	618	547	657	706	656
Net fee income	345	373	334	355	399
Gains (losses) on financial transactions	354	348	408	147	467
Other operating income	38	97	31	123	43
Gross income	1,355	1,364	1,430	1,331	1,565
Operating expenses	(479)	(496)	(483)	(459)	(487)
General administrative expenses	(459)	(475)	(460)	(436)	(460)
Personnel	(270)	(277)	(274)	(276)	(286)
Other general administrative expenses	(189)	(198)	(186)	(159)	(173)
Depreciation and amortisation	(20)	(21)	(23)	(23)	(27)
Net operating income	875	868	947	872	1,078
Net loan-loss provisions	(223)	(192)	(188)	(55)	(132)
Other income	(1)	(32)	(6)	(37)	(14)
Underlying profit before taxes	651	644	753	781	932
Tax on profit	(189)	(186)	(221)	(192)	(265)
Underlying profit from continuing operations	462	458	532	589	667
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	462	458	532	589	667
Minority interests	41	38	46	48	57
Underlying attributable profit to the Group	421	420	486	541	610
Net capital gains and provisions	—	(58)	—	—	—
Attributable profit to the Group	421	361	486	541	610

Global Corporate Banking

Constant € million

			Change
	1Q 17	1Q 16	Amount	%
Income statement
Net interest income	656	668	(12)	(1.9)
Net fee income	399	360	39	10.8
Gains (losses) on financial transactions	467	380	86	22.7
Other operating income	43	39	4	10.5
Gross income	1,565	1,448	117	8.1
Operating expenses	(487)	(489)	2	(0.4)
General administrative expenses	(460)	(468)	8	(1.7)
Personnel	(286)	(279)	(8)	2.8
Other general administrative expenses	(173)	(189)	16	(8.3)
Depreciation and amortisation	(27)	(22)	(6)	27.2
Net operating income	1,078	959	119	12.4
Net loan-loss provisions	(132)	(243)	111	(45.7)
Other income	(14)	(1)	(13)	—
Underlying profit before taxes	932	714	218	30.5
Tax on profit	(265)	(208)	(57)	27.4
Underlying profit from continuing operations	667	506	161	31.7
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	667	506	161	31.7
Minority interests	57	48	9	19.6
Underlying attributable profit to the Group	610	459	151	33.0
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	610	459	151	33.0

Global Corporate Banking

Constant € million

	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Income statement
Net interest income	668	571	684	726	656
Net fee income	360	387	342	360	399
Gains (losses) on financial transactions	380	376	416	133	467
Other operating income	39	100	31	131	43
Gross income	1,448	1,435	1,472	1,350	1,565
Operating expenses	(489)	(504)	(491)	(467)	(487)
General administrative expenses	(468)	(482)	(468)	(443)	(460)
Personnel	(279)	(284)	(280)	(282)	(286)
Other general administrative expenses	(189)	(198)	(187)	(161)	(173)
Depreciation and amortisation	(22)	(22)	(24)	(24)	(27)
Net operating income	959	930	981	884	1,078
Net loan-loss provisions	(243)	(221)	(203)	(53)	(132)
Other income	(1)	(31)	(6)	(38)	(14)
Underlying profit before taxes	714	678	772	792	932
Tax on profit	(208)	(196)	(227)	(190)	(265)
Underlying profit from continuing operations	506	482	545	602	667
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	506	482	545	602	667
Minority interests	48	42	48	50	57
Underlying attributable profit to the Group	459	440	497	552	610
Net capital gains and provisions	—	(58)	—	—	—
Attributable profit to the Group	459	382	497	552	610

NPL ratio

%

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17

Continental Europe	7.08	6.84	6.43	5.92	5.62
Spain	6.36	6.06	5.82	5.41	5.22
Santander Consumer Finance	3.28	2.95	2.86	2.68	2.62
Poland	5.93	5.84	5.71	5.42	5.20
Portugal	8.55	10.46	9.40	8.81	8.47
United Kingdom	1.49	1.47	1.47	1.41	1.31
Latin America	4.88	4.98	4.94	4.81	4.50
Brazil	5.93	6.11	6.12	5.90	5.36
Mexico	3.06	3.01	2.95	2.76	2.77
Chile	5.45	5.28	5.12	5.05	4.93
USA	2.19	2.24	2.24	2.28	2.43
Operating Areas	4.36	4.32	4.19	3.95	3.77
Total Group	4.33	4.29	4.15	3.93	3.74

Coverage ratio

%

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17

Continental Europe	65.4	61.3	61.3	60.0	60.6
Spain	50.2	47.6	47.6	48.3	49.1
Santander Consumer Finance	111.9	110.6	110.7	109.1	108.9
Poland	67.0	65.8	68.9	61.0	61.2
Portugal	87.7	61.9	57.8	63.7	61.7
United Kingdom	36.5	36.5	36.0	32.9	33.8
Latin America	79.7	81.4	84.5	87.3	90.5
Brazil	83.7	85.3	89.3	93.1	98.1
Mexico	97.5	102.3	101.9	103.8	104.8
Chile	54.6	55.5	58.1	59.1	58.9
USA	221.1	220.6	216.2	214.4	202.4
Operating Areas	73.3	72.0	72.8	73.5	74.6
Total Group	74.0	72.5	72.7	73.8	74.6

Cost of credit

%

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17

Continental Europe	0.60	0.51	0.46	0.44	0.38
Spain	0.54	0.45	0.41	0.37	0.33
Santander Consumer Finance	0.64	0.55	0.49	0.47	0.39
Poland	0.82	0.75	0.76	0.70	0.66
Portugal	0.28	0.21	0.17	0.18	0.07
United Kingdom	0.01	0.03	0.05	0.02	0.03
Latin America	3.39	3.41	3.42	3.37	3.36
Brazil	4.63	4.71	4.87	4.89	4.84
Mexico	2.95	2.96	2.86	2.86	2.94
Chile	1.58	1.59	1.55	1.43	1.42
USA	3.85	3.77	3.80	3.68	3.63
Operating Areas	1.24	1.20	1.20	1.19	1.18
Total Group	1.22	1.19	1.19	1.18	1.17

Risk-weighted assets

€ million

	31.03.16	30.06.16	30.09.16	31.12.16	31.03.17

Continental Europe	218,694	222,774	223,678	222,365	223,129
Spain	101,302	102,302	101,364	102,896	104,189
Santander Consumer Finance	57,186	60,068	62,094	63,226	62,954
Poland	17,653	17,617	17,810	17,430	18,153
Portugal	19,654	19,250	18,778	18,963	19,063
Spain’s real estate activity	15,328	15,865	15,693	11,837	9,911
United Kingdom	111,321	108,624	104,057	98,789	100,348
Latin America	144,179	155,925	154,706	163,016	174,334
Brazil	75,500	86,059	84,898	90,217	94,336
Mexico	26,717	25,780	25,007	25,299	28,148
Chile	28,805	30,397	30,671	32,661	33,510
USA	83,938	85,334	83,124	86,374	84,278
Operating Areas	558,132	572,657	565,565	570,544	582,089
Corporate Centre	13,827	13,363	15,258	17,545	15,034
Total Group	571,959	586,020	580,823	588,089	597,123

Item 4

26th April 2017

1Q'17 Earnings Presentation

José Antonio Álvarez, CEO
José García Cantera, CFO

Simple | Personal | Fair
Santander

26th April 2017 1Q’17 Earnings Presentation José Antonio Álvarez, CEO José García Cantera, CFO

Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries. 2

Content Group performance 1Q’17 Business areas performance 1Q’17 Concluding remarks Appendix Glossary

1Q'17 Financial Highlights

Chg. 1Q'17 / 1Q'16

Strong profit growth	Attributable profit	€1,867 mill.; +14%
		+10% (constant euros)
Revenues increase consistent with our commercial strategy	Net interest income[1]	+4%
	Fee income[1]	+12%
Improved capital adequacy and profitability level	FL CET1	10.66%
	RoTE	12.1%
Committed to generate value for shareholders	EPS	€0.122; +14%
	TNAV/share	€4.26

Santander 4

(1) % change in constant euros

1Q’17 Financial Highlights Chg. 1Q’17 / 1Q’16 Attributable €1,867 mill.;+14% Strong profit growth profit +10% (constant euros) Revenues increase consistent with our Net interest income1 +4% commercial strategy 1 Fee income +12% Improved capital adequacy and profitability level FL CET1 10.66% RoTE 12.1% Committed to generate value for shareholders EPS €0.122; +14% TNAV/share €4.26 4 (1) % change in constant euros

1Q'17 Business Highlights

Chg. Mar'17 / Mar'16

Selective growth:

- Retail banking lending (+2%)
- Demand deposits (+12%); mutual funds (+11%)

Loans	+1%
Customer funds	+5%

Enhanced balance sheet quality and lower cost of credit

NPL ratio	3.74%
Cost of credit	1.17%

Loyal customers: 15.5 million

- Individuals: 14.1 million
- Companies: 1.4 million

Individuals	+1.3 mill.	+10%
Companies	+189k	+16%

Digital customers: 22.1 million

- Mobile: 12.0 million

Digital	+4.2 mill.	+24%
Mobile	+4.4 mill.	+59%

Santander 5

1Q’17 Business Highlights Chg. Mar’17 / Mar’16 Selective growth: Loans +1% —Retail banking lending (+2%) Customer funds +5% —Demand deposits (+12%); mutual funds (+11%) Enhanced balance sheet quality NPL ratio 3.74% and lower cost of credit Cost of credit 1.17% Loyal customers: 15.5 million Individuals +1.3 mill. +10% —Individuals: 14.1 million Companies +189k +16% —Companies: 1.4 million Digital customers: 22.1 million Digital +4.2 mill. +24% —Mobile: 12.0 million Mobile +4.4 mill. +59% 5 Note: Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds. % change in constant euros

Attributable profit rose based on positive revenues, efficiency and loan-loss provisions dynamics € million 1Q’17% /1Q’16% /1Q’16 Constant euros Higher customer revenues Gross income 12,029 12.1 6.2 Operating expenses -5,543 7.5 3.1 Efficiency improvement driven by costs growing below inflation rate and revenues growth Net op. Income 6,486 16.4 8.9 Loan-loss provisions -2,400 -0.4 -9.1 Lower loan-loss provisions and cost of credit PBT 3,311 21.2 16.8 Taxes -1,125 38.8 35.0 Strong profit growth Attributable profit 1,867 14.3 10.0 6

Group profit growth driven by most markets

Group attributable profit

€ million

+10%
+14%
1,697
1,331
1,751
1,639
1,867
1Q'16
2Q
3Q
4Q
1Q'17

Attributable profit in core markets 1Q'17

€ million and % Chg. / 1Q'16 in constant euros

Brazil 634 +38%
UK 416 +3%
Spain 362 +18%
SCF 314 +23%
Mexico 163 +24%
Chile 147 +9%
Portugal 125 +4%
Argentina 108 +69%
USA 95 +12%
Poland 59 -9%

Santander 7

Note: Constant euros

Group profit growth driven by most markets Group attributable profit Attributable profit in core markets 1Q’17 € million € million and % Chg. / 1Q’16 in constant euros Brazil 634 +38% UK 416 +3% +10% +14% Spain 362 +18% 1,867 1,751 SCF SCF 314 +23% 1,697 1,639 Mexico 163 +24% 1,331 Chile 147 +9% Portugal 125 +4% Argentina 108 +69% USA 95 +12% 1Q’16 2Q 3Q 4Q 1Q’17 Poland 59 -9% 7 Note: Constant euros

Gross income
€ million
11,330
322
307
70
12,029
+4%
+12%
+10%
+6%
1Q'16 Gross income
Net interest income
Fee income
Other income*
1Q'17 Gross income

Net interest income
7,634
8,080
8,402
Fee income
2,373
2,536
2,844
Other income*
862
713
784
1Q'15
2Q
3Q
4Q
1Q'16
2Q
3Q
4Q
1Q'17

Santander 8

Revenues rose in 7 of 10 markets driven by strong recurring customer revenues Gross income € million Net interest income 8,402 8,080 307 70 12,029 11,330 322 7,634 +12% +10% +4% Fee income 2,844 2,373 2,536 +6% Other income* 862 784 713 1Q’16 Net Fee income Other 1Q’17 1Q’15 2Q 3Q 4Q 1Q’16 2Q 3Q 4Q 1Q’17 Gross income interest income* Gross income income 8 (*) Other income includes gains on financial transactions, income from equity accounted method, dividends and other operating results. Including in 4Q’15 and 4Q’16 contribution to the DGF Note: Constant euros

Positive and balanced business volumes performance

Loan portfolio: growth supported by developing markets

Loan portfolio by businesses
Other individuals, 12%
Home mortgages, 36%
GCB, 12%
Corporates, 15%
SMEs, 9%
Consumer, 16%

Customer funds: growth in all markets

Customer funds by businesses
Individuals demand deposits, 39%
GCB, 8%
Corporates, 14%
SMEs, 9%
Consumer, 4%
Individuals time deposits, 11%
Individuals mutual funds, 15%

Santander 9

Positive and balanced business volumes performance Loan portfolio: growth supported by developing markets Customer funds: growth in all markets Mature markets Developing markets Mature markets Developing markets Mar’17 € Billion YoY Chg. Mar’17 € Billion YoY Chg. Mar’17 € Billion YoY Chg. Mar’17 € Billion YoY Chg. Spain 151 -3% Poland 22 6% Spain 229 4% Poland 26 7% UK 243 0% Brazil 81 4% UK 213 6% Brazil 104 7% USA 86 -5% Mexico 30 7% USA 72 2% Mexico 39 7% SCF 87 10% Chile 39 7% SCF 36 7% Chile 34 7% Portugal 29 -4% Argentina 8 53% Portugal 31 2% Argentina 14 68% Other individuals, 12% Individuals demand deposits, 39% GCB, 8% GCB, 12% Home mortgages, 36% Loan portfolio Corporates, 14% Cu Corporates, 15% by businesses SMEs, 9% Individuals time deposits, 11% SMEs, 9% Consumer, 4% Consumer, 16% Individuals mutual funds, 15% 9 Note: Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds. % change in constant euros

Cuenta 1|2|3 Pymes
Cuenta 1|2|3 Smart
Crédito Pessoal 123

Deeper and more valuable relationships

Santander Plus — **+400k** customers in 1Q'17

Santander Cash Nexus — **100** large corporate customers

getnet — Acquiring platform — **+250bps** YoY revenue mkt. share olé Payroll — **BRL1bn** monthly production

ContaSuper — **+113k** new accounts in 1Q'17

AEROMEXICO — **+70k** credit cards in 1Q'17

Fee income: Retail Banking 86% of Group's total (+12% YoY), GCB: 14% (+11% YoY)

Santander 10

Higher fee income driven by rise in loyal and digital customers, with value added, personalised, digital and transparent customer strategies +250bps YoY revenue mkt. share Acquiring platform Deeper and more valuable relationships BRL1bn monthly production Payroll +113k new accounts in 1Q’17 +400k customers in 1Q’17 +70k credit cards in 1Q’17 100 large corporate customers NeoClick Loans in 3 clicks +40k loans, $200MM ), GCB: 14% (+11% YoY) 10

Active cost management

€ million

+3.1%
5,377
-1.6%
excl. inflation¹
5,543
1Q'16
Total Operating expenses
1Q'17
Total Operating expenses

1Q'17 / 1Q'16, %

	Nominal	In real terms[1]
Brazil	8.1	0.6
UK	1.8	0.7
SCF	3.0	-1.4
Spain	-4.6	-5.3
Mexico	7.7	4.3
Chile	1.3	-2.0
Portugal	-9.9	-10.8
USA	4.1	2.5
Argentina	28.7	-9.8
Poland	-0.3	-0.5
Corporate Centre	-5.2	-5.9
Group	3.1	-1.6

Santander 11

Committed to improve efficiency and operational excellence. Cost-to-income ratio: 46% Active cost management 8 markets with costs flat or below inflation rate1 € million 1Q’17 / 1Q’16, % Nominal In real terms1 +3.1% Brazil 8.1 0.6 UK 1.8 0.7 5,543 SCF 3.0 -1.4 5,377 -1.6% 1 Spain -4.6 -5.3 excl. inflation Mexico 7.7 4.3 Chile 1.3 -2.0 Portugal -9.9 -10.8 USA 4.1 2.5 Argentina 28.7 -9.8 Poland -0.3 -0.5 1Q’16 1Q’17 Corporate Centre -5.2 -5.9 Total Operating Total Operating Group 3.1 -1.6 expenses expenses 11 Note: Constant euros. (1) In real terms and excluding perimeter

Enhanced credit quality in most markets

Lower loan-loss provisions

€ million

2,640
-9%
2,400
1Q'16 LLPs
1Q'17 LLPs

Positive trends in all metrics

	M'16	M'17	
NPL ratio	4.33%	3.74%	✓
Coverage ratio	74%	75%	✓
Cost of credit	1.22%	1.17%	✓
Cost of credit excl. SC USA	0.88%	0.83%	✓

Santander 12

Note: constant euros

Enhanced credit quality in most markets Lower loan-loss provisions Positive trends in all metrics € million M’16 M’17 -9% 2,640 2,400 NPL ratio 4.33% 3.74% Coverage ratio 74% 75% Cost of credit 1.22% 1.17% Cost of credit 0.88% 0.83% excl. SC USA 1Q’16 1Q’17 LLPs LLPs 12 Note: constant euros

FL CET1 (%)
10.55
+0.07
-0.03
+0.07
10.66
CET1 D'16
Organic generation
Corporate transactions (Citi Argentina)
Market & Other (AFS)
CET1 M'17

Santander 13

Progress on reaching our target of fully-loaded CET1 >11% in 2018 FL CET1 (%) March’17 YTD Chg. Total capital ratio: 14.10% +23 bps +0.07 +0.07 10.66 10.55 -0.03 Leverage ratio: 5.0%— RWA/Assets: 44% +25 bps Committed to organically generate c.40 bps FL CET1 per year after paying dividends and growing loans CET1 Organic Corporate Market & CET1 D’16 generation transactions Other (AFS) M’17 (Citi Argentina) 13

Key liquidity ratios

March'17

Net Loan-to-Deposit ratio (LTD):	113%
Deposits + M/LT funding / net loans:	114%
Liquidity Coverage Ratio (LCR)[1]:	136%

Comfortable liquidity position (Group and subsidiaries)

Funding plan - issuances

Jan-Apr'17

Group issuances:	€12.8bn (~€8.8bn TLAC-eligible)
Diversified issuers	Parent bank, SCF, UK and USA
Diversified currencies	EUR, USD, GBP

Santander 14

(1) Provisional data

We made good headway in our recently announced funding plan to enhance the Group’s TLAC position and optimise its cost of capital Key liquidity ratios Funding plan—issuances March’17 Jan-Apr’17 Net Loan-to-Deposit ratio (LTD): 113% Group issuances: €12.8bn (~€8.8bn TLAC-eligible) Deposits + M/LT funding / net loans: 114% Diversified issuers Parent bank, SCF, UK and USA Liquidity Coverage Ratio (LCR)1: 136% Diversified currencies EUR, USD, GBP Comfortable liquidity position Focus on TLAC-eligible instruments, following (Group and subsidiaries) our decentralised liquidity and funding model 14 (1) Provisional data

Delivering on our commitments: shareholder value creation

RoRWA (%)
+15 bps
1.33
1.38
1.48
1Q'16
4Q'16
1Q'17

RoTE (%)
+100 bps
11.1
11.3
12.1
1Q'16
4Q'16
1Q'17

EPS (euros)
+14%
0.108
0.104
0.122
1Q'16
4Q'16
1Q'17

TNAV per share (euros)
+5%
4.07
4.22
4.26
M'16
D'16
M'17

Santander 15

Delivering on our commitments: shareholder value creation RoRWA (%) RoTE (%) +100 bps +15 bps 11.1 12.1 11.3 1.48 1.33 1.38 1Q’16 4Q’16 1Q’17 1Q’16 4Q’16 1Q’17 EPS (euros) TNAV per share (euros) +5% +14% 4.22 4.26 0.122 4.07 0.108 0.104 1Q’16 4Q’16 1Q’17 M’16 D’16 M’17 15

Content Group performance 1Q’17 Business areas performance 1Q’17 Concluding remarks Appendix Glossary

Well diversified results between Europe and the Americas

Attributable profit 1Q'17*

Argentina, 5%
UK, 17%
Chile, 6%
Spain, 15%
Brazil, 26%
SCF, 13%
Mexico, 7%
USA, 4%
Portugal, 5%
Poland, 2%

Americas
48%
Europe
52%

Santander 17

(*) Excluding Corporate Centre and Spain Real State activities

Well diversified results between Europe and the Americas Attributable profit 1Q’17* Americas Europe Argentina, 5% 48% UK, 17% 52% Chile, 6% Spain, 15% Brazil, 26% SCF, 13% Mexico, 7% USA, 4% Portugal, 5% Poland, 2% 17 (*) Excluding Corporate Centre and Spain Real State activities

BRAZIL

KEY DATA	1Q'16	1Q'17
Loyal customers (millions)	3.3	3.7
Digital customers (millions)	4.6	6.9
NPL ratio (%)	5.93	5.36
Cost of credit (%)	4.63	4.84
Efficiency ratio (%)	39.8	35.4
RoTE (%)	13.5	16.5

P&L*	1Q'17	%4Q'16	%1Q'16
NII	2,522	4.3	9.6
Fee income	934	-1.9	27.0
Gross income	3,717	9.5	21.6
Operating expenses	-1,314	-5.9	8.1
LLPs	-910	-10.4	-1.6
PBT	1,135	45.5	64.8
Attributable profit	634	16.5	37.7

(*) € million and % change in constant euros

ACTIVITY

Volumes in € billion

Yield on loans
81
104
-0.4%
QoQ
+4%
YoY
+3%
QoQ
+7%
YoY
Loans
Funds
16.22%
16.72%
16.73%
16.63%
16.57%
Cost of deposits
9.10%
9.37%
9.30%
8.86%
8.19%
1Q'16
2Q
3Q
4Q
1Q'17

- Commercial and digital strategies behind profitability improvement
- NII growth underpinned by larger volumes and higher spreads. Fee income up backed by increased customer loyalty
- Focus on efficiency and enhanced customer experience
- Improving credit quality trends: lower NPL ratio and cost of credit QoQ. NPL ratio lower than private sector banks

Santander 18

BRAZIL KEY DATA 1Q’16 1Q’17 P&L* 1Q’17%4Q’16%1Q’16 NII 2,522 4.3 9.6 Loyal customers (millions) 3.3 3.7 Fee income 934 -1.9 27.0 Digital customers (millions) 4.6 6.9 Gross income 3,717 9.5 21.6 NPL ratio (%) 5.93 5.36 Operating expenses -1,314 -5.9 8.1 Cost of credit (%) 4.63 4.84 LLPs -910 -10.4 -1.6 Efficiency ratio (%) 39.8 35.4 PBT 1,135 45.5 64.8 RoTE (%) 13.5 16.5 Attributable profit 634 16.5 37.7 (*) € million and % change in constant euros ACTIVITY Commercial and digital strategies behind profitability improvement Volumes in € billion Yield on loans 104 NII growth underpinned by larger volumes and higher spreads. Fee income 16.22% 16.72% 16.73% 16.63% 16.57% up backed by increased customer loyalty 81 +3% -0.4% QoQ Focus on efficiency and enhanced customer experience QoQ Cost of deposits +4% +7% Improving credit quality trends: lower NPL ratio and cost of credit QoQ. 9.10% 9.37% 9.30% 8.86% 8.19% YoY YoY NPL ratio lower than private sector banks Loans Funds 1Q’16 2Q 3Q 4Q 1Q’17 18 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

UNITED KINGDOM

KEY DATA	1Q'16	1Q'17
Loyal customers (millions)	3.9	4.1
Digital customers (millions)	4.2	4.7
NPL ratio (%)	1.49	1.31
Cost of credit (%)	0.01	0.03
Efficiency ratio (%)	52.4	50.5
RoTE (%)	10.1	11.3

P&L*	1Q'17	%4Q'16	%1Q'16
NII	1,096	1.5	6.0
Fee income	254	6.5	1.1
Gross income	1,432	-0.2	5.6
Operating expenses	-723	4.7	1.8
LLPs	-15	—	162.1
PBT	588	-13.2	0.4
Attributable profit	416	20.7	2.6

(*) € million and % change in constant euros

ACTIVITY

Volumes in € billion
243
0%
QoQ
+0.2%
YoY
Loans
213
+1%
QoQ
+6%
YoY
Funds
Yield on loans
3.36% 3.30% 3.20% 3.08% 3.01%
Cost of deposits
1.22% 1.20% 1.17% 0.87% 0.69%
1Q'16 2Q 3Q 4Q 1Q'17

- 1I2I3 customers rose (total retail C/A balances: +£1bn YTD). Lending to UK companies up £900mill. Mortgage lending reflects management pricing actions
- Revenues up: lower cost of deposits (1I2I3 World interest rate change) offsetting SVR attrition and new asset margins pressure
- Digitalisation and product simplification supporting cost discipline
- Strong credit quality in all loan books, reflected very low LLPs and cost of credit
- Quarterly results impacted by £32mill. conduct costs and £25mill. banking reform costs

Santander 19

UNITED KINGDOM KEY DATA 1Q’16 1Q’17 P&L* 1Q’17%4Q’16%1Q’16 NII 1,096 1.5 6.0 Loyal customers (millions) 3.9 4.1 Fee income 254 6.5 1.1 Digital customers (millions) 4.2 4.7 Gross income 1,432 -0.2 5.6 NPL ratio (%) 1.49 1.31 Operating expenses -723 4.7 1.8 Cost of credit (%) 0.01 0.03 LLPs -15 — 162.1 Efficiency ratio (%) 52.4 50.5 PBT 588 -13.2 0.4 RoTE (%) 10.1 11.3 Attributable profit 416 20.7 2.6 (*) € million and % change in constant euros ACTIVITY Volumes in € billion 1l2l3 customers rose (total retail C/A balances: +Ł1bn YTD). Lending to UK Yield on loans companies up Ł900mill. Mortgage lending reflects management pricing actions 243 213 Revenues up: lower cost of deposits (1l2l3 World interest rate change) 3.36% 3.30% 3.20% 3.08% 3.01% offsetting SVR attrition and new asset margins pressure 0% +1% QoQ QoQ Digitalisation and product simplification supporting cost discipline Cost of deposits Strong credit quality in all loan books, reflected very low LLPs and cost of credit +0.2% +6% 1.22% 1.20% 1.17% 0.87% 0.69% Quarterly results impacted by Ł32mill. conduct costs and Ł25mill. banking YoY YoY reform costs Loans Funds 1Q’16 2Q 3Q 4Q 1Q’17 19 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

SPAIN

KEY DATA	1Q'16	1Q'17
Loyal customers (millions)	1.1	1.4
Digital customers (millions)	2.6	2.8
NPL ratio (%)	6.36	5.22
Cost of credit (%)	0.54	0.33
Efficiency ratio (%)	54.2	51.8
RoTE (%)	10.6	12.7

P&L*	1Q'17	%4Q'16	%1Q'16
NII	747	0.0	-8.9
Fee income	459	1.8	8.3
Gross income	1,539	16.2	-0.3
Operating expenses	-798	-0.5	-4.6
LLPs	-163	91.2	-29.4
PBT	514	50.9	17.2
Attributable profit	362	52.4	17.7

(*) € million

ACTIVITY

Volumes in € billion

151
229
-0.2%
QoQ
-3%
YoY
+2%
QoQ
+4%
YoY
Loans
Funds

Yield on loans
2.25% 2.14% 2.06% 2.10% 2.04%
Cost of deposits
0.46% 0.44% 0.49% 0.47% 0.46%
1Q'16 2Q 3Q 4Q 1Q'17

Santander 20

SPAIN KEY DATA 1Q’16 1Q’17 P&L* 1Q’17%4Q’16%1Q’16 NII 747 0.0 -8.9 Loyal customers (millions) 1.1 1.4 Fee income 459 1.8 8.3 Digital customers (millions) 2.6 2.8 Gross income 1,539 16.2 -0.3 NPL ratio (%) 6.36 5.22 Operating expenses -798 -0.5 -4.6 Cost of credit (%) 0.54 0.33 LLPs -163 91.2 -29.4 Efficiency ratio (%) 54.2 51.8 PBT 514 50.9 17.2 RoTE (%) 10.6 12.7 Attributable profit 362 52.4 17.7 (*) € million ACTIVITY Volumes in € billion Ongoing 1l2l3 strategy: customer loyalty (+28%), 50% of new loans linked to 1I2I3 customers and higher cards turnover (credit: +34% and debit: +13%) 229 Yield on loans 2.25% In companies, launch of the new commercial campaign leveraging on the 2.14% 2.06% 2.10% 2.04% Group’s strength. Remaining as the leading bank in GCB 151 +2% QoQ Attributable profit up YoY backed by higher fee income, cost control, lower -0.2% Cost of deposits QoQ provisions and strong credit quality improvement -3% +4% More stable NII QoQ, although still affected YoY by low interest rates and YoY YoY 0.46% 0.44% 0.49% 0.47% 0.46% mortgage repricing Loans Funds 1Q’16 2Q 3Q 4Q 1Q’17 20 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

SANTANDER CONSUMER FINANCE

KEY DATA	1Q'16	1Q'17
Active customers (millions)	17.4	19.5[1]
NPL ratio (%)	3.28	2.62
Cost of credit (%)	0.64	0.39
Efficiency ratio (%)	46.2	44.9
RoTE (%)	12.8	17.1

P&L*	1Q'17	%4Q'16	%1Q'16
NII	889	2.3	8.4
Fee income	232	25.6	0.2
Gross income	1,118	5.3	5.9
Operating expenses	-502	3.1	3.0
LLPs	-61	-30.0	-47.3
PBT	518	19.0	25.0
Attributable profit	314	16.3	23.4

(*) € million and % change in constant euros

ACTIVITY

Volumes in € billion

87
-1% QoQ
+10% YoY
Loans
10
+3% QoQ
+10% YoY
New lending
Yield on loans
5.61%
5.59%
5.44%
5.33%
5.32%
1Q'16
2Q
3Q
4Q
1Q'17

Santander 21

SANTANDER CONSUMER FINANCE KEY DATA 1Q’16 1Q’17 P&L* 1Q’17%4Q’16%1Q’16 1 NII 889 2.3 8.4 Active customers (millions) 17.4 19.5 Fee income 232 25.6 0.2 NPL ratio (%) 3.28 2.62 Gross income 1,118 5.3 5.9 Cost of credit (%) 0.64 0.39 Operating expenses -502 3.1 3.0 Efficiency ratio (%) 46.2 44.9 LLPs -61 -30.0 -47.3 PBT 518 19.0 25.0 RoTE (%) 12.8 17.1 Attributable profit 314 16.3 23.4 (*) € million and % change in constant euros ACTIVITY High diversification and leadership in Europe produced market share gain Volumes in € billion Yield on loans Higher new lending in all countries, driven by auto loans (+14%) 87 -1% 5.61% 5.59% Profit up underpinned by higher revenues and lower LLPs 10 5.44% QoQ 5.33% 5.32% +3% QoQ Best-in-class profitability, and historically low NPLs and cost of credit +10% +10% Main countries profit: Germany (€79 mill.); Nordic countries (€74 mill.) YoY YoY and Spain (€63 mill) Loans New 1Q’16 2Q 3Q 4Q 1Q’17 lending 21 Note: % change in constant euros. Loans excluding repos. (1) Including PSA customers (*) Excluding Santander Consumer UK profit, recorded in Santander UK results. Including it, 1Q’17 attributable profit: €344 mill. (+19% / 1Q’16 and +14% / 4Q’16)

ATTRIBUTABLE PROFIT (DETAIL BY MARKETS IN THE APPENDIX) Good performance of other markets: larger customer base, higher profits and better credit quality ? Focus on strategic commercial initiatives (Santander Plus & Aeroméxico) and significant investment in Mexico €163 mill.; +24% IT systems and infrastructure. Strong rise in deposits (+13%) ? Profit up driven by NII, fuelled by volumes growth and higher interest rates ? Accelerating the branch network transformation (WorkCafé) and enhancing mobile banking (1l2l3 Chile €147 mill.; +9% Click) and market share gains in loans and deposits ? Higher profit driven by commercial revenues, cost control and better credit quality ? Continued focus on market share gains (of note, new corporate loans) and enhanced customer loyalty (rise in the 1|2|3 customer base) Portugal €125 mill.; +4% ? Profit growth based on lower cost of credit and cost control offsetting the impact in revenues because of the ALCO portfolio sales in 2016 ? Incorporation of Citibank’s retail portfolio into balance sheet on March 31st (P&L in 2Q17) Argentina €108 mill.; +69% ? Market share gain in loans. Deposits driven by demand deposits and mix change ? Profit fuelled by revenues and cost control. Lower cost of credit ? SBNA: core deposits up 6% and loans down (GCB). Profit growth: NII rise (interest rate hike US and lower cost of deposits), more stable costs and lower LLPs (Oil & Gas in 1Q’16) €95 mill.; +12% ? SC USA: volumes and revenues impacted by mix change towards a lower risk profile (higher FICO). Improving cost of credit YoY and QoQ. Costs still high (investments in IT) ? Growth in loans driven by SMEs and individuals. Strong demand deposit growth €59 mill.;-9% Poland ? Good management of NII, cost control and credit quality improvement. PBT excl. tax on assets: +18% Profit affected by regulatory on BGF, etc.) ? impacts (tax assets, extraordinary contribution to 22 Note: % change over 1Q’16 in constant euros

CORPORATE CENTRE

Corporate Centre / Total Group (%)

Operating expenses
% change 1Q'17/1Q'16
-5%
2.4%
2.2%
1Q'16
1Q'17
Attrib. profit
25%
19%
Gains/Losses on FT
17%
19%
1Q'16
1Q'17

P&L

€ million

	1Q'16	4Q'16	1Q'17
NII	-169	-189	-194
Gains/Losses on FT	-32	-47	-119
Operating expenses	-126	-99	-119
Provisions	-4	44	-37
Tax and minority interests	42	38	29
Attributable profit	**-311**	**-299**	**-468**

Santander 23

CORPORATE CENTRE Higher losses due to cost of FX hedging and greater cost of funding. Headquarters expenses down 5% YoY Corporate Centre / Total Group (%) P&L € million Operating expenses Attrib. profit % change 1Q’17/1Q’16 1Q’16 4Q’16 1Q’17 25% NII -169 -189 -194 -5% Gains/Losses Gains/Losses on FT -32 -47 -119 19% on FT 2.4% Operating expenses -126 -99 -119 2.2% 19% Provisions -4 44 -37 17% Tax and minority interests 42 38 29 Attributable profit -311 -299 -468 1Q’16 1Q’17 1Q’16 1Q’17 Higher losses in NII because of more issuances Financial transactions fell due to cost of hedging, offset by the positive FX impact in business areas Lower operating expenses YoY 23

Content Group performance 1Q’17 Business areas performance 1Q’17 Concluding remarks Appendix Glossary

Delivering on our commitments with a story of profitable growth … FY2016 1Q17 2017 targets Loyal customers (Million) 15.2 15.5 17 Digital customers (Million) 20.9 22.1 25 Fee income1 8.1% 12.1% Increase Cost of credit 1.18% 1.17% Improve Cost to income 48.1% 46.1% Broadly stable 0.122 EPS (€) 0.41 (1st quarter) Increase DPS2 (€) 0.21 0.22 Increase FL CET1 10.55% 10.66% +40 bps organic per year 25 (1) % change (constant euros), (2) Dividends charged to 2017 profit to be submitted to the AGM for approval

… in a more favourable macroeconomic and financial environment, …

IMF 2017 GDP Outlook[1]

World Output	3.5%
Euro Area	1.7%
UK	2.0%
Latin America	1.1%
United States	2.3%
Asia	6.4%

2017 interest rates market estimates

↑ =	↓
Euro zone, UK, USA, Mexico and Poland	Brazil

Economic growth in all of our core markets

Santander well-positioned for growth

Santander 26

(1) World Economic Outlook, April 2017

… in a more favourable macroeconomic and financial environment, … Synchronisation of economic growth rates in most regions and expectations of interest rate hikes IMF 2017 GDP Outlook1 World Output 3.5% Euro Area 1.7% Economic growth in all UK 2.0% of our core Latin America 1.1% markets United States 2.3% Asia 6.4% 2017 interest rates market estimates Santander well-positioned Euro zone, UK, USA, Brazil for growth Mexico and Poland 26 (1) World Economic Outlook, April 2017

Loyal customers (million)

12.6
13.8
15.2
15.5
17.0
18.6
2014
2015
2016
Mar'17
2017
2018

Digital customers (million)

14.1
16.6
20.9
22.1
25.0
30.0
2014
2015
2016
Mar'17
2017
2018

Growing revenues and increasing cost savings

Fee income growth

Best-in-class in efficiency

C/I, %

46%
66%
Santander
Peers*

Digitalisation is key to growing revenues and reducing costs

And operational excellence

Customer satisfaction (# countries Top 3)

5
8
2015
2016
Argentina
Brazil
Chile
Spain
Mexico
Poland
Portugal
UK

c. 80% of our pre-tax profit is Top 3 in customer satisfaction

Santander 27

… with a clear strategy in commercial transformation, enabling the improvement of our loyal and digital customers, higher fee income and cost savings Growing revenues and increasing cost savings Loyal customers (million) Fee income growth Best-in-class in efficiency C/I, % +12% Digitalisation 18.6 66% is key to 15.5 17.0 13.8 15.2 growing 12.6 +7% 46% +4% revenues and reducing costs 1Q’15 / 1Q’16 / 1Q’17 / Santander Peers* 2014 2015 2016 Mar’17 2017 2018 1Q’14 1Q’15 1Q’16 Digital customers (million) And operational excellence Customer satisfaction (# countries Top 3) 30.0 25.0 c. 80% 22.1 20.9 of our pre-tax 14.1 16.6 8 profit is Top 3 5 in customer satisfaction 2014 2015 2016 Mar’17 2017 2018 2015 2016 27 (*) Peer Group: BBVA, BNP Paribas, Citigroup, Deutsche, HSBC, Intesa Sanpaolo, Itaú, JPMorgan Chase, Lloyds, Société Générale, UBS, UniCredit, Bank of America, Wells Fargo, Barclays, Standard Chartered and ING Group. Source: Bloomberg, FY2016 results.

… and allowing us to generate value for shareholders

Total dividend (€ per share)

+5%
+5%
0.20
0.21
0.22
2015
2016
2017(e)1

Cash dividend (€ per share)

+8%
+9%
0.16
0.17
0.19
2015
2016
2017(e)1

2017 dividend proposal +5%[1]

2017 Dividend Yield[1]: approx.4%

Santander 28

… and allowing us to generate value for shareholders 2017 dividend Total dividend (€ per share) Cash dividend (€ per share) proposal +5%1 +5% +9% 2017 +5% +8% 0.22 Dividend 0.21 0.19 Yield1: 0.17 0.20 0.16 approx.4% 2015 2016 2017(e)1 2015 2016 2017(e)1 TSR above market in the short, medium and long term 28 (1) Dividends charged to 2017 profit to be submitted to the AGM for approval

Save the date Group Strategy Update New York 10th October 2017 29

Content Group performance 1Q’17 Business areas performance 1Q’17 Concluding remarks Appendix Glossary

Appendix Other geographic markets results Global segments results Liquidity NPL and coverage ratios, and cost of credit Quarterly income statements 31

Other geographic markets results 32

MEXICO

KEY DATA	1Q'16	1Q'17
Loyal customers (thousands)	1,418	1,663
Digital customers (thousands)	951	1,528
NPL ratio (%)	3.06	2.77
Cost of credit (%)	2.95	2.94
Efficiency ratio (%)	40.7	38.8
RoTE (%)	12.9	18.8

P&L*	1Q'17	%4Q'16	%1Q'16
NII	624	2.8	14.0
Fee income	180	1.6	12.7
Gross income	824	0.8	12.9
Operating expenses	-319	-0.4	7.7
LLPs	-233	16.0	14.4
PBT	267	-7.4	19.6
Attributable profit	163	-1.8	24.1

(*) € million and % change in constant euros

ACTIVITY

Volumes in € billion
30
-2%
QoQ
+7%
YoY
Loans
39
-1%
QoQ
+7%
YoY
Funds
Yield on loans
9.81%
10.22%
10.21%
10.67%
11.28%
Cost of deposits
1.60%
1.76%
1.97%
2.30%
2.67%
1Q'16
2Q
3Q
4Q
1Q'17

Santander 33

MEXICO KEY DATA 1Q’16 1Q’17 P&L* 1Q’17%4Q’16%1Q’16 NII 624 2.8 14.0 Loyal customers (thousands) 1,418 1,663 Fee income 180 1.6 12.7 Digital customers (thousands) 951 1,528 Gross income 824 0.8 12.9 NPL ratio (%) 3.06 2.77 Operating expenses -319 -0.4 7.7 Cost of credit (%) 2.95 2.94 LLPs -233 16.0 14.4 Efficiency ratio (%) 40.7 38.8 PBT 267 -7.4 19.6 RoTE (%) 12.9 18.8 Attributable profit 163 -1.8 24.1 (*) € million and % change in constant euros ACTIVITY Focus on strategic commercial initiatives (Santander Plus & Aeroméxico) and Volumes in € billion 39 Yield on loans significant investment in systems and infrastructure 30 Volumes growth, improving deposit structure 10.67% 11.28% 9.81% 10.22% 10.21% -2% -1% Efforts made to attract payrolls from large companies QoQ QoQ Cost of deposits Profit up driven by NII (fuelled by loans and demand deposit growth, and higher interest rates) and fee income +7% +7% YoY YoY 2.30% 2.67% Higher LLPs due to volumes growth and the sale of a non-performing 1.60% 1.76% 1.97% portfolio. Cost of credit broadly stable Loans Funds 1Q’16 2Q 3Q 4Q 1Q’17 33 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

CHILE

KEY DATA	1Q'16	1Q'17
Loyal customers (thousands)	561	609
Digital customers (thousands)	931	979
NPL ratio (%)	5.45	4.93
Cost of credit (%)	1.58	1.42
Efficiency ratio (%)	42.3	40.9
RoTE (%)	16.4	17.1

P&L*	1Q'17	%4Q'16	%1Q'16
NII	485	-9.9	4.0
Fee income	107	13.9	10.5
Gross income	645	-6.9	4.8
Operating expenses	-264	-3.5	1.3
LLPs	-122	-9.4	0.9
PBT	261	5.4	10.7
Attributable profit	147	4.6	9.4

(*) € million and % change in constant euros

ACTIVITY

Volumes in € billion

39
34
+2%
QoQ
+7%
YoY
-0.5%
QoQ
+7%
YoY
Loans
Funds
Yield on loans
7.89% 8.36% 7.86% 7.51% 7.53%
Cost of deposits
2.19% 2.18% 2.15% 2.21% 2.10%
1Q'16 2Q 3Q 4Q 1Q'17

Santander 34

CHILE KEY DATA 1Q’16 1Q’17 P&L* 1Q’17%4Q’16%1Q’16 NII 485 -9.9 4.0 Loyal customers (thousands) 561 609 Fee income 107 13.9 10.5 Digital customers (thousands) 931 979 Gross income 645 -6.9 4.8 NPL ratio (%) 5.45 4.93 Operating expenses -264 -3.5 1.3 Cost of credit (%) 1.58 1.42 LLPs -122 -9.4 0.9 Efficiency ratio (%) 42.3 40.9 PBT 261 5.4 10.7 RoTE (%) 16.4 17.1 Attributable profit 147 4.6 9.4 (*) € million and % change in constant euros ACTIVITY Focus on improving customer satisfaction, mainly in medium-high income Volumes in € billion Yield on loans and SMEs segments 39 Accelerating the branch network transformation (WorkCafé) and enhancing 34 7.89% 8.36% 7.86% mobile banking (1l2l3 Click) 7.51% 7.53% +2% -0.5% Good performance in volumes, gaining market share in loans and deposits QoQ QoQ Cost of deposits Attributable profit up YoY driven by commercial revenues and cost control. +7% +7% NII down QoQ due to seasonality and higher than average in 4Q’16 YoY YoY 2.19% 2.18% 2.15% 2.21% 2.10% Improvement of all credit quality ratios Loans Funds 1Q’16 2Q 3Q 4Q 1Q’17 34 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

PORTUGAL

KEY DATA	1Q'16	1Q'17
Loyal customers (thousands)	528	660
Digital customers (thousands)	393	524
NPL ratio (%)	8.55	8.47
Cost of credit (%)	0.28	0.07
Efficiency ratio (%)	45.7	47.2
RoTE (%)	17.2	15.3

P&L*	1Q'17	%4Q'16	%1Q'16
NII	172	-5.7	-6.1
Fee income	89	29.2	-1.2
Gross income	294	-3.5	-12.9
Operating expenses	-139	-3.4	-9.9
LLPs	10	—	—
PBT	151	3.2	-4.7
Attributable profit	125	18.4	3.8

(*) € million

ACTIVITY

Volumes in € billion

29
-1%
QoQ
-4%
YoY
Loans
31
-0.4%
QoQ
+2%
YoY
Funds
Yield on loans
2.10%
2.01%
1.94%
2.01%
1.97%
Cost of deposits
0.68%
0.51%
0.41%
0.35%
0.30%
1Q'16
2Q
3Q
4Q
1Q'17

Santander 35

PORTUGAL KEY DATA 1Q’16 1Q’17 P&L* 1Q’17%4Q’16%1Q’16 NII 172 -5.7 -6.1 Loyal customers (thousands) 528 660 Fee income 89 29.2 -1.2 Digital customers (thousands) 393 524 Gross income 294 -3.5 -12.9 NPL ratio (%) 8.55 8.47 Operating expenses -139 -3.4 -9.9 Cost of credit (%) 0.28 0.07 LLPs 10 — — Efficiency ratio (%) 45.7 47.2 PBT 151 3.2 -4.7 RoTE (%) 17.2 15.3 Attributable profit 125 18.4 3.8 (*) € million ACTIVITY Continued focus on gaining market share (of note, new corporate loans) Volumes in € billion and improving customer loyalty (rise in the 1|2|3 customer base) 31 29 Yield on loans Revenues and profit impacted by ALCO portfolio sales in 2016 -1% -0.4% 2.10% 2.01% 1.94% 2.01% 1.97% QoQ QoQ Better efficiency reflected in lower costs Cost of deposits -4% +2% Loan portfolio management behind the improved cost of credit and lower YoY YoY 0.68% 0.51% NPL ratio, after it peaked at 10.46% following Banif’s integration 0.41% 0.35% 0.30% Loans Funds 1Q’16 2Q 3Q 4Q 1Q’17 35 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

ARGENTINA

KEY DATA	1Q'16	1Q'17
Loyal customers (thousands)	1,080	1,162
Digital customers (thousands)	1,368	1,600
NPL ratio (%)	1.21	1.82
Cost of credit (%)	2.04	1.68
Efficiency ratio (%)	58.9	54.5
RoTE (%)	29.3	36.8

P&L*	1Q'17	%4Q'16	%1Q'16
NII	222	5.2	47.6
Fee income	152	18.7	49.0
Gross income	405	7.6	39.0
Operating expenses	-221	15.1	28.7
LLPs	-29	-7.4	34.7
PBT	156	7.2	64.9
Attributable profit	108	-1.1	69.0

(*) € million and % change in constant euros

ACTIVITY

Volumes in € billion

8
14
+14%
QoQ
+53%
YoY
+22%
QoQ
+68%
YoY
Loans
Funds
Yield on loans
22.09%
22.23%
20.54%
19.01%
18.44%
Cost of deposits
10.45%
10.80%
8.33%
5.53%
4.72%
1Q'16
2Q
3Q
4Q
1Q'17

Santander 36

ARGENTINA KEY DATA 1Q’16 1Q’17 P&L* 1Q’17%4Q’16%1Q’16 NII 222 5.2 47.6 Loyal customers (thousands) 1,080 1,162 Fee income 152 18.7 49.0 Digital customers (thousands) 1,368 1,600 Gross income 405 7.6 39.0 NPL ratio (%) 1.21 1.82 Operating expenses -221 15.1 28.7 Cost of credit (%) 2.04 1.68 LLPs -29 -7.4 34.7 Efficiency ratio (%) 58.9 54.5 PBT 156 7.2 64.9 RoTE (%) 29.3 36.8 Attributable profit 108 -1.1 69.0 (*) € million and % change in constant euros ACTIVITY Incorporation of Citibank’s retail portfolio into the balance sheet on Volumes in € billion March 31st (P&L in 2Q17) 14 Yield on loans 22.09% 22.23% Market share gain in loans. Deposits driven by demand deposits 20.54% 19.01% 18.44% +22% and mix change 8 QoQ +14% Cost of deposits Profit fuelled by the increase of all revenue lines and cost reduction in QoQ real terms, offsetting the expansion plan +68% 10.45% 10.80% +53% YoY 8.33% YoY 5.53% Lower cost of credit. Comfortable NPL and coverage ratio (134%) 4.72% Loans Funds 1Q’16 2Q 3Q 4Q 1Q’17 36 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

UNITED STATES

KEY DATA	1Q'16	1Q'17
Loyal customers (thousands)	281	280
Digital customers (thousands)	683	801
NPL ratio (%)	2.19	2.43
Cost of credit (%)	3.85	3.63
Efficiency ratio (%)	39.5	44.6
RoTE (%)	2.7	2.8

P&L*	1Q'17	%4Q'16	%1Q'16
NII	1,489	1.6	-7.0
Fee income	273	5.2	-6.8
Gross income	1,879	2.9	-7.7
Operating expenses	-837	-4.4	4.1
LLPs	-811	-7.7	-9.1
PBT	199	—	-27.1
Attributable profit	95	—	12.4

(*) € million and % change in constant euros

ACTIVITY

Volumes in € billion

Santander Bank
49
-4%
QoQ
-8%
YoY
53
-0.2%
QoQ
-0.4%
YoY
Loans
Funds
Santander Consumer USA
28
-1%
QoQ
-4%
YoY
49
-1%
QoQ
-5%
YoY
Loans
Managed assets

Santander 37

UNITED STATES KEY DATA 1Q’16 1Q’17 P&L* 1Q’17%4Q’16%1Q’16 NII 1,489 1.6 -7.0 Loyal customers (thousands) 281 280 Fee income 273 5.2 -6.8 Digital customers (thousands) 683 801 Gross income 1,879 2.9 -7.7 NPL ratio (%) 2.19 2.43 Operating expenses -837 -4.4 4.1 Cost of credit (%) 3.85 3.63 LLPs -811 -7.7 -9.1 Efficiency ratio (%) 39.5 44.6 PBT 199 — -27.1 RoTE (%) 2.7 2.8 Attributable profit 95 — 12.4 (*) € million and % change in constant euros ACTIVITY Santander Bank (SBNA): core deposits up 6% and loans down (GCB) Volumes in € billion Santander Bank Santander ConsumerUSA Profit growth: revenues rise (interest rate hike and lower cost of deposits), 53 49 more stable costs and lower LLPs (Oil & Gas in 1Q’16) 49 -0.2% -1% SC USA: volumes and revenues impacted by mix change towards a lower -4% QoQ QoQ risk profile (higher FICO) QoQ 28 -1% QoQ Improving cost of credit YoY and QoQ -8% -0.4% -5% -4% YoY YoY YoY Costs still high due to investments in IT YoY Loans Funds Loans Managed assets 37 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

POLAND

KEY DATA	1Q'16	1Q'17
Loyal customers (thousands)	1,269	1,327
Digital customers (thousands)	1,924	2,018
NPL ratio (%)	5.93	5.20
Cost of credit (%)	0.82	0.66
Efficiency ratio (%)	46.6	45.5
RoTE (%)	10.7	9.7

P&L*	1Q'17	%4Q'16	%1Q'16
NII	218	-3.2	9.5
Fee income	101	-1.6	4.1
Gross income	321	-3.8	2.2
Operating expenses	-146	3.4	-0.3
LLPs	-27	-24.1	-19.4
PBT	125	-4.9	11.6
Attributable profit	59	-7.4	-8.5

(*) € million and % change in constant euros

ACTIVITY

Volumes in € billion

22
+1%
QoQ
+6%
YoY
Loans
26
-2%
QoQ
+7%
YoY
Funds
Yield on loans
3.97% 3.99% 4.00% 4.02% 4.06%
Cost of deposits
1.03% 0.95% 0.84% 0.83% 0.80%
1Q'16 2Q 3Q 4Q 1Q'17

Santander 38

POLAND KEY DATA 1Q’16 1Q’17 P&L* 1Q’17%4Q’16%1Q’16 NII 218 -3.2 9.5 Loyal customers (thousands) 1,269 1,327 Fee income 101 -1.6 4.1 Digital customers (thousands) 1,924 2,018 Gross income 321 -3.8 2.2 NPL ratio (%) 5.93 5.20 Operating expenses -146 3.4 -0.3 Cost of credit (%) 0.82 0.66 LLPs -27 -24.1 -19.4 Efficiency ratio (%) 46.6 45.5 PBT 125 -4.9 11.6 RoTE (%) 10.7 9.7 Attributable profit 59 -7.4 -8.5 (*) € million and % change in constant euros ACTIVITY Volumes in € billion Benchmark bank in innovation and digital channels Yield on loans Growth in loans fuelled by SMEs and individuals. Strong demand deposit 26 4.02% 4.06% 3.97% 3.99% 4.00% growth 22 -2% Profit affected by regulatory impacts (tax on assets, extraordinary +1% QoQ QoQ Cost of deposits contribution to BGF). PBT excluding tax on assets: +18% YoY Good management of NII, backed by larger volumes. Fee income hit by +6% +7% 1.03% 0.95% 0.84% 0.83% new bank insurance regulation (better evolution vs. sector) YoY YoY 0.80% 1Q’16 2Q 3Q 4Q 1Q’17 Credit quality improvement: lower NPL ratio and cost of credit Loans Funds 38 Note: % change in constant euros. Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

OTHER LATIN AMERICAN COUNTRIES

Attributable profit
€ million
Uruguay
+11%
25
28
1Q'16
1Q'17
Peru
+5%
8
8
1Q'16
1Q'17

Santander 39

Note: Constant euros.

OTHER LATIN AMERICAN COUNTRIES Attributable profit € million Uruguay Peru +11% +5% 28 8 8 25 1Q’16 1Q’17 1Q’16 1Q’17 Focusing on loyalty, transactions and target segments Profit driven by higher revenues, cost control and lower provisions 39 Note: Constant euros.

Global segments results

RETAIL BANKING ACTIVITY P&L* 1Q’17%4Q’16%1Q’16 € billion and % change in constant euros NII 7,948 2.5 4.7 Fee income 2,448 3.6 12.3 695 743 +1% Gross income 10,806 3.3 6.9 +0,1% QoQ QoQ Operating expenses -4,888 -1.4 3.8 LLPs -2,242 -5.9 -5.5 +2% +6% YoY YoY PBT 2,991 15.7 16.7 Loans Funds Attributable profit 1,795 20.0 11.4 (*) € million and % change in constant euros The retail banking model continued to be transformed into an increasingly Simple, Personal and Fair model Focused on three main priorities: customer loyalty, digital transformation and operational excellence Further development of the multi-channel model, centred on digital channels Progress in achieving our targets. 15.5 million loyal customers (+10% from March 2016) and 22,1 million digital customers (+24% from March 2016 41 Note: Loans excluding repos. Funds: deposits excluding repos + marketed mutual funds.

GLOBAL CORPORATE BANKING

GROSS INCOME

Constant € million

+8%
TOTAL
1,448
1,565
Capital & Other
Global Markets
Financing Solutions & Advisory
Global Transaction Banking
175
459
335
479
218
541
337
469
+25%
+18%
+1%
-2%
Customers +6%
1Q'16
1Q'17

P&L*	1Q'17	%4Q'16	%1Q'16
NII	656	-9,7	-1,9
Fee income	399	10,9	10,8
Gross income	1.565	15,9	8,1
Operating expenses	-487	4,3	-0,4
LLPs	-132	147,3	-45,7
PBT	932	17,7	30,5
Attributable profit	610	10,5	33,0

(*) € million and % change in constant euros

Santander 42

GLOBAL CORPORATE BANKING GROSS INCOME P&L* 1Q’17%4Q’16%1Q’16 Constant € million NII 656 -9,7 -1,9 1,565 Fee income 399 10,9 10,8 +8% TOTAL 1,448 Gross income 1.565 15,9 8,1 218 Capital & Other 175 Operating expenses -487 4,3 -0,4 Global Markets 459 +18% 541 LLPs -132 147,3 -45,7 Financing Customers 335 +1% 337 +6% Solutions & Advisory PBT 932 17,7 30,5 Global Transaction 479 -2% 469 Banking Attributable profit 610 10,5 33,0 1Q’16 1Q’17 (*) € million and % change in constant euros Customer-centred strategy, underpinned by the Division’s global capacities and their interconnection with local units Benchmark positions in cash management, export finance, trade, corporate lending and structured financing, among other, in Europe and Latin America Attributable profit up 33% (in constant euros), driven by strong and diversified customer revenues and lower LLPs 42

REAL ESTATE ACTIVITY IN SPAIN

ACTIVITY

Balance sheet

€ billion

11.0
10.2
2.7
1.3
1.6
3.5
1.9
2.5
1.6
1.2
3.4
1.5
Sareb and Other
Metrovacesa
Rentals
Net foreclosures
Net loans
Dec'16
Mar'17

Coverage ratio

Mar'17 and change / Dec'16

+1 p.p.
-1 p.p.
57%
57%
Loans
Net Foreclosures

P&L

€ million

Santander 43

REAL ESTATE ACTIVITY IN SPAIN ACTIVITY P&L € million 1Q’16 4Q’16 1Q’17 Balance sheet Coverage ratio € billion Mar’17 and change / Dec’16 Gross income -1 16 -1 11.0 10.2 Operating expenses -54 -48 -49 2.7 Sareb and +1 p.p. -1 p.p. 2.5 Other Provisions -36 -126 -65 1.3 1.6 Metrovacesa 57% 57% 1.6 1.2 Rentals Tax recovery 27 48 35 3.5 3.4 Net foreclosures Attributable profit -63 -109 -70 1.9 1.5 Net loans Loans Net Dec’16 Mar’17 Foreclosures Reduction of non-core exposure continued at a pace above 15% (loans: -37%) Coverage ratio already adapted to the requirements of Appendix IX Deconsolidation of assets from the Metrovacesa / Merlín merger Lower losses in the quarter due provision needs 43

Liquidity

Well-funded balance sheet with high structural liquidity surplus

Liquidity balance sheet (Mar'17)

€ billion

Net loans to customers
795
Fixed assets & other
92
Financial assets
176
706
Deposits
55
Securitisations
144
Funding M/LP
133
Equity (105) and other (28)
25
Funding CP
Assets
Liabilities

Commercial Gap: €89 bill.

Structural liquidity surplus[1]: €151 bill. (14% net liabilities)

Santander 45

Well-funded balance sheet with high structural liquidity surplus Liquidity balance sheet (Mar’17) € billion Commercial Gap: €89 bill. Net loans to 795 706 Deposits customers Structural liquidity surplus1: €151 bill. (14% net liabilities) 55 Securitisations Fixed assets 144 Funding M/LP & other 92 Financial Equity (105) and other (28) assets 176 133 25 Funding CP Assets Liabilities 45 Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). Provisional (1) Financial assets – short term wholesale funding markets

NPL, coverage ratios and cost of credit

NPL ratio % 31.03.16 30.06.16 30.09.16 31.12.16 31.03.17 Continental Europe 7.08 6.84 6.43 5.92 5.62 Spain 6.36 6.06 5.82 5.41 5.22 Santander Consumer Finance 3.28 2.95 2.86 2.68 2.62 Poland 5.93 5.84 5.71 5.42 5.20 Portugal 8.55 10.46 9.40 8.81 8.47 United Kingdom 1.49 1.47 1.47 1.41 1.31 Latin America 4.88 4.98 4.94 4.81 4.50 Brazil 5.93 6.11 6.12 5.90 5.36 Mexico 3.06 3.01 2.95 2.76 2.77 Chile 5.45 5.28 5.12 5.05 4.93 USA 2.19 2.24 2.24 2.28 2.43 Operating Areas 4.36 4.32 4.19 3.95 3.77 Total Group 4.33 4.29 4.15 3.93 3.74 47

Coverage ratio % 31.03.16 30.06.16 30.09.16 31.12.16 31.03.17 Continental Europe 65.4 61.3 61.3 60.0 60.6 Spain 50.2 47.6 47.6 48.3 49.1 Santander Consumer Finance 111.9 110.6 110.7 109.1 108.9 Poland 67.0 65.8 68.9 61.0 61.2 Portugal 87.7 61.9 57.8 63.7 61.7 United Kingdom 36.5 36.5 36.0 32.9 33.8 Latin America 79.7 81.4 84.5 87.3 90.5 Brazil 83.7 85.3 89.3 93.1 98.1 Mexico 97.5 102.3 101.9 103.8 104.8 Chile 54.6 55.5 58.1 59.1 58.9 USA 221.1 220.6 216.2 214.4 202.4 Operating Areas 73.3 72.0 72.8 73.5 74.6 Total Group 74.0 72.5 72.7 73.8 74.6 48

Non-performing loans and loan-loss allowances. March 2017

Non-performing loans

100%: €32,158 mill.

Other, 12%
Spain, 28%
USA, 7%
Chile, 6%
Mexico, 3%
SCF*, 7%
Brazil, 15%
Poland, 4%
UK, 10%
Portugal, 8%

Loan-loss allowances

100%: €24,835 mill.

Other, 10%
Spain, 18%
USA, 18%
SCF*, 10%
Chile, 5%
Poland, 3%
Mexico, 4%
Portugal, 7%
Brazil, 20%
UK, 5%

Percentage over Group's total
(*) Excluding SCF UK

Santander 49

Non-performing loans and loan-loss allowances. March 2017 Non-performing loans Loan-loss allowances 100%: €32,158 mill. 100%: €24,835 mill. Other, 12% Other, 10% Spain, 18% Spain, 28% USA, 7% USA, 18% Chile, 6% Mexico, 3% SCF*, 10% Chile, 5% SCF*, 7% Poland, 3% Brazil, 15% Mexico, 4% Portugal, Poland, 4% 7% Portugal, Brazil, 20% UK, 10% UK, 5% 8% Percentage over Group’s total (*) Excluding SCF UK 49

Cost of credit % 31.03.16 30.06.16 30.09.16 31.12.16 31.03.17 Continental Europe 0.60 0.51 0.46 0.44 0.38 Spain 0.54 0.45 0.41 0.37 0.33 Santander Consumer Finance 0.64 0.55 0.49 0.47 0.39 Poland 0.82 0.75 0.76 0.70 0.66 Portugal 0.28 0.21 0.17 0.18 0.07 United Kingdom 0.01 0.03 0.05 0.02 0.03 Latin America 3.39 3.41 3.42 3.37 3.36 Brazil 4.63 4.71 4.87 4.89 4.84 Mexico 2.95 2.96 2.86 2.86 2.94 Chile 1.58 1.59 1.55 1.43 1.42 USA 3.85 3.77 3.80 3.68 3.63 Operating Areas 1.24 1.20 1.20 1.19 1.18 Total Group 1.22 1.19 1.19 1.18 1.17 50 Note: Cost of credit = 12 month loan-loss provisions / average lending. Calculated in current euros

Real Estate Activity in Spain
Exposure and coverage ratios

Coverage by borrowers' situation (March 2017)

€ million

	Gross risk	Coverage fund	Net risk
Non-performing	3,419	1,996	1,423
Special monitoring[1]	87	7	80
Foreclosed real estate	8,094	4,604	3,490
Total problematic loans	11,600	6,607	4,993
Performing loans[2]	17	0	17
Real estate exposure	**11,617**	**6,607**	**5,010**

Total coverage (problematic assets+performing loans)

Provisions / exposure (%)

57%
Total real estate exposure
Mar'17

Non-performing	58%
Special monitoring[1]	8%
Foreclosed real estate	57%
Problematic loans	**57%**
Performing loans[2]	0%

Santander 51

Real Estate Activity in Spain Exposure and coverage ratios Coverage by borrowers’ situation Total coverage (March 2017) (problematic assets+performing loans) € million Provisions / exposure (%) 57% Gross Coverage Net risk fund risk Total real estate Non-performing 3,419 1,996 1,423 exposure Special monitoring1 87 7 80 Mar’17 Foreclosed real estate 8,094 4,604 3,490 Non-performing 58% Special monitoring1 8% Total problematic loans 11,600 6,607 4,993 Foreclosed real estate 57% Performing loans2 17 0 17 Problematic loans 57% Real estate exposure 11,617 6,607 5,010 Performing loans2 0% 51 (1) 100% up-to-date with payments (2) Performing loans: loans up-to-date with payments

Real Estate Activity in Spain
Loans and foreclosures

LOANS

€ million

	Mar'17	Mar'16	Var
Finished buildings	1,938	2,533	-595
Buildings under construction	75	157	-82
Developed land	1,014	1,438	-424
Building and other land	231	743	-512
Non mortgage guarantee	266	696	-430
Total	**3,523**	**5,567**	**-2,044**

Foreclosed REAL ESTATE

€ million

Santander 52

Real Estate Activity in Spain Loans and foreclosures LOANS Foreclosed REAL ESTATE € million € million Mar’17 Mar’16 Var Mar’17 Mar’16 Var Finished buildings 1,938 2,533 -595 Finished buildings 2,218 2,268 -50 Buildings under construction 75 157 -82 Buildings under construction 800 870 -70 Developed land 1,014 1,438 -424 Developed land 2,656 2,671 -15 Building and other land 231 743 -512 Building and other land 2,420 2,414 6 Non mortgage guarantee 266 696 -430 Other land 0 52 -52 Total 3,523 5,567 -2,044 Total 8,094 8,275 -181 52

Quarterly income statements

Grupo Santander € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 10,021 10,119 10,395 10,734 11,246 Gross income 10,730 10,755 11,080 11,288 12,029 Operating expenses (5,158) (5,227) (5,250) (5,453) (5,543) Net operating income 5,572 5,528 5,831 5,835 6,486 Net loan-loss provisions (2,408) (2,205) (2,499) (2,406) (2,400) Other (433) (544) (392) (591) (775) Underlying profit before taxes 2,732 2,779 2,940 2,838 3,311 Underlying consolidated profit 1,922 1,864 2,036 2,072 2,186 Underlying attributable profit 1,633 1,526 1,695 1,766 1,867 Net capital gains and provisions* — (248) — (169) —Attributable profit 1,633 1,278 1,695 1,598 1,867 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs in 4Q16 PPI and restatement Santander Consumer USA 54

Grupo Santander Constant € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 10,616 10,607 10,729 10,992 11,246 Gross income 11,330 11,268 11,442 11,544 12,029 Operating expenses (5,377) (5,410) (5,393) (5,572) (5,543) Net operating income 5,953 5,858 6,049 5,972 6,486 Net loan-loss provisions (2,640) (2,384) (2,627) (2,487) (2,400) Other (479) (573) (392) (604) (775) Underlying profit before taxes 2,834 2,900 3,031 2,880 3,311 Underlying consolidated profit 2,001 1,944 2,099 2,111 2,186 Underlying attributable profit 1,697 1,589 1,748 1,800 1,867 Net capital gains and provisions* — (258) 3 (161) —Attributable profit 1,697 1,331 1,751 1,639 1,867 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs in 4Q16 PPI and restatement Santander Consumer USA 55

Spain € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 1,243 1,232 1,185 1,198 1,206 Gross income 1,543 1,343 1,398 1,324 1,539 Operating expenses (837) (834) (824) (802) (798) Net operating income 706 509 574 522 741 Net loan-loss provisions (231) (129) (140) (85) (163) Other (37) (82) (51) (97) (64) Underlying profit before taxes 438 298 382 340 514 Underlying consolidated profit 312 213 274 243 367 Underlying attributable profit 307 208 270 237 362 Net capital gains and provisions* — (216) — — —Attributable profit 307 (8) 270 237 362 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs 56

Santander Consumer Finance € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 1,041 1,061 1,099 1,052 1,121 Gross income 1,045 1,051 1,106 1,060 1,118 Operating expenses (483) (468) (467) (486) (502) Net operating income 562 583 639 574 616 Net loan-loss provisions (114) (70) (116) (87) (61) Other (39) (41) (36) (52) (37) Underlying profit before taxes 410 472 487 434 518 Underlying consolidated profit 293 324 346 319 370 Underlying attributable profit 251 282 291 269 314 Net capital gains and provisions* — 25 — — —Attributable profit 251 307 291 269 314 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe 57

Santander Consumer Finance Constant € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 1,052 1,069 1,105 1,054 1,121 Gross income 1,056 1,058 1,111 1,062 1,118 Operating expenses (488) (471) (469) (487) (502) Net operating income 569 587 643 575 616 Net loan-loss provisions (116) (71) (117) (87) (61) Other (39) (42) (36) (53) (37) Underlying profit before taxes 414 475 490 435 518 Underlying consolidated profit 296 327 348 320 370 Underlying attributable profit 255 284 293 270 314 Net capital gains and provisions* — 26 (0) (0) —Attributable profit 255 310 293 270 314 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe 58

Poland € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 292 298 321 323 318 Gross income 311 345 330 329 321 Operating expenses (145) (146) (149) (139) (146) Net operating income 166 199 181 190 175 Net loan-loss provisions (33) (34) (43) (35) (27) Other (22) (29) (6) (25) (23) Underlying profit before taxes 111 136 132 129 125 Underlying consolidated profit 88 108 100 91 86 Underlying attributable profit 64 75 69 63 59 Net capital gains and provisions* — 29 — — —Attributable profit 64 104 69 63 59 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs 59

Poland PLN million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 1,275 1,301 1,391 1,412 1,374 Gross income 1,357 1,507 1,430 1,440 1,386 Operating expenses (632) (638) (647) (609) (630) Net operating income 724 869 783 831 756 Net loan-loss provisions (144) (149) (186) (153) (116) Other (97) (126) (25) (111) (100) Underlying profit before taxes 483 593 573 566 539 Underlying consolidated profit 384 471 434 399 372 Underlying attributable profit 281 327 300 277 257 Net capital gains and provisions* — 128 (0) 0 —Attributable profit 281 455 300 277 257 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs 60

Portugal € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 273 262 260 251 261 Gross income 337 281 287 304 294 Operating expenses (154) (149) (142) (143) (139) Net operating income 183 132 145 161 155 Net loan-loss provisions (22) (6) (16) (9) 10 Other (2) (21) (5) (5) (14) Underlying profit before taxes 158 104 124 146 151 Underlying consolidated profit 122 81 93 106 126 Underlying attributable profit 121 80 92 106 125 Net capital gains and provisions — — — — —Attributable profit 121 80 92 106 125 61

United Kingdom € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 1,434 1,393 1,302 1,307 1,349 Gross income 1,513 1,501 1,377 1,425 1,432 Operating expenses (794) (788) (703) (683) (723) Net operating income 719 713 675 742 709 Net loan-loss provisions (7) (68) (44) 61 (15) Other (59) (71) (85) (124) (105) Underlying profit before taxes 654 574 545 679 588 Underlying consolidated profit 462 401 370 483 423 Underlying attributable profit 453 390 364 474 416 Net capital gains and provisions* — 107 — (137) —Attributable profit 453 497 364 338 416 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe and restructuring costs in 4Q16 PPI 62

United Kingdom Ł million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 1,105 1,096 1,108 1,133 1,160 Gross income 1,166 1,180 1,172 1,234 1,231 Operating expenses (611) (619) (599) (594) (622) Net operating income 554 561 573 640 609 Net loan-loss provisions (5) (53) (37) 48 (13) Other (45) (56) (71) (104) (90) Underlying profit before taxes 504 452 465 583 506 Underlying consolidated profit 356 316 316 414 364 Underlying attributable profit 349 307 311 407 358 Net capital gains and provisions* — 83 2 (110) —Attributable profit 349 390 313 297 358 (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe and restructuring costs in 4Q16 PPI 63

Brazil € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 2,365 2,583 2,899 3,155 3,455 Gross income 2,381 2,703 3,050 3,187 3,717 Operating expenses (947) (1,046) (1,177) (1,305) (1,314) Net operating income 1,434 1,657 1,873 1,882 2,403 Net loan-loss provisions (720) (753) (951) (953) (910) Other (177) (193) (134) (193) (358) Underlying profit before taxes 536 711 788 736 1,135 Underlying consolidated profit 399 481 544 575 713 Underlying attributable profit 359 429 488 510 634 Net capital gains and provisions — — — — —Attributable profit 359 429 488 510 634 64

Brazil R$ million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 10,161 10,216 10,500 11,271 11,561 Gross income 10,227 10,708 11,067 11,364 12,438 Operating expenses (4,068) (4,138) (4,266) (4,671) (4,397) Net operating income 6,159 6,570 6,801 6,693 8,041 Net loan-loss provisions (3,093) (2,972) (3,473) (3,398) (3,045) Other (762) (763) (457) (686) (1,198) Underlying profit before taxes 2,304 2,835 2,870 2,609 3,798 Underlying consolidated profit 1,716 1,908 1,979 2,055 2,386 Underlying attributable profit 1,540 1,704 1,774 1,821 2,121 Net capital gains and provisions — — — — —Attributable profit 1,540 1,704 1,774 1,821 2,121 65

Mexico € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 767 768 767 794 804 Gross income 792 786 796 828 824 Operating expenses (322) (317) (311) (325) (319) Net operating income 470 469 486 503 505 Net loan-loss provisions (221) (214) (194) (203) (233) Other (6) (11) (5) (8) (4) Underlying profit before taxes 243 244 288 293 267 Underlying consolidated profit 187 192 223 217 211 Underlying attributable profit 143 146 172 169 163 Net capital gains and provisions — — — — —Attributable profit 143 146 172 169 163 66

Mexico Million pesos 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 15,253 15,690 16,028 16,922 17,348 Gross income 15,745 16,054 16,647 17,645 17,779 Operating expenses (6,402) (6,479) (6,497) (6,922) (6,894) Net operating income 9,343 9,576 10,151 10,723 10,886 Net loan-loss provisions (4,399) (4,364) (4,062) (4,337) (5,032) Other (123) (233) (98) (161) (90) Underlying profit before taxes 4,821 4,979 5,990 6,225 5,764 Underlying consolidated profit 3,724 3,919 4,643 4,629 4,548 Underlying attributable profit 2,839 2,979 3,577 3,589 3,523 Net capital gains and provisions — — — — —Attributable profit 2,839 2,979 3,577 3,589 3,523 67

Chile € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 509 534 561 613 592 Gross income 556 577 616 672 645 Operating expenses (235) (237) (249) (265) (264) Net operating income 321 339 368 407 381 Net loan-loss provisions (109) (127) (146) (131) (122) Other 1 (1) 6 (35) 2 Underlying profit before taxes 213 211 228 241 261 Underlying consolidated profit 173 181 187 195 214 Underlying attributable profit 122 126 129 137 147 Net capital gains and provisions — — — — —Attributable profit 122 126 129 137 147 68

Chile Ch$ billion 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 393 409 414 441 413 Gross income 430 441 455 484 450 Operating expenses (182) (182) (184) (191) (184) Net operating income 248 260 272 293 266 Net loan-loss provisions (84) (98) (108) (94) (85) Other 1 (0) 5 (26) 1 Underlying profit before taxes 165 162 169 173 182 Underlying consolidated profit 134 138 138 140 149 Underlying attributable profit 94 96 95 98 103 Net capital gains and provisions — — — — —Attributable profit 94 96 95 98 103 69

United States € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 1,831 1,755 1,724 1,708 1,763 Gross income 1,968 1,888 1,867 1,809 1,879 Operating expenses (777) (774) (784) (864) (837) Net operating income 1,191 1,114 1,083 946 1,042 Net loan-loss provisions (861) (704) (776) (867) (811) Other (66) (13) (3) (8) (32) Underlying profit before taxes 264 397 304 71 199 Underlying consolidated profit 160 253 213 54 138 Underlying attributable profit 82 159 141 14 95 Net capital gains and provisions* — — — (32) —Attributable profit 82 159 141 (19) 95 (*).- Including: in 4Q16 restatement Santander Consumer USA 70

United States $ million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income 2,018 1,983 1,925 1,838 1,877 Gross income 2,168 2,133 2,085 1,945 2,001 Operating expenses (856) (874) (875) (932) (891) Net operating income 1,312 1,259 1,210 1,013 1,109 Net loan-loss provisions (949) (797) (867) (935) (863) Other (72) (16) (3) (8) (34) Underlying profit before taxes 291 446 340 69 212 Underlying consolidated profit 177 285 238 54 147 Underlying attributable profit 90 178 157 12 101 Net capital gains and provisions* — — — (36) —Attributable profit 90 178 157 (24) 101 (*).- Including: in 4Q16 restatement Santander Consumer USA 71

Corporate Centre € million 1Q 16 2Q 16 3Q 16 4Q 16 1Q 17 NII + Fee income (173) (192) (201) (204) (198) Gross income (223) (244) (316) (282) (341) Operating expenses (126) (120) (104) (99) (119) Net operating income (349) (365) (421) (381) (460) Net loan-loss provisions 1 (5) 5 0 (5) Other (5) (55) (59) 44 (32) Underlying profit before taxes (353) (424) (474) (337) (497) Underlying consolidated profit (317) (418) (414) (298) (471) Underlying attributable profit (311) (418) (412) (299) (468) Net capital gains and provisions* — (186) — — —Attributable profit (311) (604) (412) (299) (468) (*).- Including: in 2Q16 capital gains from the disposal of the stake in Visa Europe, and restructuring costs 72

Content Group performance 1Q’17 Business areas performance 1Q’17 Concluding remarks Appendix Glossary

Glossary -Acronyms AFS: Available for sale Bn: Billion CET1: Common equity tier 1 C&I: Commercial and Industrial DGF: Deposit guarantee fund FL: Fully-loaded EPS: Earning per share GoFT: Gains on financial transactions LTV: Loan to Value LLPs: Loan-loss provisions MXN: Mexican Pesos NII: Net interest income NIM: Net interest margin NPL: Non-performing loans n.m.: Non meaningful PBT: Profit before tax P&L: Profit and loss RoRWA: Return on risk-weighted assets RWA: Risk-weighted assets RoTE: Return on tangible equity SCF: Santander Consumer Finance SC USA: Santander Consumer USA SGCB: Santander Global Corporate Banking SMEs: Small and Medium Enterprises SRF: Single Resolution Fund ST: Short term SVR: Standard variable rate TNAV: Tangible net asset value UF: Unidad de fomento (Chile) y-o-y: Year on Year UK: United Kingdom US: United States 74

Glossary – definitions PROFITABILITY AND EFFICIENCY RoTE: Return on tangible equity: Group’s attributable profit / average of: capital + reserves + retained profit + accumulated other comprehensive income -goodwill—intangible assets RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets Efficiency: Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations CREDIT RISK NPL ratio: Loans and advances to customers and non-performing contingent liabilities (excluding country-risk) / total lending. Lending defined as total loans and advances to customers and contingent liabilities (excluding country-risk) NPL coverage ratio: Provisions to cover losses due to impairment of loans and advances to customers and contingent liabilities (excluding country-risk) / total loans and advances to customers and non-performing contingent liabilities (excluding country-risk) Cost of credit: 12 month loan-loss provisions / 12 month average lending CAPITALISATION Tangible net asset value per share – TNAV: Tangible stockholders’ equity / number of shares (excluding treasury shares). Tangible stockholders’ equity calculated as shareholders equity + accumulated other comprehensive income—goodwill—intangible assets Notes: 1) The average figures to calculate RoE, RoTE, RoA and RoRWA, include in the denominators, are calculated considering the four months from December to March, when relating to the first quarter data 2) In periods under a year, and when there are non-recurring results, the profit used to calculate the RoE and RoTE, is the annualised underlying attributable profit (excluding non-recurring results), to which the non-recurring results without annualising are added 3) In periods under a year, and where there are non-recurring results, the profit used to calculate the RoA and RoRWA, is the annualised consolidated profit (excluding non-recurring results), to which the non-recurring results without annualising are added 4) The risk-weighted assets included in the RoRWA denominator are calculated according to the criteria defined in the CRR (Capital Requirements Regulation) 75

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Santander

ROBECOSAM Sustainability Award Silver Class 2017

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 28, 2017	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer